9/28

04045108

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Telepizza

*CURRENT ADDRESS

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5001 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/28/04

Informe Anual   Annual Report

telepizza®

AR/S 12-31-03


2003
telepizza
telepizza


telepizza


telepizza


telepizza






telepizza
902 122 122

Informe Anual 2003

2003 Annual Report

RESUMEN DE LAS PRINCIPALES MAGNITUDES CONSOLIDADAS   SUMMARY OF THE MAIN CONSOLIDATED FIGURES

Cuenta de Resultados (en millones de euros) **Profit and loss Account (in millions of euros)**	**2003**	**2002**	**2001**	**2000**	**1999**
Total ingresos de explotación Total operating income	291,02	301,12	342,85	345,36	306,53
Resultado antes de intereses, impuestos y amortizaciones (BAIIA) Results before interests, taxes, depreciation and amortization (EBITDA)	49,30	55,12	53,16	51,71	54,93
Resultado de explotación Operating Result (EBIT)	30,29	35,10	32,73	31,74	38,07
Resultado de las actividades ordinarias Results on ordinary activities	24,39	27,69	24,22	25,61	35,23
Resultado extraordinario Extraordinary Results	-56,06	-19,28	-18,79	-14,18	0,83
Resultado consolidado antes de impuestos Consolidated results before income tax	-31,67	8,41	5,43	11,43	36,07
Resultado atribuido a la sociedad dominante Results allocated to the parent company	-13,63	5,41	5,13	5,04	27,05

Balance (en millones de euros) **Balance Sheet (in millions of euros)**	**2003**	**2002**	**2001**	**2000**	**1999**
Activos totales operativos Total operating assets	210,42	245,52	268,29	252,81	197,51
Fondos propios Shareholders' equity	60,45	83,11	93,12	88,05	84,37
Endeudamiento neto Net indebtedness	90,14	104,18	134,43	131,65	68,39
Otros pasivos Other liabilities	59,83	58,23	40,74	33,11	44,75

Activos totales operativos: Activos totales - Acciones propias - Tesorería - Inversiones financieras temporales
Total operating assets: Total assets - Parent company shares - Cash and banks - Short term investments

Endeudamiento neto: Deuda bancaria L/P + Deuda bancaria C/P - Tesorería
Net Indebtedness: Long term amounts owed to credit institutions + short term amounts owed to credit institutions - Cash and banks

Otros pasivos está neto de las Inversiones finacieras temporales y de las Acciones propias
Other liabilities are shown net from short term financial Investments and Parent company shares

PRINCIPALES RATIOS DE LAS CUENTAS CONSOLIDADAS   MAIN RATIOS FROM THE CONSOLIDATED ACCOUNTS

Margen BAIIA sobre ventas consolidadas
EBITDA margin over consolidated sales



20,00%
10,00%
0,00%
16,20%
19,32%
18,06%
2001
2002
2003

Endeudamiento neto / BAIIA
Net indebtedness / EBITDA



3,00
2,50
2,00
1,50
1,00
0,50
0,00
2,53
1,89
1,83
2001
2002
2003

Rentabilidad ajustada* del activo**
Adjusted* Return on assets (ROA)**



15%
10%
5%
0,00%
7,5%
8,4%
11,6%
2001
2002
2003

Rentabilidad ajustada* de fondos propios***
Adjusted* Return on shareholder's equity (ROE)***



50%
40%
30%
20%
10%
0%
23,3%
26,7%
44,6%
2001
2002
2003

*Con el objetivo de homogeneizar y hacer comparable la información, se ha ajustado el beneficio neto del ejercicio con los extraordinarios netos del efecto fiscal.
*In order to homogenise and make the information comparable, the financial year's net results have been adjusted by the extraordinary results net from the fiscal effect.

**Resultado atribuido a la sociedad dominante ajustado / Activos totales
** Adjusted Results allocated to the parent company / Total assets

***Resultado atribuido a la sociedad dominante ajustado / Fondos Propios
*** Adjusted Results allocated to the parent company / Shareholder's Equity

Evolución de las ventas de la cadena (en millones de euros) Chain sales trend (in millions of euros)

	2003	2002	2001	2000	1999
ESPAÑA SPAIN	**320,40**	**313,75**	**305,95**	**316,28**	**319,40**
INTERNACIONAL INTERNATIONAL	**75,84**	**76,44**	**88,01**	**93,09**	**55,94**
Países operativos 2004 Operating countries 2004					
Portugal Portugal	36,53	34,05	31,14	26,94	22,24
Polonia Poland	21,93	22,32	21,99	16,79	6,65
Chile Chile	9,35	9,12	9,34	9,02	6,67
Subtotal	**67,80**	**65,48**	**62,47**	**52,75**	**35,56**
Países no operativos 2004 2004 Not operating countries	**8,04**	**10,96**	**25,54**	**40,33**	**20,38**
TOTAL VENTAS CADENA TOTAL SALES BY CHAINS	**396,24**	**390,20**	**393,96**	**409,37**	**375,34**

Evolución de las ventas cadena en internacional (en millones de moneda local) International chain sales (in millions of local currency)

INTERNACIONAL INTERNATIONAL	2003	2002	Δ %	2001
Países operativos 2004 Operating countries 2004				
Portugal Portugal	36,53	34,05	7,3%	31,14
Polonia Poland	96,28	85,93	12,1%	80,23
Chile Chile	7.263,28	5.888,38	23,3%	5.237,50
Países no operativos 2004 2004 Not operating countries				
México Mexico	44,42	47,11	-5,7%	149,28
Francia France	4,34	5,83	-25,5%	4,61
Reino Unido United Kingdom	0,00	0,00	---	1,64
Marruecos Morocco	0,00	0,00	---	4,73

Situación de tiendas a final de año Number of outlets at year end

	2003	%	2002	%	2001	%	2000	%	1999	%
ESPAÑA SPAIN	**532**	**100,0%**	**538**	**100,0%**	**539**	**100,0%**	**532**	**100,0%**	**512**	**100,0%**
Tiendas Propias Owned outlets	230	43,2%	242	45,0%	280	51,9%	323	60,7%	327	63,9%
Franquicias Franchised outlets	302	56,8%	296	55,0%	259	48,1%	209	39,3%	185	36,1%
INTERNACIONAL INTERNATIONAL	**184**		**320**		**328**		**316**		**255**	
Países operativos 2004 Operating countries 2004	**184**		**161**		**149**		**129**		**102**	
Portugal Portugal	**65**	**100,0%**	**56**	**100,0%**	**53**	**100,0%**	**46**	**100,0%**	**44**	**100,0%**
Tiendas Propias Owned outlets	39	60,0%	37	66,1%	37	69,8%	34	73,9%	32	72,7%
Franquicias Franchised outlets	26	40,0%	19	33,9%	16	30,2%	12	26,1%	12	27,3%
Polonia Poland	**87**	**100,0%**	**77**	**100,0%**	**70**	**100,0%**	**60**	**100,0%**	**40**	**100,0%**
Tiendas Propias Owned outlets	64	73,6%	64	83,1%	68	97,1%	60	100,0%	40	100,0%
Franquicias Franchised outlets	23	26,4%	13	16,9%	2	2,9%	0	--	0	--
Chile Chile	**32**	**100,0%**	**28**	**100,0%**	**26**	**100,0%**	**23**	**100,0%**	**18**	**100,0%**
Tiendas Propias Owned outlets	29	90,6%	28	100,0%	24	92,3%	21	91,3%	16	88,9%
Franquicias Franchised outlets	3	9,4%	0	--	2	7,7%	2	8,7%	2	11,1%
Países no operativos 2004 2004 Not operating countries	**0**		**159**		**179**		**187**		**153**	
Tiendas Propias Owned outlets	0	--	6	3,8%	13	7,3%	167	89,3%	139	90,8%
Franquicias Franchised outlets	0	--	153	96,2%	166	92,7%	20	10,7%	14	9,2%
TOTAL TIENDAS TOTAL OUTLETS	**716**	**100,0%**	**858**	**100,0%**	**867**	**100,0%**	**848**	**100,0%**	**767**	**100,0%**
Tiendas Propias Owned outlets	**362**	**50,6%**	**377**	**43,9%**	**422**	**48,7%**	**605**	**71,3%**	**554**	**72,2%**
Franquicias Franchised outlets	**354**	**49,4%**	**481**	**56,1%**	**445**	**51,3%**	**243**	**28,7%**	**213**	**27,8%**

Plantilla media equivalente a tiempo completo Average number of equivalent full-time employee

	2003	**2002**	**2001**
Nº de empleados No. Employees	7.282	7.533	9.360

La comparativa está afectada por el mayor peso del modelo de franquicia, dado que el dato de empleados del Grupo no incluye el personal de las tiendas franquiciadas.

The comparative is affected by the higher percentage of the franchise model, due to the fact that the Group´s employees figure does not include franchise store staff.

Resumen de la evolución bursátil y ratios Summary of stock market performance and ratios

	2003	2002	2001
Nº de acciones en circulación Nº of shares	223.597.400	223.597.400	223.597.400
Contratación anual (millones de euros) Annual dealing (million euros)	382,62	228,26	871,76
Contratación anual (número de títulos) Annual dealing (number of shares)	314.282.788	185.736.075	371.696.778
Nº de sesiones de negociación Nº of trading sessions	250	250	250
Contratación media diaria (millones de euros) Average daily dealing (million euros)	1,53	0,91	3,49
Contratación media diaria (nº de títulos) Average daily dealing (Nº of shares)	1.257.131	742.944	1.486.787
Cotización máxima Year high stock price	1,52	1,78	3,45
Cotización media Year average stock price	1,21	1,22	2,34
Cotización mínima Year low stock price	0,73	0,74	1,16
Cotización última Year closing stock price	1,23	0,75	1,74
Capitalización bursátil (millones de euros) Market capitalisation (million euros)	275,02	167,70	389,06
BAIIA por acción (datos en euros) EBITDA per share (figures in euros)	0,22	0,25	0,24
BPA ajustado (beneficio neto ajustado* / nº acciones) (datos en euros) Adjusted EPS (adjusted net profit */ nº shares) (figures in euros)	0,12	0,10	0,10
PER ajustado (cotización cierre / BPA ajustado*) Adjusted PER* (closing price / adjusted EPS*)	10,19	7,55	17,96

*Con el objetivo de homogeneizar y hacer comparable la información, se ha ajustado el beneficio neto del ejercicio con los extraordinarios netos del efecto fiscal

*In order to homogenise and make the information comparable, the financial year's net results have been adjusted by the extraordinary results net from the fiscal effect

Carta del Presidente

Chairman's Letter

Carta del Presidente



Estimados accionistas,

Me dirijo de nuevo a ustedes para presentarles el Informe Anual correspondiente a las actividades desarrolladas por Telepizza durante 2003.

La actividad de la Compañía durante el pasado ejercicio se enmarca en un contexto de desaceleración económica, especialmente en las principales economías europeas, si bien la economía española ha experimentado un ritmo de crecimiento superior al del año 2002.

La tasa de crecimiento del PIB en España se elevó al 2,4 por ciento, superior en cuatro décimas a la del año 2002 y significativamente por encima de la media de crecimiento del 0,6 por ciento alcanzada por la zona euro. El crecimiento de la economía española ha estado basado fundamentalmente en el vigor del consumo privado y la inversión en el sector inmobiliario.

Otro de los datos fundamentales para conocer el pulso de nuestra economía, como es la tasa de inflación, ha pasado del 4 por ciento en 2002 al 2,6 por ciento en 2003, disminuyendo el diferencial de este índice con la zona euro, donde se ha situado en un 2,3 por ciento.

Un año más, Telepizza sigue consolidando el liderazgo en su sector de actividad, con unos altos niveles de valoración por nuestros clientes en factores clave para la Compañía. Telepizza es la empresa del sector que inspira más confianza y la preferida por su relación calidad-precio. Es además importante resaltar la percepción de la marca como de consumo familiar y en casa, lo que nos reafirma en nuestro posicionamiento como producto vinculado a los momentos de ocio y disfrute en el hogar.

Este ejercicio pasado, ha sido fundamental para Telepizza ya que, por un lado, ha supuesto continuar y afianzar el proceso de modernización emprendido hace 3 años, que se ha convertido en uno de los objetivos más importantes de la Compañía. Por otro lado, se ha finalizado el proceso de reestructuración de todas las áreas, tanto a nivel nacional como internacional, que ha supuesto un arduo trabajo orientado a garantizar el desarrollo futuro.

En España han sido varios los planes en los que se ha trabajado con buenos resultados. Desde principios de 2003, y como parte esencial del Plan Director de Fabrica, se encuentra en funcionamiento nuestra planta industrial y centro logístico situado en Daganzo (Madrid), instalación que ya está prestando servicio a todos los establecimientos en España y está completamente dotada para asumir las necesidades futuras del Grupo.

Además, esta nueva planta representa para nosotros un avance en uno de nuestros objetivos fundamentales, como es la calidad de producto. Los clientes de Telepizza se benefician así de la tecnología aplicada a los procesos productivos, que conllevan la oferta de un producto más fresco, exhaustivamente controlado a lo largo de todo el proceso de elaboración y, en definitiva, de gran calidad.

El proceso de modernización también se ha visto reflejado en el área de sistemas de información, que cuenta con una avanzada herramienta destinada a la gestión de relaciones con clientes (CRM). Esta herramienta se encuentra en fase de test y será un magnífico instrumento, entre otras utilidades, para la obtención de un valioso nivel de información que facilitará el diseño de estrategias comerciales adaptadas a las diferentes tipologías de consumo. Continuaremos profundizando durante el presente ejercicio en esta área, que creemos tiene un fuerte potencial para nuestra línea de actuación en marketing.

Cabe destacar también en este sentido, la finalización del proceso de desarrollo de herramientas para la gestión de venta multicanal, basada en dos ejes: la captura de pedidos centralizados y a través de web, que ya se encuentra en fase de pruebas.

El área de Marketing continúa representando un eje fundamental en la gestión de la compañía, con el objetivo primordial de ofrecer al cliente un servicio de calidad que de respuesta satisfactoria a sus gustos y necesidades. En este sentido, nuestra política de innovación de productos ha recibido un alto grado de aceptación por parte de nuestros clientes. El pasado ejercicio ha sido especialmente activo en este sentido con el lanzamiento de una colección de pizzas bajo una temática común y una nueva especialidad, además de dos complementos.

Durante 2003 hemos seguido profundizando en el conocimiento de nuestros clientes. Se han realizado estudios encaminados a comprender mejor sus hábitos de consumo, preferencias de producto e incluso la manera más eficaz de comunicarnos con ellos. Ya hemos comenzado a obtener beneficios de este conocimiento y continuaremos desarrollándolo en el futuro.

Como parte de nuestro interés por hacer más íntima, directa y eficaz la comunicación con nuestros clientes, hemos acometido fuertes inversiones en publicidad, fundamentales para nuestro contacto con el consumidor.

En cuanto al área internacional de la Compañía, el año 2003 ha supuesto la finalización del proceso de reestructuración y focalización en aquellos países en los que somos rentables. Esta decisión determinó el cierre de las actividades de Telepizza en Francia y Méjico y la potenciación de nuestras operaciones en Portugal, Polonia y Chile, países en los que Telepizza ha demostrado su capacidad de liderazgo y rentabilidad.

Telepizza ha conseguido en 2003 un nuevo record histórico de ventas de la cadena en España, superando los 320 millones de euros y el Grupo ha obtenido un beneficio bruto de explotación de 49,3 millones de euros, fruto de su actividad ordinaria. Así mismo, se ha logrado finalizar el ejercicio con el menor endeudamiento de los últimos cuatro años. Sin embargo, el proceso de reestructuración ha supuesto que los resultados del ejercicio se hayan visto afectados por un resultado extraordinario negativo de 56 millones de euros. Este proceso de reestructuración ha llevado al Grupo a presentar un resultado negativo de 13,6 millones de euros que no son proyectables a futuro y que no deben desfigurar la prometedora y favorable realidad de la compañía, tal y como ya estamos viendo a lo largo del presente ejercicio de 2004.

Telepizza es hoy rentable en las operaciones que desarrolla en todos los países en que está presente; y esta situación de rentabilidad y solvencia irá evolucionando de forma creciente a medida que vaya avanzando el presente año.

Quiero compartir con ustedes nuestras expectativas para el presente ejercicio. Durante el 2004, la Compañía se centrará en afianzar las fuertes inversiones ya realizadas durante los últimos años, y que esperamos contribuyan de forma positiva al desarrollo del negocio.

El área industrial continuará mejorando la eficiencia de las instalaciones fabriles y logísticas de Daganzo (Madrid). Seguiremos por ello dotándola de las últimas tecnologías existentes en el mercado, lo que nos permitirá reducir costes, controlar de modo eficiente la calidad y trazabilidad de producto y mejorar la logística.
Además, esperamos seguir mejorando todos aquellos aspectos que redunden en beneficios para nuestros franquiciados y clientes.

El área de Marketing continuará reforzando la nueva imagen de marca, de la que uno de los últimos desarrollos realizados es la remodelación de los establecimientos, que prevemos esté completada a finales del 2004 en las tiendas propias de España y en un gran porcentaje de las franquiciadas.

En España, esperamos finalizar el ejercicio con 538 establecimientos y continuaremos con nuestra expansión geográfica bajo el modelo de franquicia, teniendo durante este año un especial protagonismo la apertura de tiendas en localidades de menos de 30.000 habitantes, áreas en las que Telepizza goza de uno de los más elevados grados de reconocimiento de marca y que esperamos poder rentabilizar mediante la profundización de nuestra presencia.

Continuaremos con nuestra estrategia de crecimiento y de gestión bajo el modelo franquiciado. Seguiremos consolidando la estructura de apoyo y creemos que, con el acuerdo mayoritario conseguido en las políticas de franquiciación que regirán en el futuro este sistema de gestión en Telepizza, fortalecemos nuestro vínculo de unión para la búsqueda de nuestro objetivo común, como es gestionar una compañía sana y con futuro.

En cuanto a la estrategia del área internacional del Grupo, seguiremos reforzando nuestra presencia y afianzando nuestra posición de liderazgo en los países en los que operamos. En Chile y Portugal esperamos finalizar el cambio de imagen de nuestros establecimientos y seguir creciendo bajo el modelo franquiciado. En cuanto a Polonia, nuevo miembro de la Unión Europea, mantenemos los mismos objetivos de expansión y liderazgo, añadiéndose su carácter como inmejorable plataforma para, aprovechando los recursos de los que ya disponemos en este país, extender nuestra presencia a Chequia durante el segundo semestre de este ejercicio.

Telepizza, por tanto, concluye 2003 en la mejor situación de solvencia y saneamiento de la que ha disfrutado nunca, y se presenta ante el ya iniciado ejercicio 2004 con una estrategia clara y muy definida que nos hace contemplar el presente con confianza y el futuro con ilusión y optimismo.

Para finalizar mi carta, quiero aprovechar la ocasión para agradecer el apoyo del equipo humano de Telepizza. Las profundas transformaciones que se han llevado a cabo durante estos años, tras un minucioso diseño y un meticuloso proceso de ejecución hubieran sido imposibles de desarrollar sin su colaboración, esfuerzo y trabajo diario, que será ahora imprescindible para continuar recogiendo los frutos que ya hemos comenzado a obtener.

Agradecimiento que extiendo también a ustedes, señores accionistas, a nuestros franquiciados, proveedores y, por supuesto, a todos nuestros clientes en este proyecto común.



Pedro Ballvé,
Presidente

Chairman's Letter

Dear Shareholders,

Once again I am pleased to be able to present you with the Annual Report corresponding to the activities performed by Telepizza during 2003.

Over the past financial year, the Company's activity has taken place within a period of economic slowdown, particularly in the main European economies, although the Spanish economy has shown a greater growth rate than in 2002.

The growth rate of the GDP in Spain rose by 2.4 percent, four tenths higher than the figure for 2002 and significantly above the average growth of 0.6 percent reached in the Euro zone. The growth of the Spanish economy was fundamentally based on the strength of consumer spending and investment in the real estate sector.

Another of the essential pieces of information to find the pulse of our economy - the inflation rate, has gone from 4 percent in 2002 to 2.6 percent in 2003, with a decrease in the differential of this rate with the Euro zone, where it is 2.3 percent.

Once again, Telepizza has spent the year consolidating its leadership in its sector, with some high valuation levels by our clients in key factors for the Company, such as the company in the sector that inspires most confidence and the favourite due to its quality-price relationship. It is also important to highlight the brand perception as being family, at home consumption, which reaffirms us in our ranking within leisure times and enjoyment at home.

The past financial year has been an essential one for Telepizza since on the one hand, it has meant the continuation and establishment of the modernisation process, initiated 3 years ago, which has become one of the Company's top priorities. On the other hand, the restructuring process of all the areas, both national and international has been finished. This has involved a lot of hard work, but it means a guarantee of our future development.

In Spain, several different plans have been worked on, giving good results. As an essential part of the Factory Management Plan, our industrial plant and logistics centre, located in Daganzo (Madrid) has been operating since the beginning of 2003 and it is already providing service to all the establishments in Spain and it is ready to take on the Group's future requirements.

In addition to this, the new plant means an advance for us in one of our fundamental objective: product quality. Telepizza's clients will profit from the technology applied to the production processes, which mean a fresher product is being offered, exhaustively controlled throughout the production process and in short, of top quality.

The modernisation process has also included the information systems, which now have an advanced tool for the management of client relations (CRM). This tool is already in a trial phase and will be one of many magnificent instruments aimed at obtaining enough information to design the commercial activities adapted to the types of consumption. Over the next year, we will continue to go into this area in depth, which we believe has a strong potential for our marketing actions.

On this subject we should mention the finishing of the development process of multi-channel sales management tools, based on two points: the catchment of centralised orders and use of the web page, which is already in a trial phase.

The Marketing area continues to be one of the fundamental points in the Company's management, with the top priority of offering clients a quality service that responds to their tastes and requirements in a satisfactory way. Therefore, our product innovation policy has received a good acceptance from our clients. This field was particularly active last year with the launching of a collection of pizzas using a common theme and a new speciality, in addition to the two side dishes.

During 2003 we have continued to compile information about our clients. Studies have been carried out aimed at a greater understanding of their consumption habits, product preferences, and even the most efficient way to communicate with them. The benefits from this knowledge are already being reaped and we will continue to develop this idea in the future.

As a part of our aim at making our communications with our clients closer, more direct and more efficient, we have made important investments in advertising, an essential point for our contact with consumers.

As regards the Company's international area, the year 2003 has meant the end of the restructuring process and focussing on those countries where we are profitable. This decision has meant the closure of operations in France and Mexico and the promotion of our activity in Portugal, Poland and Chile, countries where Telepizza has shown its leadership and profitability qualities.

In 2003 Telepizza has reached a new historical sales record for the chain in Spain, exceeding the 320 million euros and the Group has obtained an EBITDA of 49.3 million euros, from its ordinary activity. Likewise, the financial year has ended with the lowest indebtedness for the past four years. However, the restructuring process has meant that the results from the financial year have been affected by an extraordinary negative result of 56 million euros. This process has lead the Group to present some losses that should not be projected to the future and that must not distort the Company's promising and favourable reality, as we are already seeing over this financial year of 2004.

Today, Telepizza is profitable in all its operations in all the countries where it is present; and this situation of profitability and solvency will increasingly evolve as this year goes by.

I would like to share our expectations for this financial year with you. During 2004, the Company will concentrate on strengthening the important investments it has made over the last few years and that we hope will contribute in a positive way to the development of the business.

The industrial area will continue to improve the efficiency of the factory and logistics installations in Daganzo (Madrid). We will carry on installing the latest technologies on the market there, which will allow costs to be reduced, the quality and the product traceability to be controlled more efficiently and the logistics to be improved.
In addition to this, we hope to continue improving all those aspects that involve benefits for our franchisees and clients.

The Marketing area will continue strengthening the brand name's new image, one of the latest developments performed for this is the refitting of the outlets, which we predict will be completed at the end of 2004 in the own outlets in Spain and in a large percentage of the franchised ones.

In Spain country, we hope to end the financial year with 538 outlets and we will continue with our geographical expansion using the franchise model. The opening of outlets in towns with less than 30,000 inhabitants will be the particular target during this year, these being areas where Telepizza enjoys one of the highest levels of brand awareness and that we hope to be able to profit from using the importance of our presence.

We will continue with our strategy of growth and management using the franchise model. We will carry on consolidating the support structure and we believe that, with the majority agreement reached in the franchise policies that will govern this management system in Telepizza in the future, we are strengthening our links together to search for our common target, which is to manage a healthy company that has a great future.

As regards the strategy in the Group's international area, we will continue to strengthen our presence and build up our leading position in the countries where we operate. In Chile and Portugal we hope to finish the change of image of our outlets and to continue growing using the franchise model. With regard to Poland, a new member of the European Union, we are keeping to the same expansion and leadership targets, added to which is its nature of being an unbeatable platform to extend our presence to the Czech Republic during the second half of this financial year, taking advantage of the resources we already have in Poland.

Therefore, Telepizza ended 2003 in the best situation of solvency and reorganisation it has ever enjoyed and it is already facing up to the financial year of 2004 with a clear, and highly defined strategy that makes us face up to the present confidently and to the future with hope and optimism.

To conclude, I would like to take this opportunity to give my thanks for the support from the personnel of Telepizza. The important changes that have been carried out over these past few years, after a meticulous design and performance would have been impossible to develop without their collaboration, effort and daily work, which will now be essential to continue harvesting the fruit that we have already started to obtain.

I would like to show my gratitude to you, the shareholders, to our franchisees, suppliers and of course, to all our clients in this common project.

Pedro Ballvé,
Chairman

Información Societaria

Corporate Information

CONSEJO DE ADMINISTRACIÓN DE TELE PIZZA, S.A. TELE PIZZA, S.A. BOARD OF DIRECTORS

Presidente Chairman:	D. Pedro Ballvé Lantero
Vicepresidente Ejecutivo Executive Vice-Chairman:	D. José Carlos Olcese Santonja
Consejero Delegado Chief Executive Officer:	D. Fernando Zapater Marqués
Vocales Board Members:	D. Joaquín Cayuela Vergés
	D. Ignacio Cuesta Martín-Gil
	D. Guillermo de la Dehesa Romero
	D. Alfonso Martínez de Irujo Fitz-James Stuart
	D. Aldo Olcese Santonja
	D. Raniero Vanni D'Archirafi
Secretario Consejero Board Member Secretary:	D. Javier Gaspar Pardo de Andrade

COMISIONES DELEGADAS DEL CONSEJO DE ADMINISTRACIÓN   BOARD OF DIRECTORS AND MANAGEMENT TEAM COMMITTEES

Comisión Ejecutiva   Executive Committee

D. Pedro Ballvé Lantero (Presidente Chairman)
D. José Carlos Olcese Santonja
D. Fernando Zapater Marqués
D. Joaquín Cayuela Vergés
D. Guillermo de la Dehesa Romero
D. Aldo Olcese Santonja
D. Javier Gaspar Pardo de Andrade
(Secretario no miembro Non member Secretary)

Comisión de Auditoría y Cumplimiento*   Audit and Compliance Committee*

D. Guillermo de la Dehesa Romero (Presidente Chairman)
D. Ignacio Cuesta Martín – Gil
D. Alfonso Martínez de Irujo Fitz James
D. Aldo Olcese Santonja
D. Javier Gaspar Pardo de Andrade
(Secretario no miembro Non member Secretary)

D. Carlos Rodrigo San José (Auditor interno dependiente de la Comisión no miembro
Non member Internal Auditor reporting to this Committee)

Comisión de Nombramientos y Retribuciones*   Appointments and Remuneration Committee*

D. Raniero Vanni D`Archirafi (Presidente Chairman)
D. Joaquín Cayuela Vergés
D. Aldo Olcese Santonja
D. Javier Gaspar Pardo de Andrade
(Secretario no miembro Non member Secretary)

Comisión de Estrategia e Inversiones*   Investment and Strategy Committee*

D. Joaquín Cayuela Vergés (Presidente Chairman)
D. Guillermo de la Dehesa Romero
D. Ignacio Cuesta Martín – Gil
D. Alfonso Martínez de Irujo Fitz-James
D. Aldo Olcese Santonja
D. Raniero Vanni D`Archirafi
D. Javier Gaspar Pardo de Andrade
(Secretario no miembro Non member Secretary)

*Comisiones de trabajo no ejecutivas   *Non-executive working committees

EQUIPO DIRECTIVO DEL GRUPO TELEPIZZA CORPORATE MANAGEMENT TEAM

Presidente Chairman	**D. Pedro Ballvé Lantero**
Vicepresidente Ejecutivo **Executive Vice-Chairman**	**D. José Carlos Olcese Santonja**
Consejero Delegado **Chief Executive Officer**	**D. Fernando Zapater Marqués**
Director General de Desarrollo Estratégico **General Director of Strategic Development**	**D. Gustavo Durán San Román**
Subdirector General de Operaciones España **Deputy General Director of Operations in Spain**	**D. Arturo Ascaso Gonçalves**
Directores de Operaciones de España Directors of Operations in Spain	Dª. Nieves Gentil Más D. Ramón González Villalobos D. José María Ruiz Ferrer D. Pedro Salvador Marín D. Miguel Angel Sánchez Aguilar
Director de Operaciones de Franquicias Director of Franchise Operations	D. Pedro Salvador Esteban
Directora de Expansión, Proyectos y Obras Director of Expansion, Projects and Construction	Dª. Ana Sumastre Treviño
Subdirector General de Internacional y Desarrollo de Nuevos Negocios **Deputy General Director of International and New Project Development**	**D. Víctor Guerrero Ferrer**
Director de Operaciones Internacional Director of International Operations	D. Alberto Ordiñana Lorenzo
Director de Portugal Director of Portugal	D. Carlos García Boro
Director de Polonia Director of Poland	D. José Luis Portela Esteban
Director de Chile Director of Chile	D. José María Fernández Filgueira
Director de Desarrollo de Proyectos Director of Project Development	D. Ricardo Santiago de Dios
Subdirector General División Industrial y Compras Deputy General Director of the Industrial Division and Supplies	**D. Manuel Capelo García**
Director de Producción de Daganzo Director of the Daganzo Production	D. Jorge Pérez Muñoz

Director de Logística de Daganzo Director of the Daganzo Logistics	D. Ricardo Perelli Bermejo
Director Fábrica de Queso (Luxtor) Director of the Cheese Factory (Luxtor)	D. José Antonio Sánchez Quintela
Subdirector General de Servicios Corporativos y Recursos **Deputy General Director of Corporate Services and Resources**	**D. Ignacio Illán García**
Directora del Area Legal Legal Advisory Director	Dª. Ana Domingo Sanz
Director Financiero y de Personal Director of Finance and Personnel	D. Fernando Echecopar Florez
Subdirector General de Franquicias , Calidad, I+D y Sistemas **Deputy General Director of Franchises, Quality, I+D and Information Systems**	**D. Félix Díez Triguero**
Director de Sistemas de Información Director of Information Systems	D. Juan Carlos García Rodríguez
Directora de Gestión de Calidad Director of Quality Control	Dª. Maria Luisa Zabaleta Alonso
Areas de Soporte Support Areas	
Director de Planificación y Control Director of Control and Planning	D. Igor Albiol Gutiérrez
Director de Marketing Director of Marketing	D. Alessandro Lambertini Melega
Director de Revista Director of Magazine	D. José Antonio Martín Mateos
Directora de Recursos Humanos Director of Human Resources	Dª. María José Tobías Rubio

PRINCIPALES EMPRESAS DEL GRUPO TELEPIZZA MAIN TELEPIZZA GROUP COMPANIES

Situación a 31 de diciembre de 2003 Situation at the 31st December 2003


TELE PIZZA, S.A.
ÁREA NACIONAL NATIONAL AREA
ÁREA INTERNACIONAL INTERNATIONAL AREA
Mixor, S.A. 100%
Circol, S.A. 100%
Sedes, S.L. 100%
Telepizza 1, S.A. 100%
TP Insular, S.A. 51%
Grupo Eysal, S.L. 100%
Luxtor, S.A. 100%
V.Restauración, S.L. * 50%
Proyburgos, S.A. * 99,98%
Proyvalladolid, S.A. * 99,98%
Eysal 100%
Lge Czech 100%
Downs View 100%
Telepizza Chile 99,99%
Todo Pizza 99,99%
Telepizza Poland 100%
Telepizza Portugal 100%
Delivery Portugal 100%
Telepizza Maroc 99,99%
Lubasto Holding 100%
Prest.serv. C&T 90%
Pizza Serv.Administ 99,99%
Pizzas del centro 99,99%
Servicios Feca 99,99%
Pizza Corporativo 99,99%
Ausmex 99,99%
Inmobil.Lombard * 99,99%
Telepizza Mexico * 100%
Grupo C&T 99,99%
Todo Pizza 99,99%
Telepizza France * 55,38% TpSA 44,59% Eysal
RM Master 100%

* En proceso de liquidación
*Companies being wound up

Informe de Gestión

Management Report

Acontecimientos destacables del ejercicio
Outstanding events in the financial year

El año 2003 ha sido clave para la modernización de los procesos y ha supuesto el fin de la reestructuración del Grupo.

2003 has been highly significant for the modernisation of the processes and has meant the end of the Company's restructuring phase.

Marzo de 2003. El nuevo centro industrial y logístico del Grupo situado en Daganzo (Madrid) comienza a prestar servicio a todos los establecimientos en España. Esta nueva fábrica y plataforma logística representa para Telepizza un gran salto tecnológico, al incorporar las últimas tecnologías en fabricación de masas para pizza.

19 de mayo de 2003. Tele Pizza S.A. comunica la adquisición de la participación accionarial que los dos socios minoritarios chilenos tenían en la filial de TelePizza Chile S.A. Con dicha adquisición Tele Pizza, S.A. adquiere el control total sobre la filial chilena.

05 de junio de 2003. La Sociedad remite a la CNMV el texto de la convocatoria de la Junta General Ordinaria de Accionistas, así como la documentación que se pone a disposición de los accionistas en relación con los acuerdos que se proponen a la Junta.

13 de junio de 2003. La Sociedad sigue avanzando en la adaptación a las recomendaciones del Informe Aldama y remite, a la CNMV, el Reglamento Interno de Conducta en materias relacionadas con el Mercado de Valores de Tele Pizza S.A.

25 de junio 2003. La Compañía comunica los acuerdos adoptados en la Junta General Ordinaria de Accionistas celebrada en segunda convocatoria el día 24 de junio de 2003. Cabe destacar la modificación del artículo 33 de los Estatutos Sociales con el objeto de dar cumplimiento a lo previsto en el artículo 47 de la Ley de Medidas de Reforma del Sistema Financiero y a las recomendaciones del Informe Aldama.

El 23 de julio de 2003. La sociedad comunica, el nombramiento como nuevo Consejero de D. Ignacio Cuesta Martín-Gil, Director General Adjunto de Políticas Contables y Planificación Financiera del Grupo Telefónica.

Octubre 2003. Se inicia un test de herramientas CRM, avanzando en el análisis de los datos y en su segmentación de acuerdo a distintas variables. Este nivel de información nos permitirá diseñar estrategias adecuadas a las distintas tipologías de consumo.

20 de octubre de 2003, Telepizza inicia en Zaragoza, en modo de prueba, un nuevo mode-

March 2003. The Group's new industrial and logistics centre in Daganzo (Madrid) starts to serve all the outlets in Spain. For Telepizza, this new factory and logistics platform represents an important technological leap, since it incorporates the latest technologies in pizza dough manufacturing.

19th of May 2003. Tele Pizza S.A. informs of its acquisition of the shareholder participation held by the two minority Chilean shareholders in the subsidiary TelePizza Chile S.A. With this acquisition, Tele Pizza, S.A. assumes complete control over the Chilean subsidiary company.

5th of June 2003. The Company informs the Stock Exchange Commission of the text to call the Ordinary Annual General Meeting of Shareholders, as well as the documentation that is placed at the shareholders' disposal relating to the agreements that the General Meeting is proposing.

13th of June 2003. The Company continues to progress towards the adaptation to the recommendations made in the Aldama Report and refers to the Internal Conduct Regulation on subjects related to the Securities Market of Tele Pizza S.A.

25th of June 2003. The Company informs of the agreements adopted at the Ordinary Annual General Meeting of Shareholders held in its second session on the 24th of June 2003. The modification of article 33 of the Articles of Association should be mentioned in order to comply with that set forth in article 47 of the Law on Reform Measures to the Financial System and to the recommendations made in the Aldama Report.

23rd of July 2003. The Company informs of the appointment of Mr. Ignacio Cuesta Martín-Gil, General Manager of Accountancy Policies and Financial Planning for the Telefónica Group as a new Member of the Board.

October 2003. A test is started on CRM tools, progressing in data analysis and in its segmentation in accordance with the different variables. This information level will allow us to design suitable strategies for the different consumption types.

20th of October 2003. In Zaragoza, Telepizza starts a trial for a new sales model over the

lo de venta a través de Internet. Los pedidos realizados a través de la Web se transmiten en tiempo real a la tienda correspondiente.

25 de noviembre de 2003. Telepizza finaliza el cambio de imagen en 100 de sus establecimientos, en España. Esta *transformación abarca a* todos los elementos de la tienda con un nuevo grafismo de la marca, una nueva imagen exterior e interiores y un nuevo diseño de los uniformes. A finales de 2003, 166 tiendas propias y 23 franquicias estaban ya operando bajo el nuevo formato en España y en el área internacional el cambio se había completado en 79 tiendas.

6 de diciembre de 2003. Telepizza alcanza el récord histórico de ventas diarias en España coincidiendo con la celebración del partido entre el Real Madrid F.C. y el F.C. Barcelona.

26 de diciembre de 2003. La Sociedad comunica los acuerdos que el Consejo de Administración en su reunión de fecha 19 de diciembre de 2003 ha adoptado relativos a la división internacional del Grupo y que implican la discontinuidad de sus actividades en México y Francia, así como la potenciación de su presencia y expansión en Portugal, Polonia y Chile. Con esta decisión, el Grupo da por concluida la reestructuración de su área internacional.

Diciembre 2003. La Compañía finaliza la homogeneización de los sistemas informáticos en Portugal. A lo largo de 2003 se han instalado en este país los programas que forman el eje de los procesos informáticos; el programa de administración de personal que incluye gestión de nómina y Recursos Humanos, el ERP corporativo (Planificación de Recursos Empresariales) en sus módulos contables, financieros y logísticos y el programa de gestión de tiendas (SAGA).

31 de diciembre de 2003. El Grupo finaliza el año con un total de 716 tiendas, de las cuales 532 están en España y 184 establecimientos se sitúan en su área internacional.

Internet. The orders made using the Web are transmitted in real time to the corresponding outlet.

25th of November 2003. Telepizza ends the change of image in 100 of its outlets in Spain. This *transformation covers all the elements in the* outlet with a new writing of the brand name, a new exterior and interior image and a new uniform design. At the end of 2003, 166 own outlets and 23 franchises were already working using the new format in Spain. In the International area, by year end, the change of image was completed in 79 stores.

6th of December 2003. Telepizza reaches the historical record of daily sales in Spain coinciding with the football match between Real Madrid F.C. and F.C. Barcelona.

26th of December 2003. The Company communicates the agreements made at the meeting of the Board of Directors held on the 19th of December 2003 about the international division of the Group and that involves the discontinuity in Mexico and France, as well as the promotion of its presence and expansion in Portugal, Poland and Chile. With this decision, the Group takes as concluded the restructuring of its international area.

December 2003. The Company concludes the homogenisation of the computing systems in Portugal. During 2003, the programmes forming the centre point of the computing processes have been installed in this country: the personnel administration programme that includes payroll management and human resources, the corporate ERP (Enterprise Resources Planning) in its accounts, financial and logistics modules and the outlets management programme (SAGA).

31st of December 2003. The Group ends the year with a total of 716 outlets, of which 532 are in Spain and 184 outlets are located within the Group's international area.

Ventajas competitivas del Grupo Telepizza
Competitive advantages of the Telepizza Group

Telepizza es una Compañía líder, orientada al consumo dentro de hogar y asociada al ocio, que cuenta con gran capilaridad, un producto de alta calidad y unos procesos y sistemas totalmente modernizados.

Telepizza is a leading Company, aimed at eating at home and associated with leisure time, which has a significant network, a top quality product and some totally modernised processes and systems.

Liderazgo y fortaleza de la marca: Telepizza es líder en el sector del servicio a domicilio de comida preparada en los países en los que opera y disfruta de un alto reconocimiento de marca. Esta notoriedad alcanzada es fruto de la labor realizada durante los más de 15 años que la Compañía lleva operando.

En el mercado principal, España, Telepizza tiene una cuota en el segmento de pizza del 61,6% (DBK) y ha alcanzado en 2003 un reconocimiento de marca del 99,4% (Prometehus).

Esta posición predominante constituye un factor disuasorio muy importante para posibles competidores, asimismo nos permite una gran difusión de las nuevas acciones comerciales que se llevan a cabo, frente a operadores con una presencia de marca más limitada.

Alianzas con marcas de gran reconocimiento: La posición de liderazgo de Telepizza nos facilita la realización de estrategias comerciales conjuntas con otras marcas líderes, dando un valor añadido al cliente y abriendo nuevas posibilidades de desarrollo.

Producto de gran calidad: Un punto clave en los objetivos del Grupo es la calidad del producto. Este esfuerzo se percibe por parte del consumidor que nos valora como una marca líder en calidad y que inspira confianza, según Prometheus.

La selección de los ingredientes y el proceso de fabricación sigue un riguroso proceso de control de calidad, obteniendo un producto fresco y que además permite al consumidor configurar la pizza a su gusto.

Para realizar estos controles y obtener un producto de calidad, la Compañía dispone de unos laboratorios especializados propios, con equipos que permiten desarrollar y testar los productos en condiciones reales de tiempo y temperatura.

La calidad del producto se convierte en un factor determinante a la hora de la elección que el consumidor hace y es un elemento diferenciador respecto a otras opciones.

Posicionamiento como marca con un fuerte componente de ocio: Este factor se convierte en una diferencia fundamental con otros operadores cuyo vínculo con el cliente es fundamentalmente funcional, mientras que el consumo de Telepizza,

Leadership and strength of the brand name: Telepizza is a leader in the ready-made food for home delivery sector in the countries where it operates and it enjoys high brand awareness. This reputation is the result of the work carried out over the more than 15 years the Company has been operating.

On the main market, Spain, Telepizza has a 61.6% (DBK) share of the pizza segment and in 2003 it has reached a brand awareness of 99.4% (Prometheus).

The predominating position forms a very important dissuasive factor for possible competitors; likewise it allows us a wide circulation of the new commercial actions that are carried out, as opposed to operators with a more limited brand presence.

Alliances with widely known brand names: Telepizza's leadership ranking allows us to carry out joint commercial strategies with other leading brand names, giving added value to clients and opening up new development possibilities.

Top quality product: A key point in the Group's targets is the quality of the product. This effort is seen by the consumer who values us as a leading brand name in quality and that inspires confidence, according to the Prometheus study.

The selection of the ingredients and the manufacturing process follows a strict quality control process, obtaining a fresh product, which also allows consumers to make up the pizza to his own taste.

To carry out these controls and to obtain a quality product, the Company has its own specialised laboratories, with equipment that allow the products to be developed and tested under real conditions of time and temperature.

Product quality becomes a determining factor when the consumer chooses and it is a differentiating element with respect to other options.

Ranking as a brand name with a strong leisure time component: This factor becomes an essential difference with other operators whose links with the clients are basically functional, whilst the eating of a Telepizza, in addition to offering



además de ofrecer conveniencia y funcionalidad, establece un fuerte componente emocional al formar parte su oferta del disfrute de un momento de ocio principalmente dentro del hogar.

Integración vertical: Telepizza, a diferencia de otros competidores, desarrolla directamente desde el proceso productivo de los productos estratégicos, hasta la entrega en el hogar del consumidor. Esto permite un estricto control de calidad del producto y del servicio y permite una mayor flexibilidad e impacto de las actuaciones que desde el punto de vista comercial el Grupo desarrolla, al poder incidir en cualquier punto de la cadena de valor.

En este sentido, el alto nivel tecnológico de las fábricas de Telepizza supone una clara ventaja competitiva en términos de calidad de producto y de eficiencia de costes.

Conocimiento profundo del reparto a domicilio: Este sector tiene una serie de características operativas propias que se han ido perfeccionando con el tiempo y que Telepizza ha diseñado de forma específica, para poder atender las demandas de los clientes de forma satisfactoria y a gran escala.

En este contexto, se encuadra el sistema de gestión de tiendas (SAGA) del Grupo, programa desarrollado internamente y que aglutina y aprovecha todo este conocimiento específico de los procesos.

Además, los establecimientos de Telepizza reúnen unos requisitos técnicos especiales de diseño que se convierten en una importante ventaja competitiva.

convenience and functionality, also establishes a strong emotional component as its offer forms part of the enjoyment of a leisure moment, mainly within the home.

Vertical integration: As opposed to its other competitors, Telepizza develops directly from the production process of the strategic products to the delivery to the consumer's home. This allows a strict quality control of the product and of the service and allows greater flexibility and impact of the actions that the Group develops from the commercial point of view, as it can influence any point in the chain of value.

Therefore, the high technological level of the Telepizza factories means a clearly competitive advantage in terms of product quality and costs efficiency.

In depth knowledge about home delivery: This sector has a series of its own operational features that have been perfected over the years and that Telepizza has designed specifically, to be able to look after clients' requirements satisfactorily and on a large scale.

The Group's outlets management system (SAGA) may be put in this context, a programme developed internally and that brings together and takes advantage of all this specific knowledge of the processes.

In addition to this, Telepizza's outlets bring together some special design technical requirements that make them into an important competitive advantage.

Gran cobertura geográfica en los mercados en los que está presente.

Telepizza posee una gran capilaridad, dando cobertura a más de 17 millones de viviendas en el total de los países en los que opera.

Utilización de últimas tecnologías: El proceso de modernización llevado a cabo en los últimos años ha dotado a la Compañía de un centro industrial y plataforma logística que incorpora una nueva tecnología hecha a medida y de un sistema de gestión de tiendas que incorpora el know-how de la Compañía desarrollado con tecnologías de última generación.

Estos recursos permiten una mejor eficiencia, calidad de producto y servicio y suponen una ventaja competitiva, al ser difícilmente replicables en términos de coste, conocimientos y tiempo para otros posibles competidores.

Base de datos: La operativa y dimensión del negocio nos permiten disponer de bases de datos sobre los consumos realizados en los últimos años, que junto con la inversión realizada en herramientas de CRM, suponen un importante potencial para establecer un marketing segmentado y flexible, que no está al alcance de operadores de menor dimensión.

Rentabilidad probada: La unión de estas ventajas competitivas ha dado lugar a un concepto con una rentabilidad probada.

Significant geographical coverage on the markets where it is present.

Telepizza has a significant network, giving coverage to over 17 million homes in all the countries where it operates.

Use of the latest technologies: The modernisation process carried out over the past few years has given the Company an industrial centre and a logistics platform that incorporates a new made to measure technology and an outlet management system that incorporates the Company's know-how developed with last generation technologies.

These resources allow greater efficiency, product and service quality and they mean a competitive advantage as they are difficult to answer in terms of cost, knowledge and time by other possible competitors.

Database: The business' operation and size allows us to have a database on consumptions made over the past few years, which together with the investment made in CRM tools, means an important potential to establish a marketing process that is segmented and flexible, that is not within the reach of smaller operators.

Proven profitability: All these competitive advantages together have given rise to a concept with a proven profitability.


telepizza

Posicionamiento de marca e información sobre el sector en España

Durante el año 2003, Telepizza ha seguido reforzando su posicionamiento como marca de consumo universal relacionada con el ocio dentro del hogar, desde su producto principal, la pizza, asociado por el consumidor a un momento compartido, informal y espontáneo.

Durante el año 2003, se ha llevado a cabo un estudio prospectivo de la marca Telepizza (fuente: Instituto de Investigación Millward Brown) cuyas conclusiones refuerzan la estrategia de posicionamiento de marca que desde el año 2001 la Compañía ha venido desarrollando.

El consumo de Telepizza tiene dos componentes principales;

1) Un componente funcional; comida preparada a domicilio.

2) Un componente emocional; consumo asociado a momentos de ocio compartido principalmente dentro del hogar.

Este componente emocional es un factor determinante en la elección del consumidor. Esta preferencia viene determinada, según el mencionado estudio, por los siguientes valores que el consumidor asocia a la marca Telepizza:

- Vitalidad
- Disfrute
- Modernidad
- Armonía
- Funcionalidad
- Diversión
- Afectividad
- Proximidad

"bienvenido a tu casa"

telepizza®
te ayuda a disfrutar de tu casa y en tu casa
It helps you to enjoy your home at home

During 2003, Telepizza has continued to strengthen its ranking as universal consumer brand name related to leisure at home, from its main product, the pizza, associated by consumers to a shared, casual and spontaneous meal.

In 2003, a prospective study of the Telepizza brand name has been carried out (source: Millward Brown Research Institute), the conclusions of which strengthen the brand name's ranking strategy that the Company has been developing since 2001.

Telepizza consumption has two main components:

1) A function component: ready made food for home delivery.

2) An emotional component: consumption associated to shared leisure moments, mainly at home.

This emotional component is a determining factor in consumers' choice. This preference is determined, according to the aforementioned study, by the following values that consumers associate with the brand name Telepizza:

- Vitality
- Enjoyment
- Modernity
- Harmony
- Functionality
- Fun
- Emotion
- Nearby

"welcome home"



Telepizza es la marca líder dentro del mercado de servicio de comida a domicilio y está ligada a la funcionalidad y a momentos lúdicos de consumo compartido, contando con un 99% de reconocimiento de marca.

Telepizza is the leading brand name on the home delivery food service market and it is linked to convenience and to leisure moments of shared eating, holding a figure of 99% for brand awareness.

¿Que somos...? What are we?


telepizza

si yes

Ocio en casa	Leisure at home
Reuniones con amigos, familia	Reunions with friends, family
Emociones	Emotions
Hogar, libertad	Home, freedom
Video/DVD	Video/DVD
TV/Internet/ Videojuegos	TV/ Internet/Videogames
Compartir momentos	Sharing moments
Fiestas	Parties
Premio	Prize



no no

Fast food	Fast food
Día Normal	Normal Day
Fuera de Casa	Outside the home
Comer Rápido	Eating Quickly
Rutina	Routine

Además, este posicionamiento se ha reforzado con un ambicioso cambio global de imagen que se testó en 2002 y que se ha implantado en 2003.

Durante este año, las ventas de Telepizza en España se han distribuido según el siguiente desglose, con un claro predominio de las ventas para el consumo dentro del hogar:

Venta de reparto a domicilio........	50,1%
Venta de recoger en tienda..........	35,8%
Venta de consumo en local..........	14,1%

86% de las ventas son para consumo en domicilio

Este análisis nos lleva a situarnos dentro del sector de servicio a domicilio de comida preparada, en el cual Telepizza disfruta de una clara posición de liderazgo.

In addition to this, this ranking has been strengthened with an ambitious overall change of image that was tested in 2002 and was implanted in 2003.

Over this year, Telepizza sales in Spain have been distributed as shown in the following breakdown, with a clear predominance of sales for eating at home:

Home delivery sales..................	50.1%
Take away sales.......................	35.8%
Eat-in sales............................	14.1%

86% of sales are for eating at home

This analysis leads us to the ready-made food for home delivery service sector, where Telepizza enjoys a clear leadership ranking.

SECTOR DE SERVICIO A DOMICILIO DE COMIDA

En los últimos años se viene apuntando una serie de cambios demográficos, culturales y socioeconómicos que favorecen el desarrollo de este sector en España:

- El incremento en el número de hogares, según el último censo publicado en 2001 es del 20%, respecto al anterior censo de 1991.

- El crecimiento de las áreas periféricas de población, junto con una continua emigración rural.

- El incremento de la incorporación de la mujer al mercado laboral, hace de la funcionalidad y conveniencia una variable clave a la hora de seleccionar la alternativa de alimentación.

- La importancia que ha adquirido el tiempo de ocio en la sociedad actual, así como el gasto que se realiza en el mismo.

- Nos encontramos en un momento sociocultural donde el hogar se configura cada vez más como el espacio de referentes propios, idealizado para la convivencia y el disfrute del ocio.

HOME DELIVERY FOOD SERVICE SECTOR

Over the past few years a series of demographic, cultural and socio-economic changes have taken place that encourage the development of this sector in Spain:

- The increase in the number of homes, according to the last census published in 2001 is 20%, with respect to the previous census in 1991.

- The growth in the outskirts of towns, together with a continuous rural emigration.

- The increase number of women in the labour market, turn the functionality and convenience into a key variable when selecting the food alternative.

- The importance that leisure time has acquired in today's society, as well as the amount spent on it.

- We find ourselves in a socio-cultural moment where the home is turning more and more into the space with its own reference points, idealised for convenience and enjoyment of leisure time.

SEGMENTO DE SERVICIO A DOMICILIO DE PIZZA

Dentro del sector de servicio a domicilio de comida preparada, el segmento de la pizza es el predominante. A esto ha contribuido que este producto combina la funcionalidad y comodidad con un componente emocional de diversión y disfrute asociado al producto, reforzando los valores sociales y definiendo un posicionamiento diferencial respecto a otras familias del sector.

El público objetivo de este segmento se está ampliando en los últimos años con jóvenes independientes y parejas jóvenes sin hijos, sin olvidar el consumidor tradicional de familias con niños pequeños.

HOME DELIVERY PIZZA SEGMENT

Within the home delivery food service sector, the pizza segment is predominant. The fact that this product combines functionality and comfort with an emotional component of fun and enjoyment associated with the product has contributed to this, strengthening the social values and defining a differential ranking with respect to other families in the sector.

The target public in this segment has been growing over the past few years with young independent people and young couples without children, without forgetting the traditional consumers of families with young children.

Cuota de mercado en el segmento de pizza *

	2003	2002
Grupo Telepizza	61,6%	60,6%
Segundo operador	14,2%	14,1%
Otros	24,2%	25,3%

Fuente: DBK
*Incluye venta en local, reparto a domicilio y recogida en tienda

Market share in the pizza segment *

	2003	2002
Telepizza Group	61.6%	60.6%
Second operator	14.2%	14.1%
Others	24.2%	25.3%

Source: DBK
*Including eat-in sales, home delivery and take-away sales

IMAGEN DE MARCA TELEPIZZA: PERCEPCIONES DEL CONSUMIDOR

La notoriedad de Telepizza durante el año 2003 ha alcanzado un 99,45%, superando el valor máximo alcanzado en 2002, 98,85% (fuente: Prometheus. TNS).

Fruto de toda la actividad comercial y de marketing realizada, en cuanto a la imagen de marca y según las percepciones de los clientes, Telepizza *continúa siendo líder en calidad, marca de confianza,* para toda la familia y *asociada a un disfrute en casa y compartido.* Además y en parte gracias a la política de lanzamientos continuos de productos, *Telepizza ha conseguido situarse como líder en innovación durante el 2003.*

TELEPIZZA'S BRAND NAME IMAGE: CONSUMERS' PERCEPTIONS

Telepizza's brand awareness in 2003 has reached 99.45%, exceeding the maximum value reached in 2002, 98.85% (source: Prometheus. TNS).

As a result of all the commercial and marketing activity carried out regarding the brand name image and according to the clients' perceptions, *Telepizza continues to be the leader in quality,* trustworthy brand name, for all the family and *associated with enjoyment at home and shared enjoyment.* In addition to this, and in part due to the policy of continuous product launches, Telepizza has managed to rank itself as leader in innovation during 2003



Informe de actividades
Report on activities

ESPAÑA: MERCADO PRINCIPAL

La economía española ha mantenido un ritmo de crecimiento superior al del año 2002, esta evolución se ha sustentado principalmente en el consumo privado y la inversión en la construcción, contrarrestando la debilidad del sector exterior por la fortaleza del euro frente al dólar. España ha conseguido un crecimiento del PIB del 2,4%, superior en cuatro décimas al reportado en el año 2002 y significativamente por encima de la media de la zona euro que se ha situado en el 0,6%. En cuanto a la inflación en España ha pasado de un 4% en el 2002 al 2,6% en 2003, acortando el diferencial de inflación con la zona euro que ha reportado una tasa del 2,3% en el presente año. Sin embargo, la tasa de paro que se situó en 11,2% en 2003, sigue estando por encima de la media de la zona euro, donde se situó en el 8,8%.

El Fondo Monetario Internacional señala una previsión de crecimiento de la economía española en 2004 de un 2,8% y pronostica un mantenimiento de la tasa de inflación en torno al 2,7%.

El Grupo desarrolla la actividad bajo las marcas Telepizza y Pizza World.

España, constituye el mercado principal del Grupo, proviniendo un 80,9% de las ventas de la cadena de este mercado. La cobertura de Telepizza en España es muy importante, dando servicio a más de 10,9 millones de viviendas y contando con más de 6,5 millones de teléfonos en la base de datos.

SPAIN: MAIN MARKET

The Spanish economy has maintained a higher growth rate than in 2002, this rate has mainly been sustained by consumer spending and investment in construction, counteracting the weakness of the foreign sector with the strength of the euro against the dollar. Spain has achieved a GDP of 2.4%, four decimals higher than the one for 2002 and significantly higher than the average in the euro zone, located at 0.6%. As regards inflation in Spain, it has gone from 4% in 2002 to 2.6% in 2003, cutting down the inflation differential with the euro zone that has shown a rate of 2.3% this year. However, the unemployment figures were 11.2% in 2003, and continue to be above the average of the euro zone, where they were 8.8%.

The International Monetary Fund predicts a 2.8% growth in the Spanish economy in 2004 and an inflation rate that remains at around 2.7%.

The Group develops its activity under the brand names Telepizza and Pizza World.

Spain forms the Group's main market, with 80.9% of the chain's sales coming from this market. Telepizza's coverage in Spain is highly important, providing service to over 10.9 million homes and with over 6.5 million telephone numbers on the database.



PRINCIPALES CIFRAS ESPAÑA   MAIN FIGURES FOR SPAIN

Ventas Cadena Chain sales


313,75
320,40
300
200
100
0
2002
2003

En millones de euros In millions of euros

BAIIA EBITDA


60
47,13
41,92
40
20
0
2002
2003

En millones de euros In millions of euros

Inversiones Investments


30
26,61
19,36
20
10
0
2002
2003

En millones de euros In millions of euros

Tiendas Number of outlets


600
538
532
400
45%
43%
200
55%
57%
0
2002
2003

☐ Franquicias Franchised outlets

■ Propias Owned outlets

ACTIVIDAD COMERCIAL Y MARKETING

El año 2003 ha estado marcado por el cambio de imagen de marca, que se ha acompañado de un cambio progresivo en la comunicación de marketing, encaminado a reforzar los nuevos valores de Telepizza y que se intensificará durante 2004.

Dentro de este enfoque global, a continuación se detallan las acciones concretas de marketing que se han llevado a cabo durante 2003:

Investigación, Desarrollo e Innovación: Capacidad para sorprender

Telepizza ha continuado con una actividad destacada en investigación y desarrollo de nuevos productos.

COMMERCIAL ACTIVITY AND MARKETING

The year 2003 was marked by the brand name's change of image, which was accompanied by a progressive change in the marketing communication, aimed at strengthening Telepizza's new values and which will be intensified in the communication for 2004.

Within this overall outlook, the specific marketing actions that have been carried out during 2003 are detailed below:

Research, Development and Innovation: Capacity to surprise

Telepizza has progressed with an outstanding activity in the research and development of new products.

En el mes de marzo, se lanzó la promoción Pizzas del Mundo, que ofrece diversas opciones al consumidor incluyendo una colección de pizzas, cuatro en total, con una temática común y a la venta durante un tiempo limitado.

Esta promoción comenzó con la Telepizza Mexicana compuesta por: bacon jalapeño, maíz, ternera y pimiento rojo sobre una salsa mejicana como base. Además, incluía como novedad la entrega junto la pizza de un sobre de especias con el que el cliente puede aderezar la pizza a su gusto.

Las tres pizzas restantes que componían la colección se lanzaron en el mes de mayo;

La Telepizza Hindú tiene como ingredientes; pollo, piña, cebolla, curry, "creme fraiche" y se acompaña de un sobre con especias de la India, para añadir al gusto.

La Telepizza Alemana ha sido otra especialidad y se compone de; salchicha, pepinillo y cebolla, junto a un sobre con mostaza para aderezar al gusto.

Por ultimo, también ha formado parte de esta colección la Telepizza Ibérica, que tiene como ingredientes; jamón serrano, tomate natural con un ligero toque de ajo, a lo que se añade un sobre con aceite de oliva, para aliñar al gusto.

Esta colección de pizzas ha acercado a los consumidores sabores típicos de varios países: India, Méjico, Alemania y España. Al mismo tiempo y como complemento se han lanzado los enrollados del mundo, tortitas de trigo que se rellenan con ingredientes típicos correspondientes a cada uno de estos países.

En junio, y siguiendo con la política comercial de ampliación de productos, se lanzó un nuevo complemento, las patatas rellenas que ofrecen sobre una base de patata horneada una gran variedad de ingredientes al gusto del consumidor como jamón, bacon, ternera, etc.

En el mes de septiembre, se lanzó la Telepizza Gratinada, que ofrece la posibilidad a los clientes de añadir a su pizza favorita un gratinado compuesto por una salsa bechamel y una nueva mezcla de quesos, añadiendo cremosidad a la pizza y, a la vez, un intenso sabor a queso gratinado.

In March, the 'Pizzas of the World' promotion was launched, which offered consumers different options including a collection of pizzas, four in all, with a common theme and on sale for a limited time period.

The promotion was initiated with the Mexican Telepizza made of: Jalapeño bacon, sweet corn, beef and red pepper on a base of Mexican sauce. In addition to this, as a new idea, it included a sachet of spices so that the client could season the pizza to taste.

The three remaining pizzas making up the collection were launched in May:

The Hindu Telepizza with the following ingredients: chicken, pineapple, onion, curry, "crème fraiche" and it was accompanied by a sachet of Indian spices, to add to taste.

The German Telepizza was another speciality, made up of: sausage, gherkin and onion, together with a sachet of mustard for seasoning.

Finally, the Iberian Telepizza also formed part of this collection, with the following ingredients: Serrano cured ham, fresh tomato with a light touch of garlic, to which is added a sachet of olive oil, for seasoning.

This collection of pizzas has brought the typical flavours of several countries closer to the consumers: India, Mexico, Germany and Spain. At the same time and as a side order, the wraps of the world have been launched, wheat cakes that are filled with the typical ingredients corresponding to each of these countries.

In June, and following the product extension commercial policy, a new side order was launched: stuffed potatoes offering a wide variety of ingredients to the consumer's taste such as ham, bacon, beef, etc. on a base of an oven-baked potato.

In September, the Telepizza Gratin was launched, which allows clients to add a gratin made up of a white sauce and a new mixture of cheeses, adding creaminess to the pizza and at the same time, an intense flavour of grilled cheese to their favourite pizza.







Por último, en el mes de noviembre se lanzó un nuevo complemento, el Spiro Dog, una maxi salchicha envuelta con lonchas de queso fundido, bacon y la masa Telepizza, con dos tipos de salchicha para elegir.

La línea común en los lanzamientos de pizzas realizados ha sido reforzar la idea de variedad y pizzas al gusto, ofreciendo distintas opciones al consumidor. Concretamente, la colección Pizzas del Mundo ofrecía la posibilidad de elegir entre cuatro variedades y la pizza gratinada, es una opción abierta que permite gratinar la pizza favorita del cliente.

Adicionalmente, la incorporación de nuevos complementos en nuestra carta pone a disposición del consumidor una oferta más completa y variada.

En la cadena Pizza World se han incorporado dos nuevas variedades de pizza. En el mes de junio se lanzó la Pizza Serrana World, con jamón serrano como ingrediente principal, complementada con tomate natural y champiñón. En el mes de diciembre se lanzó la Pizza Cream Rodeo basada en una mezcla de la salsa carbonara y barbacoa.

Comunicación: Nuevos mensajes


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Durante el año 2003, se ha ido perfilando un nuevo código de comunicación más propio de la nueva Telepizza y que transmite los valores de la marca y el nuevo posicionamiento:

- Situación y personajes: interiores, disfrute en grupo
- Colorido y ambientación propios
- Nuevo cierre corporativo en spots

Aunque la estrategia de comunicación en 2003 se ha seguido apoyando principalmente en los dos canales que venimos utilizando históricamente: el cupón y los medios masivos y locales, se han analizado tendencias y efectividad, obteniendo conclusiones que marcarán la comunicación en 2004.

Dos aspectos analizados han sido la saturación publicitaria en televisión, que incide directamente en la pérdida de eficacia de las campañas en este medio y la bajada del consumo de televisión de uno de nuestros segmentos de consumidores de referencia, como son los jóvenes. Este descenso se ha acentuado en las franjas de

Finally, in November a new side order was launched, the Spiro Dog, a maxi hot dog sausage wrapped in slices of melted cheese, bacon and Telepizza dough, with two types of sausage to choose from.

The common line used in the launches of pizzas has been to reinforce the idea of variety and pizzas to taste, offering consumers different options. Specifically, the Pizzas of the World collection offered the possibility of choosing between four varieties and the grilled pizza is an open option that allows the client's favourite pizza to be grilled.

In addition to this, the incorporation of new side orders on our menu puts a more complete and varied offer at the consumer's disposal.

In the Pizza World chain, two new varieties of pizza have been launched. In June the Pizza Serrana World was launched, with Serrano cured ham as the main ingredient, complemented with fresh tomato and mushrooms. In December the Pizza Cream Rodeo based on a mixture of Carbonara and barbecue sauces was launched.

Communication: New messages

During 2003, a new communication code has been outlined, more appropriate for the new Telepizza and that transmits the brand name's values and the new ranking:

- Situation and characters: interiors, enjoyment as a group
- Own colouring and atmosphere
- New corporate closure in adverts

Although the communication strategy in 2003 has continued to mainly be based on the two channels we have always used: the coupon, the mass media and local media, trends and effectiveness have been analysed, obtaining conclusions that will outline the communication in 2004.

Two aspects analysed were the advertising saturation on television, which has a direct effect on the loss of efficiency of the campaigns on this media and the drop in the television consumption of one of our reference consumer segments, such as young people. This drop has been accentuated in the Telepizza consumer

consumo de Telepizza, reduciéndose así las oportunidades de compra y el impacto de nuestra publicidad en televisión.

Respecto a los mensajes y objetivos de las campañas realizadas en medios masivos han ido evolucionando a lo largo del ejercicio.

En enero, se emitió un anuncio de imagen que resaltaba la libertad que ofrece Telepizza para que el cliente pueda adaptar la pizza a su gusto. Posteriormente se han emitido 4 campañas acompañando los lanzamientos de producto y otras 3 adicionales para resaltar regalos o promociones. Por último, cabe destacar una campaña realizada en noviembre y diciembre con el objetivo de apoyar los "momentos Telepizza" durante los partidos de fútbol; se trata de una pieza especial, donde se hace una asociación directa del disfrute de un partido con el de una Telepizza bajo el slogan de " Disfruta con Telepizza de la emoción del partido".

En cuanto al cupón, durante el año 2003 se ha adecuado el diseño de interior donde aparece el menú, a la nueva Telepizza. Adicionalmente, se han producido una serie de cambios de formatos al año para marcar una mayor diferenciación entre los distintos cupones y llamar la atención del consumidor. En cuanto a las portadas, se ha seguido una misma línea de comunicación, resaltando los lanzamientos de productos.

Promociones: Alto valor percibido

Otra acción de especial relevancia dentro del marketing de Telepizza son las promociones de regalo seguro, así como las acciones cruzadas con otras compañías.

Estas campañas han respondido a objetivos muy concretos:

- Incrementar consumo
- Fidelizar al consumidor
- Llegar a un público objetivo más amplio
- Reforzar el posicionamiento de marca como ocio dentro del hogar incidiendo en los valores de marca: sencillez, cercanía, libertad, informalidad, diversión, autenticidad y calidad

Concretamente, las campañas de regalo seguro han incluido los regalos "estrella" con los que se premia al cliente cuando completa una colección. En el terreno de las licencias de otras

slots, therefore reducing the purchase opportunities and the impact of our advertising on television.

With respect to the messages and the targets of the campaigns carried out on the mass media, they have evolved over the year.

In January, an advertisement of image was broadcast that emphasised the freedom that Telepizza offers so that the client can adapt the pizza to his taste. Subsequently, 4 campaigns have been broadcast accompanying the product launches and another 3 additional ones to emphasise gifts or promotions. Finally, a campaign carried out in November and December should be highlighted with the aim of backing the "Telepizza moments" during the football matches; it is a special pizza, where a direct association is made between the enjoyment of a match and a Telepizza under the slogan of "Enjoy the excitement of the match with Telepizza".

Regarding the coupon, during 2003 the design of the inside where the menu appears has been adapted to the new Telepizza. In addition to this, a series of changes in the format over the year have been made to mark a greater differentiation between the different coupons and to draw the consumer's attention. Referring to the covers, they have followed a single line of communication, emphasising the product launches.

Promotions: High perceived value

Another particularly relevant action within Telepizza's marketing are the certain gift promotions, as well as the crossed actions with other companies.

These campaigns have responded to highly specific targets:

- To increase consumption
- To make the consumer loyal
- To reach a wider target public
- To strengthen the brand name's ranking as leisure at home, referring to the brand name's values: simplicity, nearby, freedom, casualness, fun, authenticity and quality

Specifically, the certain gift campaigns have included the "star" gifts with which the client is awarded when he completes a collection. In the field of licences from other brand names, it has


telepizza llena tu casa con
los PicaPiedra
Consigue GRATIS este sillón hinchable de interior reuniendo tres roco-regalos


telepizza
Recibe GRATIS esta tabla de surf reuniendo 3 regalos Looney Tunes


18€

marcas se ha optado por innovar, introduciendo licencias más notorias y en algunos casos vinculadas a lanzamientos dentro del sector de cine, video o videojuego.

been decided to innovate, introducing more famous licences and in some cases linked to launches within the cinema, video or videogame sector.

Bajo este esquema se han realizado 6 promociones de regalo seguro, que han incluido productos de Men in Black, Looney Tunes, Tomb Raider, Los Picapiedra, La Liga de la Justicia y El señor de los anillos.

Using this plan, 6 certain gift promotions have been carried out that have included products from Men in Black, Looney Tunes, Tomb Raider, The Flintstones, The Justice League and The Lord of the Rings.

Las acciones con socios comerciales han estado vinculadas principalmente a dos ámbitos promocionales: regalo seguro y promociones de portada.

The actions with commercial partners have been mainly linked to two promotional fields: certain gift and cover promotions.

Cabe destacar la promoción sms Tomb Raider, donde demostrando los conocimientos sobre el videojuego, los clientes han podido optar a regalos de game pad de Tomb Raider y la promoción on line "El señor de los anillos", con el objetivo de potenciar la nueva Web Telepizza y abrir la campaña a un público más amplio. Esta promoción se realizó junto a Electronics Arts ofreciendo videojuegos de la película; para conseguirlos, los clientes debían demostrar los conocimientos del videojuego en la Web de TelePizza.

The SMS Tomb Raider is worth mentioning, where showing their knowledge about the videogame, clients have been able to opt for Tomb Raider game pad gifts and the on line promotion "The Lord of the Rings", aimed at promoting the new Telepizza web page and opening up the campaign to a wider audience. This promotion was carried out together with Electronics Arts offering videogames of the film; to obtain them, clients had to show their knowledge of the videogame on Telepizza's web page.

En el 2003, también se han realizado campañas de regalo seguro para Pizza World, con el objetivo de reforzar el posicionamiento de la marca dentro del segmento joven. En el mes de septiembre se lanzó una campaña denominada "moda urban" que incluía como regalos seguros una mochila y un gorro ambos con un diseño juvenil y actual.

In 2003, the certain gift campaigns have also been present in Pizza World, to strengthen the brand name ranking within the young people's segment. In September, a certain gift campaign called "urban fashion" was launched that included a rucksack and a cap, both using young, up to date designs.

APLICACIONES TECNOLÓGICAS AL MARKETING DE TELEPIZZA: Potencial para nuevas acciones

En el año 2002 se replanteó la combinación de acciones de marketing que la Compañía viene realizando y se inició el desarrollo de un Plan Integral de Marketing cuya finalidad es la de posibilitar la gestión eficiente de relaciones directas con los clientes.

Como parte de este plan integral, en el año 2003 se ha desarrollado un test de herramientas CRM, avanzando en el análisis de los datos y en su segmentación de acuerdo a distintas variables (ticket medio, frecuencia, mix de productos). Este nivel de información nos permitirá diseñar estrategias adecuadas a las distintas tipologías de consumo.

TECHNOLOGICAL APPLICATIONS TO TELEPIZZA'S MARKETING: Potential for new actions

In 2002 the combination of marketing actions that the Company has been carrying out was restated and the development of an Integral Marketing Plan was started, aimed at making an efficient management of the direct relations with the clients more possible.

As a part of this integral plan, in 2003 a test on CRM tools has been being developed, progressing in the analysis of the data and in its segmentation in accordance with the different variables (average order, frequency, product mix). This information level will allow us to design strategies in line with the different consumption types.

NUEVA IMAGEN: Compañía renovada

Telepizza ha experimentado durante los últimos años un proceso de modernización muy significativo que se ha completado en 2003. Este avance en los medios, se ha visto acompañado de un profundo estudio del mercado y de las tendencias y opiniones de los consumidores, concluyendo en una redefinición del posicionamiento de la marca y en un proceso global de cambio de imagen.

La nueva imagen de Telepizza se testó durante el ejercicio 2002 y se ha puesto en marcha en 2003. Este cambio ha abarcado desde un nuevo grafismo de la marca, una nueva imagen de tienda en exterior e interior, un nuevo diseño de uniformes, materiales e iconos de marca hasta unas nuevas directrices en la comunicación con el cliente, con el objetivo de transmitir una imagen renovada, moderna, sencilla, de calidad y cercana al consumidor.
Los valores y filosofía de marca que han inspirado y que se han convertido en la base la comunicación de la marca son:

NEW IMAGE: Renewed Company

Over the past few years, Telepizza has undergone a highly significant modernisation process that was completed in 2003. This progress in resources has been accompanied by an in depth study of the market and of the trends and opinions of the consumers, concluding in a redefinition of the brand name's ranking and in an overall change of the image.

Telepizza's new image was tested during the 2002 financial year and has been initiated in 2003. This change has covered from a new writing of the brand name, a new image for the outlets, both interior and exterior, a new uniform design, materials and icons showing the brand name to some new guidelines for communication with clients, aimed at transmitting a renewed, modern, simple image that connotes quality and is close to the consumer.
The brand name's values and philosophy that have inspired and have become the basis of the brand name's communication are:


telepizza
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Valores de marca Brand name values

sencillez simplicity
cercanía close to client
libertad freedom
amabilidad friendliness

informal casual
divertida fun
auténtica authentic
calidad quality

Filosofía de marca Brand name philosophy

producto de calidad y equilibrado Balanced, quality product
disfruta en tu casa Enjoyment at home
el hogar, territorio de ocio Home, a leisure area

A finales de 2003, 166 tiendas propias y 23 franquicias estaban operando bajo el nuevo formato. Estos establecimientos incluyen una decoración especial, confortable y atractiva. Se ha

By the end of 2003, 166 own outlets and 23 franchises were operating using the new format. These outlets include interior decoration that is more comfortable, attractive and cared for. In


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utilizado además del color corporativo de Telepizza, una paleta de colores secundarios que aporta calidez y modernidad al interior de los locales. Otro factor importante del cambio y presente a través de grandes fotos en nuestras tiendas son los "momentos Telepizza", tiempo de ocio dentro del hogar, normalmente asociados a un consumo compartido.

La nueva decoración ha posibilitado una mayor relevancia de los elementos de marketing y de comunicación utilizados en los puntos de venta, que también han experimentado una importante renovación adquiriendo mayor notoriedad y permitiendo así una exposición más acertada de las diferentes acciones comerciales.

En paralelo, tanto la nueva fábrica como las oficinas, se han diseñado de forma acorde con la nueva imagen de marca, transmitiendo así este cambio global no solo a los consumidores, sino también a nuestros proveedores, empleados y a cualquier otro colectivo que tenga una relación con Telepizza.

NUEVA WEB TELEPIZZA: Más contenidos

El cambio de imagen también se ha llevado a nuestra presencia en Internet, con el cambio en diseño y en contenidos del Web site corporativo www.telepizza.es.

El proceso de cambio se inició en el mes de junio, con una fase inicial de trabajo interno para diseñar y determinar el contenido de las distintas áreas de la Compañía en la Web. Posteriormente, en el mes de septiembre se empezó a trabajar con una empresa externa para la creación del nuevo site, así en octubre se implanta la nueva página que se ha ido completando y mejorando a lo largo de 2003 y que se finalizará en 2004.

La Web que se ha creado une un diseño actual, acorde con la nueva imagen de Telepizza, unas funcionalidades para los usuarios tales como pedidos on-line o localizador de tiendas, secciones de ocio y por supuesto una completa presentación de nuestros productos. Respecto a la tienda on-line, Telepizza, desde su Web, ofrece a sus clientes, de momento sólo en Zaragoza, la posibilidad de realizar su pedido a través de Internet en conexión directa, sin necesidad de llamar a la tienda y con las modalidades de servicio a domicilio o recogida en tienda. En función

addition to Telepizza's corporate colour, a palette of secondary colours has been used that bring warmth and a modern aspect to the interiors of the outlets. Another important factor in the change and that are present through large photos in our outlets are the "Telepizza moments", leisure time at home, normally associated with shared consumption.

The new decoration has given more relevance to the marketing and communication elements used in the sales outlets, which have also undergone an important renewal acquiring greater notoriety and in this way allowing the different commercial actions to be displayed better.

At the same time, both the new factory and the offices have been designed in accordance with the brand name's new image, in this way transmitting this overall change not only to the consumers, but also to our suppliers, employees and any other group that has a relationship with Telepizza.

NEW TELEPIZZA WEB PAGE: More contents

The change of image has also been used on the Internet, with the change in the design and contents of the corporate web site www.telepizza.es.

The change process was started in June, with an initial internal work phase to design and determine the contents of the different areas of the Company on the web page. Subsequently, in September, work was started with an external company to create the new site, therefore in October the new page was introduced, which has been completed and improved over 2003 and will be finished in 2004.

The web page created brings together an up to date design, in line with Telepizza's new image, some operations for users such as on line ordering or outlet localiser, leisure sections and of course, a complete presentation of our products. With respect to the on line outlet, from this web page it offers clients, (at present only in Zaragoza), the chance to make their order using the internet in direct connection, without having to call the outlet and including the home delivery or collection at the outlet modes. In terms of the results obtained, on line sale will be extended

de los resultados que se obtengan, la venta on-line se escalará a nivel nacional. El desarrollo ya acometido permitirá que la aplicación a toda la geografía española se haga de forma rápida y sencilla desde un punto de vista técnico y sin necesidad de una inversión adicional significativa.

Por último, cabe destacar que con el objetivo de establecer un canal de comunicación transparente y completo con el accionista, la Web de Telepizza incluye un apartado específico para informar a los inversores. Esta sección se irá actualizando y adaptando a la normativa que sobre este aspecto está prevista que se desarrolle en 2004.

LA REVISTA ¡QUÉ PLAN¡ HA CUMPLIDO UN AÑO DE EDICIÓN

A lo largo de 2003 se han distribuido, entre los clientes de las tiendas propias de Telepizza, 5.700.000 revistas, entregadas directamente en la casa de los lectores, con un contenido variado que incluye de forma destacada la información y sugerencias relativas al disfrute del ocio en el hogar y las ofertas y lanzamientos de nuestros productos.

La revista ha conseguido establecer un estrecho vínculo de comunicación directa con el cliente y se ha convertido en una herramienta de fidelización e información tanto de nuestros productos y ofertas como de afianzamiento de Telepizza como marca líder en calidad y servicio de comida a domicilio preparada.

Durante este año, la Oficina de Justificación de la Difusión (OJD), ha realizado un estudio sobre la tirada, distribución y difusión de la revista. En diciembre emitió su primer informe oficial: ¡Qué plan! tiene una distribución media mensual de 475.212 ejemplares, lo que la convierte en una de las revistas de mayor difusión de nuestro país.

NUEVOS CANALES DE PUBLICIDAD

Durante el último trimestre de 2003, Telepizza ha lanzado al mercado un nuevo proyecto con el objetivo de rentabilizar espacios susceptibles de ser utilizados como soporte publicitario, ofreciendo a otras compañías la posibilidad de utilizar estos medios para comunicar sus campañas de publicidad.

nationally. The development already carried out will allow the application to Spain as a whole quickly and simply from a technical point of view and without having to make a significant additional investment.

Finally, in order to establish a transparent and complete communication channel with shareholders, Telepizza's web page includes a specific heading to inform investors. This heading will be up dated and adapted in line with the regulations that are planned to be developed in 2004 on this aspect.

THE MAGAZINE ¡QUÉ PLAN¡ (WHAT A PLAN!) CELEBRATES ITS FIRST YEAR OF PUBLICATION

Over 2003, 5,700,000 magazines have been distributed amongst clients of Telepizza owned outlets, delivered directly to the readers' homes, with a varied contents including the information and suggestions relative to the enjoyment of leisure time at home and offers and launches of our products.

The magazine has managed to establish a close link of direct communication with clients and has become a loyalty and information tool both for our products and offers and for the strengthening of Telepizza as a leading brand name in quality and ready-made home delivery food service.

Throughout the year, the Diffusion Justification Office (DOJ) has carried out a study on the circulation, distribution and diffusion of the magazine. In December, it issued its first official report: ¡Qué plan! has an average monthly distribution of 475,212 copies, which makes it into one of the magazines with greatest diffusion in our country.

NEW ADVERTISING CHANNELS

During the last quarter of 2003, Telepizza has launched a new project onto the market with the aim of making profitable spaces that may be used as advertising support, offering other companies the chance to use these means to communicate their advertising campaigns.



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El principal medio que Telepizza está ofreciendo como soporte publicitario para otras marcas es la caja, adicionalmente cuenta con el cupón, la revista ¡qué plan! y los tickets de compra.

Telepizza permite el acceso en España, a más de 10,9 millones de hogares, lo que supone un alto nivel de penetración y capilaridad y un potencial muy importante como medio publicitario. Además, estos soportes publicitarios permiten una completa segmentación geográfica, con la posibilidad de adherir formatos como octavillas, recortables, catálogos, entre otros.

Este medio cobra mayor importancia por la saturación publicitaria existente, que está ocasionando una mayor dificultad a las empresas para llegar a su público objetivo.

Telepizza busca que estos soportes lo utilicen compañías de primer nivel con promociones que generen valor para nuestros clientes, realizándose una selección de anunciantes bajo criterios de adecuación a nuestros mensajes e imagen de marca global.

Además, se trata de un soporte que permite el acceso a la publicidad a los integrantes del hogar con una fuerte notoriedad, ligado al ocio y a momentos de consumo grupal y franjas temporales muy específicas.

Las campañas que se han desarrollado durante el año han sido las siguientes:

Movistar: Sueño de una noche de Verano

Telefonica.Net: Viajar x Navegar

Ford: Lanzamiento del Ford Focus C-Max.

OPERACIONES

Tiendas Propias

En una tienda se pueden diferenciar tres tipos principales de actividades de negocio: la actividad productiva, la actividad logística y la actividad comercial y marketing. Respecto a las dos primeras su desarrollo en tienda está muy perfeccionado y durante el ejercicio 2003 se ha puesto el énfasis en reforzar la acción comercial y de marketing en las tiendas.

The main means that Telepizza is offering as an advertising support is the box, in addition to the coupon, the magazine ¡Qué plan! and the purchase receipts.

In Spain, Telepizza allows access to over 10.9 million homes, which means a high level of penetration, a large network and a very important potential as an advertising means. In addition to this, these advertising supports allow a complete geographical segmentation, with the chance to adhere formats such as leaflets, cut outs, catalogues, amongst others.

This means takes on greater importance due to the advertising saturation, which is causing greater difficulty for companies to reach their target public.

Telepizza is trying to get top-level companies to use these supports with promotions that generate value for our clients, a selection of advertisers being made using criteria of suitability to our messages and overall brand name image.

In addition to this, it is a support that allows the access to the advertising by the household members using well-known ideas, linked to leisure and to group consumption moments and very specific time slots.

The campaigns developed during the year were the following:

Movistar: Midsummer Night's Dream

Telefonica.Net: Travel x Navigate

Ford: Launching of the Ford Focus C-Max.

OPERATIONS

Own Outlets

Three main types of business activity may be differentiated in an outlet: the production activity, the logistic activity and the commercial and marketing activity. With respect to the first two, their development in the outlet has been highly perfected and during 2003 emphasis has been put on strengthening the commercial and marketing action in the outlets.


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En este sentido se ha llevado a cabo un programa específico de formación para los equipos gerentes de tienda, por el que han pasado más de cuatrocientos cincuenta empleados y que ha tenido una doble finalidad:

1.- Que todos los encargados comerciales apliquen de forma correcta la política comercial de la Compañía. Este hecho es fundamental para llevar las estrategias de marketing al punto de contacto directo con el cliente.

2.-Proveer de *información al departamento* de marketing para que desde el punto de vista local puedan diseñar estrategias adaptadas.

Esta mentalidad comercial, se ha complementado con una clara orientación hacia la excelencia en el servicio y la satisfacción total del cliente, consiguiéndose una mejora de estos indicadores en los establecimientos.

Esta labor, junto con una focalización en la rentabilidad, ha conseguido mejoras en la eficiencia de las tiendas.

La franquicia: Modelo de desarrollo

El 57% de las tiendas de la Compañía en España a finales de 2003 se explotan bajo el modelo de gestión de franquicia.

El desarrollo a través de la franquicia supone un menor nivel de riesgo y de inversión que si se realiza a través del modelo de tienda propia.

La importancia que tiene la franquicia en Telepizza se plasma en la existencia de un departamento de apoyo al franquiciado. Esta área se creo en el año 2001 y está compuesta por un director y un equipo de 11 consultores especializados con un alto nivel de *experiencia. Este equipo presta una* labor de asesoramiento continuo a los franquiciados de la cadena, tanto en el proceso de apertura de la tienda como posteriormente en todo lo relacionado con la operativa de la misma.

On this aspect a specific training programme has been carried out for the outlet manager teams, which has been given to over four hundred and fifty employees and which has had a dual aim:

1.- That all the commercial managers apply the Company's commercial policy correctly. This fact is essential for market strategies to be carried out at the direct contact point with clients.

2.-*To provide information to the marketing* department so that adapted strategies may be designed from the local point of view.

This commercial mentality has been complemented with a clear aim towards excellence in the service and total client satisfaction, obtaining an improvement of these indicators in the outlets.

This work, together with a focus on profitability has meant a better efficiency at store level.

The franchise: A development model

At the end of 2003, 57% of the Company's outlets in Spain are operating under the franchise management model.

Development using franchise means a lower risk and investment level than if it is carried out using the own outlet model.

The importance of the franchise in Telepizza is shown by the existence of a franchisee support department. This area was created in 2001 and it is made up of a director and a team of 11 specialised consultants with a high level of *experience. This team advises the chain's* franchisees, both on the outlet opening process and subsequently on everything related to its operation.


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Con el principal objetivo de asesorar al franquiciado, se realizan por tienda unos informes internos que miden el grado de cumplimiento, cualitativo y cuantitativo, del franquiciado en cuanto a las principales variables (ventas, imagen, servicio, producto, administración y marketing). Esta herramienta es un instrumento útil para el franquiciado dado que permite detectar puntos de mejora que le ayudarán a dar una mayor satisfacción a sus clientes.

Durante el año 2003, se ha hecho especial énfasis en los planes de formación a franquiciados resaltando el mismo enfoque comercial que se ha impartido en las tiendas propias.

Toda esta labor repercute en una prestación al franquiciado de una amplia asistencia en todos los aspectos relacionados con la operativa de su tienda, que les ayuda a mejorar su competitividad y permite a la cadena lograr un alto nivel de homogeneidad en cuanto a producto e imagen entre tiendas propias y franquicias, beneficiando así a la imagen de marca.

Desarrollo de nuevas tiendas en España: Principalmente Franquicias

La cobertura de Telepizza en España alcanza a más de 10,9 millones de viviendas. Esta capilaridad tan destacada permite al Grupo tener una presencia en prácticamente todas las poblaciones de más de 30.000 habitantes, factor que a su vez condiciona el desarrollo de nuevas tiendas.

Estos establecimientos se abren principalmente en localidades con una población inferior y bajo el modelo de gestión de la franquicia, que permite adaptar el formato Telepizza a las dimensiones de la localidad en cuestión.

Estas aperturas se benefician de la publicidad que de la marca se hace a nivel nacional, de modo que, aunque anteriormente no existían tiendas Telepizza en la zona, la marca era totalmente conocida.

Durante este periodo, se han abierto 5 tiendas en este tipo de poblaciones bajo el modelo de franquicia, y 5 establecimientos en poblaciones con mayor número de habitantes, 4 de ellas propias y 1 franquicia.

To be able to advise the franchisee, internal reports are carried out in each outlet that measure the level of fulfilment, qualitative and quantitative of the franchisee regarding the main variables (sales, image, service, product, administration and marketing). This tool is a useful instrument for the franchisee, given that it allows points that could be improved to be detected that will help them to give greater client satisfaction.

During 2003, particular emphasis has been made on the franchisees' training plans, highlighting the same commercial focus point that has been given in the own outlets.

All of this work means that franchisees have a wide-ranging assistance on all the aspects related to the operating of their outlet, which helps them to improve their competitiveness and allows the chain to obtain a high level of homogeneity, both regarding the product and the image between own outlets and franchised ones, in this way benefiting the image of the brand name.

Development of new outlets in Spain: Mainly Franchises

Telepizza's coverage in Spain reaches over 10.9 million homes. This widespread network allows the Group to be present in almost all the towns of over 30,000 inhabitants, a factor that in turn determines the development of new outlets.

These establishments are mainly opened in towns with a lower population and using the franchise management model, which allows the Telepizza format to be adapted to the size of the town in question.

These openings benefit from the advertising that the brand name carries out nationally, in such a way that although previously, there had not been any Telepizza outlets in the area, the brand name was already common knowledge.

During this period, 5 outlets have been opened in this type of town using the franchise model, and 5 outlets in towns with a greater number of inhabitants, 4 of them own outlets and 1 franchise.

BAIIA International EBITDA International

	2003		2002		2003 vs 2002
	En millones de euros In millions of euros	% Ventas % Sales	En millones de euros In millions of euros	% Ventas % Sales	Δ %
Portugal Portugal	4,52	15,8%	4,51	16,7%	0,2%
Polonia Poland	1,15	5,7%	0,88	4,1%	31,0%
Chile Chile	2,15	23,5%	1,89	21,3%	13,7%
Internacional* International*	**7,82**	**13,5%**	**7,28**	**12,7%**	**7,4%**

* Sólo incluye los países operativos en 2004
* It only includes the operating countries in 2004

El año 2003 ha supuesto la conclusión de la reestructuración del área internacional de la Compañía.

El 19 de diciembre de 2003 se tomó la decisión de poner fin a las operaciones en México y Francia.

Estas decisiones que ultiman el proceso de saneamiento del Grupo Telepizza, redundarán en una mejora de los resultados en los próximos ejercicios, permitiéndole concentrar los esfuerzos de gestión y sus inversiones, en lo que a la división internacional se refiere, en los territorios donde ha venido operando satisfactoriamente, con una trayectoria de crecimiento y desde una posición de liderazgo en los respectivos mercados, en concreto en Portugal, Polonia y Chile y continuando la expansión en Centroamérica en cooperación con el Grupo Pollo Campero.

PORTUGAL: Crecimiento sostenido

En el año 2003, la economía portuguesa ha registrado un crecimiento negativo del PIB en el entorno del 0,8%, arrastrado por el mal comportamiento de la demanda interna que ha caído un 0,9%. A pesar de este dato, el retroceso en el último trimestre ha sido más limitado y se espera una recuperación de la inversión y del consumo para 2004. Por último, destacar la tasa de desempleo que se ha situado entorno al 6,5%, ligeramente superior a la reportada en 2002 pero cercana al pleno empleo.

The year 2003 has meant the conclusion of the restructuring of the Company's international area.

On the 19th of December 2003 the decision to conclude the operations in Mexico and France was made.

These decisions that are the final part of the Telepizza Group's restructuring process will redound in an improvement in the results over the next few financial years, allowing the management endeavours and investments to be concentrated, as far as the international division is concerned, on the places where the Group has been operating satisfactorily, showing growth and from a leading position on the respective markets, specifically in Portugal, Poland and Chile and continuing the expansion in Central America in cooperation with the Pollo Campero Group.

PORTUGAL: Sustained growth

In 2003, the Portuguese economy registered a negative growth of the GDP around 0.8%, dragged down by the bad behaviour of the domestic demand that has dropped by 0.9%. In spite of this data, the drop in the last quarter was more limited and a recovery of investment and of consumption is expected for 2004. Finally, the unemployment figures are around 6.5%, slightly higher than that reported in 2002, but still close to full employment.


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El sector de restauración ha experimentado durante la última década un notable dinamismo, favorecido por los cambios socio-económicos registrados en la población portuguesa, que han impulsado el gasto en alimentación dentro y fuera del hogar. No obstante, la evolución reciente refleja una desaceleración del crecimiento, en paralelo con la ralentización del consumo privado.

Sector de reparto a domicilio de comida preparada

Telepizza	62,5 %
Segundo operador	32,5 %
Otros	5,0 %

Fuente: DBK y Departamento de estudios de mercado de Telepizza Portugal

Principales cifras de Telepizza en Portugal.

Over the past decade, the restaurant sector has undergone an appreciable dynamism, favoured by the socio-economic changes registered in the Portuguese population, which have encouraged expenditure on food both inside and outside the home. However, the recent evolution shows a deceleration in the growth, at the same time as a slow down in private consumption.

Home delivery food service sector

Telepizza	62.5 %
Second operator	32.5 %
Others	5.0 %

Source: DBK and Telepizza Portugal Market Research Department

Main figures of Telepizza in Portugal

Ventas Cadena Chain sales


40
20
0
34,05
36,53
2002
2003

En millones de euros In millions of euros

BAIIA EBITDA


4
2
0
4,51
4,52
2002
2003

En millones de euros In millions of euros

Inversiones Investments


2,00
1,00
0,00
1,42
2,30
2002
2003

En millones de euros In millions of euros

Fondos Propios Shareholders´ equity


4
2
0
3,41
4,75
2002
2003

En millones de euros In millions of euros

Tiendas Number of outlets


80
60
40
20
0
56
66%
34%
65
60%
40%
2002
2003

☐ Franquicias Franchised outlets ■ Propias Owned outlets

Telepizza disfruta de una posición de liderazgo dentro del sector de servicio a domicilio de comida, que le ha permitido seguir creciendo. Las ventas de la cadena se han incrementado un 7,3% y se han abierto 9 nuevas tiendas, terminando el año con 65 tiendas (39 propias y 26 franquicias).

Política Comercial y de Marketing

Innovación

Los nuevos productos contribuyen a reforzar el posicionamiento de la marca dando una imagen de constante renovación y dinamismo.

Las actividades realizadas a nivel nacional son en gran medida aprovechadas en Portugal gracias a la similitud de los mercados y proximidad con España.

Nuevas variedades de pizzas

Desde marzo a junio se lanzaron las Pizzas del Mundo, que además de incluir las pizzas lanzadas en España incluyó el relanzamiento de la Telepizza Bacalhau; pizza de bacalao con "créme fraîche", producto típico del país.

En septiembre se lanzó la Telepizza Gratinada

Nuevos complementos

En enero se lanzaron los enrollados de Telepizza, que se presentan en formato frío o caliente y con diferentes sabores a elegir.

En noviembre se lanzó el Roll Dog, producto similar al Spiro Dog lanzado en España.

Todos los lanzamientos se han apoyado con anuncios en televisión y han sido portada de cupón.

Comunicación

Durante el año 2003 se han realizado seis campañas de televisión con adaptaciones locales de anuncios realizados en España. Todas han estado ligadas a lanzamientos de nuevos productos.

Reforzando la idea de "momentos Telepizza", se han emitido anuncios en muchos de los partidos de fútbol televisados, en este sentido se ha trabajado con un canal de televisión de pago.

Telepizza enjoys a leading position within the home delivery food sector, which has allowed it to carry on growing. The chain's sales have increased by 7.3% and 9 new outlets have been opened, ending the year with 65 outlets (39 own and 26 franchises).

Commercial and Marketing Policy

Innovation

The new products contribute to the strengthening the trademark's ranking, giving an image of constant renewal and dynamism.

The activities carried out nationally are to a large extent taken advantage of in Portugal thanks to the similarity of the markets and the closeness to Spain.

New pizza varieties

From March to June the Pizzas of the World were launched, which as well as including the pizzas launched in Spain included the Relaunching of the Telepizza Bacalhau: cod pizza with "Crème fraîche", a typical product of the country.

In September the Telepizza Gratin was launched.

New side orders

In January the Telepizza wraps were launched, presented in cold and hot formats and with different flavours to choose from.

In November the Roll Dog was launched, a product similar to the Spiro Dog launched in Spain.

All the launches have been backed by advertisements on the television and have been on the cover of the coupon.

Communication

During 2003, six television campaigns have been carried out with adaptations of the advertisements made in Spain. All of them have been linked to the launches of new products.

Strengthening the idea of "Telepizza moments", advertisements have been broadcast during many televised football matches; the Group has been working with a paying television channel on this aspect.


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En paralelo, se ha cambiado a lo largo del año el formato y los colores de los cupones para llamar la atención del cliente y tener una comunicación más eficaz.

Promociones

Telepizza en Portugal se beneficia de las promociones y licencias de otras marcas para el regalo seguro realizadas en España. Concretamente, en 2003 se han ofrecido 6 campañas similares a las lanzadas en el mercado español, que han ayudado a reforzar la notoriedad y el reconocimiento de la marca.

Adicionalmente, con el objetivo de dar un mayor valor a las acciones comerciales, se han realizado promociones cruzadas con otras marcas, sorteo de un viaje a México junto con el lanzamiento de las Pizzas del Mundo y sorteo de un coche con el lanzamiento de la Telepizza Gratinada.

Nueva imagen

El cambio a la nueva imagen se ha llevado a cabo también en el área internacional, así en septiembre de 2003 se empezó en Portugal la remodelación de tiendas, contando a finales del año con 36 tiendas operando bajo el nuevo formato, 6 de ellas franquicias.

Otros aspectos

Durante 2003, la expansión se ha llevado a cabo fundamentalmente, a través de franquicias con la apertura de 7 tiendas franquiciadas y 2 tiendas propias.

La cobertura de Telepizza en Portugal se extiende a las ciudades de más de 40.000 habitantes, dando servicio a más de 1,6 millones de viviendas y contando con más de 700.000 teléfonos en la base de datos.

Durante el año 2003, se ha realizado un plan para la expansión en localidades de menor tamaño, principalmente a través de la franquicia. Estos estudios, que incluyen una actualización de datos socioeconómicos y demográficos de estas poblaciones serán muy útiles para determinar de forma adecuada la localización de las nuevas aperturas. Al mismo tiempo, se ha reformulado el plan de inversión de franquicias para adaptarlo a poblaciones de menor dimensión.

At the same time, the format and the colours of the coupons have been changed over the year to draw the clients' attention and to make the communication more efficient.

Promotions

Telepizza in Portugal benefits from the promotions and licences of other brand names for the certain gift made in Spain. Specifically, in 2003 6 campaigns similar to those launched in Spain have been offered, which have helped to strengthen the fame and brand awareness.

In addition to this, with the aim of giving a greater value to the commercial actions, crossed promotions with other brand names have been carried out; a prize draw of a trip to Mexico together with the launching of the Pizzas of the World and prize draw of a car with the launching of the Telepizza Gratin.

New image

The change to the new image has also been carried out in the international area, therefore in September 2003, the refurbishment of the outlets was started in Portugal; at the end of the year there being 36 outlets operating using the new format, 6 of them franchises.

Other aspects

During 2003, the expansion has been carried out fundamentally through franchises, with the opening of 7 franchised outlets and 2 own outlets.

Telepizza's coverage in Portugal reaches cities with over 40,000 inhabitants, giving service to over 1.6 million homes and with over 700,000 telephone numbers on the database.

During 2003, a plan for expansion in smaller towns, mainly using franchises has been carried out. These studies, which include an up dating of the socio-economic and demographic data of these towns will be very useful to determine the correct location of the new outlets to be opened. At the same time, the franchises investment plan has been reformulated to adapt it to smaller towns.

Por último, cabe destacar un nuevo proyecto que se ha iniciado en 2003 con el desarrollo de una tienda itinerante, que ocupa unos $35m^2$ más terraza y que ha estado presente en distintos eventos deportivos.

POLONIA: POTENCIAL DE CRECIMIENTO

En Polonia, el crecimiento del PIB en el 2003 se ha situado en un 3,7% dato superior al incremento registrado en 2002 que fue de un 1,3%. Esta reactivación de la actividad económica, sobre todo a partir del segundo semestre del año, ha venido provocada por un incremento importante de las exportaciones y por la parada en la caída que el sector de la construcción venía registrando en los dos últimos años. Pese al crecimiento económico registrado, la inflación ha tenido un buen comportamiento cerrando el año 2003 en el 1,7%. Por otro lado, el nivel de desempleo sigue en cotas significativas, 20% en diciembre. El zloty polaco ha experimentado una devaluación media en 2003 respecto a 2002 de un 12,4%.

Cabe señalar que la entrada en la Unión Europea de Polonia está prevista para mayo 2004, aspecto que está contribuyendo al dinamismo de la economía.

En este país, el sector de la restauración ha vivido un año de estabilización, con crecimientos moderados. Sin embargo, Telepizza, gracias a las acciones comerciales y a las aperturas realizadas ha seguido creciendo y mantiene el liderazgo en el sector de servicio a domicilio de comida preparada.

Sector de reparto a domicilio de comida preparada

Telepizza	44%
Segundo operador	24%
Otros	32%

Fuente: TGI y Departamento de estudios de mercado de Telepizza Polonia

Finally, a new project is worth mentioning that has been started up in 2003 with the development of a travelling outlet, that occupies around $35m^2$ plus terrace and that has been present at different sports events.

POLAND: GROWTH POTENTIAL

In Poland, the growth of the GDP in 2003 was 3.7%, higher than that recorded in 2002 which was 1.3%. This revival of the economic activity, particularly from the second quarter of the year onwards, was caused by an important increase in exports and by the stop of the drop that the building sector had been registering over the last two years. In spite of the economic growth registered, inflation has behaved well , closing 2003 at 1.7%. On the other hand, the unemployment figures are still significantly high at 20% in December. The Polish zloty has had an average devaluation in 2003 with respect to 2002 of 12.4%.

It is worth mentioning that Poland plans to enter the European Union in May 2004, an aspect that is contributing to the economy's dynamism.

In this country, the restaurant sector has undergone a year of stabilisation, with moderate growth. However, Telepizza, thanks to the commercial actions and the openings that have taken place, has continued to grow and continues being the leader in the home delivery food service sector.

Home delivery food service sector

Telepizza	44%
Second operator	24%
Others	32%

Source: TGI and Telepizza Poland Market Research Department



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Principales cifras de Telepizza en Polonia

Main figures of Telepizza in Poland

Ventas Cadena Chain sales



90
60
30
0
85,93
96,28
2002
2003

En millones de zloty polaco
In millions of Polish zloty

BAIIA EBITDA



6
4
2
0
3,54
4,90
2002
2003

En millones de zloty polaco
In millions of Polish zloty

Inversiones investments



9,00
6,00
3,00
0,00
4,79
8,41
2002
2003

En millones de zloty polaco
In millions of Polish zloty

Fondos Propios Shareholders´equity



30
20
10
0
36,54
39,16
2002
2003

En millones de zloty polaco
In millions of Polish zloty

Tiendas Number of outlets



120
90
60
30
0
77
87
83%
74%
17%
26%
2002
2003
Franquicias Franchised outlets
Propias Owned outlets

Las ventas de la cadena han seguido creciendo en 2003 un 12,1% en moneda local. El número de tiendas a finales del ejercicio se ha situado en 87 (64 propias y 23 franquicias). Cabe resaltar la mejora a nivel BAIIA en moneda local que se ha incrementado un 38,6%.

The chain's sales have continued to grow in 2003, by 12.1% in local currency. The financial year closed with 87 outlets (64 own and 23 franchises). It is worth mentioning the growth of 38.6% in loal currency at EBITDA level.

Política Comercial y de Marketing

Innovación

También en Polonia se ha desarrollado una estrategia de nuevos productos que llamen la atención del cliente y que refuercen el posicionamiento de la marca con una imagen innovadora. Así en 2003 se han lanzado las siguientes nuevas pizzas y complementos:

Pizza Grubba: Desarrollo de una nueva masa Pan

Pizzas del Mundo: Española, Mejicana, Alemana e India.

Tele Tortillas (adaptación al mercado local de los enrollados lanzados en España)

Comunicación

Durante este año, se han desarrollado 6 campañas de televisión de apoyo a los lanzamientos de nuevos productos y regalos, que han tenido un resultado positivo en el volumen de actividad y en la notoriedad de la marca.

Además, se han realizado diversas campañas de marketing local; vallas, radio, Internet, etc., en diferentes localidades que nos han ayudado a acercarnos al consumidor de estas ciudades, competir con mayor eficacia con los competidores locales y promover el servicio a domicilio en ciudades de menor población.

Adicionalmente, se han llevado a cabo acciones de marketing especiales; octavillas, radio, promociones especiales, etc, con motivo de la celebración de días festivos en los que el consumo de comida a domicilio crece significativamente: 14 de febrero, día de los enamorados, 8 de marzo, día de la mujer, 1 de junio, día del niño, 6 de diciembre, Santa Claus.

Promociones

Telepizza ha seguido con su actividad de regalo seguro con películas, CDs y artículos deportivos para distintos públicos, como complemento a las distintas estrategias de marketing y buscando ofrecer alternativas adecuadas a los distintos segmentos de consumidores.

Commercial and Marketing Policy

Innovation

In Poland as well, a strategy of new products that draw clients' attention and strengthen the brand name's position with an innovative image has been developed. Therefore, in 2003 the following new pizzas and side orders were launched:

Pizza Grubba: Development of a new deep dough.

Pizzas of the World: Spanish, Mexican, German and Indian.

Tele Tortillas (adaptation to the local market of the wraps launched in Spain)

Communication

During this year 6 television campaigns supporting the launch of new products and gifts have been developed, which have had a positive result in the activity turnover and in the brand name's awareness.

In addition to this, different local marketing campaigns have been carried out: billboards, radio, internet, etc., in different towns which have helped us to get closer to the consumers in these cities, to compete more efficiently with local competitors and to promote the home delivery service in cities with smaller populations.

Special marketing actions have also been carried out: leaflets, radio, special promotions, etc., for feast days when home delivery food consumption rises significantly: 14th of February, Saint Valentine's Day, 8th of March, Women's Day, 1st of June, Children's Day, 6th of December, Santa Claus.

Promotions

Telepizza has carried on its activity of certain gift with films, CDs and sports articles for different groups, in addition to the different marketing strategies and seeking to offer alternatives that are suitable for the different consumer segments.

Nueva imagen de marca

Telepizza está adecuando sus locales en Polonia a la nueva imagen corporativa que incluye un diseño del local más confortable y con una cuidada decoración que esta siendo muy bien valorada por el consumidor. A finales de 2003, 34 tiendas estaban operando bajo esta nueva imagen.

Otros aspectos

Telepizza ha sido pionera en el desarrollo de la franquicia como modelo de gestión en Polonia. La primera tienda bajo este modelo se abrió en 2001 y a finales de 2003, Telepizza contaba en este país con 23 franquicias. Durante este año un total de 5 establecimientos propios han pasado a ser gestionados como franquicias y se han abierto 7 tiendas bajo este modelo.

La cobertura de Telepizza en Polonia se extiende a las ciudades de más de 100.000 habitantes, dando servicio a más de 4 millones de viviendas y contando con más de 1,9 millones de teléfonos en la base de datos.

CHILE: RENTABILIDAD

En Chile, uno de los aspectos relevantes del 2003 ha sido la firma de los tratados de libre comercio con la Unión Europea y Estados Unidos. En 2003 se ha producido una recuperación de la economía que ha registrado un crecimiento del PIB del 3,2%, incremento superior al reportado en 2002; 2%. La inflación se ha situado en el 1,1%, el nivel más bajo desde 1935. Por último, señalar el nivel de desempleo que se ha situado en el 8,5%, un 0,4% menos que en 2002. El peso chileno se ha devaluado, en media, sobre 2002 un 17,2%.

Durante el año 2003, se ha producido el cierre de algún establecimiento de otros grandes operadores de venta de pizzas y de varios restaurantes de otros sectores de restauración. Gracias a la posición de liderazgo de Telepizza y a la actividad comercial realizada, la Compañía ha seguido creciendo.

En el 2003 se han abierto 5 nuevas tiendas en Chile, 3 de ellas bajo administración propia y 2 bajo el régimen de franquicia. Telepizza Chile cuenta a finales de 2003 con 32 tiendas en el


690599

New brand image

Telepizza is fitting out its premises in Poland with the new corporate image that includes the designing of more comfortable outlets and with greater care being taken over the decoration that is being well received by consumers. At the end of 2003, 34 outlets were operating using this new image.

Other aspects

Telepizza has been a pioneer in the development of the franchise as a management model in Poland. The first outlet using this model was opened in 2001 and at the end of 2003, Telepizza had 23 franchises in this country. Over this year a total of 5 own outlets have turned over to being managed as franchises and 7 outlets have been opened using this model.

Telepizza's coverage in Poland reaches cities of over 100,000 inhabitants, giving service to over 4 million homes and with over 1.9 million telephone numbers on the database.

CHILE: PROFITABILITY

In Chile, one of the relevant aspects of 2003 was the signing of the free trade treaties with the European Union and the United States. In 2003 there was a recovery of the economy that has registered a growth of the GDP of 3.2%, an increase greater than that reported in 2002 of 2%. Inflation was at 1.1%, the lowest level since 1935. Finally, it is worth mentioning that unemployment figures are situated at 8.5%, 0.4% less than in 2002. The Chilean peso has devalued on average 17.2% over 2002.

During 2003, some outlets belonging to other important pizza sales operators and several restaurants from other catering sectors have closed down. Thanks to Telepizza's leading position and to the commercial activity performed, the Company has carried on growing.

5 new outlets have been opened in Chile in 2003: 3 of them under own management and 2 as franchises. At the end of 2003, Telepizza Chile had 32 outlets in the country, consolidating and

país, consolidando y afianzando su posición de liderazgo tanto en el mercado de pizzas listas para tomar, como en el de servicio a domicilio de comida preparada.

strengthening its leading position both on the ready-made pizzas market, and on the ready-made food home delivery market.



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Sector de reparto a domicilio de comida preparada

Telepizza:	38%
Segundo operador:	34%
Tercer operador:	14%
Otros:	14%

Fuente: Departamento estudios de mercado de Telepizza Chile

Home delivery food service sector

Telepizza:	38%
Second operator:	34%
Third operator:	14%
Others:	14%

Source: Telepizza Chile Market Research Department

Principales cifras de Telepizza en Chile

Main figures for Telepizza in Chile

Ventas Cadena Chain sales



9.000
6.000
3.000
0
5.888,38
7.263,28
2002
2003

En millones de pesos chilenos
In millions of Chilean peso

BAIIA EBITDA



1.600
1.200
800
400
0
1.214,69
1.674,61
2002
2003

En millones de pesos chilenos
In millions of Chilean peso

Inversiones Investments



600
400
200
0
327,57
702,49
2002
2003

En millones de pesos chilenos
In millions of Chilean peso

Fondos Propios Shareholders' equity



6.000
4.000
2.000
0
4.643,00
5.547,85
2002
2003

En millones de pesos chilenos
In millions of Chilean peso

Tiendas Number of outlets



40
30
20
10
0
28
32
100%
91%
9%
2002
2003

Franquicias Franchised outlets
Propias Owned outlets





Las ventas de la cadena, en moneda local, se han incrementado un 23,3% frente al año 2002, gracias a una eficaz inversión de sus recursos en el área de marketing, y al acierto de una estrategia localizada en el incremento de los actos de compra en el domicilio. Esta labor se ha reflejado también a nivel BAIIA, que ha crecido en moneda local un 37,9%.

Política Comercial y de Marketing

Innovación

Telepizza ha lanzado en Chile en el 2003 dos nuevas pizzas: la calzone y la pizza masa doble.

Ambos lanzamientos se presentan como opciones abiertas; el consumidor puede elegir entre una variedad de salsas, ingredientes y quesos. Este último factor se convierte en una ventaja competitiva frente a otras alternativas de pizzas.

Estos lanzamientos han sido apoyados con inversión en medios masivos (TV abierta, TV por cable, revistas, cupones...) que han supuesto el mayor éxito en los lanzamientos de la historia de la Compañía en este país.

Comunicación

Durante el año 2003, se han emitido 2 campañas publicitarias en televisión, una en los meses de abril-mayo y la otra durante octubre-noviembre, ambas han servido de apoyo a los lanzamientos realizados.

En paralelo, se han realizado campañas locales en ciudades con presencia de Telepizza, anuncios en vallas y radio, principalmente para informar de aperturas de tiendas.

Promociones

Durante este año se ha llevado a cabo una estrategia destinada a afianzar el liderazgo en el sector de reparto a domicilio, con un crecimiento importante de los pedidos a domicilio. Telepizza tiene en Chile acuerdos con compañías, enfocadas al consumo en el hogar, como son las dos principales compañías de televisión por cable estando presentes en sus revistas con ofertas exclusivas para sus clientes.

The chain's sales, in local currency, have increased by 23.3% in comparison to the year 2002, thanks to an efficient investment of their resources in the marketing area and the success of a localised strategy in the increase in the purchase acts in the home. These activities have meant an increase in local currency at EBITDA level of 37.9%.

Commercial and Marketing Policy

Innovation

In Chile Telepizza launched two new pizzas in 2003: the calzone and the double dough pizza.

Both launches are presented as open options: the consumer can choose from amongst a variety of sauces, ingredients and cheeses. This last factor has become a competitive advantage over other pizza alternatives.

In addition to this, both launches were backed with investment in mass media (open TV, cable TV, magazines, coupons....) that have meant the greatest launch success in the Company's history in this country.

Communication

During the year 2003, 2 advertising campaigns have been broadcast on television, one in the months of April – May and the other in October – November, both have been used as a back up to the launches carried out.

At the same time, local campaigns have been carried out in cities where Telepizza is present, mainly billboard advertisements and radio advertisements to give information about the outlets being opened.

Promotions

Over this year a strategy aimed at strengthening the leadership in the home delivery sector has been carried out, with an important growth in home orders. Telepizza has agreements with companies in Chile, focussed on consumption at home, with the two main cable television companies, with presence in their magazines with exclusive offers for their clients.



Nueva imagen de marca

También en Chile, ya durante el año 2003 se ha empezado el cambio de imagen, con 9 tiendas operando a finales de 2003 bajo el nuevo diseño.

Nueva planta productiva

Para sostener con garantías, no sólo el crecimiento de este año, sino el previsible en los próximos años, Telepizza ha cambiado su sede social en Chile, tanto su planta de producción y almacén como sus oficinas, multiplicando por cuatro el espacio disponible, lo que le permitirá abordar con éxito a nivel logístico y productivo, el crecimiento de la Compañía, al menos, en los próximos diez años. Para ello, se han modificado y reorganizado los procesos de producción en la nueva planta, lo que unido a una mayor capacidad de almacenaje han contribuido a mejorar sus márgenes y su rentabilidad.

Otros aspectos

En Chile, el año 2003 ha sido el inicio del desarrollo a través de franquicias con la apertura de 2 tiendas bajo este modelo de gestión y el traspaso de un establecimiento propio a franquicia.

La cobertura de Telepizza en Chile se extiende a las ciudades de más de 100.000 habitantes, dando servicio a más de 1 millón de viviendas y contando con más de 240.000 teléfonos en la base de datos.

En mayo de 2003 Tele Pizza S.A. adquiere el control total sobre Telepizza Chile, S.A, con la compra de la participación de los dos socios minoritarios chilenos.

New brand image

Also in Chile, the change of image has started in 2003, with 9 outlets operating at the end of 2003 with the new design.

New production factory

To guarantee, not only this year's growth, but also the foreseeable growth in the next few years, Telepizza has changed its head offices in Chile, its production factory and warehouse and its offices, multiplying the available space by four, which will allow it to cover the Company's growth, logistically and productively for at least the next ten years. In order to do this, it has modified and reorganised the production processes at the new factory, which along with a greater storage capacity have meant improvements in its profit margins.

Other aspects

In Chile, the year 2003 was the start of the development of the franchises with the opening of 2 outlets under this management model and the transfer of one own outlet to a franchise.

Telepizza's coverage in Chile reaches the cities of over 100,000 inhabitants, giving service to over 1 million homes and with over 240,000 telephone numbers on the database.

In May 2003, Tele Pizza S.A. acquired the total control over Telepizza Chile, S.A. with the purchase of the participation of the two minority Chilean associates.

División de Fabricación, Logística y Aprovisionamiento
Manufacturing, Logistics and Supply Division

El año 2003 ha supuesto un gran avance en el Plan director del Grupo con la inauguración del nuevo centro industrial situado en Daganzo (Madrid), que incorpora las últimas tecnologías en fabricación.

The year 2003 has meant a great leap forward in the Group's management Plan with the opening of the new industrial centre located in Daganzo (Madrid), which incorporates the latest production technologies.

El año 2003 ha sido un ejercicio clave en el Plan Director Industrial del Grupo y ha estado marcado por el inicio, a principios de año, de la actividad en la nueva fábrica y plataforma logística, situada en Daganzo (Madrid).

Estas instalaciones representan para Telepizza un gran salto tecnológico, al incorporar las últimas tecnologías en fabricación de masas para pizza. Para ello se han contratado equipos únicos de los más destacados fabricantes de maquinaria a nivel europeo. Detallamos algunas de las mejoras incorporadas:

Sistema de dosificación y amasado continuo

Sistema de división – boleado automático

Nuevo sistema de transporte y colocación de masas

Sistema de control de temperaturas durante el proceso

Cada uno de estos elementos está controlado por un autómata programable de última generación, que a la vez mide diferentes variables para establecer las desviaciones y ordena de forma automática los ajustes necesarios. Estas mejoras permiten estandarizar y homogenizar la temperatura de la masa, tanto en el proceso productivo como en la entrega a tiendas, consiguiendo así una mayor frescura y periodo de caducidad.

Para complementar este centro se le ha dotado de los más avanzados sistemas de seguridad, que junto con la implementación de los sistemas de suministro por emergencias permiten a esta industria un grado de autonomía, que garantiza el 100 % del servicio a las tiendas.

En este sentido, el diseño de la fábrica de Daganzo incorpora, ante una hipotética situación de accidente o daño catastrófico, un aislamiento por fases de sus instalaciones, quedando totalmente incomunicada del resto de la fábrica, la zona donde se produjera el hipotético accidente.

Adicionalmente, existen actualmente dos plataformas logísticas, una en Sevilla y otra en Barcelona, que son utilizadas como unidades de almacenamiento y distribución de materia

2003 has been a key financial year in the Group's Industrial Management Plan and it has been marked by the start, at the beginning of the year, of the activity in the new factory and logistics platform, located in Daganzo (Madrid).

These installations represent a great technological leap for Telepizza, as they incorporate the latest technologies in pizza dough manufacturing. In order to do this, unique teams have been hired from the most outstanding machinery manufacturers in Europe. Some of the improvements incorporated are detailed below:

Continuous dosing and massing system.

Division system– automatic balling.

New transport and dough positioning system.

Temperature control system during the process.

Each of these elements is controlled by a latest generation programmable robot, which in turn measures different variables to establish the deviations and automatically order the necessary adjustments. These improvements allows the dough's temperature to be standardised and homogenised, both in the production process and during delivery to outlets, therefore achieving greater freshness and making it last longer.

To complete this centre, it has been fitted with the most advanced safety, which together with the implementation of the emergency supply systems allow this industry a degree of autonomy, guaranteeing 100% service to the outlets.

In this sense, the design of the Daganzo factory incorporates, in the face of a hypothetical accident or disastrous damage situation, isolation in phases of its installation, the area where the hypothetical accident had occurred becoming totally cut off from the rest of the factory.

In addition to this, there are currently two logistics platforms, one in Seville and the other in Barcelona, which are used as storage and distribution units for raw materials, with a supply

prima, con una capacidad de abastecimiento para las tiendas de España que suministra cada una de ellas, de siete días.

El año 2003, se ha caracterizado por la centralización progresiva de todos los procesos, tanto *productivos como logísticos de la Compañía,* de forma exitosa. Desde el inicio del año se han ido incorporando tiendas desde las diferentes fábricas que la Compañía tenía abiertas en el territorio nacional. Primero se incorporaron las tiendas suministradas desde la fábrica de Guadalajara, a continuación se inició el traslado de los establecimientos servidos por el centro industrial de Sant Quirçe del Vallés, culminando este proceso en los primeros días del mes de marzo y dando servicio desde ese momento a todas las tiendas propias y franquiciadas de España.

El área logística ha incorporado un nuevo sistema automatizado de gestión administrativa de los pedidos que elimina totalmente los procesos manuales, reduciendo así el número de horas necesarias para esta tarea y eliminando posibles incidencias.

Además, se ha iniciado la implantación de un sistema de gestión avanzada de almacenes a través de radiofrecuencia, que permitirá un control sobre la trazabilidad de los productos, mejorará y facilitará la operativa de recepciones y salidas y garantizará la rotación óptima en función de caducidades, destinos, entre otras utilidades.

Entre las ventajas que incorpora esta fábrica y plataforma de distribución, cabe destacar una mejora en la reducción de mermas, mayor flexibilidad para adaptar la producción a picos de ventas, optimización del estado de conservación del producto, racionalización del stock y mejoras en la planificación logística, entre otras.

Desde el punto de vista de la eficiencia, la puesta en marcha del nuevo centro industrial ha exigido el ajuste durante el año de distintos parámetros, como un redimensionamiento de la plantilla y una reorganización logística, consecuencia lógica del desarrollo de la curva de aprendizaje. Se espera que la fábrica se encuentre funcionando en su nivel óptimo de eficiencia en 2004.

La inversión en 2003 en este proyecto ha sido de 8 millones de euros, que corresponde a la fina-

capacity for the outlets in Spain, with a seven day supply period for each of them.

2003 has been marked by the successful progressive centralisation of all the Company's *processes, both production and logistics.* Since the beginning of the year outlets have been incorporating themselves from the different factories that the Company had open in national territory. First the outlets supplied from the Guadalajara were incorporated, then the transfer of the outlets served by the Sant Quirçe del Vallés factory was started, this process ending in the first days of March and giving service from this moment to all the own and franchises outlets in Spain.

The logistics area has incorporated a new automatic administrative management system of the orders that totally eliminates the manual processes, in this way reducing the number of hours necessary for this task and eliminating possible incidences.

In addition to this, the implementation of an advanced warehouse management system using radio frequency has been initiated, which will allow the traceability of the products to be controlled; it will improve and aid the reception and departure operations and it will guarantee the optimum rotation in terms of expiry dates, destinations, amongst other utilities.

Amongst the advantages that this factory and distribution platform incorporates, it is worth mentioning an improvement in the reduction of waste, greater flexibility to adapt the production to sales peaks, optimisation of the product conservation status, stock rationalisation and improvements in the logistics planning, amongst others.

From the efficiency point of the view, the start up of a new industrial centre has meant the adjustment during the year of different parameters, such as a restructuring of the staff and a logistics reorganisation, the logical result of the development of the learning curve. It is expected that the factory will start working at its optimum efficiency level in 2004.

8 million euros were invested in 2003 in this project, which corresponds to the conclusion of


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lización de las obras, compra de maquinaria y montaje de instalaciones técnicas. La inversión neta acumulada a diciembre de 2003 de este proyecto ha ascendido a 15,2 millones de euros.

Adicionalmente, el Grupo cuenta en España con otra fábrica, que también destaca por su alto nivel tecnológico; Luxtor. En este centro industrial, se producen diferentes tipos de queso especial para pizzas y queso en otros formatos. Durante este año ha suministrado a todas las tiendas de España, Portugal y Francia y a otros operadores externos al Grupo.

El área de Compras de Telepizza ha continuado con la política de concentración de proveedores y centralización del abastecimiento del Grupo, basando la relación con los suministradores en los principios de calidad, exigencia y servicio.

Todos los proveedores de Telepizza siguen un riguroso proceso de homologación, tras el cual se seleccionan únicamente a los que más se adaptan a las necesidades de la Compañía. Este proceso, que se sigue vigilando a lo largo de la relación con el proveedor de manera constante, es la base para asegurar la calidad continua de nuestro suministro en términos de producto y capacidad de servicio.

the work, purchase of machinery and assembly of technical installations. The net accumulated investment in December 2003 for this project has risen to 15.2 million euros.

In addition to this, in Spain the Group has another factory, which also stands out due to its high technological level: Luxtor. In this industrial centre, different types of cheese that are especially for pizzas and cheese in other formats are produced. In 2003, it supplied all the outlets in Spain, Portugal and France and other operators outside the Group.

Telepizza's Purchase area has continued with the policy of concentration of suppliers and centralisation of the Group's supplies, basing the relationship with the suppliers on the principals of quality, demand and service.

All of Telepizza's suppliers follow a strict homologation process, after which only those that adapt best to the Company's requirements are selected. This process, which is monitored continuously throughout the relationship held with suppliers, is the basis for ensuring the quality of our supply in terms of product and service capacity.



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Calidad: Objetivo prioritario de Compañía
Quality: The Company's Top Priority

La calidad es un factor clave en los procesos del Grupo y se plasma en un objetivo prioritario de Compañía: Convertir al Grupo Telepizza en una empresa líder en gestión de la calidad, asegurando que el 100% de nuestros productos satisfacen las necesidades y gustos de nuestros clientes y cumplen la normativa legal vigente a un coste óptimo.

Este compromiso permanente implica tener plenamente implantado un riguroso sistema de control de calidad de los productos, que abarca desde los suministros hasta el punto de venta, pasando por los procesos intermedios.

Para llevar a cabo estos controles, Telepizza dispone de laboratorios especializados. Destaca el nuevo centro de I+ D y Calidad, instalado en la nueva fábrica de Daganzo. Este centro dispone de un espacio de 350 m², distribuidos entre almacenes, laboratorios y tienda Piloto.

Quality is a key factor in the Group's processes and it is materialised in one of the Company's priority targets: Converting the Telepizza Group into a leading Company in quality management, ensuring that 100% of our products satisfy the requirements and tastes of our clients and comply with the legal regulations in force at an optimum cost.

This continuous commitment involves having a strict quality control system for the products fully implemented, which covers from the supplies to the sales outlet, going through the intermediate processes.

To carry out these controls, Telepizza has specialised laboratories. The new R+D and Quality centre, installed in the new factory in Daganzo stands out. This centre has 350 m² of space, distributed between warehouses, laboratories and Pilot outlet.

La calidad constituye un compromiso permanente del Grupo. Telepizza dispone de laboratorios especializados para realizar un riguroso control de calidad de todos los productos y procesos.

Quality is one of the Group's permanent commitments. Telepizza has specialised laboratories to carry out a strict quality control on all the products and processes.

Información nutricional **Nutritional information**

Producto Product	Tamaño/cantidad Size/amount	Kcal Kcal	Kj Kj	Proteínas (g) Proteins (g)	Lípidos (g) Lipids (g)	Hidratos de Carbono (g) Carbohydrates (g)
Pizza barbacoa Barbecue pizza	Porción mediana Medium portion	250,5	1.047,0	11,8	9,0	30,6
Pizza hawaiana Hawaiian pizza	Porción mediana Medium portion	194,9	814,6	9,7	5,9	25,7
Pizza especial de la casa cebolla Special house pizza onion	Porción mediana Medium portion	205,5	859,1	9,4	7,5	25,2
Pizza especial de la casa champiñón Special house pizza mushroom	Porción mediana Medium portion	208,5	871,3	9,6	7,9	24,8
Pizza cuatro quesos Four cheeses pizza	Porción mediana Medium portion	181,1	757,2	9,2	5,5	23,8
Pizza carbonara Carbonara pizza	Porción mediana Medium portion	251,6	1.051,6	9,5	12,8	24,7
Pizza ibérica Iberian pizza	Porción mediana Medium portion	211,0	882,0	12,0	7,0	25,0
Pizza gratinada champiñón Mushroom gratin pizza	Porción mediana Medium portion	240,2	1.004,1	11,6	9,9	26,2
Pizza gratinada cebolla Onion gratin pizza	Porción mediana Medium portion	236,9	990,3	11,4	9,4	26,6
Patatas rellenas de carne Baked potato stuffed with meat	Unidad Unit	191,0	798,4	7,0	11,0	16,0
Patatas rellenas de bacon Baked potato stuffed with bacon	Unidad Unit	246,2	1.029,3	6,5	19,4	11,3
Enrollado vegetal Vegetable wrap	Unidad Unit	591,4	2.472,0	17,0	36,3	49,2
Enrollado ibérico Iberian wrap	Unidad Unit	387,5	1.619,7	18,4	12,7	50,0
Enrollado yorkeso Ham and cheese wrap	Unidad Unit	528,6	2.209,3	27,1	24,0	51,2
Enrollado hawaiano Hawaiian wrap	Unidad Unit	427,2	1.785,5	19,9	14,6	54,0
Minis Minis	Unidad Unit	93,7	391,7	3,2	4,0	11,3
Minis extra bacon Minis with extra bacon	Unidad Unit	118,7	496,1	4,0	6,4	11,3
Minis extra pepperoni Minis with extra pepperoni	Unidad Unit	125,7	525,4	4,3	7,0	11,3
Patatas gajo Rough sliced chips	Ración Portion	258,3	1.079,7	3,5	11,7	34,8
Alitas Chicken wings	Unidad Unit	54,5	227,7	6,1	3,0	0,8
Croquetas Croquettes	Unidad Unit	77,7	324,7	3,6	5,0	4,5





La tienda piloto dispone de todos los equipos utilizados en las tiendas de Telepizza como el horno, mesa de estirado, mesa ingredientes, mesa de calor... además de otros equipos. Estas instalaciones permiten desarrollar y testar los productos en condiciones reales de tiempo y temperatura. En la actualidad se está equipando además con una nueva sala de catas que permitirá hacer pruebas con paneles de degustación.

Más concretamente, durante el ejercicio 2003 las prioridades del área han sido:

- Adaptación de los sistemas de calidad a la nueva norma ISO 9000 versión 2000 con la certificación revalidada para la fábrica de Luxtor.

- Ampliación y recopilación de información nutricional de los productos de Telepizza (Kcal, Kjul, hidratos de carbono, proteínas y lípidos) con el objetivo de incorporarlo a la nueva Web para todos los clientes que deseen consultarla.

- Puesta en marcha de nuevos sistemas de control adaptados a la fábrica de Daganzo.

- Construcción de un nuevo laboratorio físico-químico y microbiológico, en las instalaciones de la fábrica de Daganzo, con los equipos de análisis más modernos.

- Mejora de las herramientas informáticas de gestión que facilitan y agilizan procesos de calidad: programa de gestión integral de reclamaciones de tiendas (CAU), implantación de una nueva versión del programa de gestión documental de Telepizza (INCA).

- Ampliación de la documentación disponible en el sistema de autocontrol de Telepizza, basado en la metodología APPCC (análisis de peligros y puntos críticos de control), lo que permite a las tiendas disponer en soporte informático de documentación que antes sólo estaba disponible en papel. Dicha documentación es actualizada continuamente, y gracias a este nuevo sistema, nos aseguramos que todas las tiendas disponen de dicha actualización.

The pilot outlet has all the equipment used in the Telepizza outlets, such as the oven, stretching table, ingredients table, hot table.... as well as other equipment. These installations allow the products to be developed and tested under real conditions of time and temperature. At present it is also being fitted with a new testing room that will allow trials to be made with tasting panels.

More specifically, during 2003, the priorities of the area were:

- Adaptation of the quality systems to the new ISO 9000 regulation version 2000 with revalidated certificate for the Luxtor factory.

- Enlargement and compilation of nutritional information about the Telepizza products (Kcal, Kjul, carbohydrates, proteins and lipids) to incorporate it on the new web page for all the clients who wish to consult it.

- Start up of new control systems adapted to the factory in Daganzo.

- Construction of a new physics-chemistry and microbiology laboratory in the Daganzo factory's installations, with the latest analysis equipment.

- Improvement in the management computing tools that aid and facilitate the quality processes: integral management programmed of complaints from outlets (CAU), implementation of a new version of the document management programme for Telepizza (INCA).

- Extension of the documents available on Telepizza's self-control system, based on APPCC methodology (analysis of dangers and critical control points), which allows the outlets to have documentation on computing support which previously was only available on paper. This documentation is continuously being up dated and thanks to this new system, we can be certain that all the outlets have these up dates available.

Sistemas de Información
Information Systems

Los sistemas de información han sido una prioridad dentro del proceso de modernización de la Compañía. Esto ha posibilitado al Grupo contar con un unos sistemas que incorporan las últimas tecnologías.

The information systems have been a priority within the Company's modernisation process. This has allowed the Group to gain some systems that incorporate the latest technologies.

La Compañía ha llevado a cabo un proceso de modernización de los sistemas, contando actualmente con unos procesos que incorporan las últimas tecnologías.

The Company has modernised its systems, currently using some applications that incorporate the latest technology.

GESTIÓN DE VENTA MULTICANAL

Durante varios años, la Compañía ha estado analizando las distintas posibilidades que ha ido proporcionando el mercado para ampliar el modelo de venta telefónica a domicilio que se viene empleando desde el comienzo de la cadena.

Se han analizado opciones como la implantación de uno o varios Call Center, la ampliación de los canales de recepción de pedidos a otros sistemas tecnológicos que han ido apareciendo en la sociedad, y permitir a los clientes realizar sus pedidos a través de sistemas Web, Wap, SMS, MMS, televisión interactiva y de cualquier otro canal que pueda aparecer.

Para estar preparados y poder acometer estos proyectos ha sido necesario renovar completamente los sistemas de gestión e información de la cadena de ventas, así como los sistemas de comunicaciones. Esta etapa del proceso de modernización ha terminado en el año 2003 en las tiendas propias y a partir de este momento la Compañía pasará a explotar las posibilidades que los nuevos sistemas ofrecen. Además, los desarrollos realizados se han utilizado para mejorar las posibilidades operativas y hacer los sistemas más abiertos para nuevas oportunidades del negocio.

La secuencia que se ha seguido para este cambio íntegro ha sido la siguiente:

DESARROLLO DE UN SISTEMA DE GESTIÓN E INFORMACIÓN EN TIENDAS (SAGA)

En el año 2003, prácticamente la totalidad de las tiendas de España operaban ya bajo el nuevo sistema de gestión e información en tienda (SAGA).

Esta aplicación está basada en una tecnología de varias capas que permite tanto el acceso desde sistemas remotos como disponer de distintas modalidades de puntos de venta según las características de la tienda. El sistema está desarrollado para funcionar sobre entornos gráficos y los TPVs pueden funcionar con teclados, ratones o pantallas táctiles, lo que facilita su uso y reduce los tiempos de formación.

MULTI-CHANNEL SALES MANAGEMENT

For several years, the Company has been analysing the different possibilities that the market has been providing to extend the home telephone sale model that has been used since the beginning by the chain.

Options have been analysed such as the implementation of one or several Call Centres, the enlargement of the order reception channels to other technological systems that have been appearing in society and allowing clients to make their orders using Web, Wap, SMS, MMS, interactive television systems and any other channel that could appear.

To be ready for and to be able to take on these projects, the sales chain's information and management systems have had to be totally renewed, as well as the communications systems. This stage of the modernisation process concluded in 2003 in the own outlets and from this moment onwards the Company will move on to develop the possibilities that the new systems offer. In addition to this, the developments carried out have been used to improve the operational possibilities and to make the systems more open to new business opportunities.

The sequence that has been followed for this total change is shown below:

DEVELOPMENT OF AN INFORMATION AND MANAGEMENT SYSTEM IN OUTLETS (SAGA)

In 2003 virtually all of the outlets in Spain are already operating using the new information and management system in outlet (SAGA).

This application is based on a technology of several layers that allows both access from remote systems and to have the different modalities of sales outlets available according to the outlet's characteristics. The system has been developed to operate using graphic environments and the TPVs may operate with keyboard, mouse or touch screen, which aids its use and reduces training time.



Se han integrado funcionalidades para permitir y gestionar la venta en sala, y recoger en tienda, y está abierto para integrarse de forma bidireccional con el Data Warehouse

DESARROLLO DE UN "MIDDELWARE" (CAPA INTERMEDIA) Y UNA TOMA DE PEDIDOS CENTRALIZADA

Este proyecto se ha realizado con herramientas de desarrollo de última generación, que a través del Middelware permiten trabajar con múltiples formatos de mensajería estándar. Además de la creación de esta pasarela entre los distintos canales y las tiendas, se ha desarrollado una aplicación para poder disponer de una toma de pedidos centralizada que permita coger, con un operador, pedidos desde un puesto remoto.

DESARROLLO DE UNA TOMA DE PEDIDOS WEB

Se ha desarrollado una toma de pedidos a la que se puede acceder desde la página principal de la Compañía, y donde de manera rápida e intuitiva se puede realizar un pedido en una tienda en tiempo real. Está página ayuda al cliente a diseñar sus ofertas y permite generar pedidos de pizzas con distintas bases, salsas, mitades, exactamente igual que si el pedido se realizara telefónicamente. Además, a través de este sistema se ofrecen ofertas exclusivas para estos clientes y los pedidos se pueden realizar para reparto a domicilio y para recoger en tienda. Por el momento está siendo utilizado en Zaragoza, cubriendo 8 tiendas, en modo de prueba.


telepizza

Además, el desarrollo ya acometido permitirá, una vez que se decida su implantación a nivel nacional, una escalabilidad rápida y sencilla desde el punto de vista técnico.

CAMBIO DEL SISTEMA DE COMUNICACIONES DE LAS TIENDAS

Para el correcto funcionamiento de los sistemas de toma de pedidos remotos, se ha procedido al cambio de comunicaciones de todas las tiendas propias, y se han establecido líneas de conexión permanente ADSL con otra línea RDSI de respaldo. Este cambio nos permite realizar consultas en las tiendas en tiempo real.

HOMOGENEIZACIÓN INTERNACIONAL

El proceso de homogeneización de los sistemas en todos los países sigue siendo un objetivo prioritario en la Compañía.

Operations have been integrated to allow and manage sale in room and collect at outlet, and it is open for two-way integration with the Data Warehouse.

DEVELOPMENT OF A "MIDDLEWARE" (INTERMEDIATE LAYER) AND A CENTRALISED ORDER TAKING

This project has been carried out with last generation development tools, which using Middleware allow working with many standard message formats. As well as the creation of this catwalk between the different channels and the outlets, an application to be able to have a centralised order taking available that allows orders to be taken from a remote station, with an operator.

DEVELOPMENT OF WEB ORDER TAKING

An order taking has been developed using access from the Company's main page and where an order may be made quickly and intuitively in an outlet in real time. This page helps the client to design his offers and allows pizza orders to be generated with different bases, sauces, halves, exactly as if the order were carried out by telephone. In addition to this, using this system, exclusive offers are made for these clients and the orders may be made for home delivery and for take-away. Currently, it is on trial in Zaragoza, covering 8 outlets.

Once its national introduction has been decided on, the development already carried out will also allow a quick, simple scalability from the technical point of view.

CHANGE IN THE COMMUNICATIONS SYSTEM USED IN THE OUTLETS.

For the correct operation of the remote order taking systems, the change in the communications of all the own outlets has been performed, and permanent ADSL connection lines have been establish with another back up RDSI line. This change allows us make queries to the outlets in real time.

INTERNATIONAL HOMOGENISATION

The homogenisation process of the systems in all the countries continues to be one of the Company's top priorities.

A lo largo de 2003 se han instalado en Portugal todos los sistemas que forman el eje de los procesos informáticos, de esta manera se ha instalado el programa de administración de personal que incluye gestión de nómina y Recursos Humanos, el ERP corporativo (Planificación de Recursos Empresariales) en sus módulos contables, financieros y logísticos y se ha procedido a la instalación del programa de gestión de tiendas (SAGA).

Gracias a la experiencia adquirida en España y al trabajo de exportación realizado, la implantación se ha realizado de forma rápida y eficaz, proporcionando de forma inmediata todas las ventajas de las que ya dispone España e integrándose simultáneamente en la Base de datos.

Over 2003 in Portugal, all the systems making up the centre point of the computing systems have been installed, in this way the personnel administration programme that includes payroll and Human Resources management, the corporate ERP (Business Resources Planning) in its accounting, financial and logistics modules have all been installed and the outlet management programme (SAGA) has been installed.

Thanks to the experience acquired in Spain and the export work carried out, the introduction has been performed quickly and efficiently, immediately providing all the advantages that Spain already has available and simultaneously becoming integrated in the Data Warehouse.



El Equipo Humano de Telepizza

Telepizza es una Compañía intensiva en capital humano, durante este año se ha potenciado la orientación al cliente externo/interno de todos los empleados del Grupo.

Telepizza is a Company that has a large human capital. This year all the employees in the Group have been trained in the orientation towards the external/internal client.

Los planes y programas de Recursos Humanos se convierten en una estrategia clave para garantizar la competitividad de la empresa y contribuir a la consecución de objetivos, garantizando así la estabilidad y creación de empleo y sobre todo la satisfacción y eficacia de las personas en su puesto de trabajo y desarrollo dentro de la Compañía.

The Human Resources plans and programmes have become a key strategy to guarantee the Company's competitiveness and to contribute to the achieving of targets, in this way guaranteeing stability and job creation and above all, the satisfaction and efficiency of the people in their jobs and development within the Company.

DISTRIBUCION DEL NÚMERO MEDIO DE EMPLEADOS DEL GRUPO 2003

DISTRIBUTION OF THE AVERAGE NUMBER OF EMPLOYEES IN THE GROUP 2003


5.610
8.753
España Spain
Internacional International


358
444
13.562
Tiendas Outlets
Servicios Centrales Headquarters
Fábricas Factories


24,7%
75,3%
Tiempo completo Full time
Tiempo Parcial Part time


30,3%
69,7%
Contrato indefinido Permanent contract
Contrato Temporal Temporary contract

* En España los contratos indefinidos ascienden al 95,5% de la plantilla

* In Spain permanent contracts add up to 95.5% of the staff

INCORPORACIÓN A LA COMPAÑÍA: Plan de acogida

La incorporación de nuestros empleados es un momento clave que recibe una atención especial dentro de la labor de Recursos Humanos, dada la importancia que esta fase tiene en el proceso de adaptación del empleado a la empresa. Por esta razón, durante el año 2003 se han potenciado los programas de acogida, tanto en su vertiente de información sobre la empresa como en la formación inicial en las funciones y responsabilidades del puesto.

Con el objetivo de mantener un nivel muy satisfactorio en la incorporación de nuestros empleados, se ha consolidado ya como parte integrante del negocio la figura del responsable de empleo. Dentro de sus funciones principales está la ejecución de forma personalizada del plan de acogida y la formación inicial en el puesto de trabajo de repartidor y auxiliar, que suponen el colectivo

INCORPORATION TO THE COMPANY: Acceptance plan

The incorporation of our employees is a key moment when they receive special attention within the Human Resources work, given the importance this phase holds in the adaptation process of the employee to the Company. For this reason, during 2003 acceptance plans have been promoted, both for information about the Company and for the initial training in the functions and responsibilities the job entails.

With the idea of maintaining a very satisfactory level in the incorporation of our employees, the figure of employment manager has become consolidated as an integral part of the business. Within his main functions is the personal performance of the catchment plan and the initial training in the job of the delivery person and assistant, these being the largest group in

más numeroso de nuestra organización. Se han implantado 22 oficinas de empleo, con sus correspondientes responsables, en todo el territorio español que dan soporte a las diferentes unidades de negocio aglutinadas por zonas de supervisión.

ORIENTACIÓN AL CLIENTE EXTERNO / INTERNO

Un objetivo fundamental del año 2003 ha sido la potenciación en toda la organización de una clara orientación al cliente externo, satisfacción de necesidades y expectativas, e interno, tiendas y fábricas. Para ello, se han puesto en marcha una serie de programas especialmente diseñados y cabe resaltar que tanto en la formación inicial de los nuevos empleados como en los planes de desarrollo y promoción se trabaja de manera especial dicho concepto.

Como pilar fundamental en esta potenciación de la orientación al cliente externo se ha diseñado una acción formativa denominada "El valor del Cliente", en búsqueda de la excelencia del servicio. Este es un programa clave para el reforzar la mentalidad en cada uno de los colectivos de las diferentes unidades de negocio, con el que se pretende generar un valor añadido gracias al servicio y a la atención personalizada, aspectos fundamentales de la gestión comercial en nuestras tiendas.

A través del entrenamiento teórico-práctico, se ha influido en los colectivos de supervisores, gerentes de tiendas, encargados comerciales, siendo estos últimos los responsables de difundir en toda la plantilla base (repartidores y auxiliares) esta cultura de orientación al cliente. Las acciones formativas del programa el Valor del Cliente han sido impartidas a un total de 500 personas pertenecientes a equipos gerentes de tiendas.

Como continuación de este programa, se organizan mensualmente y de forma continua, unas jornadas de seguimiento con encargados comerciales de las tiendas y el departamento de marketing, lo que asegura que las estrategias comerciales se apliquen de forma adecuada en el punto de contacto directo con el cliente y sirve a su vez, como herramienta de intercambio y de retroalimentación entre los equipos de las tiendas y el departamento de marketing.

Adicionalmente y para reforzar esta orientación al cliente se ha reformulado el sistema retributivo

our organisation. 22 employment offices have been implemented, with their corresponding managers, all over Spain, giving support to the different business units grouped together by supervision areas.

ORIENTATION TO THE EXTERNAL / INTERNAL CLIENT

One of the fundamental targets of 2003 was the promotion throughout the organisation of a clear orientation towards the external client (satisfaction of requirements and expectations) and the internal client (outlets and factories). In order to do this, a series of specially designed programmes has been put into practice and it is worth mentioning that both in the initial training of new employees and in the development and promotion plans, this concept is being particularly worked on.

As an essential point of this promotion of the orientation towards the external client, a training action called "Client Value" has been designed, in the search for the excellence of the service. This is a key programme to strengthen the mentality in each of the groups of the different business units, with which an added value is trying to be generated thanks to the service and to the personal attention, essential aspects of the commercial management in our outlets.

Using theoretical-practical training, influence has been passed on to the groups of supervisors, outlet managements, outlet commercial managers, the latter being responsible for spreading this orientation towards the client culture to all the basic staff (delivery personnel and assistants). The training actions in the Value of the Client programme have been given to a total of 500 people belonging to the management teams.

As a follow on to this programme, monthly and continuously, some follow up days are organised with commercial managers of the outlets and the marketing department, which ensures that the commercial strategies are applied in a suitable way at the direct contact point with the client and in turn they may be used as an exchange and feed back tool between the teams in the outlets and the marketing department.

In addition to this and to strengthen this orientation towards the client, the variable


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variable de los encargados comerciales de las tiendas, dando un mayor peso y rediseñando los indicadores relacionados con los objetivos comerciales, la satisfacción del cliente y la calidad del servicio.

En paralelo, durante el año 2003 se ha seguido impulsando en los servicios centrales la cultura de orientación al cliente final a través del servicio al cliente interno, dando así continuidad al proyecto "Como Motos" lanzado en el año 2002. Se han puesto en marcha los diferentes planes de acción de mejora identificados y acordados en los grupos de trabajo creados en cada departamento y se ha medido y valorado la evolución de la percepción de servicio de nuestros clientes internos, tiendas y fábricas, a través de la realización de la encuesta anual de satisfacción del Cliente Interno.



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Adicionalmente, se han puesto en marcha una serie de planes y programas para potenciar en toda la organización, una clara orientación al cliente externo (satisfacción de necesidades y expectativas) e interno (empleados). Tanto en la formación inicial de los nuevos empleados como en los programas de desarrollo y promoción se trabaja de manera especial dicho concepto.



Como proyecto paralelo a esta nueva forma de gestión comercial y relación con nuestros clientes, se ha hecho un esfuerzo especial en formación sobre herramientas CRM. Tras la primera fase de acercamiento a este sistema, se inicia un plan integral formativo para el entrenamiento en las posibles aplicaciones de dicha herramienta. Este programa ha sido impartido a 450 personas de nuestros equipos gerentes de tiendas.

Distribución porcentual de formación según participantes en las distintas áreas formativas.

payment system of the commercial managers of the outlets has been reformulated, giving greater weight to client satisfaction and service quality and redesigning the indicators related to commercial targets.

Parallel to this, during 2003 the orientation towards the end client culture has continued to be emphasised through the internal client service, giving continuity to the project "Like Motorbikes" launched in 2002. The different improvement action plans have been started up, identified and agreed upon in the work groups created in each department and the evolution of the perception of our internal clients, outlets and factories has been measured and evaluated, using the annual Internal Client satisfaction survey.

A series of plans and programmes have also been started up to promote throughout the organisation, a clear orientation towards the external client (satisfaction of requirements and expectations) and internal client (employees). This concept is being particularly worked both in the initial training of the new employees and in the development and promotion programmes.

As a simultaneous project to this new commercial management format and relationship with our clients, a special effort has been made in training on CRM tools. After the first phase of approach to this system, an integral training plan has been started for the instruction in the possible applications of this tool. This programme has been given to 450 people in our outlet manager teams.

Percentage distribution of training according to participants in the different training areas.



4,3%
9,2%
21,8%
20,1%
2,2%
42,4%
Planes de acogida y formación inicial
Welcome plans and initial training
Mejora de la gestión y dirección de equipos
Improvement in the management and supervision of teams
Nuevos proyectos e innovación
New projects and innovation
Calidad alimentaria y prevención de riesgos
Food quality and risk prevention
Mejora de la especialización profesional
Improvement in professional specilaisation
Nuevas tecnologías
New technologies

Distribución porcentual de formación según participantes de las diferentes áreas de negocio.

Percentage distribution of training according to participants from the different business areas.


10,6%
4,9%
84,5%
Operaciones Operations
Servicios Centrales Headquarters
Fábricas Factories

FIDELIZACION Y COMPROMISO DEL EQUIPO HUMANO

PLANES DE DESARROLLO BASADOS EN COMPETENCIAS Y PLANES DE ACCIÓN PERSONALIZADOS

Durante el 2003, se ha revisado y actualizado el plan de desarrollo en el área de operaciones con el objetivo de hacerlo más atractivo, dando más recorrido y contenido a cada puesto.

Para apoyar este plan de desarrollo y asegurar la objetividad en los criterios de valoración de desempeño y movilidad de los empleados de un puesto a otro, se ha trabajado en varias líneas:

- En primer lugar, se han ajustado los perfiles de funciones y competencias de los puestos a las necesidades actuales del negocio.

- En segundo lugar, se han revisado e incorporado herramientas que nos permitan disponer de información, lo más objetiva posible, para la toma de decisiones. En el ámbito de la evaluación y seguimiento del desempeño, se han unificado criterios para valorar la aportación que cada empleado hace en su puesto, identificando puntos fuertes y débiles, con el objetivo de establecer planes de acción para el desarrollo de los empleados y del desempeño de sus funciones.

  Adicionalmente y de cara a identificar a los empleados mejores en su puesto y su potencial, se ha incorporado una nueva herramienta informática (PRESCOM), que enfrenta al evaluado con distintas situaciones que permiten medir las cualidades

LOYALTY AND COMMITMENT OF THE PERSONNEL

DEVELOPMENT PLANS BASED ON SKILLS AND PERSONALISED ACTION PLANS.

During 2003, the development plan in the operations area has been reviewed and up dated to make it more attractive, giving more range and content to each job.

To back this development plan and to ensure the objectivity of the valuation criteria of work and mobility of the employees from one job to another, various lines have been worked on:

- In the first place, the profiles of the functions and scope of the jobs have been adjusted to the business' current requirements.

- In the second place, they have been reviewed and tools have been incorporated that allow us to have information available, the most objective possible, for decision making. Within the field of evaluation and follow up of the work, criteria have been united to evaluate the contribution that each employee makes in his or her job, identifying strong and weak points, with the aim of establishing action plans for the development of the employees and the carrying out of their functions.

  In addition to this, and in view of identifying the best employees at their jobs and their potential, a new computing tool has been incorporated (PRESCOM), which challenges the person being evaluated with different situations that allow the required qualities

exigidas según el perfil necesario y que complementa la valoración e información del nivel de competencias, ayudándonos a agilizar los procesos de selección y promoción, y a orientar aún más el plan de desarrollo.

- La tercera vertiente de actuación ha sido ayudar a los responsables en el desarrollo de sus colaboradores, diseñando e implementado guías de desarrollo por puestos tipo, y estableciendo planes de trabajo personalizados, apoyados en el seguimiento por Recursos Humanos.

SISTEMA DE PUNTOS

El sistema de puntos es un programa de fidelización cuyos beneficiarios son los repartidores, auxiliares de tienda y cuponeadores de nuestras tiendas y que consiste en la acumulación de puntos en función de unos criterios directamente ligados con sus tareas diarias y que pueden posteriormente canjearse por atractivos regalos.

El objetivo de este sistema es conseguir una mayor satisfacción del personal con repercusión directa en menores índices de rotación.

CONCURSO DE GESTIÓN

Los beneficiarios del concurso de gestión son los equipos gerentes de las tiendas y su objetivo es premiar trimestralmente a las 10 mejores tiendas de España por su gestión en una serie de áreas fundamentales para el desarrollo de la actividad del establecimiento.

Este concurso ha conseguido motivar e involucrar al equipo gerente de las tiendas mejorando la gestión de aspectos básicos del establecimiento tales como el producto, la imagen y el nivel de plantilla adecuada para ofrecer un buen servicio.

IMPORTANCIA DEL FRANQUICIADO: SERVICIO AL FRANQUICIADO

En el año 2001, Telepizza realizó un cambio en la estructura de operaciones, creando un puesto exclusivo para la sección de franquicias,

to be measured according to the necessary profile and that complement the valuation and information of the degree of competences, helping us to make the selection and promotion processes more flexible and to guide the development plan even more.

- The third aspect was to help the people in charge in the development of their collaborators, designing and implementing development guides for standard jobs and establishing personalised work plans, backed by the follow up of Human Resources.

POINTS SYSTEM

The points system is a loyalty programme for the delivery personnel, outlet assistants and door to door mailing personnel from out outlets and that consists of the accumulation of points in terms of some criteria that are directly linked to their daily tasks and that can subsequently be exchanged for attractive gifts.

The aim of this system is to obtain a greater satisfaction of the personnel with direct repercussions on lower personnel turnover rates.

MANAGEMENT COMPETITION

The beneficiaries of the management competition are the management teams in the outlets and the aim is to award prizes to the top ten outlets in Spain for their management in a series of areas that are essential for the development of the outlet's activity every quarter.

This competition has managed to motivate and involve the management team of the outlets improving the management of basic aspects of the outlet such as the product, the image and the degree of suitable staff to offer a good service.

IMPORTANCE OF THE FRANCHISEE: FRANCHISEE SERVICE

In 2001, Telepizza made a change in the operating structure, creating an exclusive job for the franchise section, called franchise consultant.

denominado consultor de franquicias. A partir de ese momento, el departamento de recursos humanos ha organizado una serie de acciones formativas específicas para potenciar las funciones y responsabilidades de este puesto.

From this moment onwards, the human resources department has organised a series of specific training actions to promote the functions and responsibilities of this job.

Adicionalmente, durante 2003 se ha completado el programa de incorporación de nuevos franquiciados, intercalando la metodología de aprendizaje "formación en el puesto de trabajo" que se imparte en las tiendas escuela, por profesionales seleccionados por su conocimiento del negocio y experiencia, y "formación en aula" curso de conocimientos de gestión del negocio. Durante todo el proceso de entrenamiento se realiza un seguimiento personalizado para valorar el progreso del futuro gerente franquiciado.

Additionally, in 2003 the new franchisees incorporation programme was completed, interleaving the apprenticeship methodology "on the job training" that is given in the school outlets, by professionals selected for their knowledge of the business and experience, and "classroom training", a course on business management knowledge. During the entire training process a personalised monitoring is carried out to evaluate the progress of the future franchisee manager.

Posteriormente, el área de formación realiza un apoyo formativo en la apertura de la tienda franquiciada, con el objetivo de perfeccionar la formación de la plantilla base, y transmitirles la experiencia necesaria a través del apoyo de formadores especializados, en los días de mayor producción posterior a la apertura.

Subsequently, the training area carries out a training back up on the opening of the franchised outlet, to perfect the training of the base staff and to transmit them the necessary experience through the support of specialist instructors, on the days of greatest production after the opening.

Asimismo, y para asegurar que en las tiendas franquiciadas se desarrolla la misma gestión comercial que en las tiendas propias, se ha impartido la acción formativa del "Valor del cliente" a un total de 60 gerentes de franquicias, proceso que continuará en el año 2004.

Likewise, and to ensure that in the franchised outlets the same commercial management is developed as in the own outlets, the training action of the "Value of the client" has been given to a total of 60 franchise managers, a process that will continue in the year 2004.


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Análisis de los Estados Financieros Consolidados

Balance de Situación Consolidado (a 31 de Diciembre) (en millones de euros) Consolidated Balance Sheets (at 31 December) (in millions of euros)

ACTIVO ASSETS	2003	2002	2001
Inmovilizado Fixed assets	**155,168**	**158,597**	**193,941**
Gastos de establecimiento Establishment costs	1,643	1,614	2,454
Inmovilizado Inmaterial Intangible assets	22,350	21,487	18,788
Inmovilizado Material Tangible assets	89,297	103,219	133,496
Inmovilizado Financiero Investments	31,886	18,247	13,293
Deudores por operaciones de tráfico a largo plazo Long terms trade debtors	1,130	8,198	12,381
Acciones de la Sociedad Dominante Parent company shares	8,862	5,832	13,529
Fondo de Comercio de Consolidación Goodwill on consolidation	**18,304**	**23,069**	**24,212**
Gastos a distribuir en varios ejercicios Deferred expenses	**0,453**	**0,544**	**0,715**
Activo Circulante Current assets	**57,720**	**83,080**	**71,794**
Existencias Stock	10,329	10,892	12,137
Deudores Debtors	32,885	56,994	49,025
Inversiones Financieras Temporales Short-term investments	2,464	8,308	3,463
Tesorería Cash in hand and at banks	9,899	5,631	5,382
Ajustes por periodificación Prepayments	2,143	1,255	1,787
TOTAL ACTIVO TOTAL ASSETS	**231,645**	**265,290**	**290,662**

PASIVO SHAREHOLDER'S EQUITY AND LIABILITIES	2003	2002	2001
Fondos Propios Shareholders' equity	**60,447**	**83,110**	**93,117**
Capital suscrito Share capital	6,708	6,708	6,708
Reservas Reserves	67,372	70,992	81,281
Resultado del ejercicio atribuible a la Sociedad Dominante Results for the year attributable to Parent Company	-13,633	5,410	5,128
Socios Externos Minority interests	**1,548**	**2,813**	**2,530**
Diferencia negativa de Consolidación Negative Consolidation Differences	**0,000**	**0,408**	**0,408**
Ingresos a distribuir en varios ejercicios Deferred income	**4,976**	**5,672**	**0,812**
Provisiones para riesgos y gastos Provisions for liabilities and charges	**5,660**	**7,798**	**2,858**
Acreedores a L/P Long-term creditors	**26,004**	**47,937**	**68,499**
Deudas con Entidades de Crédito Amounts owed to credit institutions	24,237	47,004	67,098
Otros Others	1,767	0,933	1,401
Acreedores a C/P Current liabilities	**133,010**	**117,552**	**122,438**
Deudas con Entidades de Crédito Amounts owed to credit institutions	75,805	62,807	72,716
Otros Others	57,205	54,745	49,722
TOTAL PASIVO TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**231,645**	**265,290**	**290,662**

Las cuentas del 2003 recogen el final del proceso de saneamiento y reestructuración del Grupo, junto a una disminución significativa de su endeudamiento.

The accounts for 2003 show the end of the Group's reorganisation and restructuring process, together with a significant decrease in its indebtedness.

ANÁLISIS DE BALANCE

El balance del Grupo Telepizza para el ejercicio 2003 en comparación con 2002 refleja principalmente dos acontecimientos que se han producido a lo largo del año; por una parte, la discontinuidad de la actividad en México y Francia y por otra, la reducción de la deuda del Grupo.

El descenso en el inmovilizado material se debe principalmente a las bajas que se han producido en esta partida en el Grupo Telepizza México y que se ha visto compensado, tan solo en parte, por las inversiones en la nueva fábrica en Daganzo, inversiones en el cambio de imagen y en la nueva sede social.

Las inmovilizaciones financieras a largo plazo se han incrementado durante este ejercicio por el reconocimiento por parte de la sociedad matriz Tele Pizza, S.A. del crédito fiscal surgido, fruto del cese de las operaciones en México y Francia.

La actividad del Grupo genera un fondo de maniobra negativo propio de su actividad, al cobrar al consumidor al contado y pagar tanto a proveedores como a acreedores a plazo.

La variación producida en los deudores entre los años 2002 y 2003 son fruto principalmente de las provisiones realizadas en México y Francia por las deudas que tenían los masterfranquiciados con la filial de cada país. A este hecho hay que añadir la reducción en deudores comerciales por la mejora en la gestión de cobro a los franquiciados de la Compañía.

Igualmente, la reducción en inversiones financieras temporales en 2003 se ha debido principalmente a la mencionada reestructuración del área internacional.

ANALYSIS OF BALANCE SHEET

The Telepizza Group's balance sheet for the financial year 2003, compared to that of 2002 mainly shows two events that have occurred over the year; on the one hand, the closing down of activities in Mexico and France and on the other hand, the reduction in the Group's indebtedness.

The drop in the tangible assets is mainly due to the withdrawals that have occurred to this entry in the Telepizza Mexico Group and that have been compensated, only in part, by the investments in the new factory in Daganzo, investments in the change of the image and in the new head offices.

The long term financial assets have increased during this financial year due to the acknowledgement by the parent company, Tele Pizza, S.A. of the fiscal credit that arose due to the results owing to the closing down of the operations in Mexico and France.

The Group's activity generates its own negative working capital for its activity, as it charges the consumers in cash and both suppliers and creditors receive deferred payment.

The variation that has occurred in debtors between 2002 and 2003 are mainly the result of the provisions made in Mexico and France for the debts that the master franchisees had with the subsidiary in each country. The reduction in trade debtors due to the improvement in the payment management from the Company's franchisees must be added to this fact.

Likewise, the reduction in temporary financial investments in 2003 has mainly been due to the aforementioned restructuring of the international area.

Evolución del Endeudamiento del Grupo Telepizza (en millones de euros) Evolution of the Telepizza Group´s Debt (in millions of euros)

	31-12-2003	31-12-2002	31-12-2001
Endeudamiento Financiero Neto Net Financial Indebtedness			
Endeudamiento Financiero LP LT Financial Indebtedness	24,24	47,00	67,10
Endeudamiento Financiero CP ST Financial Indebtedness	75,81	62,81	72,72
Total Endeudamiento Financiero Total Financial Indebtedness	**100,04**	**109,81**	**139,81**
Disponible Cash in hand and at banks	9,90	5,63	5,38
Endeudamiento Financiero Neto Net Financial Indebtedeness	**90,14**	**104,18**	**134,43**
Endeudamiento No Financiero Non-Financial Debt			
Acreedores a LP LT Creditors	1,77	0,93	1,40
Acreedores comerciales a CP ST Trade Creditors	42,29	41,70	34,05
Otras deudas no comercialesa CP Other ST Non-Trade Creditors	14,91	13,04	15,67
Endeudamiento no Financiero Non-Financial Debt	**58,97**	**55,68**	**51,12**
Ratios Ratios			
Endeudamiento Financiero LP / Recursos propios LT Financial indebtedness / Equity	0,40	0,57	0,72
Endeudamiento Financiero neto / Recursos Propios Net Financial indebtedness / Equity	1,49	1,25	1,44
Endeudamiento Financiero neto / Capitalización Bursátil Net Financial indebtedness / Stock Exchange Capitalisation	0,33	0,62	0,35
EBITDA / Gastos Financieros EBITDA / Financial Expenses	7,19	7,93	6,96
Endeudamiento Financiero CP / Deudas Totales ST Financial indebtedness / Total Debts	0,48	0,38	0,38
Endeudamiento Financiero Neto / BAIIA Net Financial Indebtedness / EBITDA	1,83	1,89	2,53

El endeudamiento financiero neto se sitúa en 90,14 millones de euros reduciéndose en un 13,5% respecto al año 2002 debido principalmente a la disminución del préstamo sindicado que tiene la Compañía.

The net financial indebtedness is located at 90.14 million euros, having been reduced by 13.5% with respect to the year 2002, mainly owing to the decrease in the syndicated loan the Company has.

Cuenta de Pérdidas y Ganancias Consolidada (a 31 de Diciembre) (en millones de euros)
Consolidated Profit and Loss Account (at 31 December) (in millions of euros)

	2003		2002		Δ%	2001	
Ventas Netas Net Sales	272,967	100,0%	285,377	100,0%	-4,3%	328,216	100,0%
Otros ingresos de explotación Other Operating Income	18,055	6,6%	15,739	5,5%	14,7%	14,636	4,5%
TOTAL INGRESOS DE EXPLOTACIÓN TOTAL OPERATING INCOME	**291,022**	**106,6%**	**301,116**	**105,5%**	**-3,4%**	**342,852**	**104,5%**
Aprovisionamientos Materials consumed	-77,444	-28,4%	-80,546	-28,2%	-3,9%	-92,108	-28,1%
MARGEN BRUTO GROSS MARGIN	**213,578**	**78,2%**	**220,570**	**77,3%**	**-3,2%**	**250,744**	**76,4%**
Personal Personnel Expenses	-90,319	-33,1%	-91,847	-32,2%	-1,7%	-109,980	-33,5%
Otros gastos de explotación Other Operating Expenses	-73,956	-27,1%	-73,600	-25,8%	0,5%	-87,601	-26,7%
BAIIA EBITDA	**49,303**	**18,1%**	**55,123**	**19,3%**	**-10,6%**	**53,163**	**16,2%**
Amortizaciones Amortization and Depreciation	-19,018	-7,0%	-20,022	-7,0%	-5,0%	-20,436	-6,2%
RESULTADO DE EXPLOTACIÓN OPERATING RESULTS	**30,285**	**11,1%**	**35,101**	**12,3%**	**-13,7%**	**32,727**	**10,0%**
RESULTADO FINANCIERO NET FINANCIAL RESULTS	-4,435	-1,6%	-5,661	-2,0%	-21,7%	-4,678	-1,4%
Amortización Fondo de Comercio de Consolidación Amortization of goodwill on consolidation	-1,413	-0,5%	-1,492	-0,5%	-5,3%	-1,496	-0,5%
Participación en resultado de sociedades puestas en equivalencia Share in results of equity accounted companies	-0,048	0,0%	-0,259	-0,1%	-81,5%	-2,338	-0,7%
RESULTADO DE ACTIVIDADES ORDINARIAS RESULTS ON ORDINARY ACTIVITIES	**24,389**	**8,9%**	**27,689**	**9,7%**	**-11,9%**	**24,215**	**7,4%**
RESULTADO EXTRAORDINARIO EXTRAORDINARY RESULTS	-56,061	-20,5%	-19,279	-6,8%	190,8%	-18,785	-5,7%
RESULTADO CONSOLIDADO ANTES DE IMPUESTOS CONSOLIDATED RESULTS BEFORE INCOME TAX	**-31,672**	**-11,6%**	**8,410**	**2,9%**	**---**	**5,430**	**1,7%**
Impuesto sobre beneficio Income tax	18,258	6,7%	-2,045	-0,7%	---	-0,366	-0,1%
RESULTADO CONSOLIDADO DEL EJERCICIO CONSOLIDATED RESULTS FOR THE YEAR	**-13,414**	**-4,9%**	**6,365**	**2,2%**	**---**	**5,064**	**1,5%**
Resultado atribuible a socios externos Results allocated to minority interests	-0,219	-0,1%	-0,955	-0,3%	-77,1%	0,064	0,0%
RESULTADO ATRIBUIDO A LA SOCIEDAD DOMINANTE RESULTS ALLOCATED TO THE PARENT COMPANY	**-13,633**	**-5,0%**	**5,410**	**1,9%**	**---**	**5,128**	**1,6%**

ANÁLISIS DE LA CUENTA DE RESULTADOS

El ejercicio 2003 ha sido el año en el que se ha finalizado el proceso de reestructuración de la Compañía, que ha durado tres años.

Los ingresos totales de explotación han disminuido respecto a 2002 un 3,4%, esta variación se ha debido principalmente a la menor actividad franquiciadora, por un menor número de tiendas propias traspasadas a franquicias durante 2003, a la reducción del parque de tiendas propias por su conversión a franquicias durante 2002, al salir la venta de esas tiendas reconvertidas en franquicias del perímetro de consolidación, y por la optimización del parque de tiendas con el cierre de establecimientos económicamente no rentables.

En el mismo sentido, la evolución del margen bruto de explotación del Grupo de 2003 sobre 2002 se debe principalmente a una caída de dicho margen en España ocasionado por una menor actividad franquiciadora en los términos antes explicados.

El BAIIA, Resultado Bruto de Explotación del Grupo, se ha situado en 49,30 millones de euros al cierre de 2003, lo que supone un descenso en relación con el ejercicio anterior de un -10,6%. Los factores que han influido en esta comparativa han sido:

- Principalmente, el efecto arriba indicado de los menores ingresos de la actividad franquiciadora.

- La puesta en marcha de la nueva fábrica y plataforma logística inaugurada en el primer trimestre de 2003: durante este ejercicio no ha operado en términos de costes a su nivel de eficiencia óptima, debido a que no se han alcanzado los niveles adecuados de rendimiento del proceso productivo y del personal que opera en el centro industrial, esperando alcanzar este nivel en 2004.

- No alquiler de los metros cuadrados desocupados del edificio donde se encuentra la sede social, debido a la paralización del mercado de alquiler de oficinas.

- Adicionalmente, la comparativa se ha visto afectada por proyectos que no tendrán una continuidad en 2004 y que han contribuido de forma

ANALYSIS OF THE PROFIT AND LOSS ACCOUNT

The Company's restructuring process finished during the financial year 2003, after three years of work.

The total operating income has decreased by 3.4% with respect to 2002. This variation was mainly due to the lower franchising activity, to a lower number of own outlets transferred to franchises during 2003, to the reduction in the amount of own outlets due to their conversion to franchises during 2002, as the sale of these outlets reconverted into franchises is no longer included within the consolidation scope and due to the optimisation of the park of outlets with the closing of establishments that were not economically feasible.

In the same way, the evolution of the Group's gross operating margin for 2003 over 2002 is mainly due to a fall in the aforementioned margin in Spain caused by lower franchise activities in the terms explained above.

The EBTIDA, was placed at 49.30 million euros at the close of 2003, which means a drop in relation to the previous financial exercise of -10.6%. The factors that have affected this comparison were:

- Mainly, the abovementioned effect of the lower income from the franchise activity.

-The start up of the new factory and logistics platform, opened in the first quarter of 2003: during this financial year it has not been operating at top cost efficiency, due to the fact that appropriate product yield levels and yield levels for staff working in the factory have not yet been reached . This level is expected to be reached in 2004.

- The inability to rent the empty square metres in the building where the head offices are, due to the paralysis of the office space rental market.

- In addition to this, the comparison has been affected by projects that will not be continued in 2004 and that have contributed in a more

más negativa en 2003 que en 2002 como son; Francia, México y La Piazza.

Este año se ha producido una bajada de los gastos financieros del 21,7% debido al descenso de la deuda financiera neta que ha pasado de 104,18 millones de euros en diciembre de 2002 a 90,14 millones de euros en diciembre de 2003 lo que supone una reducción del 13,5%.

Consecuencia de la conclusión de la reestructuración de la Compañía, en el ejercicio 2003 se han originado unos resultados extraordinarios de -56,06 millones de euros que corresponden principalmente a la baja de activos de las inversiones en Francia y México, originadas por la decisión de discontinuar las operaciones en ambos países y en menor medida a algunos cierres de tiendas en España que no tenían sentido económico.

Se ha generado un gasto por impuesto positivo debido al crédito fiscal registrado, fruto principalmente del cese de las operaciones en Francia y México anteriormente comentado.

Los resultados extraordinarios han situado el resultado neto del grupo consolidado en -13,63 millones de euros.

negative way in 2003 than in 2002, such as France, Mexico and La Piazza.

This year has seen a drop in financial expenses of 21.7% due to the drop in the net financial debt that has moved from 104.18 million euros in December 2002 to 90.14 million euros in December 2003, which means a reduction of 13.5%.

As a result of the conclusion of the Company's restructuring process, in 2003 there have been some extraordinary results of –56.06 million euros corresponding mainly to the write off of assets from the investments in France and Mexico, caused by the decision to stop the operations in both countries and to a lesser extent to some outlet closures in Spain that were not economically feasible.

A positive tax expense due to the fiscal credit registered has been generated, mainly as a result of the previously mentioned stopping of the operations in France and Mexico.

The extraordinary results have put the consolidated Group's results at –13.63 million euros.

Estado de Cash Flow (en millones de euros) Cash Flow Statement (in millions of euros)

	2003	2002	2001
CASH FLOW POR INVERSIÓN **CASH FLOW FOR INVESTMENT**			
Inmovilizado material Tangible fixed assets	-24,18	-30,37	-29,75
Inmovilizado inmaterial Intangible fixed assets	-1,01	-6,01	-2,30
Inmovilizado financiero Financial fixed assets	-45,16	-8,33	-11,10
Desinversiones Divestments	10,21	44,42	17,47
Deudores a largo plazo Long term debtors	7,07	4,18	-12,38
Diferencias de conversión Exchange rate differences	-9,31	-17,17	2,22
Variación de otros pasivos a largo plazo Variation in other liabilities in the long term	-0,27	4,40	-0,74
Variación en socios externos Variation in minority interests	-1,48	-0,67	-0,43
Otros Others	-3,42	-2,84	-2,66
	-67,57	**-12,39**	**-39,67**
CASH FLOW POR OPERACIONES **CASH FLOW FOR OPERATIONS**			
Resultado Results	-13,63	5,41	5,13
Amortizaciones Amortizations and depreciations	20,43	21,51	21,93
Provisiones Provisions	34,30	8,50	-0,95
Minoritarios Minority interests	0,22	0,96	-0,06
Baja o enajenación de activos Write off or transfer of assets	11,23	4,58	5,14
Acciones propias Own shares	-3,03	7,70	6,03
	49,51	**48,66**	**37,22**
Variación del fondo de maniobra Variation in the working capital	32,09	-6,01	-0,33
CASH FLOW POR ACTIVIDADES DE FINANCIACIÓN **CASH FLOW FOR FINANCING ACTIVITIES**			
Variación del endeudamiento Variation in indebtedness	-9,77	-30,00	2,29
Tesorería **Cash flow**	**4,27**	**0,25**	**-0,50**

ANÁLISIS DEL CASH FLOW

El cash flow del grupo Telepizza para el ejercicio 2003 en comparación con el de 2002 refleja, al igual que el balance, principalmente dos acontecimientos que se han producido a lo largo del año: la descontinuación de la actividad en México y Francia y la reducción de la deuda del Grupo.

En cuanto al cash flow por inversión recoge en las inversiones en inmovilizado material e inmaterial, las realizadas en los años 2002 y 2003 en las inversiones en la nueva fabrica y centro logístico en Daganzo (Madrid), el cambio de imagen de marca realizado en el año 2003, la modernización tecnológica de la Compañía referida a los sistemas de información, la inversión realizada en el edificio de la nueva sede social con posterior venta en el año 2002, destacando por último, la inversión en mantenimiento propia del negocio así como la apertura de tiendas de cada año.

Respecto a las variaciones en inmovilizado financiero destaca por su cuantía el año 2003, derivado del proceso de cese de actividad en México y Francia.

En lo que se refiere a la variación del fondo de maniobra operativo del año 2003 por comparación con el 2002, destaca la variación desde -6,01 millones de euros en 2002 hasta 32,09 millones en 2003 debida a la reducción de las inversiones financieras temporales y al descenso en la cifra de deudores, ambos factores relacionados con el cierre de las actividades en Francia y México.

En cuanto al cash flow por actividades de financiación destaca la reducción de la deuda a largo plazo desde el año 2002 al 2003 por la amortización del préstamo sindicado.

ANALYSIS OF THE CASH FLOW

The Telepizza Group's cash flow for the 2003 financial year in comparison with that of 2002 reflects, as does the balance sheet, mainly the two events that have occurred over the year: the discontinuation of the activity in Mexico and France and the reduction in the Group's debt.

Regarding the cash flow for investment, referring to investments in tangible and intangible fixed assets, it shows those made in the years 2002 and 2003 in the new factory and logistics centre in Daganzo (Madrid), the change of image of the brand name made in the year 2003, the investment made in the Company's technological modernisation referring to the computing systems, the investment made in the building of the new head offices with subsequent sale in 2002, and finally emphasising the investment in the actual maintenance of the business as well as the opening of outlets every year.

With respect to the variations in the financial assets, the one derived from the discontinuation of activity in Mexico and France in 2003 stands out, due to the amount involved.

Referring to the variation in the operational working capital for 2003 in comparison with 2002, the variation from -6.01 million euros in 2002 to 32.09 million in 2003, owing to the reduction in the temporary financial investments and to the drop in the debtors' figure stands out, both factors related to the closing down of the activities in France and Mexico.

Regarding the cash flow for financing activities, the reduction in the long-term indebtedness from the year 2002 to 2003 due to the amortization of the syndicated is worth mentioning.

Evolución Bursátil de Telepizza

CONTEXTO BURSÁTIL

El año 2003 ha supuesto una ruptura del ciclo bajista de los mercados internacionales de valores, después de tres años consecutivos de caídas.

Los mercados bursátiles se han visto afectados por una serie de factores geopolíticos marcados por el conflicto en Irak y por factores económicos, especialmente por la mejora en las perspectivas de crecimiento de la economía mundial, sobre todo la estadounidense.

En la trayectoria anual de las bolsas, se pueden identificar dos etapas diferenciadas; en los primeros meses del año, los mercados muestran una tendencia bajista, influenciados principalmente, por la incertidumbre del conflicto en Irak; a finales del mes de marzo, con el inicio de la guerra se rompe el ciclo bajista y los mercados centran su atención en el entorno económico alentado principalmente por el crecimiento de la economía norteamericana.

En este contexto el IBEX 35 se ha situado a finales de 2003 en el nivel de los 7.737,20 puntos, registrando una ganancia anual de un 28,2% y el IGBM ha experimentado una revalorización de un 27,4%. El comportamiento de la bolsa española ha destacado positivamente; en Europa, solo la bolsa alemana se ha situado por encima en términos de revalorización.

STOCK MARKET CONTEXT

2003 has finally shown a halt in the bearish cycle of the international stock markets after three consecutive years of drops in prices.

The stock markets have been affected by a series of geo-political factors, marked by the conflict in Iraq and by economic factors, in particular by the improvement in the world economy growth outlook, and especially the American economy.

Two differentiated phases may be identified in the annual ups and downs of the stock exchanges: in the first months of the year, the markets show a bearish trend, influenced mainly by the uncertainty of the conflict in Iraq; at the end of the month of March, with the start of the war, the bearish cycle was broken and the markets concentrated their attention on the economic surroundings, spurred on mainly by the growth of the North American economy.

Within this context, at the close of 2003 the IBEX 35 was at the level of 7,737.20 points, registering an annual profit of 28.2% and the IGBM has been revalued by 27.4%. The Spanish stock exchange has behaved positively; only the German stock exchange in Europe registered a higher revaluation.

La acción Telepizza ha experimentado una revalorización anual del 64% y un incremento del volumen de contratación del 69% respecto a 2002.

Telepizza shares have had an annual revaluation of 64% and an increase in trading volume of 69% with respect to 2002.

LA ACCIÓN TELEPIZZA

La cotización bursátil de Telepizza ha logrado registrar una revalorización anual del 64,0%, superior en más de 36 puntos a la experimentada por el mercado español, y se ha situado a finales de 2003 en 1,23 euros.

Siguiendo la tendencia global, el mínimo anual se registró en los primeros meses del año, 0,73 euros en el mes de febrero y el máximo anual se alcanzó en el mes de septiembre, 1,52 euros.

Según datos de la Bolsa de Madrid, el precio medio ponderado de las acciones de Telepizza en el ejercicio 2003 ha sido de 1,21 euros. Se han negociado durante 250 días, con un volumen total de contratación anual de 382,62 millones de euros. El número de títulos negociados durante el año 2003 ha sido de 314.282.788, lo que supone una rotación

TELEPIZZA SHARES

Telepizza stock market prices managed to register an annual revaluation of 64.0%, over 36 points higher than the revaluation experienced by the Spanish market. Telepizza shares price was 1.23 euros at the end of 2003.

Following the worldwide trend, the annual minimum was registered in the first months of the year, 0.73 euros in February and the annual maximum was reached in the month of September, 1.52 euros.

According to the data from the Madrid Stock Exchange, the average measured price of Telepizza shares during the financial year 2003 was 1.21 euros. They have been traded for 250 days, with a total annual dealing of 382.62 million euros. The number of titles marketed during the year 2003 was 314,282,788, which means a rotation of the

del número total de acciones de la Compañía de 1,41 veces y un incremento de la liquidez del valor del 69,2% respecto a 2002.

A 31 de diciembre de 2003, el Capital Social de Tele Pizza, S.A. estaba constituido por 223.597.400 acciones al portador de 0,03 euros de valor nominal cada una. Todas las acciones gozan de iguales derechos políticos y económicos y están admitidas a cotización en las Bolsas de Madrid, Barcelona, Bilbao y Valencia y negociándose en el Mercado Continuo.

A 31 de diciembre de 2003 han vencido todos los Planes de Opciones sobre Acciones de los que eran beneficiarios algunos empleados del Grupo, así como Consejeros, sin que hayan sido ejercitadas dichas opciones debido al valor de la acción en el mercado (que ha estado por debajo del valor de la opción).

total number of shares in the Company of 1.41 times and an increase in the liquidity of the value of 69.2% with respect to 2002.

On the 31st of December 2003, the Capital Stock of Tele Pizza, S.A. was made up of 223,597,400 bearer shares of 0.03 euros nominal value each. All the shares bear the same political and financial rights and are admitted on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and being marketed on the Electronic Stock Market.

On the 31st of December 2003, all the stock options that some employees in the Group were entitled to, as well as Members of the Board, expired without these options having been used due to the value of the share on the market (which had been below the value of the option).

Resúmen de la evolución bursátil y ratios Summary of stock market performance and ratios

	2003	2002	2001
N° de acciones en circulación N° of shares	223.597.400	223.597.400	223.597.400
Contratación anual (millones de euros) Annual dealing (million euros)	382,62	228,26	871,76
Contratación anual (número de títulos) Annual dealing (number of shares)	314.282.788	185.736.075	371.696.778
N° de sesiones de negociación N° of trading sessions	250	250	250
Contratación media diaria (millones de euros) Average daily dealing (million euros)	1,53	0,91	3,49
Contratación media diaria (n° de títulos) Average daily dealing (N° of shares)	1.257.131	742.944	1.486.787
Cotización máxima Year high stock price	1,52	1,78	3,45
Cotización media Year average stock price	1,21	1,22	2,34
Cotización mínima Year low stock price	0,73	0,74	1,16
Cotización última Year closing stock price	1,23	0,75	1,74
Capitalización bursátil (millones de euros) Market capitalisation (million euros)	275,02	167,70	389,06
BAIIA por acción (datos en euros) EBITDA per share (figures in euros)	0,22	0,25	0,24
BPA ajustado (beneficio neto ajustado* / n° acciones) (datos en euros) Adjusted EPS (adjusted net profit */ n° shares) (figures in euros)	0,12	0,10	0,10
PER ajustado (cotización cierre / BPA ajustado*) Adjusted PER* (closing price / adjusted EPS*)	10,19	7,55	17,96

*Con el objetivo de homogeneizar y hacer comparable la información, se ha ajustado el beneficio neto del ejercicio con los extraordinarios netos del efecto fiscal

*In order to homogenise and make the information comparable, the financial year's net results have been adjusted by the extraordinary results net from the fiscal effect

A Junio 2003 y 2002 la estructura accionarial era la siguiente:

In June 2003 and 2002, the shareholder structure was the following:


Junio 2002 June 2002
16,2%
28,7%
55,1%
Minoristas
Individuals shareholders
Institucionales Españoles
Insitutional shareholders based in Spain
Institucionales Extranjeros
Institutional shareholders based abroad


Junio 2003 June 2003
9,5%
32,6%
57,9%
Minoristas
Individuals shareholders
Institucionales Españoles
Insitutional shareholders based in Spain
Institucionales Extranjeros
Institutional shareholders based abroad

Evolución Comparativa con respecto al IBEX-35, IGBM e Índice Sectorial
Comparison with respect to the IBEX-35, IGBM and Sectorial Index 2003

Base 100 ajustada= 02-01-2003
Initial base value 100= 02-01-2003


210
190
170
150
130
110
90
70
Ene Jan
Feb Feb
Mar Mar
Abr Apr
May May
Jun Jun
Jul Jul
Ago Aug
Sep Sep
Oct Oct
Nov Nov
Dic Dec
Telepizza
Ibex35
IGBM
Indice sectorial
Sector index

DETALLE DE LOS TITULARES DIRECTOS E INDIRECTOS DE PARTICIPACIONES SIGNIFICATIVAS A LA FECHA DE CIERRE DEL EJERCICIO, EXCLUIDOS LOS CONSEJEROS.

En la medida en la que las acciones de TELE PIZZA, S.A. están representadas mediante anotaciones en cuenta y no existe, en su consecuencia, un registro de accionistas mantenido por la propia compañía, no es posible conocer con exactitud la estructura de propiedad de la misma si bien en cualquier caso, y de conformidad con la información existente, puede afirmarse que no existe ninguna persona física o jurídica que, directa o indirectamente, aislada o conjuntamente, pueda ejercer control sobre TELE PIZZA, S.A. en los términos establecidos en el Art. 4 de la Ley del Mercado de Valores.

Los titulares, directos o indirectos, de participaciones significativas (superiores al 5% del capital social de TELE PIZZA, S.A.) a 31 de Diciembre de 2003, excluidos los miembros del Consejo de Administración, eran los siguientes:

DETAIL OF THE DIRECT AND INDIRECT HOLDERS OF SIGNIFICANT PARTICIPATIONS ON THE DATE OF CLOSURE OF THE FINANCIAL YEAR, EXCLUDING THE BOARD MEMBERS.

Insofar as the shares in TELE PIZZA, S.A. are represented by notes on account and therefore there is no register of shareholders held by the company itself, it is not possible to discover with accuracy its property structure although, in any event and in accordance with the existing information, it may be affirmed that there is no individual or corporate body that, directly or indirectly, on its own or jointly, may exercise control over TELE PIZZA, S.A. in the terms established in Article 4 of the Law on the Securities Market.

The holders, direct or indirect of significant participations (above 5% of the capital stock of TELE PIZZA, S.A.) on the 31st of December 2003, excluding the members of the Board of Directors, were the following:

NIF o CIF FIN or FIC	Nombre o denominación social del accionista Name or Company Name of the Shareholder	Número de acciones directas Number of direct shares	Número de acciones indirectas Number of indirect shares	% Total sobre el capital social % Total of the capital stock
A-78071396	CARBAL, S.A.[1]	832.959	19.370.929 **(1)**	8,67%
	D. Javier Tallada García de la Fuente	-	11.629.145 **(2)**	5,201%

(1) CARBAL, S.A. a través de: (1) CARBAL, S.A. through:

NIF o CIF FIN or FIC	Nombre o denominación social del titular directo de la participación Name or Company Name of the direct holder of the participation	Número de acciones directas Number of direct shares	% sobre el capital social % Total of the capital stock
B-95041240	BITONCE, S.L.	18.537.970	8,29%
B-80061484	BETONICA 91, S.L.	832.959	0,38%

[1] CARBAL, S.A., BITONCE, S.L. y BETÓNICA 91, S.L. forman parte de un mismo grupo en el sentido del artículo 42 del Código de Comercio, ostentado CARBAL, S.A. la condición de sociedad dominante del mismo. A 31 de Diciembre de 2003, la participación directa e indirecta de CARBAL, S.A., junto con la participación de KENSAL, S.L. y ARCEBAL FAM, S.L. se imputaba a D. Pedro Ballvé Lantero, en virtud de un compromiso de ejercicio concertado de derechos de voto, referido en el apartado A.6 del Informe de Gobierno Corporativo 2003.

[1] CARBAL, S.A. BITONCE, S.L. A and BETONICA 91, S.L. form part of the same group as shown by article 42 of the Code of Commerce, CARBAL, S.A. holding the condition of parent company. On the 31st of December 2003, the direct and indirect participation of CARBAL, S.A., together with the participation of KENSAL, S.L. and ARCEBAL FAM, S.L. was attributed to Pedro Ballvé Lantero, in virtue of a commitment of concerted exercising of rights to vote, referred to in heading A.6 of the Report on Corporate Governance 2003.

(2) D. Javier Tallada García de la Fuente a través de : **(2) Javier Tallada Garcia de la Fuente through:**

NIF o CIF FIN or FIC	Nombre o denominación social del titular directo de la participación Name or Company Name of the direct holder of the participation	Número de acciones directas Number of direct shares	% sobre el capital social % Total of the capital stock
	RUSTRADUCTUS, S.L	11.629.145	5,201%

La única variación significativa en el accionariado de TELE PIZZA, S.A. durante 2003, fue la entrada en el accionariado de la sociedad RUSTRADUCTUS, S.L., quién adquirió su participación mediante compra de todas sus acciones en el mercado continuo.

The only significant variation in the shareholders of TELE PIZZA, S.A. during 2003 was the company RUSTRADUCTUS, S.L. becoming a shareholder. It acquired its participation by the purchase of all its shares on the electronic market.

MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN DE LA SOCIEDAD QUE POSEAN ACCIONES DE LA SOCIEDAD

MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS WHO HOLD SHARES IN THE COMPANY:

A 31 de Diciembre de 2003, la titularidad de acciones de TELE PIZZA, S.A. por parte de los miembros del Consejo de Administración de la Sociedad, es la que resulta del cuadro siguiente:

The table below indicates the ownership of the shares in TELE PIZZA, S.A. by the members of the Company's Board of Directors on the 31st of December 2003:

Consejeros Board Members	Participación directa Direct participation Porcentaje / Percentage	Acciones / Shares	Participación indirecta Indirect participation Porcentaje / Percentage	Acciones / Shares	Acciones representadas Represented shares Porcentaje / Percentage	Acciones / Shares	Total Acciones Total Shares Porcentaje / Percentage	Acciones / Shares
D. Pedro Ballvé Lantero	0,000%	0	0,000%	0	9,10%	20.367.176[2]	9,10%	20.367.176
D. José Carlos Olcese Santonja	0,000%	0	0,000%	0	0,000%	0	0,000%	0
D. Aldo Olcese Santonja	0,000%	0	0,000%	0	0,000%	0	0,000%	0
D. Fernando Zapater Marqués	0,001%	2.295	0,000%	0	0,000%	0	0,001%	2.295
D. Guillermo de la Dehesa Romero	0,000%	1	0,000%	0	0,000%	0	0,000%	1
D. Alfonso Martínez de Irujo Fitz-James Stuart	0,004%	10.110	0,002%	4.300[3]	0,000%	0	0,006%	14.410
D. Raniero Vanni D´Archifari	0,004%	10.000	0,000%	0	0,000%	0	0,004%	10.000
D. Joaquín Cayuela Verges	0,000%	0	0,003%	6.846[4]	0,000%	0	0,003%	6.846
D. Ignacio Cuesta Martín-Gil	0,000%	100	0,000%	0	4,89%	10.943.900[5]	4,89%	10.944.000
D. Javier Gaspar Pardo de Andrade	0,000%	100	0,000%	0	0,000%	0	0,000%	100
TOTAL TOTAL	**0,009%**	**22.606**	**0,005%**	**11.146**	**13,99%**	**31.311.076**	**14,004%**	**31.344.828**

[2] A 31 de diciembre de 2003, D. Pedro Ballvé Lantero representaba en el Consejo la participación accionarial, directa e indirecta de CARBAL, S.A. (19.370.929 acciones) referida en el apartado anterior, así como la participación directa de las sociedades ARCEBAL FAM, S.L. (498.122 acciones) y KENSAL, S.L. (titular de 498.121 acciones), en virtud del compromiso de ejercicio concertado de derechos de voto referido en el apartado A.6 del presente Informe.

[3] D. Alfonso Martínez de Irujo-Fitz James Stuart tiene su participación indirecta a través de Inversiones Princesa, S.A.

[4] D. Joaquín Cayuela Verges tiene su participación indirecta a través de las sociedades We Care, S.A. y D más D, S.A.

[5] D. Ignacio Cuesta Martin-Gil representa la participación accionarial correspondiente a la sociedad ATENTO SERVICIOS CORPORATIVOS S.A.U., sociedad perteneciente al Grupo TELEFÓNICA.

[2] On the 31st of December 2003, Pedro Ballvé Lantero represented on the Board the shareholder participation, direct and indirect of CARBAL, S.A. (19,370, 929 shares) referred to in the previous paragraph, as well as the direct participation of the companies ARCEBAL FAM, S.L. (498,122 shares) and KENSAL, S.L. (holder of 498,121 shares), in virtue of the commitment of concerted exercising of rights to vote referred to in heading A.6 of this Report.

[3] Alfonso Martínez de Irujo-Fitz James Stuart holds his indirect participation through Inversiones Princesa, S.A.

[4] Joaquín Cayuela Verges holds his indirect participation through the companies We Care, S.A. and D más D, S.A.

[5] Ignacio Cuesta Martin-Gil represents the share participation corresponding to the company ATENTO SERVICIOS CORPORATIVOS S.A.U., a company belonging to the TELEFÓNICA Group.

AUTOCARTERA

A 31 de diciembre de 2003, y sin perjuicio de lo que se especificará a continuación en relación con determinados derechos de la Sociedad ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L. (filial 100% de TELE PIZZA, S.A.), ni Tele Pizza, S.A. ni ninguna Sociedad del Grupo TELEPIZZA mantiene la titularidad de acciones de TELE PIZZA, S.A. ni derechos sobre las mismas, y por lo tanto, no existen derechos políticos ni económicos de autocartera.

Detalle de las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Durante el ejercicio 2003, las únicas operaciones que se han llevado a cabo por el Grupo TELEPIZZA en materia de autocartera han sido las operaciones de venta que se especifican a continuación:

OWN SHARES

On the 31st of December 2003, and without detriment to that specified below in relation to certain rights of the Company, ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L., (100% subsidiary of TELE PIZZA, S.A.), neither Tele Pizza S.A. nor any company in the TELEPIZZA Group hold ownership of shares in TELE PIZZA, S.A., nor hold any rights over them and therefore there are no political or economic rights for the owned shares.

Detail of the significant variations, in accordance with that set forth in the Royal Decree 377/1991, made during the financial year:

During the 2003 financial year, the only operations that have been carried out by the TELEPIZZA Group on the subject of own shares were the sale operations that are specified below:

Fecha de la operación operación de venta Date of the sale operation	Número de títulos vendidos Number of titles sold	Precio de venta por acción (en Euros) Sale price per share (in Euros)	Importe efectivo de venta Effective amount of sale	Acciones restantes tras operación de venta Remaining shares after sales operation	Beneficio Profit
SALDO INICIAL INITIAL BALANCES			**7.775.063 acciones** **7,775,063 shares**		
22/08/03	50.863	1,39	70.699,57	7.724.200	32.552,32
22/08/03	100.000	1,37	137.000,00	7.624.200	62.000,00
19/09/03	100.000	1,37	137.000,00	7.524.200	62.000,00
18/11/03	160.000	1,37	219.200,00	7.364.200	98.858,35
18/11/03	105.108	1,38	145.049,04	7.259.092	65.989,12
19/11/03	53.940	1,37	73.897,80	7.205.152	33.320,60
02/12/03	7.205.152	1,39	10.015.161,28	0	[6]0
SALDO FINAL END BALANCE	**7.775.063**	**1,39**	**10.798.007,69**	**0**	**354.720,39**

[6] A 31 de diciembre de 2003, ninguna sociedad del Grupo TELEPIZZA mantiene la titularidad de acciones de TELE PIZZA, S.A. y por lo tanto, no existen derechos políticos ni económicos procedentes de autocartera. Sin embargo, desde el punto de vista contable, se mantienen las acciones vendidas en el balance de la sociedad que tenga la obligación de recompra y la venta se registra como un préstamo a corto plazo garantizado por las acciones y, por tanto, no genera beneficio. Todo ello de acuerdo con la consulta número 7 del BOICAC número 6 de julio de 1991 sobre la forma de contabilizar una cesión temporal de activos financieros o adquisición de activos con pacto de retrocesión no opcional.

[6] On the 31st of December 2003, no company in the TELEPIZZA Group holds the ownership of any shares in TELE PIZZA, S.A. and therefore there are no political or economic rights coming from own shares. However, from the accounting point of view, the shares sold on the company's statement that have the repurchase obligation and the sales is registered as a short term loan guaranteed by the shares are maintained, and therefore, no profit is generated. All of this in accordance with query number 7 of the BOICAC number 6 of July 1991 about the way to account for a temporary transfer of financial assets or the acquisition of assets with a non-optional reassignment pact.

Todas estas operaciones de venta se han realizado directamente en el mercado de valores, a excepción de la última, que forma parte de una operación de "repo" con el BANCO COOPERATIVO ESPAÑOL, S.A.; dicha operación de "repo" consistió en la venta de los títulos fuera de sesión, a un precio igual al del cierre de la misma, con la consiguiente y recíproca obligación de recompra de los mismos dentro de un determinado plazo.

All these sales operations have been carried out directly on the securities market, with the exception of the last one, which forms part of a "repo" operation with the BANCO COOPERATIVO ESPAÑOL, S.A.; this "repo" operation consisted of the sale of the deeds outside the session, at a price that was the same as that shown at the close of the session, with the consequent and reciprocal obligation of repurchase of them within a specific time period.

Perspectivas del Grupo Telepizza
Outlook for the Telepizza Group

El Grupo afronta el 2004 desde una situación de compañía líder, saneada, moderna, con bajas necesidades de inversiones futuras y generadora de flujos de caja libres.

The Group is looking towards 2004 from its leadership position, reorganised, modern, with low future investment requirements and free cash flow generators.

El año 2003 ha supuesto el fin de la reestructuración del Grupo y ha sido clave para el proceso de modernización de las áreas de negocio estratégicas de la Compañía.

Las expectativas para el ejercicio 2004 apuntan hacia una consolidación y aprovechamiento de las inversiones llevadas a cabo en ejercicios anteriores, reduciendo el nivel de las inversiones a realizar sobre todo en España.

ESPAÑA

Desde un punto de vista macroeconómico, el Fondo Monetario Internacional señala una previsión de crecimiento de la economía española en 2004 de un 2,8% y estima un mantenimiento de la tasa de inflación en torno al 2,7%.

El Grupo continuará en España con el desarrollo del plan industrial que mejorará la eficiencia de la fábrica y plataforma logística inaugurada en 2003. Además se implantará un programa de gestión avanzada de almacenes que incorpora un sistema de radiofrecuencia que permitirá un control sobre la trazabilidad de los productos desde el proveedor al almacén, mejorará y facilitará la operativa, garantizando la rotación óptima en función de caducidades, destinos, entre otras ventajas.

En cuanto al área de marketing se introducirán acciones que contribuyan a reforzar la imagen de marca y resaltar los momentos de consumo de Telepizza, con el objetivo de reforzar el vínculo con el consumidor. Se avanzará en la explotación de la base de datos y las herramientas CRM, que permitirán diseñar acciones de marketing adaptadas a las distintas tipologías de consumidores.

En paralelo, se terminará el cambio de imagen en todas las tiendas propias y gran parte de las franquicias.

Los esfuerzos en el área de operaciones y recursos humanos se centrarán en poner en marcha planes de acción que refuercen la orientación comercial de nuestro personal y la calidad del servicio.

La franquicia seguirá siendo el principal modelo de expansión geográfica, en consideración de los menores niveles de riesgo e inversión que suponen.

For the Group, the year 2003 has meant the end of the Group's restructuring period and has been a key year in the modernization process of the strategic business areas.

The outlook for the financial year 2004 points towards a consolidation and exploitation of the investments carried out in previous financial years, reducing the level of the investments to be made, particularly in Spain.

SPAIN

From a macro-economic point of view, the International Monetary Fund is giving a forecast for growth of the Spanish economy in 2004 of 2.8% and it estimates the inflation rate being maintained at around 2.7%.

In Spain, the Group will continue developing the industrial plan that will improve the efficiency of the factory and logistics platform opened in 2003. In addition to this, an advanced warehouse management programme will be introduced that incorporates a radio frequency system that will allow the traceability of the products to be controlled from the supplier to the warehouse; it will improve and help with operations, guaranteeing the optimum rotation in terms of expiry dates, destinations, amongst other advantages.

Regarding the marketing area, actions that contribute to strengthening the brand name image will be introduced, emphasising the Telepizza consumption moments, with the aim of strengthening the link with consumers. The development of the database and the CRM tools will be progressed with, allowing marketing actions to be designed that are adapted to the different types of consumers.

At the same time, the change of image in all the own outlets and in a large part of the franchises will be concluded.

The efforts in the operations and human resources area will be concentrated on starting up plans of action that strengthen the commercial guidance of our personnel and the quality of the service.

The franchise will continue to be the main geographical expansion model, considering the lower risk levels and investment involved.

Se pretende aprovechar la situación de liderazgo y notoriedad que la marca disfruta en el mercado nacional y realizar acuerdos comerciales con otras marcas líderes que permitan a la Compañía reforzar su posición de liderazgo sobre todo en los momentos de consumo dentro del hogar.

En España, se espera terminar el ejercicio 2004 con 538 tiendas.

INTERNACIONAL

En relación a la estrategia en el área internacional, la discontinuidad de las operaciones de Francia y México permitirá al Grupo centrar sus inversiones en el extranjero, en los territorios donde ha venido operando satisfactoriamente, con una trayectoria de crecimiento y desde una posición de liderazgo en sus respectivos mercados, en concreto en Portugal, Polonia y Chile. La Compañía tiene la intención de desarrollar a través de una masterfranquicia la marca Telepizza en Centroamérica y de abrir una tienda en la Republica Checa, aprovechando en este caso la estructura de Polonia.

En **Portugal**, se espera una recuperación moderada de la actividad económica, de la mano de las exportaciones y de una leve mejoría de la demanda interna.

Telepizza se ha marcado como objetivo en Portugal, el incremento de la cuota de mercado, consolidando así su posición de liderazgo. También en este ejercicio se aprovecharán las acciones de marketing realizadas en España.

En paralelo, se terminará el cambio a la nueva imagen, se estabilizarán los programas informáticos instalados en 2003 y se realizarán acciones específicas para aprovechar eventos de relevancia como la Eurocopa en junio.

Se espera terminar el ejercicio 2004 con 69 tiendas operando en el mercado portugués.

Respecto a **Polonia**, que pasará a formar parte de la Unión Europea en el mes de mayo de 2004, se prevé una continuación en la aceleración del crecimiento de la actividad económica, en un escenario de baja inflación pero con un nivel de desempleo todavía importante.

The idea is to take advantage of the leadership position and the awareness that the brand name enjoys on the national market and to make trade agreements with other leading brand names that allow the Company to strengthen its leading position, particularly in the eating moments at home.

In Spain, the financial year 2004 is expected to end with 538 outlets.

INTERNATIONAL



Regarding the strategy in the international area, the discontinuity of the France and Mexico operations will allow the Group to concentrate its investments abroad in the places where it has been operating satisfactorily, with growth and from a leading position on its respective markets, specifically, Portugal, Poland and Chile. The Company intends to develop the Telepizza brand name in Central America using a master franchise and to open an outlet in the Czech Republic, in this case taking advantage of the structure in Poland.



In **Portugal**, a moderate recovery in the economic activity is expected, from exports and from a slight improvement in domestic demand.

In Portugal, Telepizza has the target of increasing the market share, consolidating its leadership position. Portugal will continue taking advantage of the marketing activities carried out in Spain.

At the same time, the change to the new image will be finished, the computing programmes installed in 2003 will be stabilised and specific actions will be carried out to take advantage of the important events such as the European Cup in June.

The financial year 2004 is expected to end with 69 outlets operating on the Portuguese market.

With respect to **Poland**, which will join the European Union in May 2004, a continuation in the acceleration of the growth of the economic activity is predicted, in a setting with low inflation figures, but with a level of unemployment that is still high.

El crecimiento del mercado de servicio de comida a domicilio en Polonia ha venido creciendo sostenidamente en los últimos años. Actualmente 4,5 millones de polacos declaran que consumen pizza u otros alimentos a domicilio. La previsión para los próximos años es que el ritmo de penetración del servicio de comida a domicilio se acelere en Polonia acercándose paulatinamente a los estándares europeos, a este fenómeno van a contribuir los siguientes factores:

- Progresivo desplazamiento de población del campo a las ciudades.

- Mejora de la renta y nivel de vida junto con una menor disponibilidad de tiempo que favorecerán un consumo de conveniencia.

- Progresiva incorporación de la mujer al mercado de trabajo (esto es ya una realidad hoy en día).

- Población relativamente joven (en comparación con la media europea), consumista y abierta a nuevas propuestas, productos y servicios.

- Desarrollo en los próximos años del sector del ocio en casa (Internet, televisión de pago, videoclubs, etc.) que generarán nuevas ocasiones y momentos de consumo.

Telepizza seguirá reforzando su posición de líder en el sector de servicio a domicilio de comida a través de la franquicia. Hasta ahora, Telepizza se había centrado principalmente, en localidades de más de 100.000 habitantes, en 2004 extenderá su presencia y cobertura a las ciudades de más de 80.000 habitantes. Además se continuará con el cambio de imagen de las tiendas y se desarrollarán acciones comerciales para incrementar el ticket medio. El objetivo es alcanzar las 97 tiendas abiertas en Polonia a finales de 2004.

Respecto a **Chile**, según el FMI, la economía chilena crecerá por encima del 4%, con una inflación cercana al 3%.

El principal objetivo de Telepizza Chile para el año 2004 será su afianzamiento en el liderazgo de venta de comida a domicilio mediante el crecimiento en el número de tiendas en la zona norte del país, donde todavía existe un mercado potencial importante. En Chile también se com-

The growth of the home delivery food service market in Poland has undergone a sustained growth over the past few years. Currently, 4.5 million Poles state they eat pizza or other home delivery foods. The forecast for the next few years is that the penetration rhythm of the home delivery food service rises in Poland, gradually approaching European standards. The following factors will contribute to this phenomenon:

- Progressive migration of the population from the country to the cities.

- Improvement in the income and standard of living along with a lower availability of time that will encourage convenience eating.

- Progressive incorporation of women on the work market (this is already a reality today).

- Relatively young population (in comparison with the European average), consumerist and open to new proposals, products and services.

- Over the next few years the development of the leisure at home sector (internet, paying television, video clubs, etc.) that will generate new eating occasions and moments.

Telepizza will carry on strengthening its leading position in the home delivery food service sector using franchises. Up until now, Telepizza had mainly concentrated on towns with over 100,000 inhabitants. In 2004 it will extend its presence and coverage to cities with over 80,000 inhabitants. In addition to this, it will continue with the change of image of the outlets and commercial actions will be developed to increase the average receipt. The target is to reach 97 outlets open in Poland at the end of 2004.

With respect to **Chile**, according to the IMF, the Chilean economy will grow by over 4%, with inflation of around 3%.

Telepizza Chile's main target for 2004 will be to strengthen its leading position of home delivery food sales by the growth in the number of outlets in the North of the country, where there is still an important potential market. In Chile, the change to the new image will be virtually completed as

pletará prácticamente en todas las tiendas el cambio a la nueva imagen y se espera terminar el ejercicio 2004 con 35 tiendas.

El objetivo global del área internacional y que será el criterio prioritario de las acciones que se desarrollen es la mejora de la rentabilidad de las operaciones.

well and it is expected that 2004 will end with 35 outlets.

The overall target for the international area and that will have top priority in the actions that are developed is the improvement in the profitability of the operations.

POLÍTICA DE ENDEUDAMIENTO

La Compañía realizará en 2004 una emisión de obligaciones convertibles y/o canjeables por acciones ordinarias de TELE PIZZA, S.A. El objetivo de esta emisión será destinar estos fondos a la reestructuración de su deuda a corto plazo.

POLICY OF INDEBTEDNESS

The Company will make an issue of bonds convertible and/or exchange into ordinary shares in TELE PIZZA, S.A. in 2004. The aim of this issue will be to use these funds for the restructuring of its short-term debt.


En telepizza® la dieta mediterránea es algo muy natural.
Te cuidamos a ti y a los tuyos.

Memoria de Responsabilidad Social Corporativa

Report on Corporate Social Responsibility

Telepizza realiza sus actividades en armonía con el medio con un riguroso cumplimiento de la legislación y con una relación responsable con los grupos de interés.

Telepizza carries out its activities in harmony with its surroundings, using a strict compliance with the legislation and with a responsible relationship with the groups of interest.

ACCIÓN SOCIAL

Telepizza ha seguido durante el año 2003 preocupándose por el desarrollo social como una actividad más dentro de la dinámica de la Compañía y del negocio. Como parte de este interés y responsabilidad, se ha continuado apoyando diversas iniciativas y reforzando acuerdos de colaboración con fundaciones, asociaciones, u organizaciones (Cruz Roja Española, Confederación Nacional de Sordos, Fundación Síndrome de Down de Madrid, FEAPS, Labor 3, Fundación CEAR, Programa Junco, Fundación Adecco,...) que promueven, de manera activa, programas de integración laboral de diferentes colectivos y en especial, con aquellas que nos ayudan a crear un entorno más adecuado que facilite la incorporación progresiva de trabajadores discapacitados en la empresa de manera efectiva.

Cabe destacar la labor realizada para la contratación de extranjeros, habiéndose duplicado el número de estos empleados sobre el 2002.

En paralelo, y desde 1997, colaboramos a través del Proyecto Stela, donde la Fundación síndrome Down nos ayuda en toda España, al reclutamiento, selección y formación de personas con síndrome Down, facilitando su incorporación progresiva a un puesto de trabajo. Este proyecto pretende que su integración en nuestras tiendas les sirva de estimulo para potenciar aspectos como; su autonomía, su expresión oral, mejora en el cuidado de su imagen personal y en sus relaciones sociales.

Además, este año se ha seguido desarrollando la labor social, realizada en años anteriores, enfocada a los niños y jóvenes. Por un lado, Telepizza ha estado presente en eventos deportivos a nivel local, unas veces nuestra participación ha consistido en la donación de regalos, otras veces se han organizado concursos con colegios para fomentar el deporte entre los niños. Adicionalmente, durante este año se ha patrocinado una escuela juvenil de baloncesto que cuenta con cerca de 150 alumnos y 5 equipos federados que compiten en diversas categorías.

Por otro lado, hemos seguido realizando una labor educativa entre el público infantil, con las visitas a tiendas adaptadas a la edad de los escolares, con atención muy personalizada y con diferentes contenidos: origen de la pizza, sus propiedades nutritivas, saber ser consumidor.

SOCIAL ACTIONS

During 2003, Telepizza has continued concerning itself about social development as another activity within the dynamics of the Company and the business. As part of this interest and responsibility, it has continued to support different initiatives and strengthening collaboration agreements with foundations, associations or organisations (Spanish Red Cross, National Confederation for the Deaf, The Madrid Downs' Syndrome Foundation, FEAPS, Labor 3, CEAR Foundation, Junco Programme, Adecco Foundation,...) that promote, actively, work integration programmes of different groups and in particular, with those that help us to create a more suitable environment that helps with the progressive incorporation of disabled workers in the company effectively.

It is worth mentioning that the work carried out for hiring foreigners has meant the doubling of the number of these employees over 2002.

At the same time and since 1997, we have been collaborating through the Stela Project, where the Down Syndrome Foundation helps us all over Spain to recruit, select and train people with Down Syndrome, aiding their progressive incorporation to a job. This project is aimed at the idea that their integration in our outlets stimulates them to encourage aspects such as: their independence, oral expression, improvement in the care of their personal image and in their social relationships.

In addition to this, this year the social work, carried out in previous years, continues to be developed focussed on children and young people. Furthermore, Telepizza has been present at local sporting events, sometimes our participation has consisted of the donation of gifts, at other times competitions have been organised with schools to encourage sports for children. Additionally, this year Telepizza has sponsored a basketball school for young people with around 150 pupils and 5 federated teams competing in different categories.

On the other hand, we have continued with our educational work with children, with visits to outlets adapted to school age, with highly personalised attention and with different contents: the origin of the pizza, its nutritional properties, knowing how to be a consumer. The

Los valores básicos que se transmiten son: trabajo en cadena, higiene en todos y cada uno de los procesos y empleo de materias primas naturales.

También se ha colaborado en actos benéficos como rastrillos, maratones televisivos y la campaña de Navidad, colaborando con colegios, asociaciones de colectivos con problemas y hospitales infantiles.

RESPONSABILIDAD CON EL MEDIOAMBIENTE

El Grupo desarrolla su actividad dentro de un marco de riguroso cumplimento de toda la normativa medioambiental en todos los países en los que opera.

El diseño de la nueva fábrica y plataforma logística situada en Daganzo (Madrid) que ha comenzado su operativa a principios de 2003, ha incorporado una serie de medidas directamente relacionadas con el medio ambiente, siendo las principales:

- Instalación de una depuradora para el tratamiento de aguas residuales.

- Instalación de una red separativa de las aguas residuales y las pluviales.

- Instalación de un sistema de separación de residuos sólidos: cartón y papel, plásticos y residuos orgánicos.

- Las chimeneas de evacuación de humos de la caldera incorporan sistema de filtrado para retención de partículas y residuos de combustión.

- El nivel sonoro resultante de la actividad se ha disminuido gracias al aislamiento acústico de 47 dB de la sala de calderas y el cerramiento de fachada con un aislamiento acústico de 48,3 dB.

La inversión global por estos conceptos en 2003 ha sido de 840 miles de euros.

Adicionalmente durante este año 2003, se ha obtenido la adaptación de los sistemas de calidad a la nueva norma ISO 9000 versión 2000, certificación revalidada para la fábrica de Luxtor.

basic values that are transmitted are: working in a chain, hygiene in each and every one of the processes and the use of fresh raw materials.

Telepizza has also collaborated in charity events such as markets, television marathons and the Christmas campaign, collaborating with schools, groups of associations with problems and children's hospitals.

RESPONSIBILITY WITH THE ENVIRONMENT

The Group develops its activity within the framework of a strict compliance with all the Environmental regulations in all the countries where it operates.

The design of the new factory and logistics platform in Daganzo (Madrid) that started operating at the beginning of 2003, has incorporated a series of steps directly related to the environment, the main ones being:

- Installation of a water purifier to treat sewage.

- Installation of a separation network for sewage and rainwater.

- Installation of a separation system for solid waste: cardboard and paper, plastics and organic waste.

- The smoke evacuation chimneys from the boiler incorporate a filtering system to retain particles and combustion waste.

- The sound level resulting from the activity has decreased thanks to the soundproofing of 47dB of the boiler room and the sealing of the façade with a soundproof insulation of 48.3 dB.

The overall investment for these concepts in 2003 was 840 thousand euros.

Additionally during this year 2003, the adaptation of the quality systems to the new ISO 9000 regulation, version 2000 has been obtained, a certificate revalidated for the Luxtor factory.





Propiedades nutricionales de nuestras pizzas

Pizzas recién elaboradas a tu gusto

Barbacoa
La masa elaborada con el mejor cereal, el topping especial a base de mozzarella, el pollo, el bacon y la ternera, consiguen que la proporción de nutrientes tenga un contenido energético compensado y un gran aporte de proteínas.

Hawaiana
La piña aporta los beneficios de la fruta, fibra y vitaminas, recomendable en toda dieta equilibrada. Y junto a la masa, rica en almidón, hacen de la Telepizza Hawaiana un producto nutricionalmente equilibrado, rico en hidratos de carbono, con baja aportación de lípidos y un contenido en proteínas dentro de los niveles recomendados.

Ibérica
La calidad del jamón serrano, junto con el aceite de oliva que ayuda a regular los niveles de colesterol y el tomate, que aporta vitaminas, conjugan en esta pizza los ingredientes más tradicionales de la dieta mediterránea.

Especial de la Casa
Nuestra Telepizza Especial de la Casa, al combinar la masa con ingredientes cárnicos y vegetales, proporciona un aporte equilibrado entre hidratos de carbono, lípidos y proteínas.

Carbonara
Elaborada a base de nata de leche de la mejor calidad hace que esta pizza destaque por su inconfundible sabor y por un gran aporte en vitaminas A y D.

Cuatro Quesos
El queso es el ingrediente que determina las propiedades nutricionales de esta pizza, proporciona el aporte de calcio perfecto para los niños en edad de crecimiento y para prevenir deficiencias de calcio en la edad adulta.

Además puedes hacer tu pizza al gusto, combinando los ingredientes que elijas y adaptada a tus preferencias y tu dieta.

Información nutricional: valores medios por porción de pizza mediana (8 porciones por pizza)	Energía (Kcal)	Energía (KJ)	Proteínas (g)	Hidratos de carbono (g)	Grasas (g)
Pizza Barbacoa	250,5	1047,0	11,8	30 6	9,0
Pizza Hawaiana	194,9	814,6	9,7	25 7	5,9
Pizza Especial de la casa cebolla	205,5	859,1	9,4	25,2	7,5
Pizza Especial de la casa champiñón	208,5	871,3	9,6	24,8	7,9
Pizza Cuatro Quesos	181,1	757,2	9,2	23,8	5,5
Pizza Carbonara	251,6	1051,6	9,5	24,7	12,8
Pizza Ibérica	211,0	882,0	12,0	25,0	7,0

Por otro lado, Tele Pizza, S.A. está adherida a Ecoembalajes España, cumpliendo con los compromisos que ello conlleva, los cuales a su vez Telepizza exige a todos sus proveedores. Durante el 2003 se ha conseguido una reducción en el volumen de residuos generados mediante envases que ocupen menor espacio, reciclables 100%, más higiénicos, seguros y fáciles de transportar.

Moreover, Tele Pizza, S.A. is adhered to Ecoembalajes España, complying with the commitments this entails, which in turn Telepizza demands of all its suppliers. During 2003, a reduction in the volume of waste generated has been obtained using packaging that take up less space, 100% recyclable, more hygienic, safe and easier to transport.

RESPONSABILIDAD CON LA CALIDAD DE PRODUCTO

La calidad se convierte en Telepizza en principio de actuación que guía la actividad del Grupo en todas sus áreas y que se convierte en un objetivo prioritario de Compañía: Convertir al Grupo Telepizza en una empresa líder en gestión de la calidad, asegurando que el 100% de nuestros productos satisfacen las necesidades y gustos de nuestros clientes y cumplen la normativa legal vigente a un coste óptimo.

Este compromiso permanente implica tener plenamente implantado un riguroso sistema de control de calidad de los productos.

En este sentido, el sistema de control de la Compañía abarca desde los suministros hasta el punto de venta, pasando por todos los procesos intermedios:

RESPONSIBILITY WITH PRODUCT QUALITY

In Telepizza, quality becomes the guiding principal of the Group's activity in all its areas and it becomes a top priority for the Company: Converting the Telepizza Group into a leading company in quality management, ensuring that 100% of our products satisfy the requirements and tastes of our clients and they comply with the legal regulations in force at an optimum cost.

This permanent commitment involves having a strict quality control system of the products fully implemented.

On this aspect, the Company's control system covers from the supplies to the sales outlet, passing through all the intermediate processes:

- Inspección a la recepción de las materias primas y productos terminados

- Inspección de los procesos productivos que tienen lugar en las distintas factorías del Grupo y de los productos en proceso.

- Inspección de los productos terminados.

- Auditorías continuas de los procesos productivos y de los productos suministrados por proveedores externos a los distintos centros, manteniendo un listado de suministradores aprobados que acreditan la calidad exigida por el Grupo.

- Evaluación continua de los proveedores (de sus productos, de su servicio y de sus procesos productivos) con la finalidad de mantener un listado actualizado de suministradores aptos para el mantenimiento del estándar de calidad.

- Elaboración y actualización continua de fichas técnicas de todos los productos bajo el estricto cumplimiento de la normativa legal vigente y de las exigencias de calidad del Grupo.

- Elaboración y mantenimiento de un plan de formación continua del personal de los centros de producción y distribución y de las tiendas en materia de higiene y manipulación de alimentos de conformidad con la legislación vigente.

- Participación en la elaboración, mantenimiento y actualización de los planes de higiene, limpieza y desinfección de las instalaciones y equipos de los centros de producción y distribución y de las tiendas del Grupo. Supervisión y verificación del mantenimiento de los mismos.

- Mantenimiento de las Guías de Análisis de Peligros y Puntos Críticos de Control para todos los centros de producción y distribución y para los puntos de venta del Grupo, de conformidad con la legislación vigente.

Para llevar a cabo estos controles, Telepizza dispone de laboratorios especializados, destacando las nuevas instalaciones antes mencionadas en el centro industrial de Daganzo (Madrid).

- Inspection on the reception of the raw materials and finished products.

- Inspection of the production processes that take place in the Group's different factories and of the products being processed.

- Inspection of the finished products.

- Continuous audits of the production processes and of the products supplied by external suppliers to the different centres, keeping a list of approved suppliers that accredit the quality demanded by the Group.

- Continuous evaluation of the suppliers (of their products, their service and of their production processes) with the aim of keeping an up to date list of suppliers suitable for the upkeep of the quality standards.

- Preparation and continuous up dating of technical records of all the products under the strict compliance with the legal regulations in force and with the Group's quality demands.

- Preparation and maintenance of a continuous personnel training plan in the production and distribution centres and in the outlets on the subject of hygiene and food handling in accordance with the legislation in force.

- Participation in the preparation, maintenance and up dating of the plan for hygiene, cleaning and disinfecting of the installations and equipment in the production and distribution centres and in the outlets of the Group. Supervision and verification of the maintenance of these plans.

- Maintenance of the Analysis of Dangers and Critical Control Points Guides for all the production and distribution centres and for the Group's sales outlets, in accordance with the legislation in force.

To carry out these controls, Telepizza has specialised laboratories—the abovementioned new facilities in the Daganzo industrial centre (Madrid) should be mentioned.





RESPONSABILIDAD EN LA RELACION CON TERCEROS

Responsabilidad de Telepizza con sus clientes: Calidad de producto y servicio



El cliente es la pieza clave de una compañía como Telepizza que vende directamente al consumidor final. En este sentido, el Grupo tiene el firme compromiso de satisfacer de forma óptima las necesidades de los clientes, ofreciendo un producto y un servicio de calidad.

Una herramienta que nos sirve para dar un mejor servicio a nuestros consumidores es el centro de atención al cliente, con un número único en cada país:

España: 902 122 122

Portugal: 808 20 00 31

Chile: 600 600 6000

Polonia: 0 801 111 111



El principal objetivo es establecer un vínculo directo entre el cliente y la Compañía, poder resolver sus dudas y consultas de forma inmediata y tener en todo momento una idea muy precisa de la calidad del servicio que las tiendas están ofreciendo, para potenciar y mejorar aquellos aspectos que se detecten en un nivel inferior al óptimo.

Este servicio, se utiliza también para hacer un seguimiento de la satisfacción de los clientes, a través de encuestas diseñadas específicamente para medir diferentes aspectos del producto, del servicio y de la marca.

También establecemos un vínculo con nuestros clientes a través de la página Web, donde existe un apartado habilitado para recibir y atender sus consultas.

Durante este año se han recibido más de 1 millón de llamadas un 12% más que en 2003. El principal motivo de consulta es solicitar el teléfono de la tienda más cercana, las reclamaciones suponen menos del 1% de las llamadas.

Por otro lado, la labor de formación realizada en el área de operaciones, con un énfasis especial en la labor comercial y en la atención al cliente nos ayudado a mejorar en 4 puntos, durante

RESPONSIBILITY IN RELATION TO THIRD PARTIES

Telepizza's responsibility with its clients: Product and service quality

The client is the key component in a company like Telepizza that sells directly to the end client. Therefore, the Group has the strong commitment to satisfy clients' requirements in the best way possible, offering a top quality product and service.

One tool that helps us to give a better service to our consumers is the customer services centre, with a single number in each country:

Spain: 902 122 122

Portugal: 808 20 00 31

Chile: 600 600 6000

Poland: 0 801 111 111

The main target is to establish a direct link between the client and the Company, to be able to resolve their queries and questions immediately and at all times to have a very accurate idea of the service quality that the outlets are offering, to promote and improve the aspects that are detected at levels that are below maximum.

This service is also used to monitor client satisfaction using surveys specifically designed to measure different aspects of the product, the service and the brand name.

We also establish a link with our clients through the web page, where there is a heading set up to receive and answer their queries.

Over the past year over 1 million calls have been received, 12% more than in 2003. The main reason for consultation was to ask for the telephone number of the closest outlet. Complaints make up less than 1% of the calls.

Furthermore, the training work carried out in the operations area, with a special emphasis placed on commercial work and client services has helped us to improved by 4 points the overall service

este año 2003, el indicador global de servicio, que mide aspectos tales como; pedidos tarde, franjas de saturación.

Responsabilidad de Telepizza con sus Empleados: 69,7% con contrato indefinido

En el Grupo Telepizza trabajan más de 14.000 personas. A este número hay que añadir los empleados que trabajan en las 354 franquicias de la cadena, que representan más de 10.000 personas. La mayor parte del empleo que se crea es con contrato de duración indefinida, así un 69% de los empleados del Grupo está contratado por tiempo indefinido, si hacemos referencia a los trabajadores del Grupo en España este porcentaje asciende al 95,5%

Para muchos empleados, Telepizza representa su primer trabajo y lo combinan con otra actividad como puede ser sus estudios u otros trabajos de media jornada, dado que el 75,3% de la plantilla está contratada a tiempo parcial para poder adaptar el trabajo a los periodos de demanda del cliente.

Comunicación interna

Durante el año 2003, se ha efectuado un esfuerzo notable en este campo, la Compañía se ha centrado principalmente, en dar a conocer a toda la organización, el proceso de modernización que se ha llevado a cabo en las distintas áreas de negocio, así como compartir con todos ellos las líneas estratégicas de gestión. En este aspecto, se ha llevado a cabo una labor especial a lo largo del año, con la realización de visitas a todas las áreas regionales en España y a los distintos países, por parte de los máximos responsables de la gestión del Grupo, que han actuado como comunicadores directos de estas nuevas líneas de actuación.

También durante este ejercicio, se ha consolidado una nueva herramienta de comunicación directa entre los jefes de tienda y los máximos responsables de los diferentes departamentos que les dan soporte. Esta herramienta ha resultado ser muy efectiva, especialmente, a la hora de comunicar de forma rápida aspectos de la operativa de la tienda fundamentales para su buen funcionamiento y como canal de comunicación bidireccional. En este primer año de funcionamiento, el objetivo principal ha sido dar a conocer a las tiendas el trabajo que realizan los diferentes departamentos que, desde servicios centrales,

indicator over 2003 which measures aspects such as: late orders, saturation slots.

Telepizza's responsibility with its Employees: 69.7% with permanent contract

Over 14,000 people work in the Telepizza Group. The employees working in the chain's 354 franchised outlets must be added to this number, representing over 10,000 people. Most of the employment that is created is with permanent contract, therefore, 69% of the Group's employees are contracted permanently, if we refer to the workers in the Group in Spain, this percentage rises to 95.5%

For many employees, Telepizza represents their first job and they combine it with another activity such as studying or other part time jobs, given that 75.3% of the staff is contracted on a part time basis to be able to adapt the work to the clients' demand periods.

Internal communication

Over the year 2003, an appreciable effort has been made in this field. The Company has mainly concentrated on informing the entire organisation about the modernisation process that is being carried out in the different business areas, as well as sharing the strategic management lines with all of them. On this point, particular work has been carried out over the year, with visits to all the regional areas in Spain and to the different countries, by the top management of the Group, who have acted as direct communicators of these new lines of action.

Also during this year, a new direct communication tool between the heads of the outlets and the heads of the different departments, that give them backup, has been consolidated. This tool has been highly effective, particularly when communicating quickly aspects of the outlet's operation that are essential for its smooth running and as a two-way communication channel. In the first year of operation, the main target was to inform the outlets about the work the different departments carry out, from central services, to provide them with a service. This work is important, given that Telepizza's outlets are


telepizza
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telepizza

les sirven de apoyo. Esta labor es importante, dado que los establecimientos de Telepizza están muy dispersos por toda nuestra geografía, factor que en algunos casos puede dificultar la comunicación directa entre las diferentes áreas.

Durante el año 2003, se han mejorado de forma significativa las comunicaciones entre servicios centrales y las tiendas, que se desarrollaban principalmente vía e-mail. En este sentido se ha desarrollado un nuevo sistema de comunicación dedicado al jefe de tienda, "El rincón del jefe" que pretende complementar los canales de comunicación con los establecimientos.

"El rincón del jefe "es un soporte creado en la Intranet de Telepizza a través del cual, los gerentes de las tiendas de la Compañía tienen información directa y exclusiva de todos aquellos temas que los diferentes departamentos consideran que son fundamentales que ellos conozcan, dado que influyen directamente en la operativa de la tienda. Además, agiliza el envío de información permitiendo a las diferentes áreas enviar y mantener actualizada en todo momento su información en nuestra Intranet.

En paralelo se ha seguido con "Tu canal" un buzón de sugerencias interno creado en 2002 y que durante este año ha recibido más de 600 propuestas.

Prevención de riesgos laborales

Un aspecto relevante para el Grupo son las acciones que se realizan en materia de prevención de riesgos laborales.

En este sentido, la Compañía tiene plenamente implantado un Servicio de Prevención Mancomunado para las empresas del Grupo en España y cuenta con un modelo de prevención adaptado a las características de cada país. Adicionalmente, existe un Comité interno de riesgos laborales, formado por el Consejero Delegado y tres Subdirectores Generales de la Compañía, que tiene capacidad ejecutiva y que asume desde la dirección la importancia de la prevención, lo que facilita su integración en los distintos niveles del Grupo.

En 2003, se ha seguido con una labor muy activa en el cumplimiento de los planes de prevención tanto en tiendas, como fábricas y servicios centrales, siendo algunos ejemplos de las acciones realizadas:

widely spread out all over our country, a factor that in some cases may make direct communication between the different areas difficult.

During 2003, the communications between central services and the outlets, which was mainly carried out using e-mail, has been significantly improved. On this point, a new communication system has been developed devoted to the head of the outlet, "The boss' corner" which attempts to complement the communication system with the outlets.

"The boss' corner " is a support created on Telepizza's Intranet through which, the Company's outlet managers have direct and exclusive information on all the subjects that the different departments consider essential for them to know about, given that they have a direct influence of the outlet's operation. In addition to this, it makes information sending easier, allowing the different areas to send and keep up dated their information at all times on our Intranet.

At the same time, "Your channel", an internal suggestion mailbox created in 2002, has continue during 2003 and has received over 600 proposals during this year.

Occupational safety and health at work

Relevant aspects for the Group are the actions that are performed on the subject of occupational safety and health at work.

Therefore, the Company has a Joint Occupational Safety and Health Service fully implanted in the Group's companies in Spain and it has a prevention model adapted to each country's characteristics. In addition to this, there is an internal Committee, formed by the Chief Executive Officer and three General Deputy Managers of the Company, who hold executive powers and who take on the importance of occupational safety and health from management level, which makes integration in the Group's different levels easier.

In 2003, a highly active labour in the compliance of the plans on this subject, both in outlets, and factories and central services has been followed, some examples of the actions performed being the following:

- La formación e información relativa a la prevención de accidentes a través de acciones formativas por puestos de trabajo tanto para tiendas como para fábricas.
- Compensación, mediante la formula de concurso, de la disminución de accidentes motivando a cada trabajador en la prevención de éstos.

En el marco del desarrollo de esta labor de planificación de la actividad preventiva, el Servicio de Prevención Mancomunado ha implantado en el año 2003 el Sistema de Gestión de Prevención de Riesgos Laborales en la nueva fábrica situada en Daganzo. La puesta en marcha de procesos tecnológicamente más avanzados ha sido acompañada por un desarrollo de nuevos procedimientos y un plan global de formación específica por puesto de trabajo.
En cuanto a la formación, además de los cursos de prevención que recibe el personal en el momento de su contratación, se ha consolidado el Convenio de Colaboración firmado con el Instituto Nacional de Seguridad e Higiene en el Trabajo para impartir formación básica en prevención de riesgos laborales. Estos cursos se imparten a los mandos intermedios de las fábricas, a los representantes de los trabajadores en los diferentes comités de seguridad y salud y a los responsables de las oficinas de empleo, que a su vez se encargan de formar a las nuevas incorporaciones.

Adicionalmente, en la zona norte de España se ha desarrollado un proyecto piloto de divulgación de conocimientos y prácticas en conducción preventiva. Este proyecto, cuya finalidad primordial es la prevención de accidentes, tiene como pilares básicos: conocer y profundizar en las técnicas de conducción, adquirír técnicas de observación objetiva que permiten identificar los comportamientos seguros y la adquisición de técnicas para concienciar al conductor hacia una mejora continua de la conducción y hacia la eliminación de los factores de riesgos.

En 2003, el Servicio de Prevención Mancomunado ha continuado facilitando a las franquicias el cumplimiento de la Ley, tutelando la gestión de prevención a un número importante de franquiciados.

- The training and information relative to accident prevention through training actions for jobs both in outlets and in factories.
- Compensation, using the competition formula, for the decrease in accidents motivating each worker in their prevention.

Within the framework of the development of this planning work of the preventive activity, in 2003 the Joint Occupational safety and Health Service has implemented the Prevention of Risks at Work Management System in the new factory in Daganzo. The start up of technologically more advanced processes has been accompanied by a development of new procedures and an overall training plan for each specific job.

As regards training, as well as the courses on prevention that personnel receive when they are hired, the Collaboration Agreement signed with the National Institute for Safety and Hygiene at Work has been consolidated to give basic instruction in prevention of risks at work. These courses are given to middle management of the factories, to the workers' representatives on the different health and safety committees and to the people in charge of the employment offices, who in turn, take charge of training new members of the teams.

In addition to this, in the North of Spain, a pilot project has been developed of dissemination of knowledge and practice in preventive driving. This project, the main aim of which is to prevent accidents, is based on: knowing and going in depth into driving techniques, acquiring objective observation techniques that allow safe behaviour to be identified and the acquisition of techniques to make drivers aware that they have to improve continuously and towards the elimination of risk factors.

In 2003, the Joint Occupational safety and health Service has continued helping the franchises to comply with the law, teaching prevention management to a large number of franchisees.

Responsabilidad con los Proveedores: Proceso transparente de homologación

Parte fundamental del compromiso del Grupo por ofrecer un producto y un servicio de calidad son las relaciones con los proveedores.

Esta relación se basa en unos criterios de transparencia, calidad y eficiencia que son iguales para todos y que aseguran una selección adecuada de proveedores.

Las condiciones del proceso de homologación, que se suministran a todos los proveedores al inicio de una posible relación comercial, se componen de distintas pruebas, entre las que cabe destacar:

- Evaluación de las certificaciones medioambientales y de calidad que posee el suministrador.

- Análisis de las muestras de producto.
- Auditoría de calidad.

- Contratación a título de prueba.

- Evaluación del grado de reconocimiento por el mercado.

Este proceso inicial de homologación se complementa con una evaluación continuada, que incluye, entre otras:

- Controles de calidad a la recepción de materias primas, durante el proceso de producción y de productos terminados.

- Evaluación de la calidad del servicio.

- Evolución del grado de aceptación por los clientes.

Responsabilidad con los accionistas: Transparencia en la comunicación

Telepizza enfoca la relación con sus accionistas desde dos vertientes: la creación de valor y la transparencia en la comunicación.

Durante el año 2003 la revalorización bursátil alcanzada por la acción Telepizza ha sido del 64,0%, significativamente por encima de la media del mercado español, situándose la cotización, a finales de 2003, en 1,23 euros.

Responsibility with the Suppliers: Transparent homologation process

An essential part of the Group's commitment to offer a quality product and service are the relationships with the suppliers.

This relationship is based on some criteria of transparency, quality and efficiency that are the same for everyone and that ensure a suitable selection of suppliers.

The homologation process conditions, which are given to all the suppliers at the start of a possible commercial relationship, are made up of different tests, amongst which the following should be mentioned:

- Evaluation of environmental and quality certificates held by the supplier.

- Analysis of product samples.
- Quality audit.

- Hiring on a trial basis.

- Evaluation of the degree of awareness by the market.

This initial homologation process is completed with a continuous evaluation that includes, amongst other points:

- Quality controls on reception of raw materials and finished products and during the production process.

- Evaluation of the service quality.

- Evolution of the degree of acceptance by clients.

Responsibility with the shareholders: Transparency in communications

Telepizza focuses its relationship with its shareholders from two points of view: the creation of value and transparency in communications.

During 2003, the revaluation of the stock exchange reached Telepizza shares was 64.0%, significantly above the average of the Spanish market, the price being at 1.23 euros at the end of 2003.

Por otro lado, los principios y recomendaciones establecidos por el Buen Gobierno Corporativo han estado presentes en las actuaciones de Telepizza desde hace varios años. En este sentido, desde el año 1999 la Compañía ha venido informando periódicamente en el Informe anual del grado de asunción y cumplimiento de estos principios. Desde el año 2001 el compromiso informativo nos ha llevado a emitir una memoria anual específica, detallando las actividades de la Comisión de Auditoría y Cumplimiento y el grado de asunción de los principios de Buen Gobierno.

Dentro de los principios inspiradores del Gobierno Corporativo de Tele Pizza, S.A. se detalla, entre otros:

- Reconocimiento del papel fundamental del accionista, potenciando los cauces de comunicación y relación institucional entre éste y la Sociedad creando otros que permitan una relación menos formal y más fluida bajo el principio de paridad de trato.

- Rotundo compromiso de transparencia con los mercados financieros.

En este sentido, en junio de 2003 se establece un nuevo Reglamento Interno de Conducta en materias relacionadas con el Mercado de Valores de Tele Pizza, S.A.

Este Reglamento regula las normas de actuación en relación con la información privilegiada y la comunicación de los hechos relevantes y establece que las personas responsables de la comunicación deben procurar que la política informativa que se sigue con posterioridad a la comunicación no difiera de los contenidos públicamente registrados en la CNMV. Asimismo siempre se observa un deber de diligencia, de forma que la información que se difunda sea veraz, clara, cuantificada, completa y no resulte confusa o engañosa.

Siguiendo con la labor de información y relación con los accionistas e inversores, la Compañía tiene un departamento específico, cuyo objetivo prioritario es ser en un canal de comunicación fluida, tanto con los inversores institucionales como con los accionistas individuales. Los principales mecanismos de comunicación son;

- Atención personalizada y directa a través de un teléfono y dirección de e-mail específicos.

Furthermore, the principles and recommendations established by the Good Corporate Governance have been present in Telepizza's actions for several years. Therefore, since 1999, the Company has been periodically informing in the Annual Report as to the degree of assumption and compliance of these principles. Since 2001, the information commitment has lead us to issue a specific annual report, detailing the activities of the Audit and Compliance Committee and the degree of assumption of the Good Governance principles.

Within the inspiring principles of Tele Pizza's Corporate Governance, amongst others are detailed:

- Acknowledgement of the shareholder's essential role, promoting the communication channels and institutional relations between them and the Company, creating others that allow a less formal and more fluid relationship under the principle of equal treatment.

- Complete commitment of transparency with the financial markets.

On this aspect, in June 2003 a new Internal Conduct Regulation was established on subjects related to the Securities Market of Tele Pizza, S.A.

This Regulation regulates the rules of action in relation to the privileged information and the communication of the relevant facts and establishes that the people responsible for the communication must try to make the information policy that is followed after the communication, to not differ in the contents that are publicly registered on the Stock Exchange Commission. Likewise, a duty of diligence is always observed, in such a way that the information that is given is truthful, clear, quantified, complete and is not confused or deceptive.

Continuing with the task of information and relationship with the shareholders and investors, the Company has a specific department, the main aim of which is to be a fluid communication channel both with the institutional investors and with the individual shareholders. The main communication mechanisms are:

- Personalised and direct attention by specific telephone number and email address.


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Información General sobre la Sociedad | Información Económico-Financiera | Gobierno Corporativo | Juntas Generales de Accionistas
INFORMACIÓN GENERAL SOBRE LA SOCIEDAD
Cauces de comunicación | Acción y capital social | Agenda del Inversor | Dividendos | Emisiones | Estatutos Sociales | Hechos relevantes | Participaciones significativas y autocartera
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Si desea realizarnos cualquier consulta, puede dirigirse a:
Telepizza
Avda. Isla Graciosa, 7
Parque empresarial La Marina
San Sebastián de los Reyes28700
Madrid
accionistas@telepizza.es
Responsable de relación con inversores
Rosa Cambero
Teléfono de relación con inversores
91 657 62 48

- Remisión a la CNMV y publicación en nuestra Web de presentaciones trimestrales de resultados.

- Realización de conferencias telefónicas trimestrales con analistas bursátiles, que publican informes sobre sus expectativas de evolución de la acción Telepizza.

Además, cabe destacar que la Web de Telepizza se ha potenciado como medio de difusión informativa y cauce de comunicación y diálogo. La Web incluye un apartado específico para informar a los accionistas, donde se publica toda aquella información legalmente exigida y aquélla que se considera relevante para el inversor. Con el objetivo de establecer un canal de comunicación transparente y completo con el accionista, este apartado se irá actualizando y adaptando a la regulación que sobre este aspecto está prevista que se desarrolle en 2004.

Datos de contacto del Departamento de Relación con los Inversores y Accionistas.

Responsable del Departamento:
Rosa Cambero García

Dirección:
C/ Isla Graciosa nº 7
Parque Empresarial La Marina
San Sebastián de los Reyes
28700 Madrid

Teléfono:
+34 91 657 62 48

E-mail:
accionistas@telepizza.es

Más información en nuestra Web:
www.telepizza.es

- Referral to the Stock exchange Commission and publication on our web page of quarterly results presentations.

- The carrying out of quarterly telephone conferences with stock exchange analysts, who publish reports about their evolution expectations for Telepizza shares.

In addition to this, it is worth mentioning that Telepizza's web page has been promoted as the information dissemination means and communication and dialogue channel. The web page includes a specific section to inform shareholder, where all the information compulsory and that considered relevant for investors is published. With the aim of establishing a transparent and complete communication channel with shareholders, this section will be up dated and adapted to the regulation that is foreseen will be developed in 2004 on this aspect.

Contact information for the Investors Relations Department.

Head of the Department:
Rosa Cambero García

Address:
C/ Isla Graciosa nº 7
Parque Empresarial La Marina
San Sebastián de los Reyes
28700 Madrid

Telephone:
+34 91 657 62 48

E-mail:
accionistas@telepizza.es

More information on our web page:
www.telepizza.es

Información Complementaria

Additional Information

Plan de acción de conversión de los estados financieros de la matriz y consolidado a las normas internacionales de contabilidad

Action plan to convert the financial statements of the parent company and the consolidated accounts to the International Accounting Standards

El Grupo Telepizza al igual que el resto de sociedades cotizadas en bolsa, está obligado a presentar sus cuentas anuales consolidadas de acuerdo con las NIC a partir del ejercicio económico que se inicie con posterioridad al 1 de enero de 2005. Para ello, el Grupo debe realizar la conversión de los estados financieros consolidados y de la sociedad matriz a las NIC. Debido a que el balance y la cuenta de resultados se presentan con información comparativa del ejercicio anterior, las cuentas del ejercicio 2004 deberán ser también formuladas conforme a las nuevas normas de contabilidad.

Para acometer este proceso de conversión de una forma estructurada y eficiente, se ha elaborado un plan de acción consistente en tres fases: revisión para diagnóstico, diseño e implementación.

La fase de revisión para diagnóstico consiste en observar las implicaciones que el proyecto tendrá en la organización, sobre todo en las áreas de contabilidad y reporte y en los sistemas utilizados en la obtención de la información financiera.

Para ello, deberá analizarse en primer lugar las diferencias existentes entre los principios contables españoles y las NIC para posteriormente analizar el impacto de la adopción de las nuevas normas en la cuenta de resultados, los activos y el patrimonio. Tras este análisis se podrá evaluar inicialmente el impacto que el proyecto de conversión va a tener en los sistemas de información del Grupo.

En la fase de diseño se analizarán las áreas de especial complejidad, así como el impacto de los requisitos de información, se diseñaran los estados financieros, el manual de políticas contables del grupo y las herramientas de consolidación.

Por último, en la fase implementación que finalizará el último trimestre de 2004, se prepararán los estados financieros consolidados del ejercicio 2004 para su posterior comparativa con los estados de 2005.

The Telepizza Group, as with all the other companies that are listed on the Stock Exchange, is obliged to present its consolidated annual accounts in accordance with the IAS from the financial year it begins after the 1st of January 2005. In order to do this, the Group must convert the consolidated financial statements and of the parent company to the IAS. Owing to the fact that the balance sheet and the profit and loss account are presented with comparative information from the previous financial year, the accounts for the financial year 2004 should also be formulated according to the new accounting standards.

To undertake this conversion process in a structured and efficient way, a plan of action consisting of three phases has been prepared: review for diagnosis, design and implementation.

The review for diagnosis phase consists of observing the implications the project will have on the organisation, particularly in the areas of accounting and reporting and in the systems used to obtain financial information.

In order to do this, in the first place the differences existing between the Spanish accountancy principles and the IAS must be analysed, and then the impact of the adopting of the new regulations on the profit and loss account, the assets and the equity must be analysed. After this analysis, the impact that the conversion project is going to have on the Group's information systems may then be initially evaluated.

In the design phase, the areas that are particularly complex will be analysed, as well as the impact of the information requirements. The financial statements, the group's accountancy policy manual and the consolidation tools will be designed.

Finally, in the implementation phase that will conclude in the last quarter of 2004, the consolidated financial statements for the year 2004 will be prepared. This statements will be compared with those for 2005.



Información sobre las Empresas del Grupo Telepizza
Information on the Telepizza Group Companies

Principales datos de las Empresas del Grupo Telepizza 2003
Key Data of the Telepizza Group Companies 2003

	Capital Share Capital	Diferencias de conversión Conversion differences	Reservas Reserves	Resultado Results	Dividendo a cuenta Interim Dividend	Fondos Propios Shareholder's Equity	Total activo Total Assets
Tele Pizza, S.A.	6.708	-	58.602	-22.166	-	43.144	224.411
Grupo Eysal	5.128	-	21.389	2.169	-5.000	23.686	48.793
Grupo Telepizza Insular	108	-	3.108	326	-258	3.284	4.414
Mixor S.A.	3.215	-	1.089	346	-	4.650	1.979
Circol S.A.	1.085	-	251	156	-	1.492	482
Telepizza 1 S.A.	331	-	2.655	372	-	3.358	3.934
Sedes S.L.	150	-	733	85	-	968	2.290
Grupo Telepizza Chile	3.933	-1.612	4.082	1.087	-	7.490	8.595
Grupo Telepizza Portugal	1.900	-	909	1.937	-	4.746	17.342
Telepizza Poland Sp. Zoo	8.193	-1.133	-973	-166	-	5.921	11.391
Grupo Telepizza Mexico	63.840	-18.977	-5.526	-35.120	-	4.217	5.351
Telepizza France S.A.	16.459	-	-2.721	-13.776	-	-38	1.074
Telepizza Maroc S.A.	59	68	-843	-5	-	-721	164
Grupo Lubasto Holding	27	-	-440	-1.851	-	-2.264	3.214

Cifras en millones de euros
Figures in millions of euros

Información de contacto de Empresas del Grupo Telepizza
Contact Details of Telepizza Group Companies

Nombre de Compañía Company Name	Dirección Address	Nº de teléfono Telephone Number	Ciudad City	País Country	
TELE PIZZA, S.A.	C/ Isla Graciosa, nº 7	00 34 916576200	S.S. de los Reyes (Madrid)	España	Spain
TELE PIZZA 1, S.A.	C/ Colón de Larreategui, 43 bajo	00 34 916576200	Bilbao	España	Spain
SEDES, S.L.	C/ Easo 27	00 34 916576200	San Sebastian	España	Spain
TELE PIZZA INSULAR, S.A.	Pza. Hurtado de Mendoza, 1 2º	00 34 928385555	Las Palmas (Gran Canaria)	España	Spain
MIXOR, S.A.	C/ Isla Graciosa, nº 7	00 34 916576200	S.S. de los Reyes (Madrid)	España	Spain
CIRCOL, S.A.	C/ Isla Graciosa, nº 7	00 34 916576200	S.S. de los Reyes (Madrid)	España	Spain
EYSAL, S.L.	C/ Isla Graciosa, nº 7	00 34 916576200	S.S. de los Reyes (Madrid)	España	Spain
VILLALBA RESTAURACION,S.L.	Avd. Europa, 24	00 34 916576200	Alcobendas (Madrid)	España	Spain
PROYBURGOS EN LIQUIDACION,S.A.	Avd. Europa, 24	00 34 916576200	Alcobendas (Madrid)	España	Spain
PROYVALLADOLID EN LIQUIDACION,S.A.	Avd. Europa, 24	00 34 916576200	Alcobendas (Madrid)	España	Spain
LUXTOR, S.A.	Pol. Ind. de Vicolozano	00 34 920259060	Avila	España	Spain
TELEPIZZA PORTUGAL. S.A.	Rua General Firmino Miguel, 3, Torre 2	00 35 1217219800	Lisboa	Portugal	Portugal
DELIVERY PORTUGAL	Rua Prof. Francisco Gentil 27	00 35 1217219800	Lumiar Lisboa	Portugal	Portugal
TELEPIZZA POLAND SP ZOO	Ul Marymoncka 32 B1 Pietro	00 48 228641957	Varsovia	Polonia	Poland
TELEPIZZA CHILE. S.A.	Castillo de Urizar Sur nº 3611-3655	00 56 24122800	Comuna de Macul	Chile	Chile
TELEPIZZA MEXICO. S.A. DE CV	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
PIZZAS DEL CENTRO, S.A. de CV	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
TODO PIZZA	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
AUSMEX	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
PIZZA CORPORATIVO	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
SERVICIOS FECA	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
PIZZA SERVICIOS ADMINISTRATIVO	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
INMOB. LOMBARD, S.A. DE C.V.	San Andres Atoto 50-A	00 52 5525811700	Naucalpan De Juarez	México	Mexico
PREST DE SV C&T DE IBER,SA DE CV	Hegel 141 4º Col Chapultepec Morales	00 52 5525811700	Mexico DF	México	Mexico
GRUPO C&T DE IBEROMERICA SA DE CV	Hegel 141 4º Col Chapultepec Morales	00 52 5525811700	Mexico DF	México	Mexico
RM MASTER	27 Rue Carnot	00 33 147588984	Levallois-Perret	Francia	France
TELEPIZZA FRANCE, S.A.	27,Rue Carnot	00 33 147588939	Levallois-Perret	Francia	France
TELEPIZZA MAROC S.A.	6, Rue de la Convention	00 21 222399950	Casablanca	Marruecos	Maroc
TELEPIZZA CZECH REPUBLIC, S.R.O.	Praha 2,Na Slupi cp134 c.org15	00 48 228641957	Praga	Chequia Czeck Republic	
LUBASTO HOLDING	Herengracht 216, 1016 BS	00 31 206241006	Amsterdam	Holanda	Holland
DOWNS VIEW	Herengracht 216, 1016 BS	00 31 206241006	Amsterdam	Holanda	Holland

Cuentas Anuales Consolidadas del Grupo Telepizza

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Informe de Auditoría de Cuentas Anuales Consolidadas

A los Accionistas de
Tele Pizza, S.A.

Hemos auditado las cuentas anuales consolidadas de Tele Pizza, S.A. (la Sociedad) y sociedades dependientes (el Grupo) que comprenden el balance de situación consolidado al 31 de diciembre de 2003 y la cuenta de pérdidas y ganancias y la memoria consolidadas correspondientes al ejercicio anual terminado en dicha fecha, cuya formulación es responsabilidad de los Administradores de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre las citadas cuentas anuales en su conjunto, basada en el trabajo realizado de acuerdo con las normas de auditoría generalmente aceptadas, que requieren el examen, mediante la realización de pruebas selectivas, de la evidencia justificativa de las cuentas anuales consolidadas y la evaluación de su presentación, de los principios contables aplicados y de las estimaciones realizadas.

De acuerdo con la legislación mercantil, los Administradores de la Sociedad presentan, a efectos comparativos, con cada una de las partidas del balance de situación y de la cuenta de pérdidas y ganancias consolidados, además de las cifras del ejercicio 2003, las correspondientes al ejercicio anterior. Nuestra opinión se refiere exclusivamente a las cuentas anuales consolidadas del ejercicio 2003. Con fecha 28 de febrero de 2003 emitimos nuestro informe de auditoría acerca de las cuentas anuales consolidadas del ejercicio 2002, en el que hacíamos referencia al cambio de criterio, con el que estábamos de acuerdo, en el reconocimiento de las deducciones pendientes de la aplicación regulado en los nuevos principios contables establecidos por Resolución del Instituto de Contabilidad y Auditoría de Cuentas de fecha 15 de marzo de 2002.

En nuestra opinión, las cuentas anuales consolidadas del ejercicio 2003 adjuntas expresan, en todos los aspectos significativos, la imagen fiel del patrimonio y de la situación financiera consolidados de Tele Pizza, S.A. y sociedades dependientes al 31 de diciembre de 2003 y de los resultados consolidados de sus operaciones durante el ejercicio anual terminado en dicha fecha y contienen la información necesaria y suficiente para su interpretación y comprensión adecuada, de conformidad con principios y normas contables generalmente aceptados que, guardan uniformidad con los aplicados en el ejercicio anterior.

El informe de gestión consolidado adjunto del ejercicio 2003 contiene las explicaciones que los Administradores consideran oportunas sobre la situación del Grupo, la evolución de sus negocios y sobre otros asuntos y no forma parte integrante de las cuentas anuales consolidadas. Hemos verificado que la información contable que contiene el citado informe de gestión concuerda con la de las cuentas anuales consolidadas del ejercicio 2003. Nuestro trabajo como auditores se limita a la verificación del informe de gestión con el alcance mencionado en este mismo párrafo y no incluye la revisión de información distinta de la obtenida a partir de los registros contables de Tele Pizza, S.A. y sus sociedades dependientes.

KPMG AUDITORES, S.L.

José Ignacio Leivar Aragón

19 de febrero de 2004

INSTITUTO DE
CENSORES JURADOS
DE CUENTAS DE ESPAÑA
Miembro ejerciente:
KPMG AUDITORES, S.L.
Año 2004 Nº 01SD-000035/152
COPIA GRATUITA
Este informe está sujeto a la tasa aplicable establecida en la Ley 44/2002 de 22 de noviembre.

KPMG Auditores S.L.
KPMG Auditores S.L. es miembro de KPMG International, Sociedad Suiza.

Inscrita en el Registro Oficial de Auditores de Cuentas con el n.º S0702, ***y en el Registro de Sociedades del Instituto de Auditores-Censores Jurados de Cuentas con el n.º 10.***
Reg. Mer. Madrid, T. 11.961, F. 84, Sec. 8, H. M-188.007, Inscrip. 1.ª
N.I.F. B-78510153

ISO 9001

TELE PIZZA, S.A. y SOCIEDADES DEPENDIENTES
Balances de Situación Consolidados
31 de diciembre de 2003 y 2002 (Expresados en miles de euros)

Activo	2003	2002
INMOVILIZADO		
Gastos de establecimiento (nota 4)	1.643	1.614
Inmovilizaciones inmateriales (nota 5)	22.350	21.487
Inmovilizaciones materiales (nota 6)	89.297	103.219
Inmovilizaciones financieras (nota 7)	31.886	18.247
Deudores por operaciones de tráfico a largo plazo (nota 11)	1.130	8.198
Acciones de la Sociedad dominante (nota 8)	8.862	5.832
	155.168	**158.597**
FONDO DE COMERCIO DE CONSOLIDACIÓN (nota 9)	**18.304**	**23.069**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**453**	**544**
ACTIVO CIRCULANTE		
Existencias (nota 10)	10.329	10.892
Deudores (nota 11)	32.885	56.994
Inversiones financieras temporales (nota 12)	2.464	8.308
Tesorería	9.899	5.631
Ajustes por periodificación	2.143	1.255
	57.720	**83.080**
	231.645	**265.290**

La memoria adjunta forma parte integrante de las cuentas anuales consolidadas de 2003.

Pasivo	2003	2002
FONDOS PROPIOS (nota 13)		
Capital suscrito	6.708	6.708
Prima de emisión	11.369	11.369
Otras reservas de la Sociedad dominante	73.388	61.494
Reservas en sociedades consolidadas	(17.385)	(1.871)
Beneficios/(pérdidas) del ejercicio atribuibles a la Sociedad dominante	(13.633)	5.410
	60.447	**83.110**
SOCIOS EXTERNOS (nota 14)	**1.548**	**2.813**
DIFERENCIA NEGATIVA DE CONSOLIDACIÓN (nota 15)	**-**	**408**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (nota 6)	**4.976**	**5.672**
PROVISIONES PARA RIESGOS Y GASTOS (nota 16)	**5.660**	**7.798**
ACREEDORES A LARGO PLAZO (nota 17)	**26.004**	**47.937**
ACREEDORES A CORTO PLAZO		
Deudas con entidades de crédito (nota 18)	75.805	62.807
Acreedores comerciales	42.294	41.702
Otras deudas no comerciales (nota 19)	12.219	11.828
Provisiones para operaciones de tráfico	161	232
Ajustes por periodificación	2.531	983
	133.010	**117.552**
	231.645	**265.290**

Cuentas de Pérdidas y Ganancias Consolidadas

31 de diciembre de 2003 y 2002 (Expresadas en miles de euros)

Gastos	2003	2002
Gastos de explotación		
Aprovisionamientos (nota 10)	77.444	80.546
Gastos de personal (nota 22)	90.319	91.847
Dotaciones para amortización de inmovilizado (notas 4, 5 y 6)	19.018	20.022
Variación de las provisiones de tráfico (notas 10 y 11)	6.573	(67)
Otros gastos de explotación	67.383	73.667
Total gastos de explotación	260.737	266.015
BENEFICIOS DE EXPLOTACIÓN	**30.285**	**35.101**
Gastos financieros		
Gastos financieros y asimilados	6.853	6.955
Participación en pérdidas de sociedades puestas en equivalencia (nota 7)	48	259
Amortización del fondo de comercio de consolidación (nota 9)	1.413	1.492
BENEFICIOS DE LAS ACTIVIDADES ORDINARIAS	**24.389**	**27.689**
Pérdidas y gastos extraordinarios		
Variación de las provisiones del inmovilizado (notas 5, 6 y 7)	29.371	-
Variación de las provisiones para acciones de la Sociedad dominante (nota 8)	(3.813)	7.697
Pérdidas procedentes del inmovilizado (nota 6)	12.604	6.745
Gastos extraordinarios (nota 23)	20.241	11.258
Gastos y pérdidas de otros ejercicios	2.124	1.082
Total pérdidas y gastos extraordinarios	60.527	26.782
BENEFICIOS CONSOLIDADOS ANTES DE IMPUESTOS	**-**	**8.410**
Impuesto sobre beneficios (nota 20)	-	2.045
BENEFICIOS CONSOLIDADOS DEL EJERCICIO	**-**	**6.365**
Resultado atribuido a socios externos (notas 13 y 14)	219	955
BENEFICIOS DEL EJERCICIO ATRIBUIBLES A LA SOCIEDAD DOMINANTE	**-**	**5.410**

La memoria adjunta forma parte integrante de las cuentas anuales consolidadas de 2003.

Ingresos	2003	2002
Ingresos de explotación		
Ventas netas (nota 21)	272.967	285.377
Otros ingresos de explotación		
Ingresos accesorios y otros de gestión corriente	18.055	15.140
Subvenciones	-	599
Total ingresos de explotación	**291.022**	**301.116**
Ingresos financieros		
Otros intereses e ingresos asimilados	2.418	1.294
Resultados financieros negativos	**4.435**	**5.661**
Beneficios e ingresos extraordinarios		
Beneficios por enajenación de inmovilizado	1.378	2.167
Subvenciones de capital transferidas al resultado del ejercicio (nota 6)	552	192
Ingresos extraordinarios	527	3.891
Ingresos y beneficios de otros ejercicios	2.009	1.253
Total beneficios e ingresos extraordinarios	**4.466**	**7.503**
Resultados extraordinarios negativos	**56.061**	**19.279**
PÉRDIDAS CONSOLIDADAS ANTES DE IMPUESTOS	**31.672**	**-**
Impuesto sobre beneficios (nota 20)	18.258	-
PÉRDIDAS CONSOLIDADAS DEL EJERCICIO	**13.414**	**-**
PÉRDIDAS DEL EJERCICIO ATRIBUIBLE A LA SOCIEDAD DOMINANTE	**13.633**	**-**

(1) Naturaleza, Actividades y Composición del Grupo

Tele Pizza, S.A. (la Sociedad dominante) se constituyó como sociedad anónima en España el 15 de junio de 1988, por un período de tiempo indefinido. Su domicilio social se encuentra en Madrid.

Constituye el objeto social de la Sociedad dominante la realización de estudios económicos, la promoción de ventas de todo tipo de productos por cuenta de terceros, incluyendo buzoneo, la importación y exportación de toda clase de productos y materias primas, la fabricación, distribución y comercialización de productos destinados al consumo humano, por cuenta propia o de terceros y el alquiler a terceros de maquinaria y bienes de equipo. Las actividades que integran el objeto social podrán ser desarrolladas total o parcialmente de modo indirecto, en cualquiera de las formas admitidas en derecho y, en particular, a través de la titularidad de acciones o de participaciones con objeto idéntico o análogo.

La actividad principal de Tele Pizza, S.A. y sus sociedades dependientes (el Grupo) consiste en la gestión y explotación de tiendas bajo las marcas Telepizza y Pizza World para consumo en domicilio y en local, que al 31 de diciembre de 2003 desarrolla a través de locales propios y en régimen de franquicia, situados principalmente en España, Portugal, Polonia y Chile. Durante el presente ejercicio el Grupo ha llevado a cabo un cambio de imagen de marca global que ha abarcado desde el grafismo de la marca ("telepizza"), al diseño interior y exterior de las tiendas (véase la nota 6). Otras actividades incluyen la fabricación de productos lácteos relacionados con el queso.

La actividad de franquicias consiste principalmente en el asesoramiento de la gestión de tiendas de terceros que operan con las marcas TelePizza (o "telepizza") y Pizza World, recibiendo el Grupo como contraprestación un porcentaje sobre las ventas de sus franquiciados (royalty).

Asimismo, el Grupo centraliza la actividad de promoción y publicidad de todas las tiendas que operan bajo las mencionadas marcas.

Durante el ejercicio 2002 la Sociedad dominante llevó a cabo la construcción de una nueva fábrica en Daganzo (Madrid), que ha comenzado su actividad en el ejercicio 2003 y da servicio a todas las tiendas existentes en España explotadas directamente por el Grupo TelePizza o a través de sus franquiciados.

La relación de sociedades y subgrupos dependientes que forman el Grupo Tele Pizza, así como los porcentajes de participación y el detalle de sus respectivos fondos propios al 31 de diciembre de 2003 se presentan en el anexo I adjunto, el cual forma parte integrante de esta nota. Ninguna de las sociedades dependientes tiene admitidas sus acciones a cotización en el mercado de valores.

Durante el ejercicio 2003 el Grupo ha decidido poner fin a los acuerdos de co-inversión y masterfranquicia en México y Francia, dejando de operar en ambos países (véase nota 6).

El 9 de mayo de 2003 la Sociedad dominante, en su condición de Accionista y Socio Único de Telepizza Granada, S.A. y Telepizza Algeciras, S.L., respectivamente, acordó la extinción por disolución sin liquidación de estas sociedades y la cesión en bloque de todo su patrimonio a Tele Pizza, S.A., la cual adquirió a título universal todos los derechos y obligaciones. Esta operación se llevó a cabo con efectos contables 1 de mayo de 2003.

Durante el ejercicio 2003, el Grupo ha incrementado un 11,9 % su participación en Telepizza Chile, S.A.

(2) Bases de Presentación

Estas cuentas anuales consolidadas se presentan de acuerdo con lo establecido en las normas para la formulación aprobadas en el Real Decreto 1815/1991, de 20 de diciembre y se han preparado a partir de los registros de contabilidad de Tele Pizza, S.A. y sus sociedades dependientes. En cumplimiento de la legislación vigente, los Administradores de la Sociedad dominante han formulado estas cuentas anuales consolidadas, con objeto de mostrar la imagen fiel del patrimonio y de su situación financiera consolidados, así como los resultados de las operaciones del Grupo correspondientes al ejercicio 2003.

Las cuentas anuales individuales de la Sociedad dominante y de las sociedades dependientes correspondientes al ejercicio 2003, incluidas en el proceso de consolidación, se encuentran pendientes de aprobación por las respectivas Juntas Generales de Accionistas. No obstante, los Administradores de la Sociedad dominante estiman que serán aprobadas sin variaciones significativas.

Como requiere la normativa contable, el balance de situación y la cuenta de pérdidas y ganancias consolidados del ejercicio 2003 recogen, a efectos comparativos, las cifras correspondientes al ejercicio anterior, que formaban parte de las cuentas anuales consolidadas de 2002 aprobadas por los Accionistas de la Sociedad dominante en Junta de fecha 24 de junio de 2003. De acuerdo con lo permitido por esta normativa, la Sociedad dominante ha optado por omitir en esta memoria consolidada los datos comparativos del ejercicio anterior.

El Grupo muestra un fondo de maniobra negativo al 31 de diciembre de 2003. A este respecto los Administradores de la Sociedad dominante consideran que la generación recurrente de caja del Grupo y la no necesidad de financiaciones extraordinarias tras haber completado las inversiones de inmovilizado más significativas, permitirán atender debidamente los compromisos de pago que, en todo caso, incluyen líneas de crédito cuya renovación, total o parcial, se realizará en caso de ser necesario.

Entre sus prioridades, el Grupo está revisando la estructura financiera con objeto de adecuar la misma a los planes futuros.

(3) Principios Contables y Normas de Valoración Aplicados

Las cuentas anuales consolidadas han sido preparadas de acuerdo con los principios contables y normas de valoración y clasificación contenidos en el Plan General de Contabilidad y en las Normas para la Formulación de Cuentas Anuales Consolidadas. Los principales aplicados son los siguientes:

(a) Principios de consolidación

Los principios de consolidación más importantes aplicados de acuerdo con lo dispuesto en el Real Decreto 1815/1991, de 20 de diciembre han sido los siguientes:

• Las cuentas anuales consolidadas se han obtenido mediante la integración global de las cuentas anuales de las sociedades dependientes en las cuales Tele Pizza, S.A. posee un porcentaje de participación directa o indirecta superior al 50%, y mediante la puesta en equivalencia de las sociedades en las que el porcentaje de participación directa o indirecta resulta inferior o igual al 50%, no ejerciendo Tele Pizza, S.A. un dominio efectivo.

• Los saldos, transacciones y beneficios no realizados por operaciones significativas entre las sociedades consolidadas, han sido eliminados en el proceso de consolidación.

• En las sociedades dependientes en las que existen, en su caso, criterios de contabilización y valoración distintos a los utilizados por la Sociedad dominante, se ha procedido a su ajuste en el proceso de consolidación, con el fin de preparar las cuentas anuales consolidadas del Grupo sobre una base homogénea.

• Las diferencias positivas entre el valor neto contable de las participaciones en las sociedades dependientes y la parte proporcional de los fondos propios que presentaban dichas sociedades en la fecha de primera consolidación o posteriormente en la toma de participaciones, se recogen en el activo del balance de situación consolidado bajo el epígrafe de "Fondo de comercio de consolidación" y se amortizan linealmente en un plazo de veinte años, período en el cual los Administradores de la Sociedad dominante consideran que contribuirán a la obtención de beneficios. Las diferencias negativas, calculadas de igual modo, se registran bajo el epígrafe de "Diferencia negativa de consolidación" en el pasivo del balance de situación consolidado.

• Las participaciones de terceros en los fondos propios y en los resultados del ejercicio de las sociedades consolidadas por el método de integración global, se reflejan bajo los epígrafes de "Socios externos" del balance de situación consolidado y "Resultado atribuido a socios externos" de la cuenta de pérdidas y ganancias consolidada.

• Las partidas del balance de situación y de la cuenta de pérdidas y ganancias de las sociedades extranjeras incluidas en el perímetro de consolidación han sido convertidas a euros aplicando el método del tipo de cambio de cierre y a tipo de cambio medio respectivamente. La diferencia entre los fondos propios de las sociedades extranjeras convertidos al tipo de cambio histórico y la situación patrimonial neta resultante de la conversión de los bienes, derechos y obligaciones al tipo de cambio vigente en la fecha de cierre del ejercicio, se ha registrado en el epígrafe de "Diferencias de conversión" de los fondos propios consolidados.

• El ejercicio económico y fiscal de todas las sociedades del Grupo coincide con el año natural.

(b) Gastos de establecimiento

Los gastos de primer establecimiento recogen principalmente los gastos incurridos en las aperturas de nuevas tiendas y los gastos relacionados con la puesta en funcionamiento de la actividad productiva de la nueva fábrica (véase nota 1). Los gastos de establecimiento se muestran al coste, netos de la correspondiente amortización acumulada, que se calcula utilizando el método lineal sobre un período de cinco años.

(c) Inmovilizaciones inmateriales

El inmovilizado inmaterial se valora a su coste de adquisición o coste directo de producción, según proceda, y se presenta neto de su correspondiente amortización acumulada, conforme a los siguientes criterios:

• Los costes incurridos en cada proyecto individualizado de investigación y desarrollo se capitalizan cuando existen motivos fundados de su éxito técnico y rentabilidad económico-comercial, llevándose directamente a pérdidas en caso contrario. Los costes capitalizados se amortizan linealmente durante un período de cinco años en que se estima que se benefician las operaciones del Grupo.

• Las concesiones, patentes, licencias, marcas y similares se encuentran valorados a su precio de adquisición y se amortizan linealmente en cuatro años en que se estima que contribuyen a la obtención de ingresos.

Los cánones anticipados por la adjudicación de concesiones administrativas que se incluyen en esta misma cuenta, se amortizan linealmente en el plazo de explotación fijado en cada concesión.

• El fondo de comercio puesto de manifiesto por adquisiciones onerosas, se encuentra valorado a su precio de adquisición. El fondo de comercio surgido en operaciones de absorción se corresponde con la diferencia entre el valor neto contable de las participaciones de Tele Pizza, S.A. y los fondos propios de las sociedades absorbidas, considerando el valor de mercado como límite máximo. El fondo de comercio se amortiza de acuerdo con un plan sistemático durante un plazo de veinte años en que se estima que contribuye a la obtención de ingresos.

• Las aplicaciones informáticas figuran por los costes incurridos y se amortizan, una vez concluida la instalación, linealmente en un período de cuatro años en que está prevista su utilización. Los costes de mantenimiento se llevan a gastos en el momento en que se incurren.

• Los derechos de uso y de opción de compra derivados de la utilización de inmovilizados materiales contratados en régimen de arrendamiento financiero, se registran por el valor de contado del bien en el momento de la adquisición. La amortización de estos derechos se realiza linealmente durante la vida útil del bien arrendado. En el pasivo se refleja la deuda total por las cuotas de arrendamiento más el importe de la opción de compra. La diferencia inicial entre la deuda total y el valor de contado del bien, equivalente al gasto financiero de la operación, se contabiliza como gastos a distribuir en varios ejercicios y se imputan a resultados durante el plazo de cada contrato con un criterio financiero. En el momento en que se ejercita la opción de compra, el coste y la amortización acumulada de estos bienes se traspasan a los conceptos correspondientes del inmovilizado material.

• El Grupo realiza dotaciones a la provisión por depreciación de determinados bienes del inmovilizado inmaterial cuando entiende que, debido a las circunstancias del mercado de carácter reversible, su valor de mercado es inferior al valor neto contable de los mismos.

(d) Inmovilizaciones materiales

El inmovilizado material se presenta por su coste de adquisición, deducidas las amortizaciones acumuladas correspondientes.

La amortización de los elementos del inmovilizado material se realiza sobre los valores de coste, siguiendo el método lineal durante los siguientes años de vida útil estimados:

Construcciones	33
Instalaciones técnicas y maquinaria	6 - 10
Otro inmovilizado	
Otras instalaciones, utillaje y mobiliario	6 - 10
Elementos de transporte	2 - 6
Equipos para procesos de información	4 - 5

Los gastos de mantenimiento y reparaciones del inmovilizado material que no mejoran su utilización o prolongan su vida útil, se cargan a la cuenta de pérdidas y ganancias consolidada en el momento en que se producen.

El Grupo realiza dotaciones a la provisión por depreciación de determinados bienes del inmovilizado material cuando entiende que, debido a las circunstancias del mercado de carácter reversible, su valor de mercado es inferior al valor neto contable de los mismos.

(e) Inmovilizaciones financieras

Las participaciones en el capital de sociedades puestas en equivalencia, se presentan por el valor teórico contable al cierre del ejercicio.

Se dotan las oportunas provisiones por depreciación de los valores mobiliarios cuando se aprecian circunstancias de suficiente entidad y clara constancia. A estos efectos, cuando se trata de participaciones en capital, se provisiona el exceso del coste de adquisición sobre el valor teórico contable de las participaciones, corregido por las plusvalías tácitas adquiridas que subsisten al cierre del ejercicio.

(f) Acciones propias de la Sociedad dominante

Las acciones propias se valoran a su coste medio ponderado de adquisición.

Se dotan las oportunas provisiones por depreciación de acciones propias, en los mismos casos que los indicados en el apartado (e) anterior.

(g) Gastos a distribuir en varios ejercicios

Incluyen los gastos de formalización de préstamos e intereses diferidos de deudas, que se imputan a resultados durante el plazo de vencimiento de las correspondientes deudas de acuerdo con un método financiero.

(h) Existencias

Las existencias se muestran valoradas a precio de adquisición o coste de producción, como sigue:

- Materias primas, existencias comerciales y otros aprovisionamientos: Precio de adquisición de acuerdo con el coste medio ponderado.

- Productos terminados y en curso: Coste medio ponderado de los consumos de materias primas y otros materiales, incorporando la parte aplicable de costes directos e indirectos de mano de obra y de gastos generales de fabricación.

El Grupo realiza dotaciones a la provisión por depreciación de aquellas existencias cuyo coste excede a su valor de mercado o cuando existen dudas de su recuperabilidad.

(i) Deudores

El Grupo sigue el criterio de dotar provisiones para insolvencias con el fin de cubrir los saldos de determinada antigüedad o en los que concurren circunstancias que permiten razonablemente su calificación como de dudoso cobro.

(j) Transacciones en moneda extranjera

Las transacciones en moneda extranjera se registran contablemente por su contravalor en la moneda del país donde está domiciliada cada sociedad del Grupo, utilizando los tipos de cambio vigentes en las fechas en que se realizan. Los beneficios o pérdidas por diferencias de cambio surgidas en la cancelación de saldos en moneda extranjera, se reconocen en la cuenta de pérdidas y ganancias consolidada en el momento en que se producen.

Los saldos a cobrar y a pagar en moneda extranjera al cierre del ejercicio se valoran en la moneda del país donde está domiciliada cada sociedad del Grupo a tipos de cambio vigentes al 31 de diciembre, reconociéndose como gastos las pérdidas netas de cambio no realizadas, determinadas para grupos de divisas de similar vencimiento y comportamiento en el mercado, y difiriéndose hasta su vencimiento los beneficios netos no realizados, determinados de igual modo.

La conversión a euros de las partidas del balance de situación y de la cuenta de pérdidas y ganancias de las sociedades dependientes domiciliadas en el extranjero, incluidas en el perímetro de consolidación, se ha efectuado según lo indicado en la nota 3 (a).

(k) Corto/largo plazo

En el balance de situación consolidado se clasifican a corto plazo los créditos y deudas con vencimiento igual o inferior a doce meses, y a largo plazo en el caso contrario.

(l) Indemnizaciones por despido

Excepto en el caso de causa justificada, las sociedades vienen obligadas a indemnizar a sus empleados cuando se prescinde de sus servicios.

Ante la ausencia de cualquier necesidad previsible de terminación anormal de empleo y dado que no reciben indemnizaciones aquellos empleados que se jubilan o cesan voluntariamente en sus servicios, los pagos por indemnizaciones, cuando surgen, se cargan a gastos en el momento en que se toma la decisión de efectuar el despido.

Las indemnizaciones por despido debidas a reestructuraciones se registran en el epígrafe de gastos extraordinarios.

(m) Impuesto sobre beneficios

Dado que el grupo de sociedades no se encuentra acogido al régimen de tributación consolidada, el ingreso neto por impuesto sobre beneficios del ejercicio 2003 reflejado en estas cuentas anuales consolidadas resulta de la agregación de los gastos e ingresos por impuesto sobre beneficios o pérdidas de las sociedades del Grupo individualmente consideradas.

El gasto o ingreso por impuesto sobre beneficios de cada ejercicio se calcula sobre el resultado económico, corregido por las diferencias de naturaleza permanente con los criterios fiscales y tomando en cuenta las bonificaciones y deducciones aplicables. El efecto impositivo de las diferencias temporales se incluye, cuando procede, en las correspondientes partidas de impuestos anticipados o diferidos del balance de situación consolidado.

Conforme a lo establecido en la Resolución de 15 de marzo de 2002 del Instituto de Contabilidad y Auditoría de Cuentas, el Grupo ha reconocido en los ejercicios 2002 y 2003 las deducciones por doble imposición pendientes de aplicar.

Los créditos fiscales por pérdidas compensables y las deducciones de la cuota del Impuesto sobre beneficios pendientes de aplicar, se reconocen como impuestos anticipados cuando su realización futura está razonablemente asegurada en base a la rentabilidad estimada en el curso normal del negocio. En caso contrario, se reconocen como menor gasto de impuestos en el ejercicio en que tiene lugar la compensación.

En opinión de los Administradores de la Sociedad dominante, las previsiones para los próximos ejercicios están basadas en estimaciones conservadoras y prevén beneficios sostenibles que aseguran la recuperación de los mencionados créditos.

(n) Subvenciones de capital

Las subvenciones de capital no reintegrables figuran en el pasivo del balance de situación consolidado por el importe original concedido una vez que se cumplen las condiciones para su concesión, y se imputan linealmente a resultados durante un período de tiempo equivalente a la vida útil de los elementos del inmovilizado material financiados con dichas subvenciones.

(4) Gastos de Establecimiento

Su movimiento durante el ejercicio 2003 es el siguiente:

	Miles de euros
Saldo al 1 de enero	1.614
Altas	452
Bajas	(291)
Traspasos (notas 5 y 6)	977
Amortización del ejercicio	(1.109)
Saldo al 31 de diciembre	**1.643**

Los saldos se presentan netos de su correspondiente amortización acumulada.

Las altas y traspasos del ejercicio corresponden principalmente a los gastos incurridos en la apertura de nuevas tiendas y en la puesta en funcionamiento de la actividad productiva de la nueva fábrica (véase nota 1).

(5) Inmovilizaciones inmateriales

La composición y movimiento de este epígrafe del balance de situación consolidado son como sigue:

Miles de euros

	Saldos 31.12.02	Altas	Bajas	Traspasos (notas 4, 6 y 9)	Otros movimientos	Saldos 31.12.03
Coste						
Gastos de investigación y desarrollo	54	32	-	42	-	128
Concesiones, patentes, licencias y marcas	3.596	56	(45)	-	2	3.609
Fondo de comercio	13.070	86	(644)	3.423	5	15.940
Aplicaciones informáticas	6.452	821	(192)	(222)	(36)	6.823
Derechos s/ bienes en régimen de arrendamiento financiero	7.536	12	-	341	-	7.889
	30.708	**1.007**	**(881)**	**3.584**	**(29)**	**34.389**
Amortización acumulada						
Gastos de investigación y desarrollo	-	(11)		(5)	-	(16)
Concesiones, patentes, licencias y marcas	(2.440)	(222)	22	-	-	(2.640)
Fondo de comercio	(2.973)	(734)	-	(367)	(1)	(4.075)
Aplicaciones informáticas	(2.800)	(1.210)	25	8	16	(3.961)
Derechos s/bienes en régimen de arrendamiento financiero	(996)	(353)	10	95	-	(1.244)
	(9.209)	**(2.530)**	**57**	**(269)**	**15**	**(11.936)**
Menos, provisiones	(12)	(91)	-	-	-	(103)
	21.487	**(1.614)**	**(824)**	**3.315**	**(14)**	**22.350**

El Grupo utiliza mediante contratos de arrendamiento financiero, determinados elementos del inmovilizado, cuya situación se resume como sigue:

Miles de euros

Bien	Fecha del contrato	Número de cuotas mensuales	Valor de contado	Importe de la cuota	Opción de compra
Locales comerciales (9)	01/94 - 11/95	120	2.699	31	148
Mobiliario oficinas (3)	11/02 - 01/03	36	943	27	27
Instalaciones	04/94- 12/03	120	3.820	26	207
Equipos informáticos	05/02	36	427	12	12
Total coste			7.889		
Menos, amortización acumulada			(1.244)		
			6.645		

El resumen de los pasivos derivados de estas operaciones al 31 de diciembre de 2003 es como sigue:

Miles de euros

Importe total de las operaciones	9.372
Pagos realizados	
En ejercicios anteriores	(5.109)
En el ejercicio	(1.015)
Acreedores por arrendamiento financiero	**3.248**

estos pasivos se desglosan en:

	Largo plazo	Corto plazo	Total
			Miles de euros
Principal	2.113	959	3.072
Intereses	79	44	123
IVA	10	43	53
	2.202	**1.046**	**3.248**
	(nota 17)	(nota 18)	

El Grupo tiene contratadas pólizas de seguros suficientes para cubrir los riesgos que pudieran producirse en sus elementos de inmovilizado inmaterial.

(6) Inmovilizaciones Materiales

La composición y movimiento de este epígrafe del balance de situación consolidado son como sigue:

Miles de euros

	Saldos 31.12.02	Altas	Bajas	Traspasos (notas 4 y 5)	Otros movimientos	Saldos 31.12.03
Coste						
Terrenos y construcciones	32.094	3.775	(556)	88	(954)	34.447
Instalaciones técnicas y maquinaria	113.282	13.348	(19.112)	196	(3.740)	103.974
Otro inmovilizado	37.256	7.058	(8.437)	(1.430)	(1.607)	32.840
	182.632	**24.181**	**(28.105)**	**(1.146)**	**(6.301)**	**171.261**
Amortización acumulada						
Construcciones	(5.560)	(1.508)	26	-	200	(6.842)
Instalaciones técnicas y maquinaria	(50.157)	(9.984)	6.914	(97)	883	(52.441)
Otro inmovilizado	(23.252)	(3.887)	6.086	7	1.178	(19.868)
	(78.969)	**(15.379)**	**13.026**	**(90)**	**2.261**	**(79.151)**
Menos, provisiones						
Instalaciones técnicas y maquinaria	(444)	(2.420)	51	-	-	(2.813)
	103.219	**6.382**	**(15.028)**	**(1.236)**	**(4.040)**	**89.297**

Las altas corresponden principalmente a la finalización de las obras, compra de maquinaria y montaje de instalaciones técnicas de la nueva fábrica en Daganzo (Madrid) destinada a la producción de masa y distribución de productos, así como las inversiones por el cambio de imagen de marca global en las tiendas y en la sede social en Madrid (véase nota 1).

Las bajas incluyen los elementos de inmovilizado material del Grupo Telepizza México por el importe de su valor neto contable de 8.275 miles de euros (vease nota 1).

Asimismo, las bajas incluyen los elementos de inmovilizado afectos al cambio de imagen de marca global (véase nota 1) y la resolución de contratos de alquiler de determinadas tiendas, generándose una pérdida por estos conceptos de 2.341 miles de euros.

La dotación a la provisión por depreciación del ejercicio 2003 corresponde a activos no afectos a la actividad.

Otros movimientos recogen principalmente diferencias de conversión.

El detalle de los activos totalmente amortizados a 31 de diciembre de 2003 es el siguiente:

	Miles de euros
Instalaciones técnicas y maquinaria	14.611
Otro inmovilizado	14.270
	28.881

Al 31 de diciembre de 2003 existen las siguientes inversiones en inmovilizado material situadas fuera del territorio español:

			Miles de euros
	Coste	**Amortización acumulada**	**Valor Neto**
Terrenos y construcciones	14.574	(4.512)	10.062
Instalaciones técnicas y maquinaria	10.701	(4.454)	6.247
Otro inmovilizado	6.652	(3.130)	3.522
	31.927	**(12.096)**	**19.381**

El Grupo tiene contratadas pólizas de seguros suficientes para cubrir los riesgos que pudieran producirse en sus elementos del inmovilizado material.

Al cierre del ejercicio existían subvenciones oficiales de capital, de carácter no reintegrable. El detalle de ingresos por subvenciones a distribuir en varios ejercicios es como sigue:

	Miles de euros
Subvenciones recibidas	6.492
Altas	7
	6.499
Menos, ingresos reconocidos	
En ejercicios anteriores	(820)
En el ejercicio	(552)
Menos, cancelaciones 2003	(151)
	4.976

Estas subvenciones incluyen principalmente la concedida por la Comunidad de Madrid como ayuda a la mejora de las condiciones de elaboración y comercialización de masas y otros productos preparados para pizza en la nueva fábrica de Daganzo (Madrid).

El Grupo tiene el compromiso de mantener durante cinco años, a partir de la última justificación de la inversión, los inmovilizados materiales financiados con estas subvenciones así como las actividades a las que están sujetas. El Grupo estima que se mantienen las condiciones originalmente establecidas para la concesión de dichas subvenciones.

Al 31 de diciembre de 2003, se encuentran pendientes de cobro 662 miles de euros a largo plazo (véase nota 7) y 3.004 miles de euros a corto plazo (véase nota 11).

(7) Inmovilizaciones Financieras

La composición de este epígrafe del balance de situación consolidado y su movimiento durante el ejercicio 2003 son como sigue:

						Miles de euros
	Saldos 31.12.02	**Altas**	**Bajas**	**Traspasos a corto plazo (notas 11 y 12)**	**Otros movimientos**	**Saldos 31.12.03**
Participaciones en sociedades puestas en equivalencia	2.177	95	(215)	-	-	2.057
Cartera de valores a largo plazo	4.299	25.373	-	(29.599)	-	73
Crédito por subvenciones concedidas (nota 6)	3.179	-	-	(2.517)	-	662
Otros créditos	-	97	-	-	-	97
Depósitos y fianzas	2.614	217	(487)	-	39	2.383
Crédito por pérdidas a compensar a largo plazo (nota 20)	7.323	17.381	-	-	(90)	24.614
Deducciones pendientes de aplicar a largo plazo (nota 20)	-	2.000	-	-	-	2.000
	19.592	**45.163**	**(702)**	**(32.116)**	**(51)**	**31.886**
Menos provisiones						
Cartera de valores largo plazo	(1.345)	(26.911)	-	28.256	-	-
	18.247	**18.252**	**(702)**	**(3.860)**	**(51)**	**31.886**

Las altas del ejercicio 2003 en cartera de valores a largo plazo corresponden fundamentalmente a las adecuaciones de participaciones en Sociedades locales en México y Francia, mediante la capitalización de créditos que el Grupo mantenía. Durante el ejercicio 2004 se procederá a su liquidación de acuerdo con la decisión del Grupo de poner fin a sus operaciones en dichos países.

Por este motivo, al 31 de diciembre de 2003 el Grupo ha reclasificado a inversiones financieras temporales estas participaciones así como otras consideradas no permanentes que asimismo van a ser objeto de liquidación durante 2004.

El detalle por sociedades de las participaciones puestas en equivalencia, es el siguiente:

	Saldos 31.12.02	Participación resultado 2003	Dividendos	Saldos 31.12.03
				Miles de euros
Fasgel, S.A.	284	95	(72)	307
A Tu Hora, S.A.	1.904	(143)	-	1.761
Velázquez 25, S.A. (en liquidación)	(11)	-	-	(11)
	2.177	**(48)**	**(72)**	**2.057**

(8) Acciones de la Sociedad Dominante

El movimiento de este epígrafe del balance de situación consolidado ha sido el siguiente:

	Saldos 31.12.02	Bajas	Cesión	Saldos 31.12.03
				Miles de euros
Coste de adquisición	35.263	(2.590)	(23.811)	8.862
Menos, provisiones	(29.431)	1.807	27.624	-
	5.832	**(783)**	**3.813**	**8.862**

Durante el ejercicio 2003 el Grupo ha realizado venta en el mercado bursátil de 569.911 títulos por importe de 783 miles de euros.

Con fecha 2 de diciembre de 2003 la Sociedad dominante procedió a la venta de los 7.205.152 títulos restantes a una entidad financiera (véase nota 18), obligándose a la recompra de las mismas en un plazo máximo de seis meses. El 30 de diciembre de 2003, la Sociedad dominante cedió la obligación de recompra de las acciones a su filial Elaboración y Suministro de Alimentos, S.A. (Eysal) en los mismos términos establecidos con la mencionada entidad financiera, fijándose su precio de venta en 8.862 miles de euros, en función de la cotización bursátil a dicha fecha.

Como consecuencia de lo anterior, la Sociedad dominante ha procedido a traspasar la reserva indisponible para acciones propias que tenía constituida a reservas voluntarias.

(9) Fondo de Comercio de Consolidación

La composición de este epígrafe del balance de situación consolidado y su movimiento durante el ejercicio 2003 son como sigue:

	Saldos al 31.12.02	Altas	Bajas	Traspasos (nota 5)	Saldos al 31.12.03
					Miles de euros
Coste					
Grupo Eysal	7.208	-	-	-	7.208
Telepizza Insular, S.A.	2.422	-	-	(1.579)	843
Mixor, S.A.	6.735	-	-	-	6.735
Telepizza1, S.A.	6.764	-	-	-	6.764
Sedes, S.A.	2.512	-	-	-	2.512
Grupo Telepizza Portugal	1.091	-	-	-	1.091
Telepizza Granada, S.A.	2.272	-	-	(2.272)	-
Resto	1.014	190	(512)	-	692
	30.018	**190**	**(512)**	**(3.851)**	**25.845**
Amortización acumulada					
Grupo Eysal	(1.241)	(360)	-	-	(1.601)
Telepizza Insular, S.A.	(750)	(80)	-	367	(463)
Mixor, S.A.	(2.077)	(336)	-	-	(2.413)
Telepizza 1, S.A.	(1.353)	(338)	-	-	(1.691)
Sedes, S.A.	(574)	(125)	-	-	(699)
Grupo Telepizza Portugal	(434)	(54)	-	-	(488)
Telepizza Granada, S.A.	(346)	(82)	-	428	-
Resto	(174)	(38)	26		(186)
	(6.949)	**(1.413)**	**26**	**795**	**(7.541)**
	23.069	**(1.220)**	**(486)**	**(3.056)**	**18.304**

(10) Existencias

Este epígrafe recoge productos alimenticios y otros.

Los gastos por aprovisionamientos de existencias durante 2003 han sido los siguientes:

	Miles de euros
Compras netas	77.564
Variación de existencias	(120)
	77.444

Durante el ejercicio 2003 el Grupo ha dotado una provisión por depreciación de existencias por importe de 29 miles de euros.

El Grupo tiene contratadas pólizas de seguros suficientes para cubrir los riesgos que pudieran producirse en sus existencias.

(11) Deudores a Corto y Largo Plazo

El detalle de los deudores al 31 de diciembre de 2003 es como sigue:

		Miles de euros
	Largo plazo	**Corto plazo**
Clientes	1.130	16.465
Anticipos a acreedores	-	1.190
Empresas asociadas no consolidadas	-	5.649
Deudores varios	-	2.092
Personal	-	27
Administraciones públicas	-	16.508
	1.130	**41.931**
Menos, provisiones para insolvencias	-	(9.046)
	1.130	**32.885**

El desglose por vencimientos de los saldos de clientes a largo plazo es como sigue:

	Miles de euros
A dos años	412
A tres años	333
A cuatro años	300
A cinco años	85
	1.130

Los saldos deudores con Administraciones públicas son los siguientes:

	Miles de euros
Hacienda Pública, deudora	
Por devolución de impuestos	1.844
Por IVA soportado	738
Retenciones y pagos a cuenta	1.112
Organismos de la Seguridad Social deudores	3
Por subvenciones concedidas (nota 6)	3.004
Impuesto sobre beneficios anticipado (nota 20)	960
Deducciones pendientes de aplicar (nota 20)	4.333
Crédito por pérdidas a compensar a corto plazo (nota 20)	4.514
	16.508

El movimiento de la provisión para insolvencias durante 2003 es el siguiente:

	Miles de euros
Saldo al 1 de enero	3.011
Dotaciones	6.634
Reversiones	(90)
Traspasos	(509)
Saldo al 31 de diciembre	**9.046**

(12) Inversiones Financieras Temporales

La composición de este epígrafe del balance de situación consolidado y su movimiento durante el ejercicio 2003 son como sigue:

Miles de euros

	Saldos 31.12.02	Altas	Bajas	Traspasos (nota 7)	Otros movimientos	Saldos 31.12.03
Participaciones no permanentes	430	-	(399)	29.599	(931)	28.699
Créditos a empresas asociadas no consolidadas	5.320	-	(4.284)	-	(1.036)	-
Cartera de valores a corto plazo	1.531	1.010	(2.521)	-	-	20
Otros créditos a corto plazo	1.200	1.080	(653)	154	(21)	1.760
Depósitos y fianzas a corto plazo	451	46	(246)	(154)	-	97
	8.932	**2.136**	**(8.103)**	**29.599**	**(1.988)**	**30.576**
Provisión por depreciación	(624)	-	473	(28.256)	295	(28.112)
	8.308	**2.136**	**(7.630)**	**1.343**	**(1.693)**	**2.464**

(13) Fondos Propios

El detalle y movimiento de los fondos propios consolidados durante el ejercicio 2003, se muestran en el anexo II adjunto, el cual forma parte integrante de esta nota.

(a) Capital suscrito

Al 31 de diciembre de 2003 el capital social de la Sociedad dominante está representado por 223.597.400 acciones nominativas de 0,03 euros cada una, totalmente suscritas y desembolsadas. Todas las acciones gozan de iguales derechos políticos y económicos. Al 31 de diciembre de 2003 no existen accionistas con participaciones superiores al 10% del capital social.

La totalidad de las acciones de la Sociedad dominante están admitidas a cotización oficial.

(b) Prima de emisión

La prima de emisión tiene las mismas restricciones y puede destinarse a los mismos fines que las reservas voluntarias de la Sociedad dominante, incluyendo su conversión en capital social.

(c) Reserva legal

Las sociedades están obligadas a destinar el 10% de los beneficios de cada ejercicio a la constitución de un fondo de reserva hasta que éste alcance, al menos, el 20% del capital social. Esta reserva no es distribuible a los accionistas y sólo podrá ser utilizada para, en el caso de no tener otras reservas disponibles, compensar pérdidas. También bajo determinadas condiciones se podrá destinar a incrementar el capital social.

(d) Reservas voluntarias

Las reservas voluntarias, junto con la prima de emisión son de libre disposición, salvo por el importe de 11.491 miles de euros correspondientes a los gastos de establecimiento, gastos de investigación y desarrollo y fondo de comercio pendientes de amortizar por la Sociedad dominante al 31 de diciembre de 2003, y siempre que, de acuerdo con lo contemplado en el artículo 213 de la Ley de Sociedades Anónimas, el valor neto contable de los fondos propios de la Sociedad dominante, a consecuencia del reparto, no resulte ser inferior al capital social.

(e) Otras reservas de la Sociedad dominante

Corresponden a las generadas como consecuencia de aquellos ajustes de consolidación que tienen su efecto en la Sociedad dominante.

(f) Reservas en sociedades consolidadas por integración global

Su detalle es el siguiente:

Miles de euros

	Saldos 31.12.02	Resultados individuales	Ajustes consolidación	Socios externos	Otros movimientos	Dividendos	Saldos 31.12.03
Grupo Eysal	10.572	4.172	(819)	-	(334)	(3.220)	10.371
Telepizza Insular, S.A.	1.994	1.616	(1.252)	(792)	225	(222)	1.569
Mixor, S.A.	2.616	(38)	-	-	-	-	2.578
Telepizza 1, S.A.	4.196	659	-	-	-	(3.000)	1.855
Sedes, S.L.	2.232	324	-	-	-	(2.500)	56
Grupo Telepizza Chile	3.973	1.156	-	(138)	3	-	4.994
Grupo Telepizza Portugal	445	1.200	-	-	(7)	(600)	1.038
Grupo Telepizza México	(4.744)	(697)	-	-	-	-	(5.441)
Telepizza France, S.A.	(8.809)	(313)	(50)	-	(198)	-	(9.370)
Resto	(895)	409	(1)	(25)	448	(1.899)	(1.963)
	11.580	**8.488**	**(2.122)**	**(955)**	**137**	**(11.441)**	**5.687**

(g) Reservas en sociedades puestas en equivalencia

Su detalle es el siguiente:

Miles de euros

	Saldos 31.12.02	Resultado 2002	Otros movimientos	Saldos 31.12.03
Fasgel, S.A.	217	100	(48)	269
A Tu Hora, S.A.	(1.328)	(359)	-	(1.687)
	(1.111)	**(259)**	**(48)**	**(1.418)**

(h) Diferencias de conversión

Su detalle es el siguiente:

Miles de euros

Grupo Telepizza Chile	(1.612)
Telepizza Poland Sp. Z o.o.	(1.133)
Grupo Telepizza México	(18.977)
Telepizza Maroc, S.A.	68
	(21.654)

(14) Socios Externos

El detalle de los socios externos al 31 de diciembre de 2003 junto con su movimiento durante el ejercicio es el siguiente:

Miles de euros

	Saldos 31.12.02	Participación en resultados de 2003 (nota 24)	Bajas por adquisición de participación	Dividendos	Otros movimientos	Saldos 31.12.03
Grupo Eysal	(63)	-	-	-	-	(63)
Telepizza Insular, S.A.	1.931	162	-	(213)	(269)	1.611
Grupo Telepizza Chile	945	57	(1.002)	-	-	-
	2.813	**219**	**(1.002)**	**(213)**	**(269)**	**1.548**

(15) Diferencia Negativa de Consolidación

El movimiento durante el ejercicio de este epígrafe del balance de situación consolidado ha sido el siguiente:

Miles de euros

	Saldos 31.12.02	Bajas	Saldos 31.12.03
Grupo Telepizza Chile	306	(306)	-
Telepizza Poland Sp. Z o.o.	102	(102)	-
	408	**(408)**	**-**

Las bajas del ejercicio en Telepizza Chile corresponden a la compensación del fondo de comercio de consolidación generado en la adquisición del 11,9% del capital de Telepizza Chile.

(16) Provisiones para Riesgos y Gastos

Las provisiones para riesgos y gastos recogen fundamentalmente los importes estimados para cubrir las contingencias por responsabilidades que directa e indirectamente pudieran derivarse de las actividades del Grupo. El movimiento durante el ejercicio 2003 es el siguiente:

	Miles de euros
Saldo al 1 de enero	7.798
Dotaciones	7.446
Aplicaciones	(6.217)
Reversiones	(2.567)
Traspasos	(800)
Saldo al 31 de diciembre	**5.660**

(17) Acreedores a Largo Plazo

Su detalle es el siguiente:

	Miles de euros
Deudas con entidades de crédito	24.237
Otros acreedores	1.767
	26.004

El detalle de las deudas a largo plazo con entidades de crédito es el siguiente:

			Miles de euros
Modalidad	**Ultimo *vencimiento***	**Importe *original***	**Saldo 31.12.03**
Préstamo sindicado	20.07.2005	96.162	42.739
Otros			666
Menos, vencimientos a corto plazo (nota 18)			(21.370)
			22.035
Acreedores por arrendamiento financiero (nota 5)			2.202
			24.237

El préstamo sindicado devenga intereses de mercado.

El detalle por vencimientos del préstamo sindicado es como sigue:

	Miles de euros
Vencimiento	
A un año	21.370
A dos años	21.369
	42.739

El detalle de otros acreedores a largo plazo es como sigue:

	Miles de euros
Impuesto sobre beneficios diferido (nota 20)	1.500
Fianzas recibidas	267
	1.767

(18) Deudas con Entidades de Crédito a Corto Plazo

El detalle de este epígrafe del balance de situación consolidado al 31 de diciembre de 2003 es como sigue:

		Miles de euros
	Límite	**Dispuesto**
Pólizas de crédito	51.860	42.956
Préstamo sindicado a corto plazo (nota 17)		21.370
Intereses devengados		350
Otras líneas de financiación		10.083
Acreedores por arrendamiento financiero (nota 5)		1.046
		75.805

Otras líneas de financiación proceden fundamentalmente de la operación de venta de acciones propias con pacto de recompra que se menciona en la nota 8.

Las pólizas de crédito devengan intereses de mercado.

(19) Otras Deudas no Comerciales

Su detalle es el siguiente:

	Miles de euros
Administraciones públicas	6.388
Remuneraciones pendientes de pago	3.759
Otras deudas	2.072
	12.219

Los saldos acreedores con Administraciones públicas son los siguientes:

	Miles de euros
Hacienda Pública, acreedora	
Por retenciones	868
Por IVA repercutido	772
Organismos de la Seguridad Social	3.184
Impuesto sobre beneficios diferido (nota 20)	450
Otras deudas con Hacienda Pública	402
Impuesto sobre beneficios a pagar (nota 20)	712
	6.388

(20) Situación Fiscal

Como se indica en la nota 3 (m), las sociedades que componen el Grupo tributan individualmente por el Impuesto sobre Sociedades. Los beneficios de cada una de las sociedades del Grupo, determinados conforme a la legislación fiscal vigente en España, territorios forales, y en cada país donde residen las sociedades dependientes extranjeras, están sujetos a un gravamen sobre la base imponible. De la cuota resultante pueden practicarse determinadas deducciones y bonificaciones.

Debido al diferente tratamiento que la legislación fiscal permite para determinadas operaciones, el resultado contable consolidado difiere de la base imponible fiscal. A continuación se muestra una conciliación entre el resultado contable consolidado del ejercicio 2003 y la base imponible fiscal de las sociedades que componen el Grupo y que esperan declarar tras la oportuna aprobación de sus respectivas cuentas anuales individuales:

	Miles de euros
Pérdidas consolidadas antes de impuestos	(31.672)
Ajustes de consolidación (nota 24)	(46.728)
Resultado contable agregado antes de impuestos	(78.400)
Diferencias permanentes	
Dotación provisión para acciones propias	(13.726)
Dotación otras provisiones para riesgos y gastos no deducible	2.653
Dotación provisión riesgos por participaciones en capital	2.285
Aplicación de la provisión para riesgos y gastos	(3.854)
Dotación provisión para el inmovilizado material	1.421
Exención de dividendo Telepizza Portugal, S.A.	(600)
Otros gastos no deducibles	1.764
Base contable del impuesto agregado	(88.457)
Diferencias temporales	
Compensación de bases imponibles negativas	(932)
Otras diferencias	695
Base imponible fiscal agregada	(88.694)
Bases imponibles negativas agregadas	98.488
Bases imponibles positivas agregadas	**9.794**
Cuota íntegra al tipo de gravamen	3.126
Deducciones y bonificaciones	(852)
Retenciones y pagos a cuenta	(1.562)
Impuesto sobre beneficios a pagar (nota 19)	**712**

Los gastos e ingresos por el Impuesto sobre beneficios del Grupo se calculan como sigue:

	Miles de euros
Gastos	
Base contable de sociedades con bases imponibles positivas	**10.336**
Base contable al tipo de gravamen	3.352
Menos, deducciones	(852)
Impuesto sobre beneficios en el extranjero	137
Impuesto sobre activos en el extranjero	187
Otros ajustes positivos a la imposición	401
Gasto por Impuesto sobre beneficios	**3.225**
Ingresos	
Base contable de sociedades con bases imponibles negativas con reconocimiento del crédito fiscal	**(50.240)**
Base contable al tipo de gravamen	(17.584)
Menos, ajustes impositivos de ejercicios anteriores	177
Deducciones por doble imposición	(4.076)
Ingreso por Impuesto sobre beneficios	**(21.483)**
Ingreso neto por Impuesto sobre beneficios	**(18.258)**

El Grupo ha reconocido créditos fiscales por pérdidas compensables y deducciones por doble imposición pendientes de aplicación, cuyo detalle por año de origen, importe de la cuota y clasificación entre corto y largo plazo realizada de acuerdo con las estimaciones sobre su plazo de recuperación es el siguiente:.

			Miles de euros
	Año de origen	**Largo plazo**	**Corto plazo**
Créditos fiscales			
De la Sociedad dominante	2001	868	1.752
	2002	6.365	-
	2003	17.381	-
De las Sociedades dependientes	Varios	-	2.762
		24.614	**4.514**
		(nota 7)	(nota 11)
Deducciones			
De la Sociedad dominante	2002	-	2.257
	2003	2.000	2.076
		2.000	**4.333**
		(nota 7)	(nota 11)

El detalle de las diferencias temporales en el reconocimiento de gastos e ingresos a efectos contables y fiscales y de su correspondiente efecto impositivo acumulado, anticipado o diferido, es como sigue:

		Miles de euros
	Diferencia temporal	**Efecto impositivo**
Impuestos anticipados		
Provisión para riesgos y gastos de sociedades del grupo (nota 11)	**2.743**	**960**
Impuestos diferidos (notas 17 y 19)		
Plan fiscal de amortización acelerada	997	349
Plan fiscal de reinversión	3.910	1.369
Diferencias por arrendamiento financiero	34	12
Otras diferencias temporales	629	220
	6.718	**1.950**

Al 31 de diciembre de 2003, el Grupo ha clasificado 1.500 miles de euros como impuestos diferidos a largo plazo (véase nota 17), manteniendo la cantidad restante a corto plazo (véase nota 19).

Según establece la legislación vigente, los impuestos no pueden considerarse definitivamente liquidados hasta que las declaraciones presentadas hayan sido inspeccionadas por las autoridades fiscales, o haya transcurrido el plazo de prescripción correspondiente. Al 31 de diciembre de 2003 las sociedades españolas del Grupo tienen abiertos a inspección por las autoridades fiscales todos los impuestos principales que les son aplicables correspondientes a los cuatro últimos ejercicios.

De acuerdo con la legislación aplicable en cada país, si en virtud de las normas aplicables para la determinación de la base imponible ésta resultase negativa, su importe podrá ser compensado dentro de los ejercicios inmediatos y sucesivos a aquél en que se originó la pérdida. La compensación se realizará al tiempo de formular la declaración del Impuesto sobre beneficios, sin perjuicio de facultades de comprobación que corresponden a las autoridades fiscales en los plazos y límites que establecen las legislaciones aplicables.

Conforme a las declaraciones presentadas por las sociedades del Grupo en los últimos ejercicios y las que se esperan declarar para el ejercicio 2003, el Grupo dispone de 83.776 miles de euros de bases imponibles negativas a compensar contra eventuales beneficios fiscales futuros.

El Grupo dispone de las siguientes deducciones pendientes de aplicar:

	Miles de euros	Aplicables hasta
Por doble imposición	6.333	2009/2010
Otras	4	2006
	6.337	

El Grupo se acogió en el ejercicio 2000, al diferimiento por reinversión de beneficios extraordinarios regulado en el artículo 21 de la Ley 43/1995 del Impuesto de Sociedades, generándose en dicho momento, una diferencia temporal por importe de 4.043 miles de euros, siendo la renta obtenida (valor de transmisión) de 4.597 miles de euros. La Sociedad ha decidido integrar el importe de dicha renta, en los períodos impositivos durante los cuales se amortice el elemento patrimonial en el que se ha materializado la reinversión, concretamente en construcciones. La renta positiva incorporada en este ejercicio a la base imponible ha sido de 121 miles de euros así como 12 miles de euros en ejercicios anteriores.

(21) Ventas Netas

La distribución del importe neto de la cifra de negocios, clasificada por mercados geográficos es la siguiente:

	Miles de euros
Mercado nacional	213.633
Mercado exterior	59.334
	272.967

(22) Personal

El detalle es el siguiente:

	Miles de euros
Sueldos y salarios	72.346
Seguridad Social	17.654
Otros gastos sociales	319
	90.319

El número medio de empleados efectivos equivalentes a jornada completa, distribuido por categorías profesionales, es el siguiente:

Dirección	47
Jefes de tienda	371
Otro personal	6.864
	7.282

El número de empleados promedio, tanto a tiempo parcial como a tiempo completo, del ejercicio 2003 asciende a 14.363

(23) Gastos Extraordinarios

Los gastos extraordinarios del Grupo en 2003 incluyen principalmente los ocasionados al haber puesto fin a las operaciones en México y Francia, cuyo efecto en este epígrafe de la Cuenta de pérdidas y ganancias asciende a 3.362 y 10.602 miles de euros, respectivamente.

Otros gastos extraordinarios han tenido su origen en la re-estructuración del parque de tiendas en España y las bajas de proyectos por no tener desarrollo futuro. Su efecto ha ascendido a 6.160 miles de euros.

(24) Resultado Consolidado

El detalle de la composición de los resultados consolidados al 31 de diciembre de 2003, considerando los resultados individuales de las compañías y una vez efectuados los ajustes de consolidación, es el siguiente:

Miles de euros

	Resultado individual	Ajustes consolidación (nota 20)	Socios externos (nota 14)	Total
Tele Pizza, S.A.	(22.166)	42.177	-	20.011
Sociedades consolidadas por integración global				
Grupo Eyasal	6.798	4.717	-	11.514
Telepizza Insular, S.A.	322	(118)	(158)	46
Mixor, S.A.	346	-	-	346
Telepizza 1, S.A.	372	-	-	372
Grupo Telepizza Chile	1.087	-	(61)	1.026
Grupo Telepizza Portugal	1.937	-	-	1.937
Grupo Telepizza México	(35.222)	-	-	(35.222)
Telepizza France, S.A.	(13.776)	-	-	(13.776)
Resto	160	-	-	160
	(37.977)	**4.599**	**(219)**	**(33.597)**
Sociedades puestas en equivalencia	-	(48)	-	(48)
	(60.143)	**46.728**	**(219)**	**(13.633)**

(25) Remuneraciones y Saldos con Miembros del Consejo de Administración

Los miembros del Consejo de Administración de la Sociedad dominante han devengado retribuciones a nivel del Grupo en concepto de dietas de asistencia, sueldos y otras remuneraciones de cualquier clase, por un importe total de 1.161 miles de euros en el ejercicio 2003, así como primas de seguros de vida por importe de un miles de euros.

El Grupo no mantiene al 31 de diciembre de 2003 anticipo ni crédito alguno, ni obligaciones o compromisos en materia de pensiones con miembros del Consejo de Administración de la Sociedad dominante.

Durante el ejercicio 2003, los miembros del Consejo de Administración de la Sociedad dominante no han realizado con el Grupo operaciones ajenas al tráfico ordinario o en condiciones distintas a las de mercado.

Los Administradores de la Sociedad dominante no tienen participaciones, ni ostentan cargos o desarrollan funciones en empresas cuyo objeto social sea idéntico, análogo o complementario al desarrollado por el Grupo.

(26) Garantías y Otros Compromisos con Terceros y Otros Pasivos Contingentes

El Grupo tiene concedidos avales bancarios por un importe aproximado de 7.115 miles de euros a 31 de diciembre de 2003.

(27) Información sobre Medio Ambiente

El Grupo desarrolla su actividad dentro de un marco de riguroso cumplimiento de toda la normativa medioambiental en todos los países en los que opera.

El diseño de la nueva fábrica y plataforma logística situada en Daganzo (Madrid) que ha comenzado su operativa a principios de 2003, ha incorporado una serie de medidas directamente relacionadas con el medio ambiente, siendo las principales:

- Instalación de una depuradora para el tratamiento de aguas residuales
- Instalación de una red separativa de las aguas residuales y las pluviales
- Instalación de un sistema de separación de residuos sólidos: cartón y papel, plásticos y residuos orgánicos.
- Las chimeneas de evacuación de humos de la caldera incorporan sistema de filtrado para retención de partículas y residuos de combustión.
- El nivel sonoro resultante de la actividad se ha disminuido gracias al aislamiento acústico de 47 dB de la sala de calderas y el cerramiento de fachada con un aislamiento acústico de 48,3 dB.

La inversión global por estos conceptos en 2003 ha sido de 840 miles de euros.

Adicionalmente durante este año 2003, se ha obtenido la adaptación de los sistemas de calidad a la nueva norma ISO 9000 versión 2000, certificación revalidada para la fábrica de Luxtor y puesta en marcha del proceso de adaptación para la fábrica de Daganzo.

Por otro lado, la Sociedad dominante está adherida a Ecoembalajes España, cumpliendo con los compromisos que ello conlleva, los cuales a su vez Telepizza exige a todos sus proveedores. Durante el 2003 se ha conseguido una reducción en el volumen de residuos generados mediante envases que ocupen menor espacio, reciclables 100%, más higiénicos, seguros y fáciles de transportar.

A 31 de diciembre de 2003, no existen otros activos de importancia dedicados a la protección y mejora del medioambiente, ni se ha incurrido en otros gastos relevantes de esta naturaleza durante el ejercicio. Asimismo, durante el ejercicio anual terminado en 31 de diciembre de 2003 no se han recibido subvenciones de naturaleza medioambiental.

Los Administradores de la Sociedad dominante estiman que no existen contingencias significativas relacionadas con la protección y mejora del medio ambiente en ninguna de las sociedades del Grupo, no considerando necesario registrar dotación alguna a la provisión de riesgos y gastos de carácter medioambiental a 31 de diciembre de 2003.

(28) Otra Información

KPMG Auditores, S.L. y aquellas otras sociedades con las que dicha empresa mantiene alguno de los vínculos a los que hace relación la Disposición Adicional decimocuarta de la Ley de Medidas de Reforma del Sistema Financiero, han prestado servicios profesionales al Grupo durante el ejercicio terminado el 31 de diciembre de 2003, cuyos importes devengados de honorarios y gastos son los siguientes:

	Miles de euros
Por servicios de auditoría	164
Por servicios relacionados con los de auditoría	22
Por otros servicios	22
	208

El importe indicado en el cuadro anterior por servicios de auditoría incluye la totalidad de los honorarios relativos a la auditoría del ejercicio 2003, con independencia del momento de su facturación.

Por otro lado, otras sociedades asociadas a KPMG Internacional han facturado a la Sociedad durante el ejercicio 2003 por otros servicios 94 miles de euros.

Detalle de los Fondos Propios de Sociedades Consolidadas

31 de diciembre de 2003 (Expresado en miles de euros)

TelePizza, S.A.	Porcentaje de participación	Capital	Diferencias de conversión
Grupo Eysal (2)	100,00%	5.128	-
Grupo Telepizza Insular, S.A. (2)	51,00%	108	-
Mixor, S.A. (1)	100,00%	3.215	-
Circol, S.A. (3)	100,00%	1.085	-
Telepizza 1, S.A. (1)	100,00%	331	-
Sedes, S.L. (1)	100,00%	150	-
Grupo Telepizza Chile (2)	100,00%	3.933	(1.612)
Grupo Telepizza Portugal (2)	100,00%	1.900	-
Telepizza Poland Sp. Z o.o. (1)	100,00%	8.193	(1.133)
Grupo Telepizza México (2)	100,00%	63.840	(18.977)
Telepizza France, S.A. (1)	55,38%	16.459	-
Telepizza Maroc, S.A. (3)	99,99%	59	68
Grupo Lubasto Holding (3)	100,00%	27	-

(1) Auditada
(2) Auditadas las principales sociedades del subgrupo
(3) No auditada

Los fondos propios que se muestran en este anexo han sido tomados de sus respectivas cuentas anuales del ejercicio 2003 y no incluyen los ajustes derivados del proceso de consolidación.

En las participaciones indirectas se aplican los mismos criterios de consolidación global o por puesta en equivalencia que en las inversiones directas aquí detalladas.

Este anexo forma parte de la nota 1 de la memoria de cuentas anuales consolidadas de 2003, junto con la cual debe ser leído.

Reservas	Resultados Ordinarios	Resultados Extraordinarios	Dividendo a cuenta	Total
21.389	12.415	(10.246)	(5.000)	23.686
3.108	349	(23)	(258)	3.284
1.089	409	(63)	-	4.650
251	96	60	-	1.492
2.655	899	(527)	-	3.358
733	478	(393)	-	968
4.082	1.489	(402)	-	7.490
909	2.164	(227)	-	4.746
(973)	(89)	(77)	-	5.921
(5.526)	(288)	(34.832)	-	4.217
(2.721)	(782)	(12.994)	-	(38)
(843)	(1)	(4)	-	(721)
(440)	(148)	(1.703)	-	(2.264)

Cuadro del Movimiento de Fondos Propios Consolidados

para el ejercicio anual terminado en 31 de diciembre de 2003 (Expresado en miles de euros)

		Reservas de la Sociedad dominante					
		Reservas no distribuibles				Reservas distribuibles	
	Capital suscrito	Reserva legal	Reserva para acciones propias	Reserva de fusión	Otras reservas de la Sociedad dominante	Prima de emisión	Reservas voluntarias
Saldos al 31.12.02	6.708	1.290	5.832	13	11.583	11.369	50.945
Distribución de beneficios del ejercicio 2002	-	-	-	-	2.936	-	-
Diferencias de conversión	-	-	-	-	-	-	-
Ajuste de la reserva para acciones propias	-	-	(5.832)	-	-	-	5.832
Traspaso por reparto de dividendos	-	-	-	-	11.441	-	-
Reclasificaciones y otros movimientos	-	-	-	-	195	-	-
Pérdidas consolidadas del ejercicio 2003	-	-	-	-	-	-	-
Saldos al 31.12.03	**6.708**	**1.290**	**-**	**13**	**26.155**	**11.369**	**56.777**

Este anexo forma parte integrante de la nota 13 de la memoria de cuentas anuales consolidadas de 2003, junto con la cual debe ser leído.

ultados gativos ercicios teriores	Total reservas de la Sociedad dominante	Reservas en sociedades consolidadas por integración global	Reservas en sociedades puestas en equivalencia	Diferencias de conversión	Total reservas en sociedades consolidadas	Beneficio atribuido a la Sociedad dominante	Total
(8.169)	72.863	11.580	(1.111)	(12.340)	(1.871)	5.410	83.110
(2.678)	258	5.411	(259)	-	5.152	(5.410)	-
-	-	-	-	(9.314)	(9.314)	-	(9.314)
-	-	-	-	-	-	-	-
-	11.441	(11.441)	-	-	(11.441)	-	-
-	195	137	(48)	-	89	-	284
-	-	-	-	-	-	(13.633)	(13.633)
10.847)	**84.757**	**5.687**	**(1.418)**	**(21.654)**	**(17.385)**	**(13.633)**	**60.447**

1. Situación del Grupo y Evolución de los Negocios

Marco macroeconómico

La economía española ha mantenido un ritmo de crecimiento superior al del año 2002, este ritmo se ha sustentado principalmente en el consumo privado y la inversión en la construcción, contrarrestando la debilidad del sector exterior por la fortaleza del euro frente al dólar. España ha conseguido un crecimiento del PIB del 2,4%, superior en cuatro décimas al reportado en el año 2002 y significativamente por encima de la media de la zona euro que se ha situado en el 0,6%. En cuanto a la inflación en España ha pasado de un 4% en el 2002 al 2,6% en 2003, acortando el diferencial de inflación con la zona euro que ha reportado una tasa del 2,3% en el presente año. Sin embargo, la tasa de paro que se situó en 11,2% en 2003, sigue estando por encima de la media de la zona euro que se situó en el 8,8%.

En cuanto a Portugal, en el año 2003 se ha producido un crecimiento negativo del PIB en el entorno del 0,8%, la tasa de inflación interanual se ha situado en el 2,3%, en línea con la de la zona euro y supone un mayor control inflacionista respecto al año 2002 que se situó en el 4%, por último destacar la tasa de desempleo que se ha situado entorno al 6,5%, ligeramente superior a la reportada en 2002 pero cercana al pleno empleo.

En Polonia, el crecimiento del PIB en el 2003 se ha situado en un 3,7% dato superior al crecimiento registrado en 2002 que fue de un 1,3%. Esta reactivación de la actividad económica, sobre todo a partir del segundo semestre del año, ha venido provocada por un incremento importante de las exportaciones y por la parada en la caída que el sector de la construcción venía registrando en los dos últimos años. Pese al crecimiento económico registrado, la inflación ha tenido un buen comportamiento cerrando el año 2003 en el 1,7%. Por otro lado, el nivel de desempleo sigue en cotas significativas (20% en diciembre). El zloty polaco ha experimentado una devaluación media en 2003 respecto a 2002 de un 12,4%.

En Chile, uno de los aspectos relevantes del 2003 ha sido la firma de los tratados de libre comercio con la Unión Europea y Estados Unidos. En 2003 se ha producido una recuperación de la economía que ha registrado un crecimiento del PIB del 3,2%, crecimiento superior al reportado en 2002 (2%). La inflación se ha situado en el 1,1%, el nivel más bajo desde 1935. Por último, señalar el nivel de desempleo que se ha situado en el 8,5%, un 0,4% menos que en 2002. El peso chileno se ha devaluado en media sobre 2002 un 17,2%.

Actividad en el mercado nacional

El año 2003 ha supuesto, para el Grupo Telepizza, la consolidación del proceso de modernización que se ha llevado a cabo en distintas áreas estratégicas de la compañía y que a continuación detallamos, y el fin del proceso de saneamiento contable.

El Grupo desarrolla su actividad dentro del sector de servicio a domicilio de comida preparada, con la pizza como producto principal, disfrutando Telepizza de una posición de liderazgo en este sector.

Las dos variables principales que definen la marca son, el eje funcional, al tratarse de comida preparada y servida a domicilio y el eje emocional al tratarse de un consumo compartido asociado a momentos de ocio dentro del hogar.

Este posicionamiento de marca se ha reforzado con un ambicioso cambio de imagen que se testó en 2002 y que se ha implantado en 2003.

La nueva imagen abarca un cambio en el grafismo de la marca, una nueva imagen de tienda en exterior e interiores, marcando una línea de comunicación renovada, moderna, sencilla, de calidad y cercana al consumidor.

A finales de 2003, 166 tiendas propias y 23 franquicias estaban ya operando con el nuevo diseño. La inversión en 2003 por este concepto en las tiendas propias ha sido de 3.625 miles de euros.

Durante el año 2003 las ventas de Telepizza en España se han distribuido según el siguiente desglose, con un claro predominio de las ventas para el consumo dentro del hogar;

Venta de reparto a domicilio.........	50,1%
Venta de recoger en tienda..........	35,8%
Venta de consumo en local..........	14,1%

Las ventas de la cadena en 2003 en España se han incrementado un 2,1%, este crecimiento se ha visto limitado por la bajada del consumo de televisión de uno de nuestros targets de referencia, como son los jóvenes, y sobre todo acentuado en las franjas de consumo de Telepizza, reduciéndose así las oportunidades de consumo y el impacto de nuestra publicidad en televisión. Por otro lado, la venta se ha visto favorecida por los lanzamientos de producto realizados en 2003 y que detallaremos en la información sobre I+D.

A finales de 2003 el Grupo contaba con 532 tiendas en España, 230 propias y 302 franquicias.

Respecto al área industrial, a principios del ejercicio 2003 se ha iniciado la actividad en la nueva fábrica, situada en Daganzo (Madrid), dando servicio a todas las tiendas propias y franquiciadas de España, 532 tiendas. La inversión en 2003 en este proyecto ha sido de 8 millones de euros.

Su puesta en marcha ha constituido la consolidación del plan industrial del Grupo y se ha dotado a la compañía de unas instalaciones con las últimas tecnologías que han permitido ya, durante este ejercicio, una mejora en la reducción de desperdicios, mayor flexibilidad para adaptar la producción a picos de ventas, optimización del estado de conservación del producto, racionalización del stock, mejoras en la planificación logística, entre otras ventajas.

Otra área de la compañía que ha experimentado un proceso de modernización han sido los sistemas de información. En el año 2003, prácticamente la totalidad de las tiendas de España operaban ya bajo el nuevo sistema de gestión e información en tienda (SAGA) basado en una tecnología de varias capas, que permite tanto el acceso desde sistemas remotos como disponer de distintos tipos de puntos de venta según las características de la tienda. Adicionalmente, a lo largo de este año se han implantado líneas de conexión permanente ADSL.

También en el área de marketing se han empezado a aplicar en 2003 las nuevas tecnologías con el desarrollo de un test de herramientas CRM, avanzando en el análisis de los datos y en su segmentación de acuerdo a distintas variables (ticket medio, frecuencia, mix de productos). Este nivel de información nos permitirá diseñar estrategias adecuadas a las distintas tipologías de consumos.

Toda esta labor de modernización de la compañía se ha complementado con un ambicioso plan de formación del personal de operaciones enfocado hacia el valor del cliente, la calidad en el servicio y la atención personalizada como motores de la actividad diaria.

La franquicia ha seguido siendo prioritaria como modelo de desarrollo del Grupo, un 56,8% de las tiendas en España se gestionaban bajo el formato de franquicia a finales de 2003. El departamento de apoyo a los franquiciados ha seguido siendo una pieza clave en el servicio que se les presta desde la apertura de la tienda y posteriormente en todo lo relacionado con la operativa del establecimiento.

Actividad en el mercado internacional

El año 2003 ha supuesto la conclusión de la reestructuración del área internacional de la Compañía.

El 19 de diciembre de 2003 se tomó la decisión de poner fin a las operaciones en México y Francia.

En cuanto a México, Tele Pizza, S.A. y Grupo Campero han decidido poner fin al acuerdo de co-inversión que supuso la constitución de las sociedades de participación conjunta Grupo C&T de Iberoamérica, S.A. de CV y Prestadora de Servicios de Iberoamérica, S.A. de CV, cuyo objeto fue el desarrollo en común de sus respectivas actividades empresariales en México, bajo las marcas Telepizza y Pollo Campero.

Respecto a Francia, Tele Pizza, S.A. ha decidido dar por resuelto y terminado el contrato de masterfranquicia suscrito en su día con RM Master Sas.

Estas decisiones que ultiman el proceso de saneamiento del Grupo Telepizza, redundarán en una mejora de los resultados en los próximos ejercicios permitiéndole concentrar los esfuerzos de gestión y sus inversiones, en lo que a la división internacional se refiere, en los territorios donde ha venido operando satisfactoriamente, con una trayectoria de crecimiento y desde una posición de liderazgo en los respectivos mercados, en concreto en Portugal, Polonia y Chile y continuando la expansión en Centroamérica en cooperación con el Grupo Pollo Campero.

En Portugal, el mercado de restauración ha experimentado durante la última década un notable dinamismo, favorecido por los cambios socio-económicos registrados en la población portuguesa, que han impulsado el gasto en alimentación dentro y fuera del hogar.

No obstante, la evolución reciente refleja una desaceleración del crecimiento, en paralelo con la ralentización del consumo privado. En el sector de servicio a domicilio de comida, Telepizza es el líder indiscutible.

Durante el año 2003, se han abierto 9 nuevas tiendas, terminando con 65 tiendas (39 propias y 26 franquicias) y las ventas de la cadena se han incrementado un 7,3%.

En Polonia, el sector de la restauración ha vivido un año de estabilización sin crecimientos importantes pero sin los cierres de operadores nacionales que caracterizaron los dos últimos años. Sin embargo, Telepizza, gracias a las acciones comerciales y a las aperturas realizadas ha seguido creciendo y mantiene el liderazgo en el sector de servicio a domicilio de comida preparada.

A lo largo del año 2003 se han abierto 12 nuevas tiendas, cerrando el ejercicio con 87 tiendas (64 propias y 23 franquicias). Durante este año 2003, un total de 5 establecimientos propios han pasado a ser gestionados como franquicias.

En el año 2003, Polonia ha registrado un crecimiento en las ventas de la cadena, del 12,1% en moneda local.

En Chile, durante el año 2003 se ha producido el cierre de algún establecimiento de otros grandes operadores de venta de pizzas y de varios restaurantes de otros sectores de restauración. Gracias a la posición de liderazgo de Telepizza y a la actividad comercial realizada, Telepizza ha seguido creciendo.

En el 2003 se han abierto 5 nuevas tiendas en Chile, 3 de ellas bajo administración propia y 2 bajo el régimen de franquicia. Telepizza Chile cuenta con 32 tiendas en el país, consolidando y afianzando su posición de liderazgo tanto en el mercado de pizzas listas para comer, como en el de servicio a domicilio de comida preparada.

Las ventas de la cadena, en moneda local, se han incrementado un 23,3% frente al año 2002, gracias a una eficaz inversión de sus recursos en el área de marketing, y al acierto de una estrategia localizada en el incremento de los actos de compra en el domicilio.

Resultados Económico-Financiero del Grupo

Las cifras del ejercicio 2003 y su comparativa con el ejercicio 2002 deben analizarse bajo un contexto de cambio gradual hacia un mayor peso de las tiendas franquiciadas.

La cifra de total ingresos de explotación se ha situado en 291.022 miles de euros lo que supone un descenso sobre el ejercicio 2002 del 3,35%, influenciado principalmente por los menores ingresos de la actividad franquiciadora y en menor medida por la proporción actual entre tiendas propias y franquicias con un mayor número de tiendas franquiciadas en comparación con el ejercicio 2002 (aislando el efecto de la baja de las tiendas en Francia y México).

El beneficio ordinario se ha situado en 24.389 miles de euros, lo que supone un descenso en relación con el ejercicio anterior de un -11,92%.

Los factores que han influido en esta comparativa han sido:

- Principalmente, el efecto arriba indicado de los menores ingresos de la actividad franquiciadora.

- La puesta en marcha de la nueva fábrica y plataforma logística que aún no está operando en términos de costes a su nivel de eficiencia óptima, esperando alcanzar este nivel en 2004.

En el ejercicio 2003 se han originado unos resultados extraordinarios de -56.061 miles de euros que corresponden principalmente a la bajada de activos de las inversiones en Francia y México, originadas por la decisión de poner fin a las operaciones en ambos países y en menor medida a algunos cierres de tiendas en España que no tenían sentido económico.

Estos resultados extraordinarios han situado el resultado neto del grupo consolidado en -13.633 miles de euros.

Por otro lado cabe destacar, la reducción en el nivel de endeudamiento neto financiero del Grupo, que ha disminuido un 13,5%, pasando de situarse en 104.180 miles de euros a finales de 2002 a 90.143 miles de euros a finales de 2003.

Las inversiones del Grupo en 2003 han ascendido a 25.640 miles de euros.

2. Evolución previsible

Las expectativas para el ejercicio 2004 apuntan hacia una consolidación y aprovechamiento de las inversiones llevadas a cabo en ejercicios anteriores, reduciendo al mínimo las inversiones a realizar sobre todo en España.

En España, el Grupo continuará con el desarrollo del plan industrial que se espera que mejore la eficiencia de la fábrica y plataforma logística inaugurada en 2003. Se implantará un programa de gestión avanzada de almacenes que incorpora un sistema de radiofrecuencia.

En cuanto al área de marketing se introducirán acciones que contribuyan a reforzar la imagen de marca y resaltar los momentos de consumo de Telepizza, con el objetivo de reforzar el vínculo con el consumidor.

La franquicia seguirá siendo el principal modelo de desarrollo del Grupo.

En España, se espera terminar el ejercicio 2004 con 538 tiendas.

En relación a la estrategia en el área internacional, la discontinuidad de las operaciones de Francia y México permitirá al Grupo centrar sus inversiones en el extranjero en los territorios donde ha venido operando satisfactoriamente, con una trayectoria de crecimiento y desde una posición de liderazgo en sus respectivos mercados, en concreto en Portugal, Polonia y Chile y continuando la expansión en Centroamérica en cooperación con el Grupo Pollo Campero.

Para Portugal se ha marcado el objetivo de consolidar su posición de liderazgo en el mercado, con un plan franquiciador de ciudades más pequeñas, bajo el objetivo global de incrementar la rentabilidad y aprovechar eventos de relevancia como la Eurocopa en Junio.

Esperamos terminar el ejercicio 2004 con 69 tiendas operando en el mercado portugués.

En Polonia, Telepizza seguirá reforzando su posición de líder en el sector de servicio a domicilio de comida a través de la franquicia. Hasta ahora Telepizza se había centrado principalmente, en localidades de más de 100.000 habitantes, en 2004 extenderá su presencia y cobertura a las ciudades de más de 80.000 habitantes. El objetivo es alcanzar las 97 tiendas abiertas en Polonia a finales de 2004.

El principal objetivo de Telepizza Chile para el año 2004 será su afianzamiento en el liderazgo de venta de comida a domicilio mediante el crecimiento en el número de tiendas en la zona norte del país, donde todavía existe un mercado potencial importante cuya penetración se acometerá una vez solucionados los problemas logísticos inherentes a la propia longitud de Chile. Se espera terminar el ejercicio 2004 con 35 tiendas.

Todos estos objetivos se llevarán a cabo bajo el criterio prioritario de la rentabilidad.

3. I+D

El objetivo principal del área de I+D es la creación, desarrollo y mejora de todos los productos de Telepizza y Pizza World teniendo siempre en cuenta los gustos de nuestros consumidores, trabajando con los mejores ingredientes que dan a nuestros productos un equilibrio en el sabor y composición nutricional.

En 2003, el departamento de I+D se ha trasladado a la nueva fábrica de Daganzo (Madrid). El nuevo centro de I+D y Calidad dispone de almacenes, laboratorios y tienda piloto.

La tienda piloto dispone de todos los equipos utilizados en las tiendas de Telepizza como el horno, mesa de estirado, mesa ingredientes, mesa de calor, además de otros equipos, permitiendo desarrollar y testar los productos en condiciones reales de tiempo y temperatura.

Una de las prioridades de la estrategia de marketing de la compañía es la innovación, el departamento de I+D juega un papel clave en este sentido, encargándose de desarrollar nuevas variedades de pizzas, salsas y complementos tanto para la marca Telepizza como para Pizza World.

En este proceso la calidad es un factor clave y se sigue un riguroso control para homologar a los nuevos proveedores garantizando así una máxima calidad en el producto y el servicio a tiendas.

La compañía está siempre atenta a las preferencias de los consumidores y a las nuevas tendencias del mercado, en el primer trimestre se lanzaron las pizzas del mundo que acercaron a los consumidores sabores típicos de varios países: India, Méjico, Alemania y España. Al mismo tiempo y, como complemento, se lanzaron los enrollados del mundo.

En el mes de junio se lanzó un nuevo complemento, las patatas rellenas en cuatro variedades distintas.

En septiembre, se lanzó la pizza gratinada que además de ser una especialidad, ofrece la posibilidad de gratinar cualquier otra variedad de pizza.

En el mes de octubre y como complemento se lanzó el "Spiro Dog", una salchicha con bacon y queso envuelta en masa Telepizza que se ofrece con dos tipos de salchicha.

En la cadena Pizza World se incorporaron dos nuevas variedades de pizza. La Serrana World, pizza que incluye el jamón serrano como ingrediente y la Cream Rodeo basada en una mezcla de la salsa Carbonara y la Rodeo.

El área internacional se beneficia de la labor de I+D realizada en España y además se les presta una labor de soporte en todos los desarrollos y pruebas de productos que se realizan de forma local.

En todos los desarrollos realizados por el departamento de I+D, se realizan numerosos tests de aceptación, tanto de producto, como de conceptos en los que la opinión de nuestros clientes y personal de operaciones cobra una especial importancia, atendiendo a sus sugerencias en la elaboración, utilización de nombres, composición y presentación de los diferentes productos. Estos tests se realizan en colaboración con el departamento de Marketing y empresas de investigación de mercados asegurándonos así de la aceptación de los clientes.

Un proyecto que se ha venido realizando a lo largo del último año y que aún continúa, es el Plan Director Industrial en el que el Departamento de Investigación y Desarrollo ha cobrado una especial relevancia tanto en el desarrollo del producto como en el de la maquinaria.

Se trata de una maquinaria única desarrollada exclusivamente para Telepizza que incorpora la última tecnología en la elaboración y control de la producción.

La inversión realizada directamente en I+D en el ejercicio ha ascendido a 390 miles de euros.

4. Acciones Propias

Durante el ejercicio 2003, la sociedad matriz ha vendido 569.911 acciones, un 0,25% del capital social a 31 de Diciembre, a un precio medio de 1,37 euros lo que ha supuesto un importe global de 783 miles de euros y ha originado un beneficio de 355,4 miles de euros.

Con fecha 2 de diciembre de 2003 la Sociedad procedió a la venta de las acciones que mantenía en cartera a una entidad financiera, 7.205.152 acciones propias cuyo valor nominal conjunto asciende a 216 miles de euros, lo que representa un 3,22% del capital social a 31 de diciembre de 2003, obligándose a la recompra de las mismas el 2 de junio 2004. El 30 de diciembre de 2003, la Sociedad cedió la obligación de recompra de las acciones a su filial Eysal, en los mismos términos establecidos con la entidad financiera. El precio de venta de las mismas se fijó de acuerdo con la cotización bursátil de la fecha de venta.

5. Acontecimientos importantes posteriores al 31 de Diciembre de 2003

Con posterioridad al cierre del ejercicio 2003 y hasta la formulación de estas cuentas anuales consolidadas, no se han producido hechos que pudieran afectar de forma significativa a la información económica contenida en estas cuentas anuales consolidadas de 2003.

Las anteriores cuentas anuales consolidadas del Grupo Tele Pizza que comprenden el balance de situación consolidado, la cuenta de perdidas y ganancias consolidada y la memoria, así como el informe de gestión, correspondientes al ejercicio terminado en 31 de diciembre de 2003, han sido formuladas por unanimidad por el Consejo de Administración de Tele Pizza, S.A. en su reunión de 18 de febrero de 2004, tal y como figura en el acta de dicha reunión que, asimismo, fue aprobada por unanimidad en el propio acto de sesión.

Para dar cumplimiento a lo previsto en el artículo 171.2 del T.R.L.S.A Real Decreto 1564/89, todos y cada uno de los miembros del Consejo de Administración de la Sociedad los firman a continuación:

Pedro Ballvé Lantero
Presidente

José Carlos Olcese Santonja
Vicepresidente Ejecutivo

Aldo Olcese Santonja
Vocal

Alfonso Martínez de Irujo Fitz-James Stuart
Vocal

Rainiero Vanni D'Archirafi
Vocal

Joaquín Cayuela Vergés
Vocal

Ignacio Cuesta Martín-Gil
Vocal

Guillermo de la Dehesa Romero
Vocal (ausente en el extranjero)

Fernando Zapater Marqués
Vocal

Javier Gaspar Pardo de Andrade
Vocal y Secretario del Consejo

Yo, D. Javier Gaspar Pardo de Andrade, como Secretario del Consejo de Administración, certifico la autenticidad de las firmas que anteceden a los señores cuyo nombre figura a su pie, que son todos los miembros del Consejo de Administración de la Sociedad.

Cuentas Anuales
Tele Pizza, S.A.

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Informe de Auditoría de Cuentas Anuales

A los Accionistas de
Tele Pizza, S.A.

Hemos auditado las cuentas anuales de Tele Pizza, S.A. (la Sociedad) que comprenden el balance de situación al 31 de diciembre de 2003 y la cuenta de pérdidas y ganancias y la memoria correspondientes al ejercicio anual terminado en dicha fecha, cuya formulación es responsabilidad de los Administradores de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre las citadas cuentas anuales en su conjunto, basada en el trabajo realizado de acuerdo con las normas de auditoría generalmente aceptadas, que requieren el examen, mediante la realización de pruebas selectivas, de la evidencia justificativa de las cuentas anuales y la evaluación de su presentación, de los principios contables aplicados y de las estimaciones realizadas.

De acuerdo con la legislación mercantil, los Administradores presentan, a efectos comparativos, con cada una de las partidas del balance de situación, de la cuenta de pérdidas y ganancias y del cuadro de financiación, además de las cifras del ejercicio 2003, las correspondientes al ejercicio anterior. Nuestra opinión se refiere exclusivamente a las cuentas anuales del ejercicio 2003. Con fecha 28 de febrero de 2003 emitimos nuestro informe de auditoría acerca de las cuentas anuales del ejercicio 2002, en el que hacíamos referencia al cambio de criterio, con el que estábamos de acuerdo, en el reconocimiento de las deducciones pendientes de aplicación regulado en los nuevos principios contables establecidos por Resolución del Instituto de Contabilidad y Auditoría de Cuentas de fecha 15 de marzo de 2002.

En nuestra opinión, las cuentas anuales del ejercicio 2003 adjuntas expresan, en todos los aspectos significativos, la imagen fiel del patrimonio y de la situación financiera de Tele Pizza, S.A. al 31 de diciembre de 2003 y de los resultados de sus operaciones y de los recursos obtenidos y aplicados durante el ejercicio anual terminado en dicha fecha y contienen la información necesaria y suficiente para su interpretación y comprensión adecuada, de conformidad con principios y normas contables generalmente aceptados que guardan uniformidad con los aplicados en el ejercicio anterior.

El informe de gestión adjunto del ejercicio 2003 contiene las explicaciones que los Administradores consideran oportunas sobre la situación de la Sociedad, la evolución de sus negocios y sobre otros asuntos y no forma parte integrante de las cuentas anuales. Hemos verificado que la información contable que contiene el citado informe de gestión concuerda con la de las cuentas anuales del ejercicio 2003. Nuestro trabajo como auditores se limita a la verificación del informe de gestión con el alcance mencionado en este mismo párrafo y no incluye la revisión de información distinta de la obtenida a partir de los registros contables de la Sociedad.

KPMG AUDITORES, S.L.

José Ignacio Leivar Aragón

19 febrero de 2004

INSTITUTO DE
CENSORES JURADOS
DE CUENTAS DE ESPAÑA

Miembro ejerciente:
KPMG AUDITORES, S.L.

Año 2004 N° 01SD-000035/153
COPIA GRATUITA

Este informe está sujeto a la tasa aplicable establecida en la Ley 44/2002 de 22 de noviembre.

Tele Pizza, S.A.

Balances de Situación

31 de diciembre de 2003 y 2002 (Expresados en miles de euros)

Activo	2003	2002
INMOVILIZADO		
Gastos de establecimiento (nota 5)	1.465	921
Inmovilizaciones inmateriales (nota 6)	16.091	15.787
Inmovilizaciones materiales (nota 7)	49.485	46.498
Inmovilizaciones financieras (nota 8)	88.794	118.886
Deudores por operaciones de tráfico a largo plazo (nota 11)	1.130	3.395
Acciones propias (nota 9)	-	5.832
	156.965	**191.319**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**309**	**435**
ACTIVO CIRCULANTE		
Existencias (nota 10)	1.379	1.311
Deudores (nota 11)	34.753	71.603
Inversiones financieras temporales (nota 12)	24.016	13.596
Tesorería	5.300	397
Ajustes por periodificación	1.689	903
	67.137	**87.810**
	224.411	**279.564**

La memoria adjunta forma parte integrante de las cuentas anuales de 2003.

Pasivo	2003	2002
FONDOS PROPIOS (nota 13)		
Capital suscrito	6.708	6.708
Prima de emisión	11.369	11.369
Reservas	47.233	49.911
Pérdidas del ejercicio	(22.166)	(2.678)
	43.144	**65.310**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (NOTA 14)	**4.018**	**4.384**
PROVISIONES PARA RIESGOS Y GASTOS (nota 15)	**5.830**	**1.305**
ACREEDORES A LARGO PLAZO		
Deudas con entidades de crédito (nota 16)	21.813	43.970
Otros acreedores (nota 17)	1.737	794
	23.550	**44.764**
ACREEDORES A CORTO PLAZO		
Deudas con entidades de crédito (nota 18)	62.331	58.090
Deudas con empresas del grupo (nota 19)	60.735	81.641
Acreedores comerciales (nota 20)	16.557	17.509
Otras deudas no comerciales (nota 21)	6.946	6.541
Ajustes por periodificación	1.300	20
	147.869	**163.801**
	244.411	**279.564**

Cuentas de Pérdidas y Ganancias

para los ejercicios anuales terminados en 31 de diciembre de 2003 y 2002 (Expresadas en miles de euros)

Debe	2003	2002
Gastos		
Aprovisionamientos (nota 10)	77.780	85.559
Gastos de personal (nota 23)	57.109	53.260
Dotaciones para amortización de inmovilizado (notas 5, 6 y 7)	10.720	9.264
Variación de las provisiones de tráfico (nota 11)	79	-
Otros gastos de explotación	40.495	35.076
Total gastos de explotación	186.183	183.159
BENEFICIOS DE EXPLOTACIÓN	**12.721**	**14.319**
Gastos financieros		
Gastos financieros y asimilados (nota 24)	9.251	8.810
Variación de las provisiones de inversiones financieras	-	369
Diferencias negativas de cambio	8	40
Total gastos financieros	9.259	9.219
Resultados financieros positivos	**7.323**	**3.909**
BENEFICIOS DE LAS ACTIVIDADES ORDINARIAS	**20.044**	**18.228**
Pérdidas y gastos extraordinarios		
Variación de las provisiones de inmovilizado material (nota 7)	1.869	-
Variación de las provisiones de inmovilizado financiero (nota 8)	55.749	15.666
Variación de las provisiones para acciones propias (nota 9)	(3.813)	7.697
Pérdidas procedentes del inmovilizado (nota 7)	3.734	2.683
Gastos extraordinarios (nota 15)	6.581	2.307
Gastos y pérdidas de otros ejercicios	1.915	758
Total pérdidas y gastos extraordinarios	66.035	29.111

La memoria adjunta forma parte integrante de las cuentas anuales de 2003.

Haber	2003	2002
Ingresos de explotación		
Ventas netas (nota 22)	184.132	186.642
Otros ingresos de explotación		
Ingresos accesorios y otros de gestión corriente	14.588	10.237
Subvenciones	184	599
Total ingresos de explotación	198.904	197.478
Ingresos financieros		
Ingresos de participaciones en capital (nota 24)	13.228	10.817
Ingresos de otros valores negociables	-	56
Otros intereses e ingresos asimilados (nota 24)	3.316	2.214
Diferencias positivas de cambio	38	41
Total ingresos financieros	16.582	13.128
Beneficios e ingresos extraordinarios		
Beneficios por enajenación de inmovilizado	191	1.915
Subvenciones de capital transferidas al resultado del ejercicio (nota 14)	373	32
Ingresos extraordinarios	307	358
Ingresos y beneficios de otros ejercicios	1.636	1.253
Total beneficios e ingresos extraordinarios	2.507	3.558
Resultados extraordinarios negativos	**63.528**	**25.553**
PÉRDIDAS DEL EJERCICIO ANTES DE IMPUESTOS	**43.484**	**7.325**
Impuesto sobre Sociedades (nota 26)	21.318	4.647
PÉRDIDAS DEL EJERCICIO	**22.166**	**2.678**

Certificación

Javier Gaspar de Andrade, Secretario del Consejo de Administración de Tele Pizza, S.A., domiciliada en Madrid, Calle Isla Graciosa número 7, CIF Nº A-78849676.

Certifico:

Que las cuentas anuales de Tele Pizza S.A que comprenden el balance de situación, la cuenta de perdidas y ganancias y la memoria, así como el informe de gestión, correspondientes al ejercicio terminado en 31 de diciembre de 2003, han sido formuladas por unanimidad por el Consejo de Administración de Tele Pizza, S.A. en su reunión de 18 de febrero de 2004, tal y como figura en el acta de dicha reunión que, asimismo, fue aprobada por unanimidad en el propio acto de sesión.

Estos documentos se encuentran a la disposición de los accionistas en la sede social de la compañía.

Y para que así conste, expido la presente certificación en Madrid, a 18 de Febrero de 2004.

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Auditors' Report on the Consolidated Annual Accounts

(Translation from the original in Spanish)

To the Shareholders of
Tele Pizza, S.A.

We have audited the consolidated annual accounts of Tele Pizza, S.A. (the Company) and its subsidiaries (the Group), which comprise the consolidated balance sheet at 31 December 2003, the related consolidated statement of profit and loss for the year then ended and the consolidated notes thereto, the preparation of which is the responsibility of the Company's board of directors. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on our examination which was conducted in accordance with generally accepted auditing standards in Spain, which require examining, on a test basis, evidence supporting the amounts in the consolidated annual accounts and assessing the appropriateness of their presentation, of the accounting principles applied and of the estimates employed.

In accordance with prevailing Spanish legislation, these consolidated annual accounts for 2003 also include, for each individual caption in the consolidated balance sheet and statement of profit and loss, comparative figures for the previous year. We express our opinion solely on the annual accounts for 2003. On 28 February 2003 we issued our audit report on the consolidated annual accounts for 2002 in which we made reference to a change in criteria, with which we concur, for recognising deductions pending application as governed by the new accounting principles established by the Ruling of the Spanish Accounting and Auditing Institute dated 15 March 2002.

In our opinion, these consolidated annual accounts for 2003 present fairly, in all material respects, the consolidated shareholders' equity and consolidated financial position of Tele Pizza, S.A. and its subsidiaries at 31 December 2003 and the consolidated results of operations for the year then ended, and contain sufficient information necessary for their adequate interpretation and understanding, in accordance with generally accepted accounting principles in Spain applied on a basis consistent with that of the preceding year.

The accompanying directors' report for 2003 contains such explanations as the directors consider relevant to the situation of the Group, the evolution of its business and other matters, but is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2003. Our work as auditors is limited to the verification of the directors' report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Tele Pizza, S.A. and its subsidiaries.

KPMG AUDITORES, S.L.

José Ignacio Leivar Aragón (signed)
19 February 2004

KPMG Auditores S.L.
KPMG Auditores S.L. es miembro de
KPMG International, Sociedad Suiza.

Inscrita en el Registro Oficial de Auditores de Cuentas con el n.º S0702, y en el Registro de Sociedades del Instituto de Auditores-Censores *Jurados de Cuentas con el n.º 10.*
Reg. Mer. Madrid, T. 11.961, F. 84, Sec. 8, H. M-188.007, Inscrip. 1.ª
N.I.F. B-78510153

ISO 9001

31 December 2003 and 2002 (Expressed in thousands of Euros) (Translation from the original in Spanish)

Assets	2003	2002
FIXED ASSETS		
Establishment costs (note 4)	1,643	1,614
Intangible assets (note 5)	22,350	21,487
Tangible assets (note 6)	89,297	103,219
Investments (note 7)	31,886	18,247
Long-term trade debtors (note 11)	1,130	8,198
Parent company shares (note 8)	8,862	5,832
	155,168	**158,597**
GOODWILL ON CONSOLIDATION (note 9)	**18,304**	**23,069**
DEFERRED EXPENSES	**453**	**544**
CURRENT ASSETS		
Stocks (note 10)	10,329	10,892
Debtors (note 11)	32,885	56,994
Short-term investments (note 12)	2,464	8,308
Cash in hand and at banks	9,899	5,631
Prepayments	2,143	1,255
	57,720	**83,080**
	231,645	**265,290**

The accompanying notes form an integral part of the consolidated annual accounts for 2003.

Shareholders' Equity and Liabilities	2003	2002
SHAREHOLDERS' EQUITY (note 13)		
Share capital	6,708	6,708
Share premium	11,369	11,369
Other Parent company reserves	73,388	61,494
Reserves in consolidated companies	(17,385)	(1,871)
Profit/(loss) for the year attributable to Parent company	(13,633)	5,410
	60,447	**83,110**
MINORITY INTERESTS (note 14)	**1,548**	**2,813**
NEGATIVE CONSOLIDATION DIFFERENCES (note 15)	**-**	**408**
DEFERRED INCOME (note 6)	**4,976**	**5,672**
PROVISION FOR LIABILITIES AND CHARGES (note 16)	**5,660**	**7,798**
LONG-TERM CREDITORS (note 17)	**26,004**	**47,937**
CURRENT LIABILITIES		
Borrowings (note 18)	75,805	62,807
Trade creditors	42,294	41,702
Other creditors (note 19)	12,219	11,828
Trade provisions	161	232
Accruals	2,531	983
	133,010	**117,552**
	231,645	**265,290**

for the years ended 31 December 2003 and 2002 (Expressed in thousands of Euros) (Translation from the original in Spanish)

Expenses	2003	2002
Operating expenses		
Materials consumed (note 10)	77,444	80,546
Personnel expenses (note 22)	90,319	91,847
Amortisation and depreciation (notes 4, 5 and 6)	19,018	20,022
Changes in trade provisions (notes 10 and 11)	6,573	(67)
Other operating expenses	67,383	73,667
Total operating expenses	260,737	266,015
OPERATING PROFIT	**30,285**	**35,101**
Financial expenses		
Interest and similar expenses	6,853	6,955
Share in losses of equity accounted companies (note 7)	48	259
Amortisation of goodwill on consolidation (note 9)	1,413	1,492
PROFIT ON ORDINARY ACTIVITIES	**24,389**	**27,689**
Extraordinary losses and expenses		
Change in provisions for tangible assets (notes 5, 6 and 7)	29,371	-
Change in provisions for Parent company shares (note 8)	(3,813)	7,697
Losses on fixed assets (note 6)	12,604	6,745
Extraordinary expenses (note 23)	20,241	11,258
Prior years' losses and expenses	2,124	1,082
Total extraordinary losses and expenses	60,527	26,782
CONSOLIDATED PROFIT BEFORE INCOME TAX	**-**	**8,410**
Income tax (note 20)	-	2,045
CONSOLIDATED PROFIT FOR THE YEAR	**-**	**6,365**
Profit attributable to minority interests (notes 13 and 14)	219	955
PROFIT FOR THE YEAR ATTRIBUTABLE TO PARENT COMPANY	**-**	**5,410**

The accompanying notes form an integral part of the consolidated annual accounts for 2003.

Income	2003	2002
Operating income		
Net sales (note 21)	272,967	285,377
Other operating income		
Auxiliary and other general income	18,055	15,140
Grants	-	599
Total operating income	**291,022**	**301,116**
Financial income		
Other interest and similar income	2,418	1,294
Net financial expense	**4,435**	**5,661**
Extraordinary profit and income		
Profit on disposal of fixed assets	1,378	2,167
Capital grants taken to income (note 6)	552	192
Extraordinary income	527	3,891
Prior years' profit and income	2,009	1,253
Total extraordinary profit and income	**4,466**	**7,503**
Net extraordinary expense	**56,061**	**19,279**
CONSOLIDATED LOSSES BEFORE INCOME TAX	**31,672**	**-**
Income tax (note 20)	18,258	-
CONSOLIDATED LOSS FOR THE YEAR	**13,414**	**-**
LOSS FOR THE YEAR ATTRIBUTABLE TO PARENT COMPANY	**13,633**	**-**

(1) Nature, Principal Activities and Composition of the Group

Tele Pizza, S.A. (hereinafter the Parent company) was incorporated with limited liability under Spanish law on 15 June 1988. Its registered offices are located in Madrid.

The statutory activity of the Parent company consists of economic studies, sales promotion of all types of products on behalf of third parties, including door-to-door advertising, import and export of all types of products and raw materials, the manufacture, distribution and commercialisation of products for human consumption, on behalf of the Company or third parties, and renting of machinery and equipment to third parties. All or part of these activities may be carried out indirectly by the Company either through the ownership of shares or shareholdings in companies with identical or similar activities or by any other manner permitted by Spanish legislation.

The principal activity of Tele Pizza, S.A. and its subsidiaries (hereinafter the Group) consists of the management and operation of fast-food sales outlets under the brandnames TelePizza and Pizza World, for consumption at home and on the premises. At 31 December 2003 this activity is carried out through premises owned by the Company and franchises mainly located in Spain, Portugal, Poland, and Chile. During the current year the Group has changed its global brand image, modifying everything from the graphic design of the brand ("TelePizza") to the interior and exterior design of the sales outlets (see note 6). Other activities include the manufacture of cheese-related dairy products.

The franchise activity consists mainly of advising on the management of outlets owned by third parties that operate under the TelePizza (or "telepizza") and Pizza World brandnames. The Group receives a percentage of its franchisees' sales (royalty) for these services.

The Group centralises its activity on promotion and advertising activities of all the outlets operating in Spain under the aforementioned brandnames.

During 2002 the Parent company built a new factory in Daganzo (Madrid), which commenced operating in 2003 and supplies all the outlets in Spain that are directly operated by the TelePizza Group or through its franchises.

The subsidiaries and sub-groups comprising the TelePizzaGroup, the percentage ownership and details of the respective shareholders' equities at 31 December 2003 are included in the accompanying Appendix I, which forms an integral part of this note. None of the subsidiaries are listed on the stock exchange.

During 2003 the Group decided to cancel the co-investment and master-franchise agreements in Mexico and France and no longer operates in these countries (see note 6).

On 9 May 2003, in its capacity as shareholder and sole partner of TelePizza Granada, S.A. and TelePizza Algeciras, S.L., respectively, the Parent company authorised the dissolution without liquidation of these companies and the transfer of their total net worth to Tele Pizza, S.A., which assumed all the rights and obligations of both these companies. This operation took effect for accounting purposes on 1 May 2003.

During 2003 the Group has increased its interest in TelePizza Chile, S.A. by 11.9%

(2) Basis of Presentation

The directors of the Parent company have prepared these consolidated annual accounts in the format established by prevailing Spanish legislation governing the preparation of consolidated accounts (Royal Decree 1815 of 20 December 1991), from the accounting records of Tele Pizza, S.A. and its subsidiaries to present fairly the consolidated shareholders' equity and financial position of the Group at 31 December 2003 and the results of its operations for the year then ended.

The individual annual accounts of the Parent company and its subsidiaries for 2003 are pending approval by the shareholders at the respective general annual meetings. Nonetheless, the directors of the Parent company consider that the annual accounts for 2003 will be approved without significant changes.

As required by Spanish accounting principles, the consolidated balance sheet and statement of profit and loss for 2003 include comparative figures for the prior year, which formed a part of the 2002 consolidated annual accounts approved by the shareholders of the Parent company at their annual general meeting held on 24 June 2003. As permitted by such principles, the Parent company has opted to omit comparative data for 2002 from the consolidated annual accounts for 2003.

At 31 December 2003 the Group shows negative working capital. Nonetheless, the directors of the Parent company consider that the Group will continue to generate cash on an ongoing basis and, having already completed the most significant fixed asset investments, will not require extraordinary financing, thus enabling it to meet all payment commitments which, in any event, include credit facilities that can be fully or partially renewed if necessary.

Among its priorities the Group is reviewing its financial structure in order to adjust it to its future plans.

(3) Significant Accounting Principles

The accompanying consolidated annual accounts have been prepared in accordance with the accounting principles established in the Spanish General Chart of Accounts and in the Regulations for Consolidated Annual Accounts Preparation, the most significant of which are as follows:

(a) Consolidation principles

The most significant consolidation principles applied in accordance with Royal Decree 1815 of 20 December 1991 are as follows:

- The consolidated annual accounts have been obtained through full consolidation of the annual accounts of the subsidiaries in which Tele Pizza, S.A. holds a direct or indirect interest exceeding 50%. Companies in which Tele Pizza, S.A. holds an interest of 50% or less, but does not exercise effective majority control, have been consolidated using the equity method.

- All significant balances, transactions and unrealised profits between consolidated companies have been eliminated in the consolidation process.

- Accounting and valuation criteria applied by the subsidiaries have been brought into line with those of the Parent company, to prepare harmonised consolidated annual accounts.

- Positive differences between the net book value of the investments in subsidiaries and the proportional part of their shareholders' equity at the date of first consolidation or on acquisition, if this occurred subsequently, are shown under goodwill on consolidation in the balance sheet, which is amortised on a straight-line basis over the twenty-year period it is estimated by the directors of the Parent company to provide profits to the Group. Negative differences, similarly determined, are recorded under negative consolidation differences.

- Third party interests in shareholders' equity and results for the year of fully consolidated companies are included under minority interests in the accompanying consolidated balance sheet and under profit attributable to minority interests in the consolidated statement of profit and loss.

- The balances sheet and profit and loss entries corresponding to consolidated foreign companies have been converted into Euros using the closing rate of exchange method and at the average exchange rate, respectively. The difference between the shareholders' equity of foreign companies at the historical rate of exchange and following conversion of assets, rights and liabilities at the closing exchange rate has been recorded under conversion differences in consolidated equity.

- The financial and tax year of all group companies coincide with the calendar year.

(b) Establishment costs

Establishment costs, which mainly comprise those incurred on opening new outlets and starting up production at the new factory (see note 1), are stated at cost less accumulated amortisation calculated on a straight-line basis over a period of five years.

(c) Intangible assets

Intangible assets are stated at cost of acquisition or direct cost of production, as appropriate, net of accumulated amortisation as follows:

- Costs incurred in each individual research and development project are capitalised when there is evidence of technical success and economic-commercial viability, and otherwise are expensed. Costs capitalised are amortised on a straight-line basis over the five-year period the project is estimated to provide revenues to the Group.

- Concessions, patents, licences, trademarks and similar items are stated at cost and amortised on a straight-line basis over the four-year period in which they are estimated to provide revenues.

  Charges paid for the awarding of administrative concessions which are recorded in the same account are amortised on a straight-line basis over the period of each concession.

- Goodwill arising from acquisitions is stated at cost. Goodwill on merger operations corresponds to the difference between the net book value of the interests held by Tele Pizza, S.A. and the shareholders' equity of the absorbed companies, to the limit of the market value. Goodwill is amortised systematically over the twenty-year period in which it is estimated to provide revenues.

- Software is stated at cost and, once installation has been completed, is amortised on a straight-line basis over the four-year period of expected use. Software maintenance costs are expensed when incurred.

- The rights to use and the option to purchase tangible assets contracted through lease financing are recorded at the cash value of the asset at the time of acquisition. These rights are amortised on a straight-line basis over the useful lives of the leased assets. The total lease instalments and the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value of the asset, equivalent to the financial cost of the operation, is recorded under deferred expenses and expensed over the term of the contract using the interest method. When the purchase option is exercised, the cost and accumulated depreciation of these goods is transferred to the corresponding tangible asset category.

- The Group makes provision for the amortisation of certain intangible assets when it considers that, due to temporary market conditions, the market value of the assets is less than their net book value.

(d) Tangible assets

Tangible assets are stated at cost, less accumulated depreciation.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	33
Plant and machinery	6 -10
Other fixed asset	
Other installations, equipment and furniture	6 - 10
Motor vehicles	2 - 6
Information technology equipment	4 - 5

Repairs and maintenance costs which do not improve the related assets or extend their useful lives are expensed when incurred.

The Group makes provision for the depreciation of certain tangible assets when it considers that, due to temporary market conditions, the market value of the assets is less than their net book value.

(e) Investments

Shareholdings in companies consolidated using the equity method are stated at their underlying net book value at the year end.

Provision is generally made for a decline in value of investments where circumstances so dictate. In the case of share capital holdings, provision is made where cost exceeds the underlying net book value, adjusted to take into account any latent unrecorded goodwill at year end.

(f) Own shares

Own shares are stated at average weighted cost of acquisition.

Provision is made for the decline in value of own shares following the same criteria described in section (e) above.

(g) Deferred expenses

Deferred expenses comprise loan arrangement expenses and deferred interest on debts and are expensed over the terms of the corresponding debts using the financial method.

(h) Stocks

Stocks are stated at cost of acquisition or production as follows:

- Raw materials, goods for resale and other materials consumed are stated at average weighted cost of acquisition.
- Finished goods and work in progress are stated at average weighted cost of raw materials and other materials consumed, including the applicable portion of direct and indirect labour costs and other manufacturing overheads.

The Group makes provision for stocks where cost exceeds market value or when circumstances indicate doubtful recovery of such costs.

(i) Debtors

The Group makes provision for bad debts in respect of overdue balances and when circumstances indicate doubtful collection.

(j) Foreign currency transactions

Foreign currency transactions are accounted for in the currency of the country in which the Group company is located, at the rates of exchange prevailing at the transaction date. Exchange gains or losses on settlement of balances are taken to consolidated profit or loss when they arise.

Balances receivable and payable in foreign currency at year end are expressed in the currency of the country in which the Group company is located, at rates of exchange approximating those at 31 December. Unrealised foreign exchange losses, determined for groups of currencies with similar maturity or market trends, are charged to expenses while unrealised exchange gains, similarly determined, are deferred.

The balance sheet and statement of profit and loss of consolidated companies located in foreign countries have been converted to Euros, as indicated in note 3(a).

(k) Current/Long-term

Assets and liabilities are classified as current if maturing within twelve months and long-term if maturing more than twelve months from the consolidated balance sheet date.

(l) Compensation for termination of employment

Except in the case of justifiable cause, companies are liable to pay indemnities to employees whose services are discontinued.

In the absence of any foreseeable need for abnormal termination of employees' services and because indemnities are not payable to employees who retire or voluntarily leave the Group, indemnity payments, if they arise, are expensed when the decision to terminate employment is taken.

Indemnities for dismissals resulting from restructuring schemes are registered under extraordinary expenses.

(m) Income taxes

As the group of companies is not subject to the consolidated tax regime, the amount of net income recorded in these consolidated annual accounts in respect of 2003 income tax is derived from the aggregation of the income tax expenses or income on the profit or loss of the group companies considered on an individual basis.

The income tax expense or income is calculated each year based on the result reported for accounting purposes, adjusted for permanent differences with tax criteria and taking into consideration any applicable credits and deductions. The effects of timing differences, if applicable, are included in deferred tax assets or liabilities.

In accordance with the Resolution of the Spanish Accounting and Auditing Institute dated 15 March 2002, in 2002 and 2003 the Group recognised its deductions pending application for double taxation.

Tax credits in respect of loss carryforwards and income tax deductions pending application are recognised as deferred tax assets when their future realisation is considered to be reasonably assured based on estimated profitability on normal business activities. Should this not be the case, tax credits are recognised as a reduction of income tax expense in the year in which the loss is utilised.

The directors of the Parent company consider that the forecasts for the coming years are prudent and estimate that sustainable profits will be generated, ensuring the recovery of the aforementioned tax credits.

(n) Capital grants

Outright capital grants are initially recorded as deferred income in the accompanying consolidated balance sheet once conditions for the concession are met. Income from capital grants is recognised in the consolidated statement of profit and loss on a straight-line basis over the useful life of the fixed assets for which the grants have been received.

(4) Establishment Costs

Movement in establishment costs during 2003 is as follows:

	Thousands of Euros
Balance at 1 January	1,614
Additions	452
Disposals	(291)
Transfers (notes 5 and 6)	977
Amortisation for the year	(1,109)
Balance at 31 December	**1,643**

Balances are net of the corresponding accumulated amortisation.

Additions and disposals basically comprise the expenses incurred in opening new outlets and starting up the production activity at the new factory (see note 1).

(5) Intangible Assets

Details of intangible assets are as follows:

Thousands of Euros

	Balances at 31.12.02	Additions	Disposals	Transfers (notes 4, 6 and 9)	Other movements	Balances at 31.12.03
Cost						
Research and development costs	54	32	-	42	-	128
Concessions, patents, licences, and brandnames	3,596	56	(45)	-	2	3,609
Goodwill	13,070	86	(644)	3,423	5	15,940
Software	6,452	821	(192)	(222)	(36)	6,823
Rights over leased assets	7,536	12	-	341	-	7,889
	30,708	**1,007**	**(881)**	**3,584**	**(29)**	**34,389**
Accumulated amortisation						
Research and development costs	-	(11)		(5)	-	(16)
Concessions, patents, licences, and brandnames	(2,440)	(222)	22	-	-	(2,640)
Goodwill	(2,973)	(734)	-	(367)	(1)	(4,075)
Software	(2,800)	(1,210)	25	8	16	(3,961)
Rights over leased assets	(996)	(353)	10	95	-	(1,244)
	(9,209)	**(2,530)**	**57**	**(269)**	**15**	**(11,936)**
Less, provisions	(12)	(91)	-	-	-	(103)
	21,487	**(1,614)**	**(824)**	**3,315**	**(14)**	**22,350**

The Group has contracted certain assets through lease financing. Details of these assets and the most significant contracts signed are as follows:

Thousands of Euros

Asset	Date of contract	*Number of monthly payments*	Cash value	*Amount of each instalment*	Purchase option
Commercial premises (9)	01/94 - 11/95	120	2,699	31	148
Office furniture (3)	11/02 - 01/03	36	943	27	27
Installations	04/94- 12/03	120	3,820	26	207
Information technology equipment	05/02	36	427	12	12
Total cost			7,889		
Less, accumulated amortisation			(1,244)		
			6,645		

A summary of the liabilities resulting from these operations at 31 December 2003 is as follows:

Thousands of Euros

Total liability under the contracts	9,372
Payments made	
In prior years	(5,109)
During the year	(1,015)
Lease financing creditors	**3,248**

Details of these liabilities are as follows:

	Thousands of Euros		
	Long-term	**Short-term**	**Total**
Principal	2,113	959	3,072
Interest	79	44	123
VAT	10	43	53
	2,202	**1,046**	**3,248**
	(note 17)	(note 18)	

The Group has taken out sufficient insurance policies to cover any risks that may arise on intangible assets.

(6) Tangible Assets

Details of tangible assets are as follows:

						Thousands of Euros
	Balances at 31.12.02	**Additions**	**Disposals**	**Transfers (notes 4 and 5)**	**Other movement**	**Balances at 31.12.03**
Cost						
Land and buildings	32,094	3,775	(556)	88	(954)	34,447
Plant and machinery	113,282	13,348	(19,112)	196	(3,740)	103,974
Other fixed assets	37,256	7,058	(8,437)	(1,430)	(1,607)	32,840
	182,632	**24,181**	**(28,105)**	**(1,146)**	**(6,301)**	**171,261**
Accumulated depreciation						
Buildings	(5,560)	(1,508)	26	-	200	(6,842)
Plant and machinery	(50,157)	(9,984)	6,914	(97)	883	(52,441)
Other fixed assets	(23,252)	(3,887)	6,086	7	1,178	(19,868)
	(78,969)	**(15,379)**	**13,026**	**(90)**	**2,261**	**(79,151)**
Less, provisions						
Plant and machinery	(444)	(2,420)	51	-	-	(2,813)
	103,219	**6,382**	**(15,028)**	**(1,236)**	**(4,040)**	**89,297**

Additions primarily comprise the completion of the construction work, purchase of machinery and assembly of the technical installations at the new factory in Daganzo (Madrid) for the production of dough and distribution of products, and also includes the investments made to change the TelePizza global brand image in the outlets and head office in Madrid (see note 1).

Disposals include the tangible assets pertaining to the TelePizza México Group with a net book value of Euros 8,275 thousand (see note 1).

Disposals also include the fixed assets affected by the change in the global brand image (see note 1) and the cancelling of rental contracts for certain outlets, resulting in a loss of Euros 2,341 thousand.

The appropriation made to the provision for depreciation in 2003 corresponds to the assets not linked to activity.

Other movements mainly include conversion differences.

Details of fully depreciated assets at 31 December 2003 are as follows:

	Thousands of Euros
Plant and machinery	14,611
Other fixed assets	14,270
	28,881

Investments in tangible assets outside Spain at 31 December 2003 are as follows:

Thousands of Euros

	Cost	Accumulated depreciation	Net value
Land and buildings	14,574	(4,512)	10,062
Plant and machinery	10,701	(4,454)	6,247
Other fixed assets	6,652	(3,130)	3,522
	31,927	**(12,096)**	**19,381**

The Group has taken out sufficient insurance policies to cover any risks that may arise on tangible assets.

The Group has recorded outright capital grants at year end. Details of deferred income from grants are as follows:

Thousands of Euros

Grants obtained	6,492
Additions	7
	6,499
Less, recognised income	
In prior years	(820)
During the year	(552)
Less, cancellations in 2003	(151)
	4,976

These grants include primarily that received from the Community of Madrid to improve the conditions for preparation and commercialisation of dough and other prepared products for pizza at the new factory in Daganzo (Madrid).

The Group has undertaken to maintain tangible assets financed through these grants, as well as the activities to which they are related, for a period of five years from the date of final justification. The Group estimates that the conditions initially established for the grants will remain unchanged.

At 31 December 2003 Euros 662 thousand are receivable in the long term (see note 7) and Euros 3,004 thousand in the short term (see note 11).

(7) Investments

Investments at 31 December 2003 and movement during the year are as follows:

Thousands of Euros

	Balances at 31.12.02	Additions	Disposalss	Transfers to short term (notes 11 and 12)	Others movement	Balances at 31.12.03
Investments in equity accounted companies	2,177	95	(215)	-	-	2,057
Long-term investments	4,299	25,373	-	(29,599)	-	73
Credit for grants awarded (note 6)	3,179	-	-	(2,517)	-	662
Other loans	-	97	-	-	-	97
Guarantee deposits	2,614	217	(487)	-	39	2,383
Credit for losses to be offset in the long term (note 20)	7,323	17,381	-	-	(90)	24,614
Deductions pending offset in the long term (note 20)	-	2,000	-	-	-	2,000
	19,592	**45,163**	**(702)**	**(32,116)**	**(51)**	**31,886**
Less, provisions						
Long-term investments	(1,345)	(26,911)	-	28,256	-	-
	18,247	**18,252**	**(702)**	**(3,860)**	**(51)**	**31,886**

Additions to long-term investments in 2003 mainly comprise adjustments made in relation to investments held in companies in Mexico and France through the capitalisation of loans extended by the Group. During 2004 these investments will be disposed of as part of the Group's decision to wind up operations in these countries.

Hence, at 31 December 2003 the Group has reclassified these investments as short term along with other investments considered as not long term which will also be disposed of in 2004.

Details by company of investments in equity accounted companies are as follows:

				Thousands of Euros
	Balances at 31.12.02	**Share in 2003 profit/(loss)**	**Dividends**	**Balances at 31.12.03**
Fasgel, S.A.	284	95	(72)	307
A Tu Hora, S.A.	1,904	(143)	-	1,761
Velázquez 25, S.A. (in liquidation)	(11)	-	-	(11)
	2,177	**(48)**	**(72)**	**2,057**

(8) Own Shares

Details of this caption are as follows:

				Thousands of Euros
	Balances at 31.12.02	**Disposals**	**Transfer**	**Balances at 31.12.03**
Acquisition cost	35,263	(2,590)	(23,811)	8,862
Less, provisions	(29,431)	1,807	27,624	-
	5,832	**(783)**	**3,813**	**8,862**

During 2003 the Group has sold 569,911 shares amounting to Euros 783 thousand on the stock market.

On 2 December 2003 the Parent company sold the remaining 7,205,152 shares to a financial institution (see note 18), committing to repurchase these shares within six months. On 30 December 2003 the Parent company transferred the repurchase obligation for these shares to its subsidiary Elaboración y Suministro de Alimentos, S.A. (Eysal), under the same conditions established with the aforementioned financial institution, for a sales price of Euros 8,862 thousand, based on the quoted market price at that date.

As a result of this operation, the Parent company has transferred its non-distributable reserve for own shares to voluntary reserves.

(9) Goodwill on Consolidation

Details and movement during 2003 are as follows:

					Thousands of Euros
	Balances at 31.12.02	**Additions**	**Disposals**	**Transfers (note 5)**	**Balances at 31.12.03**
Cost					
Eysal Group	7,208	-	-	-	7,208
Telepizza Insular, S.A.	2,422	-	-	(1,579)	843
Mixor, S.A.	6,735	-	-	-	6,735
Telepizza1, S.A.	6,764	-	-	-	6,764
Sedes, S.A.	2,512	-	-	-	2,512
TelePizza Portugal Group	1,091	-	-	-	1,091
Telepizza Granada, S.A.	2,272	-	-	(2,272)	-
Others	1,014	190	(512)	-	692
	30,018	**190**	**(512)**	**(3,851)**	**25,845**
Accumulated amortisation					
Eysal Group	(1,241)	(360)	-	-	(1,601)
Telepizza Insular, S.A.	(750)	(80)	-	367	(463)
Mixor, S.A.	(2,077)	(336)	-	-	(2,413)
Telepizza 1, S.A.	(1,353)	(338)	-	-	(1,691)
Sedes, S.A.	(574)	(125)	-	-	(699)
TelePizza Portugal Group	(434)	(54)	-	-	(488)
Telepizza Granada, S.A.	(346)	(82)	-	428	-
Others	(174)	(38)	26		(186)
	(6,949)	**(1,413)**	**26**	**795**	**(7,541)**
	23,069	**(1,220)**	**(486)**	**(3,056)**	**18,304**

(10) Stocks

This caption reflects foodstuffs and other items.

The total cost of materials consumed during 2003 was as follows:

	Thousands of Euros
Net purchases	77,564
Increase in stocks	(120)
	77,444

During 2003 the group has made a provision for obsolescence of Euros 29 thousand.

The Group has taken out sufficient insurance policies to cover any risks that may arise on stocks.

(11) Debtors

Details of debtors at 31 December 2003 are as follows:

		Thousands of Euros
	Long-term	**Short-term**
Trade debtors	1,130	16,465
Advances to creditors	-	1,190
Non-consolidated associated companies	-	5,649
Sundry debtors	-	2,092
Personnel expenses	-	27
Public entities	-	16,508
	1,130	**41,931**
Less, provision for bad debts	-	(9,046)
	1,130	**32,885**

Long-term debtors mature as follows:

	Thousands of Euros
Two years	412
Three years	333
Four years	300
Five years	85
	1,130

Debtor balances with public entities include the following:

	Thousands of Euros
With tax authorities	
Tax rebate	1,844
VAT recoverable	738
Withholdings and payments on account	1,112
Social Security authorities	3
On grants awarded (note 6)	3,004
Deferred tax asset (note 20)	960
Deductions pending application (note 20)	4,333
Credit for losses to be offset in the short term (note 20)	4,514
	16,508

Movement in the provision for bad debts during 2003 is as follows:

	Thousands of Euros
Balance at 1 January	3,011
Charges	6,634
Reversals	(90)
Transfers	(509)
Balance at 31 December	**9,046**

(12) Short-Term Investments

Details and movement during 2003 are as follows:

Thousands of Euros

	Balances at 31.12.02	Additions	Disposals	Transfers (note 7)	Other movement	Balances at 31.12.03
Short-term investments	430	-	(399)	29,599	(931)	28,699
Loans to non-consolidated associated companies	5,320	-	(4,284)	-	(1,036)	-
Short-term investment portfolio	1,531	1,010	(2,521)	-	-	20
Other loans	1,200	1,080	(653)	154	(21)	1,760
Short-term guarantee deposits	451	46	(246)	(154)	-	97
	8,932	**2,136**	**(8,103)**	**29,599**	**(1,988)**	**30,576**
Provision for decline in value of investments	(624)	-	473	(28,256)	295	(28,112)
	8,308	**2,136**	**(7,630)**	**1,343**	**(1,693)**	**2,464**

(13) Shareholders' Equity

Details of consolidated shareholders' equity and movement during 2003 are shown in the accompanying Appendix II, which forms an integral part of this note.

(a) Share capital

At 31 December 2003 share capital of the Parent company is represented by 223,597,400 registered shares of Euros 0.03 par value each, subscribed and fully paid. All shares have the same voting and profit sharing rights. At 31 December 2003 no shareholder has an interest of over 10% of the share capital.

All the Parent company's shares are quoted on the stock exchange.

(b) Share premium

The share premium is subject to the same restrictions and may be used for the same purposes as the voluntary reserves of the Parent company, including conversion into share capital.

(c) Legal reserve

Companies are obliged to transfer 10% of the profits for the year to a legal reserve until such reserve reaches an amount equal to 20% of the share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital.

(d) Voluntary reserves

Voluntary reserves and the share premium are freely distributable, except for an amount of Euros 11,491 thousand corresponding to establishment costs, research and development costs and goodwill pending amortisation by the Parent company at 31 December 2003 and provided that, in accordance with Article 213 of the Spanish Companies Act, the net book value of the Parent company's net equity does not fall below the share capital as a result of the distribution.

(e) Other Parent company reserves

These reserves are generated as a result of consolidation adjustments which affect the Parent company.

(f) Reserves in fully consolidated companies

Details are as follows:

Thousands of Euros

	Balances at 31.12.02	**Individual results**	**Consolidation adjustments**	**Minority interests**	**Others movement**	**Dividends**	**Balances at 31.12.03**
Eysal Group	10,572	4,172	(819)	-	(334)	(3,220)	10,371
Telepizza Insular, S.A.	1,994	1,616	(1,252)	(792)	225	(222)	1,569
Mixor, S.A.	2,616	(38)	-	-	-	-	2,578
Telepizza 1, S.A.	4,196	659	-	-	-	(3,000)	1,855
Sedes, S.L.	2,232	324	-	-	-	(2,500)	56
TelePizza Chile Group	3,973	1,156	-	(138)	3	-	4,994
TelePizza Portugal Group	445	1,200	-	-	(7)	(600)	1,038
TelePizza México Group	(4,744)	(697)	-	-	-	-	(5,441)
Telepizza France, S.A.	(8,809)	(313)	(50)	-	(198)	-	(9,370)
Others	(895)	409	(1)	(25)	448	(1,899)	(1,963)
	11,580	**8,488**	**(2,122)**	**(955)**	**137**	**(11,441)**	**5,687**

(g) Reserves in equity accounted companies

Details are as follows:

Thousands of Euros

	Balances at 31.12.02	**Profit/(Loss) for 2002**	**Others movement**	**Balances at 31.12.03**
Fasgel, S.A.	217	100	(48)	269
A Tu Hora, S.A.	(1,328)	(359)	-	(1,687)
	(1,111)	**(259)**	**(48)**	**(1,418)**

(h) Conversion differences

Details are as follows:

Thousands of Euros

TelePizza Chile Group	(1,612)
Telepizza Poland Sp. Z o.o.	(1,133)
TelePizza México Group	(18,977)
Telepizza Maroc, S.A.	68
	(21,654)

(14) Minority Interests

Details of minority interests at 31 December 2003 and movement during the year are as follows:

Thousands of Euros

	Balances at 31.12.02	Share in profit for 2003 (note 24)	Disposals due to acquisition of shareholdings	Dividends	Others movement	Balances at 31.12.03
Eysal Group	(63)	-	-	-	-	(63)
Telepizza Insular, S.A.	1,931	162	-	(213)	(269)	1,611
TelePizza Chile Group	945	57	(1,002)	-	-	-
	2,813	**219**	**(1,002)**	**(213)**	**(269)**	**1,548**

(15) Negative Consolidation Differences

Movement in this caption during the year is as follows:

Thousands of Euros

	Balances at 31.12.02	Disposals	Balances at 31.12.03
TelePizza Chile Group	306	(306)	-
Telepizza Poland Sp. Z o.o.	102	(102)	-
	408	**(408)**	**-**

Disposals booked under TelePizza Chile for the year comprise the offsetting of the goodwill on consolidation generated on the acquisition of 11.9% of the capital of TelePizza Chile.

(16) Provisions for Liabilities and Charges

Provisions for liabilities and charges mainly comprise the estimated amounts needed to cover contingencies for liabilities that could arise, directly or indirectly, from the Group's activities. Movement in 2003 is as follows:

	Thousands of Euros
Balance at 1 January	7,798
Charges	7,446
Applications	(6,217)
Reversals	(2,567)
Transfers	(800)
Balance at 31 December	**5,660**

(17) Long-term Borrowings

Details are as follows:

	Thousands of Euros
Loans	24,237
Other creditors	1,767
	26,004

Details of long-term borrowings are as follows:

Type	Final maturity	Original amount	Balance at 31.12.03
			Thousands of Euros
Syndicated loan	20.07.2005	96,162	42,739
Others			666
Less, current portion (note 18)			(21,370)
			22,035
Lease finance creditors (note 5)			2,202
			24,237

The syndicated loan accrues interest at market rates.

Details of the maturities of the syndicated loan are as follows:

Maturity	*Thousands of Euros*
One year	21,370
Two years	21,369
	42,739

Details of other long-term creditors are as follows:

	Thousands of Euros
Deferred tax liabilities (note 20)	1,500
Deposits received	267
	1,767

(18) Short-term Borrowings

Details of this caption at 31 December 2003 are as follows:

	Limit	Drawn down
		Thousands of Euros
Credit facilities	51,860	42,956
Short-term syndicated loan (note 17)		21,370
Accrued interest		350
Other lines of financing		10,083
Lease financing creditors (note 5)		1,046
		75,805

Other lines of financing basically result from the sale of own shares with a repurchase commitment as described in note 8.

The credit facilities accrue interest at market rates.

(19) Other Creditors

Details are as follows:

	Thousands of Euros
Public entities	6,388
Salaries payable	3,759
Other debts	2,072
	12,219

Balances payable to public entities are as follows:

	Thousands of Euros
Tax authorities	
Withholdings	868
VAT payable	772
Social Security	3,184
Deferred tax liabilities (note 20)	450
Other balances payable to the tax authorities	402
Income tax payable (note 20)	712
	6,388

(20) Taxation

As indicated in note 3 (m), Group companies file individual tax returns. The profits generated by each Group company, determined in accordance with prevailing tax legislation in Spain, the corresponding autonomous regions and the country where each foreign subsidiary is located, are subject to tax, which may be reduced by certain credits.

Due to the treatment permitted by tax legislation for certain transactions, the consolidated accounting result differs from the result for tax purposes. A reconciliation of consolidated accounting result for the year with the taxable result that each Group company expects to declare after approval of the individual annual accounts is as follows:

	Thousands of Euros
Consolidated loss before income tax	(31,672)
Consolidation adjustments (note 24)	(46,728)
Combined accounting loss, before income tax	(78,400)
Permanent differences	
Provision for own shares	(13,726)
Non-deductible provision for liabilities and charges	2,653
Provision for risks deriving from capital investments	2,285
Application of provisions for liabilities and charges	(3,854)
Provision for tangible assets	1,421
Exemption of TelePizza Portugal, S.A. dividend	(600)
Other non-deductible expenses	1,764
Aggregated taxable accounting loss	(88,457)
Timing differences	
Offset of prior years' loss carryforwards	(932)
Other differences	695
Aggregated taxable loss	(88,694)
Aggregated tax loss	98,488
Total aggregated taxable income	**9,794**
Total income tax	3,126
Deductions and allowances	(852)
Withholdings and payments on account	(1,562)
Income tax payable (note 19)	**712**

The Group income tax expenses and income for the year are calculated as follows:

	Thousands of Euros
Expenses	
Taxable accounting income of companies with taxable income	**10,336**
Taxable accounting income at tax rate	3,352
Less, deductions	(852)
Tax on income generated abroad	137
Foreign tax on assets	187
Other positive adjustments	401
Income tax expense	**3,225**
Income	
Taxable accounting loss of companies incurring tax losses on recognition of tax credit	**(50,240)**
Taxable accounting loss at tax rate	(17,584)
Less, prior years' tax adjustments	177
Deductions for double taxation	(4,076)
Income from income tax	**(21,483)**
Net income from income tax	**(18,258)**

The Group has also recognised tax credits for tax loss carryforwards and deductions for double taxation pending application, the details of which, by year of origin, amount and classification as short or long-term based on the estimated recovery period, are as follows:

Thousands of Euros

	Year of origin	Long-term	Short-term
Tax credits			
Parent company	2001	868	1,752
	2002	6,365	-
	2003	17,381	-
Subsidiaries	Various	-	2,762
		24,614	**4,514**
		(note 7)	(note 11)
Deductions			
Parent company	2002	-	2,257
	2003	2,000	2,076
		2,000	**4,333**
		(note 7)	(note 11)

Details of timing differences in the recognition of income and expense for accounting and tax purposes and the corresponding accumulated deferred tax assets and liabilities are as follows:

Thousands of Euros

	Timing difference	Tax effect
Deferred tax assets		
Provision for liabilities and charges of group companies (note 11)	**2,743**	**960**
Deferred tax liabilities (notes 17 and 19)		
Tax plan for accelerated depreciation	997	349
Tax plan for reinvestment of capital gains	3,910	1,369
Differences on lease financing operations	34	12
Other timing differences	629	220
	6,718	**1,950**

At 31 December 2003 the group has classified Euros 1,500 thousand as long-term deferred tax liabilities (see note 17). The remaining amount is recorded as short-term (see note 19).

In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the tax authorities or before the inspection period has elapsed. At 31 December 2003 the Spanish group companies have open to inspection by the tax authorities all main applicable taxes for the last 4 years.

In accordance with the prevailing legislation in each country, if, on application of accounting principles, losses are declared, these may be carried forward to be offset against profits of the subsequent accounting periods, the amount being distributed as considered appropriate. Losses are offset when the tax declarations are filed within the periods established by applicable legislation, without prejudice to the tax authorities' power of inspection.

Based on the tax declarations filed by the Group companies in recent years, and those expected to be declared for 2003, the Group has loss carryforwards of Euros 83,776 thousand to be offset against future profits.

The Group has the following deductions pending application:

	Thousands of Euros	*Available through*
For double taxation	6,333	2009/2010
Others	4	2006
	6,337	

In 2000 the Group deferred extraordinary profits for reinvestment, as established in Article 21 of Income Tax Law 43/1995. This decision gave rise to a timing difference of Euros 4,043 thousand, generating revenues (transfer value) of Euros 4,597 thousand. The Company has decided to integrate those revenues in the tax periods during which the asset subject to reinvestment is depreciated, specifically in buildings. The income incorporated into taxable income for 2003 amounts to Euros 121 thousand, plus Euros 12 thousand from prior years.

(21) Net Sales

The distribution of net sales by geographical markets is as follows:

	Thousands of Euros
Domestic market	213,633
Exports	59,334
	272,967

(22) Personnel Expenses

Details are as follows:

	Thousands of Euros
Wages and salaries	72,346
Social Security	17,654
Other social charges	319
	90,319

The average number of equivalent full-time employees, distributed by category, is as follows:

Management	47
Outlet managers	371
Other personnell	6,864
	7,282

The average headcount in 2003 for full and part-time employees is 14,363

(23) Extraordinary Expenses

In 2003 the Group's extraordinary expenses basically include those incurred winding up operations in Mexico and France, the profit and loss impact of which amounts to Euros 3,362 thousand and Euros 10,602 thousand, respectively.

Other extraordinary expenses result from the restructuring of the outlets in Spain and the disposals of projects which are not viable in the future. The impact of these items amounts to Euros 6,160 thousand.

(24) Consolidated Loss

Details of the consolidated loss at 31 December 2003, considering the individual profit/loss of the group companies and consolidation adjustments, are as follows:

Thousands of Euros

	Individual profit/ (loss)	Consolidation adjustments (note 20)	Minority interests (note 14)	Total
Tele Pizza, S.A.	(22,166)	42,177	-	20,011
Fully consolidated companies				
Eysal Grup	6,798	4,717	-	11,514
Telepizza Insular, S.A.	322	(118)	(158)	46
Mixor, S.A.	346	-	-	346
Telepizza 1, S.A.	372	-	-	372
TelePizza Chile Group	1,087	-	(61)	1,026
TelePizza Portugal Group	1,937	-	-	1,937
TelePizza México Group	(35,222)	-	-	(35,222)
Telepizza France, S.A.	(13,776)	-	-	(13,776)
Others	160	-	-	160
	(37,977)	**4,599**	**(219)**	**(33,597)**
Equity accounted companies	-	(48)	-	(48)
	(60,143)	**46,728**	**(219)**	**(13,633)**

(25) Remuneration of and Balances with Directors

During 2003 the directors of the Parent company earned remuneration at Group level of Euros 1,161 thousand in respect of allowances, salaries and other items. Life assurance premiums amounting to Euros 1 thousand were also accrued on behalf of the directors.

At 31 December 2003 the Group has no advances, loans or no pension commitments with members of the board of directors of the Parent company.

During 2003 the members of the board of directors of the Parent company have not conducted any extraordinary operations with the Group or under conditions other than market.

The directors of the Parent company do not hold any investments or positions and do not fulfil any duties in companies with a statutory activity which is identical, similar or complementary to that of the Group.

(26) Guarantees to Third Parties and Other Contingent Liabilities

At 31 December 2003 the Group has obtained bank guarantees of approximately Euros 7,115 thousand.

(27) Environmental Issues

When conducting its activity, the Group rigorously complies with all the environmental legislation prevailing in the countries in which it operates.

The design of the new factory and logistics platform in Daganzo (Madrid), which started operating at the beginning of 2003, includes measures directly related to protecting the environment, the most significant of which are as follows:

- Installation of a waste water treatment plant.
- Installation of a system for separating waste water from rain water.
- Installation of a system for separating out solid waste: cardboard, paper, plastics and organic waste.
- A filter system has been installed in the boiler chimneys to trap combustion particles and waste.
- The noise levels generated by the activity have been reduced due to the 47 dB soundproofing installed in the boiler room and the lining of the façade with 48.3 dB soundproofing.

The overall investment for these items has amounted to Euros 840 thousand in 2003.

Furthermore, during 2003 the environmental accreditation ISO 9000, version 2000, has been regranted for the Luxtor factory and the process of obtaining the accreditation for the Daganzo factory has been initiated.

In addition, the Parent company has joined the Ecoembalajes España (green point) system, having committed to the inherent obligations, which TelePizza also demands that its suppliers meet. During 2003 the volume of waste has been reduced by using less bulky, 100% recyclable and more hygienic and safer and easier to transport packaging.

At 31 December 2003 there are no significant assets dedicated to environmental protection or improvement, and no other expenses have been incurred in this respect during the year. In the year ended 31 December 2003 no environmental subsidies have been received.

The directors of the Parent company consider that there are no significant contingencies relating to environmental protection or improvement for any of the Group companies. Consequently, no provision has been considered necessary to cover environmental risks and liabilities at 31 December 2003.

(28) Other Information

KPMG Auditores, S.L. and other related companies as defined in the fourteenth additional provision of legislation governing the reform of the financial system, have invoiced the Company fees and expenses for professional services during the year ended 31 December 2003, as follows:

	Thousands of Euros
Audit services	164
Audit related services	22
Other services	22
	208

Audit services detailed in the above table include the total fees for the 2003 audit, irrespective of when they were invoiced.

Other KPMG International associated companies have also invoiced the Company Euros 94 thousand for other services during 2003.

Details of Shareholders' Equity of Consolidated Companies

31 December 2003 (Expressed in thousands of Euros) (Translation from the original in Spanish)

TelePizza, S.A.	% ownership	Capital	Conversion differences
Grupo Eysal (2)	100.00%	5,128	-
Telepizza Insular Group (2)	51.00%	108	-
Mixor, S.A. (1)	100.00%	3,215	-
Circol, S.A. (3)	100.00%	1,085	-
Telepizza 1, S.A. (1)	100.00%	331	-
Sedes, S.L. (1)	100.00%	150	-
Telepizza Chile Group (2)	100.00%	3,933	(1,612)
Telepizza Portugal Group (2)	100.00%	1,900	-
Telepizza Poland Sp. Z o.o. (1)	100.00%	8,193	(1,133)
Telepizza Mexico Group (2)	100.00%	63,840	(18,977)
Telepizza France, S.A. (1)	55.38%	16,459	-
Telepizza Maroc, S.A. (3)	99.99%	59	68
Grupo Lubasto Holding (3)	100.00%	27	-

(1) *Audited*
(2) *Main companies of subgroup audited*
(3) *Unaudited*

The shareholders' equity shown in this Appendix has been taken from the annual accounts for 2003 and does not reflect adjustments resulting from the consolidation.

Indirect shareholdings have been consolidated using the same full consolidation and equity accounting criteria as for direct investments detailed above.

This Appendix forms an integral part of note 1 to the consolidated annual accounts for 2003, in conjunction with which it should be read.

Reserves	Profit/(loss) Ordinary	Profit/(loss) Extraordinary	Interim dividend	Total
21,389	12,415	(10,246)	(5,000)	23,686
3,108	349	(23)	(258)	3,284
1,089	409	(63)	-	4,650
251	96	60	-	1,492
2,655	899	(527)	-	3,358
733	478	(393)	-	968
4,082	1,489	(402)	-	7,490
909	2,164	(227)	-	4,746
(973)	(89)	(77)	-	5,921
(5,526)	(288)	(34,832)	-	4,217
(2,721)	(782)	(12,994)	-	(38)
(843)	(1)	(4)	-	(721)
(440)	(148)	(1,703)	-	(2,264)

Details of Movement in Consolidated Shareholders' Equity

for the year ended 31 December 2003 (Expressed in thousands of Euros) (Translation from the original in Spanish)

		Parent company reserves					
		Non-distributable reserves				Distributable reserves	
	Share capital	Legal reserve	Own shares reserve	Merger reserve	Other Parent company reserves	Share premium	Voluntary reserves
Balances at 31.12.02	6,708	1,290	5,832	13	11,583	11,369	50,945
Distribution of 2002 profit	-	-	-	-	2,936	-	-
Conversion differences	-	-	-	-	-	-	-
Adjustment to reserve for own shares	-	-	(5,832)	-	-	-	5,832
Transfer for distribution of dividends	-	-	-	-	11,441	-	-
Reclassifications and other movements	-	-	-	-	195	-	-
Consolidated loss for 2003	-	-	-	-	-	-	-
Balances at 31.12.03	**6,708**	**1,290**	**-**	**13**	**26,155**	**11,369**	**56,777**

This Appendix forms an integral part of note 13 to the consolidated annual accounts for 2003 in conjunction with which it should be read.

'rior ears' osses	Total Parent company reserves	Reserves in fully consolidated companies	Reserves in equity accounted companies	Conversion differences	Total reserves in consolidated companies	Profit attributable to Parent company	Total
8,169)	72,863	11,580	(1,111)	(12,340)	(1,871)	5,410	83,110
2,678)	258	5,411	(259)	-	5,152	(5,410)	-
-	-	-	-	(9,314)	(9,314)	-	(9,314)
-	-	-	-	-	-	-	-
-	11,441	(11,441)	-	-	(11,441)	-	-
-	195	137	(48)	-	89	-	284
-	-	-	-	-	-	(13,633)	(13,633)
0,847)	**84,757**	**5,687**	**(1,418)**	**(21,654)**	**(17,385)**	**(13,633)**	**60,447**

1. Company's position and business performance

Economic context

The Spanish economy has maintained a higher growth rate than in 2002, which was principally sustained by private consumption and investment in the construction sector, counteracting the weakness in foreign trade by the strength of the Euro vs. the Dollar. Spain has achieved 2.4% growth in GDP, up by four percentage points on 2002 and significantly higher than the Euro zone average situated at 0.6%. In Spain, inflation rates are down from 4% in 2002 to 2.6% in 2003, thereby lowering the inflation spread in the Euro zone which reported a 2.3% inflation rate this year. However, unemployment stood at 11.2% in 2003, still higher than the Euro zone average which was 8.8%.

In Portugal, 2003 showed negative GDP growth of around 0.8%, a year-on-year inflation rate of 2.3% on a par with the Euro zone, implying tighter inflationary control compared to 2002 where the figure was 4%. The unemployment rate stood at around 6.5%, slightly higher than in 2002 but close to full employment.

In Poland, GDP grew by 3.7% in 2003, exceeding the 2002 figure of 1.3%. Economic activity, particularly in the latter half of the year onwards, was triggered by a sharp increase in exports and the recovery of the construction sector which had been in decline for the past two years. Despite economic growth, inflation showed good performance, closing 2003 at 1.7%. Conversely, the unemployment rate is still high (20% in December). The Polish Zloty suffered an average devaluation of 12.4% in 2003 compared to 2002.

In Chile, one of the highlights of 2003 was the signing of free trade agreements with the European Union and the United States. In 2003, the economy gathered momentum, recording 3.2% growth in GDP higher than in 2002 (2%). Inflation stood at 1.1% sinking to the lowest level since 1935. Finally, unemployment came to 8.5%, 0.4% less than in 2002. The Chilean Peso was devalued by an average of 17.2% compared to 2002.

Domestic market activity

2003 was for the Telepizza Group, a year in which the modernisation process was consolidated in the different strategic areas of the Company (described in detail hereinafter) and the conclusion of restructuring processes.

The Group carries out its activity in the home delivery service sector for prepared food, in which pizza is the star product and TelePizza is sector leader.

The two main features defining the trademark are the product's functionality (prepared food delivered to the home) and its emotional appeal related to shared consumption associated with leisure time at home.

The positioning of this brand has become reinforced by an ambitious change of image which was tried and tested in 2002 and finally implemented in 2003.

The new image involves changing the trademark's graphics, creating a new image for the internal and external décor of the restaurants, defining a revamped, modern, simple communication channel of quality which is close to the customer.

At the end of 2003, 166 own restaurants and 23 franchises were already running under the new design. Investment in 2003 related to this revamping in own restaurants amounted to Euros 3,625 thousand.

In 2003, TelePizza's sales in Spain were split as follows, with home delivery sales predominating;

Home delivery sales.......	50.1%
Store collection sales.........	35.8%
Consumption on premises sale	14.1%

2003 sales are up 2.1% in Spain. This rise has been curbed by the decline in television consumed by young people, one of our main target groups which is particularly evident at Telepizza's peak consumption times where consumption opportunities have decreased in addition to the impact of our advertising on television. Conversely, sales have been favoured by new product launches in 2003 which we will discuss in the R&D section.

At the end of 2003, the Group owned 532 restaurants in Spain, of which 230 were owned and 302 were franchises.

In the industrial area, at the beginning of 2003, activity commenced at the new factory located in Daganzo (Madrid), providing service to all the owned restaurants and franchises in Spain which reached a total of 532. Investment in 2003 in this project amounted to Euros 8 million.

The inauguration of this project has led to the consolidation of the Group's industrial plan and has provided the Company with state of the art installations which this year have led to less wastage, greater flexibility in adapting production to sales peaks, optimisation of product conservation, stock rationalisation and improvement in logistics planning, amongst other advantages.

Another area of the Company which has been modernised is information systems. In 2003, virtually all of the restaurants in Spain were already operating under the new restaurant management and information system (SAGA), which is based on multilayered technology, granting remote access and providing information on different types of sales outlets based on their characteristics. Furthermore, permanent ADSL lines have been installed.

In the marketing area, new technology was also applied in 2003 following the development of a CRM software application test, leading to advancement in data analysis and segmentation in accordance with different variables (average orders, frequency, product mix). This level of information should allow us to design appropriate strategies for each type of consumption.

All of the Company's modernisation efforts have been complemented by an ambitious training plan aimed at operations personnel and focused on customer value, service quality and personalised attention as daily activity drivers.

Franchising has remained a priority as a development model for the Group in which 56.8% of the restaurants in Spain were managed under the franchising format at the end of 2003. The support department of the franchises is still a key component as regards the services it provides from restaurant openings to all matters related to the running of these establishments.

International market activity

In 2003, the restructuring of the international area of the Company was completed.

On 19 December 2003, a decision was made to conclude operations in Mexico and France.

In Mexico, Tele Pizza, S.A. and the Campero Group decided to end their joint investment agreement involving the incorporation of the jointly-owned companies C&T de Iberoamérica, S.A. de CV Group and Prestadora de Servicios de Iberoamérica, S.A. de CV, which were intended to jointly develop their respective business activities in Mexico, under the TelePizza and Pollo Campero trademarks.

In France, Tele Pizza, S.A. decided to conclude its master franchise agreement previously signed with RM Master Sas.

These decisions which have concluded the restructuring process of the Telepizza Group should lead to improvement in results over the coming years, allowing management and investment efforts to be focused on areas in the international division in which the Company has been commercially successful, with a growth history and leadership position in the respective markets particularly in Portugal, Poland and Chile in addition to ongoing expansion throughout Central America in collaboration with the Pollo Campero Group.

In Portugal, the restaurant market has experienced sharp dynamism over the past decade, favoured by socio-economic changes in the country which have triggered consumer spending on foodstuffs inside and outside the home.

Nevertheless, recent performance reflects a slowdown in growth, parallel to the slowdown in private consumption. In the food home delivery service sector, TelePizza is the undisputed leader.

In 2003, 9 new restaurants were opened providing a total of 65 (39 owned and 26 franchises) and franchise sales rose by 7.3%.

In Poland, the restaurant sector has remained stable this year with no significant growth but with no closures of national operators, a frequent occurrence over the past two years. However, due to commercial actions and the number of openings, Telepizza has continued to grow and maintains its leadership position in the prepared food home delivery service sector.

In 2003, 12 new restaurants were opened, closing the year with a total of 87 (64 owned and 23 franchises). In the same year, 5 owned establishments changed over to the franchise format.

In 2003, Poland reported 12.1% growth in restaurant sales in local currency.

In Chile, 2003 saw the closure of some establishments operated by other large pizza companies in addition to several other restaurants from other restaurant sectors. TelePizza's leading position and commercial activity have enabled the Company to continue to grow.

In 2003, 5 new restaurants were opened in Chile, 3 of which were owned and 2 were franchised. TelePizza Chile has 32 restaurants across the country, consolidating and strengthening its position of leadership in the ready-to-eat pizza market and home delivery of prepared food.

The Company's sales in local currency are up 23.3% on 2002, due to efficiently investing resources in the marketing area and employing a successful strategy focused on increasing home delivery activities.

Economic-financial Group results

The figures for 2003 and their comparison to 2002 should be analysed within the context of a gradual change, which is more evident in relation to franchised restaurants.

Total operating revenues amounted to Euros 291,022 thousand, representing 3.35% fall on 2002, mainly as a result of lower income from franchising activities and to a lesser extent, to the current proportion of owned restaurants and franchises in which the latter increased in number compared to 2002 (excluding the disposal of restaurants in France and Mexico).

Ordinary profit amounted to Euros 24,389 thousand, a −11.92% decrease on the previous year.

The factors which have contributed to this comparison are as follows:

- Mainly the abovementioned impact of lower income from franchising.

- The inauguration of the new factory and logistics platform which is still not operating at its optimum level in terms of costs. This level is expected to be reached in 2004.

In 2003, extraordinary losses amounted to Euros -56,061 thousand which mainly relate to assets disposals of investments made in France and Mexico, deriving from the decision to wind up operations in both countries and, to a lesser extent, to the closure of certain unprofitable restaurants in Spain.

These extraordinary losses have led to a net loss of Euros -13,633 thousand for the consolidated group

The 13.5% reduction in the net financial debt of the Group is particularly worthy of note, down from Euros 104,180 thousand at the end of 2002 to Euros 90,143 thousand at the end of 2003.

Group investments in 2003 amounted to Euros 25,640 thousand.

2. Forecast evolution

The outlook for 2004 is focused on consolidation and taking advantage of investments made in prior years to keep future investment in Spain at minimum levels.

In Spain, the Group will continue developing its industrial plan, expected to improve the efficiency of the factory and logistics platform which started operating in 2003. An advanced warehouse management programme will be implemented and will include a two-way radio system.

In the Marketing area, actions will be introduced to strengthen brand image and highlight Telepizza's consumption trends in order to build a closer relationship with the consumer.

Franchising will continue to be the Group's main development model.

In Spain, a total of 538 restaurants are expected by the end of 2004.

In international strategy, the discontinuation of operations in France and Mexico should allow the Group to focus its investment abroad in areas in which it has been commercially successful, with a history of growth and a position of leadership in its respective markets, particularly in Portugal, Poland and Chile and by ongoing expansion in Central America in collaboration with the Pollo Campero Group.

The Group has set an objective to consolidate its position of leadership in the Portuguese market through introducing a franchising plan in the smaller cities with the global aim of increasing profitability and taking advantage of important events such as the European Cup in June.

We expect to have 69 restaurants up and running in Portugal by the end of 2004.

In Poland, TelePizza will continue to strengthen its leadership position in the home delivery service sector through franchising. Until now, TelePizza had mainly concentrated on areas of more than 100,000 inhabitants and in 2004 it will extend its coverage to cities with more than 80,000 inhabitants. The objective is to open 97 restaurants in Poland by the end of 2004.

TelePizza Chile's main target for 2004 will be to strengthen its leadership position in home delivery sales by increasing the number of restaurants in the north of the country where there is still important market potential and which will be penetrated once the logistics problems in Chile are tackled. 35 restaurants are expected to be opened by the end of 2004.

All of these objectives will be undertaken based on the main criteria of profitability.

3. R&D

The main objective in the R&D area focuses on the creation, development and improvement of all TelePizza and Pizza World products, keeping in mind our consumers' tastes and using top quality ingredients to strike the right balance between taste and nutrition.

In 2003, the R&D department moved to the new factory in Daganzo (Madrid). The new R&D and Quality centre is equipped with warehouses, laboratories and a pilot restaurant.

The pilot restaurant is fitted with all the equipment used at TelePizza's restaurants, such as an oven, preparation table, ingredients table, hot plate, in addition to other equipment which allows products to be developed and tested in real time and temperature conditions.

One of the priorities of the Company's marketing strategy is innovation. The R&D department plays a key role in this respect and is responsible for developing new varieties of pizza, sauces and complementary products for the TelePizza and Pizza World trademarks.

Quality is key factor in this process and rigorous control measures are followed to standardise new suppliers, thereby guaranteeing maximum product and service quality to restaurants.

The Company is constantly aware of consumer preferences and new market trends. In the first quarter, the *pizzas of the world* were launched which brought consumers typical flavours from different countries such as India, Mexico, Germany and Spain. At the same time, wraps from different countries were also launched as a complementary product.

In June, the Company launched stuffed baked potatoes which come in four different varieties.

In September, the pizza au gratin was launched which aside from being a speciality offers the possibility of cooking other pizza varieties in a similar fashion.

In October, the "Spiro Dog" was launched, consisting of a sausage (two different varieties) with bacon and cheese wrapped in TelePizza dough.

In the Pizza World chain, two new pizza varieties have been included: "Serrana World", a pizza which includes serrano ham topping and "Cream Rodeo", based on a combination of Carbonara sauce and the Rodeo pizza.

The international area is benefiting from efforts made by the R&D area in Spain which also provides support in product testing and development, carried out on a local basis.

All the accomplishments achieved by the R&D department require numerous acceptance tests which are performed in relation to products and items in which the opinion of our clients and operations personnel are of special importance whereby their suggestions are recognised in the preparation, name selection, composition and presentation of different products. These tests are carried out in collaboration with the Marketing department and market research companies thus assuring customer acceptance.

One project which has been ongoing throughout the year is the Industrial Manager Plan in which the R&D department has gained special recognition in product and machinery development.

This unique machinery has been exclusively developed for TelePizza using cutting edge technology in production preparation and control.

Direct investment in R&D during the year amounted to Euros 390 thousand.

4. Own shares

In 2003, the parent company sold 569,911 shares, 0.25% of share capital at 31 December, at an average price of Euros 1.37 per share, totalling Euros 783 thousand and generating a profit of Euros 355.4 thousand.

On 2 December 2003, the Company sold the 7,205,152 own shares it held in its securities portfolio to a credit entity with a repurchase agreement set for 2 June 2004. The joint nominal value of these own shares amounted to Euros 216 thousand, representing 3.22% of share capital at 31 December 2003. On 30 December 2003, the Company transferred the repurchase commitment to its subsidiary Eysal, under the same conditions established with the credit entity. The sale price was set in accordance with the stock market share price on the date of the sale.

5. Significant subsequent events

Subsequent to 2003 year end and up to the date on which these consolidated annual accounts were prepared, no significant events have arisen which could have a significant impact on the economic information contained within these 2003 consolidated annual accounts.

The accompanying consolidated annual accounts of the TelePizzaGroup comprising the consolidated balance sheet, consolidated statement of profit and loss, the consolidated notes thereto and the directors' report for the year ended 31 December 2003 have been prepared by all of the board of directors of Tele Pizza, S.A. in their meeting held on 18 February 2004, as documented in the minutes of that meeting, which were also unanimously approved in the related minutes certificate.

In compliance with Article 171.2 of the Revised Spanish Companies Act, Royal Decree 1564/89 the members of the board of directors sign them hereinafter:

Pedro Ballvé Lantero (signed)
Chairman

José Carlos Olcese Santonja (signed)
Executive Vice-Chairman

Aldo Olcese Santonja (signed)
Board member

Alfonso Martínez de Irujo Fitz-James Stuart (signed)
Board member

Rainiero Vanni D'Archirafi (signed)
Board member

Joaquín Cayuela Vergés (signed)
Board member

Ignacio Cuesta Martín-Gil (signed)
Board member

Guillermo de la Dehesa Romero (signed)
Board member (absent abroad)
By proxy

Fernando Zapater Marqués (signed)
Board member

Javier Gaspar Pardo de Andrade (signed)
Board member and Secretary to the board of directors

I, Mr. Javier Gaspar Pardo de Andrade, in my capacity as Secretary to the board of directors, hereby certify the authenticity of the signatures preceding the names of all of the members of the board of directors.

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Auditors' Report on the Annual Accounts
(Translation from the original in Spanish)

To the shareholders of
Tele Pizza, S.A.

We have audited the annual accounts of Tele Pizza, S.A. (hereinafter the Company) which comprise the balance sheet at 31 December 2003, the related statement of profit and loss for the year then ended and the notes thereto, the preparation of which is the responsibility of the Company's board of directors. Our responsibility is to express an opinion on the annual accounts taken as a whole, based on our examination which was conducted in accordance with generally accepted auditing standards in Spain, which require examining, on a test basis, evidence supporting the amounts in the annual accounts and assessing the appropriateness of their presentation, of the accounting principles applied and of the estimates employed.

In accordance with prevailing Spanish legislation, these annual accounts for 2003 also include, for each individual caption in the balance sheet, statement of profit and loss and disclosure of source and application of funds, comparative figures for the previous year. We express our opinion solely on the annual accounts for 2003. On 28 February 2003 we issued our audit report on the annual accounts for 2002 in which we made reference to a change in criteria, with which we concur, for recognising deductions pending application as governed by the new accounting principles established by the Ruling of the Spanish Accounting and Auditing Institute dated 15 March 2002.

In our opinion, these annual accounts for 2003 present fairly, in all material respects, the shareholders' equity and financial position of Tele Pizza, S.A. at 31 December 2003 and the results of its operations and source and application of funds for the year then ended, and contain sufficient information necessary for their adequate interpretation and understanding, in accordance with generally accepted accounting principles in Spain applied on a basis consistent with that of the preceding year.

The accompanying directors' report for 2003, contains such explanations as the directors consider relevant to the situation of the Company, the evolution of its business and other matters, but is not an integral part of the annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the annual accounts for 2003. Our work as auditors is limited to the verification of the directors' report within the scope described in this paragraph and does not include a review of information other than that obtained from the Company's accounting records.

KPMG AUDITORES, S.L.

José Ignacio Leivar Aragón (signed)

19 February 2004

KPMG Auditores S.L.
KPMG Auditores S.L. es miembro de
KPMG International, Sociedad Suiza.

Inscrito en el Registro Oficial de Auditores de Cuentas con el n.º S0702, y en el Registro de Sociedades del Instituto de Auditores-Censores Jurados de Cuentas con el n.º 10.
Reg. Mer. Madrid, T. 11.961, F. 84, Sec. 8, H. M-188.007, Inscrip. 1.ª
N.I.F. B-78510153

ISO 9001

Balance Sheets

31 December 2003 and 2002 (Expressed in thousands of Euros) (Translation from the original in Spanish)

Assets	2003	2002
FIXED ASSETS		
Establishment costs (note 5)	1,465	921
Intangible assets (note 6)	16,091	15,787
Tangible assets (note 7)	49,485	46,498
Investments (note 8)	88,794	118,886
Long-term trade debtors (note 11)	1,130	3,395
Own shares (note 9)	-	5,832
	156,965	**191,319**
DEFERRED EXPENSES	**309**	**435**
CURRENT ASSETS		
Stocks (note 10)	1,379	1,311
Debtors (note 11)	34,753	71,603
Short-term investments (note 12)	24,016	13,596
Cash in hand and at banks	5,300	397
Prepayments	1,689	903
	67,137	**87,810**
	224,411	**279,564**

The accompanying notes form an integral part of the annual accounts for 2003.

Shareholders' Equity and Liabilities	2003	2002
SHAREHOLDERS' EQUITY (note 13)		
Share capital	6,708	6,708
Share premium	11,369	11,369
Reserves	47,233	49,911
Loss for the year	(22,166)	(2,678)
	43,144	**65,310**
DEFERRED INCOME (note 14)	**4,018**	**4,384**
PROVISION FOR LIABILITIES AND CHARGES (note 15)	**5,830**	**1,305**
LONG-TERM CREDITORS		
Borrowings (note 16)	21,813	43,970
Other creditors (note 17)	1,737	794
	23,550	**44,764**
CURRENT LIABILITIES		
Borrowings (note 18)	62,331	58,090
Group companies (note 19)	60,735	81,641
Trade creditors (note 20)	16,557	17,509
Other creditors (note 21)	6,946	6,541
Accruals	1,300	20
	147,869	**163,801**
	244,411	**279,564**

Statements of Profit and Loss

for the years ended 31 December 2003 and 2002 (Expressed in thousands of Euros) (Translation from the original in Spanish)

Expenses	**2003**	**2002**
Expenses		
Materials consumed (note 10)	77,780	85,559
Personnel expenses (note 23)	57,109	53,260
Amortisation and depreciation (notes 5, 6 and 7)	10,720	9,264
Changes in trade provisions (note 11)	79	-
Other operating expenses	40,495	35,076
Total operating expenses	186,183	183,159
OPERATING PROFIT	**12,721**	**14,319**
Financial expenses		
Interest and similar expenses (note 24)	9,251	8,810
Changes in provision for decline in value of investments	-	369
Exchange losses	8	40
Total financial expenses	9,259	9,219
Financial profit	**7,323**	**3,909**
PROFIT ON ORDINARY ACTIVITIES	**20,044**	**18,228**
Extraordinary losses and expenses		
Changes in provision for tangible assets (note 7)	1,869	-
Changes in provision for investments (note 8)	55,749	15,666
Changes in provisions for own shares (note 9)	(3,813)	7,697
Losses on fixed assets (note 7)	3,734	2,683
Extraordinary expenses (note 15)	6,581	2,307
Prior years' losses and expenses	1,915	758
Total extraordinary losses and expenses	66,035	29,111

The accompanying notes form an integral part of the annual accounts for 2003.

Income	2003	2002
Operating income		
Net sales (note 22)	184,132	186,642
Other operating income		
Auxiliary and other general income	14,588	10,237
Grants	184	599
Total operating income	198,904	197,478
Financial income		
Income from investments in share capital (note 24)	13,228	10,817
Income from other negotiable securities	-	56
Other interest and similar income (note 24)	3,316	2,214
Exchange gains	38	41
Total financial income	16,582	13,128
Extraordinary profit and income		
Profit on disposal of fixed assets	191	1,915
Capital grants taken to income (note 14)	373	32
Extraordinary income	307	358
Prior years' profit and income	1,636	1,253
Total extraordinary profit and income	2,507	3,558
Net extraordinary expense	**63,528**	**25,553**
LOSS FOR THE YEAR BEFORE TAX	**43,484**	**7,325**
Income tax (note 26)	21,318	4,647
LOSS FOR THE YEAR	**22,166**	**2,678**

Certificate

Javier Gaspar de Andrade, Secretary of the Board of Directors of Tele Pizza, S.A., with registered address in Madrid, at Calle Isla Graciosa No. 7, Fiscal Identification Code N° A-78849676.

I hereby certify:

Whereby the annual accounts of Tele Pizza S.A. that include the statement of account, the profits and losses account and the report, as well as the corporate management report, corresponding to the financial year that closed on the 31st of December 2003, were formulated unanimously by the Board of Directors of Tele Pizza S.A. at its meeting held on the 18th of February 2004, as is shown in the minutes for the aforementioned meeting which, likewise, were approved unanimously at the meeting itself.

These documents are at the shareholders' complete disposal at the Company's head office.

And for whomsoever it may concern, I issue this certificate in Madrid, on the 18th of February 2004.

Para más información dirigirse a:
TELE PIZZA S.A.
C/Isla Graciosa nº 7
Parque Empresarial La Marina
San Sebastián de los Reyes- 28700 Madrid
T. +34 91 657 62 00
www.telepizza.es

Departamento de Comunicación:
Inés Bausa Alonso
T. +34 91 657 62 50
E-mail: comunicacion.externa@telepizza.es

Departamento de Relación con Inversores y Accionistas:
Rosa Cambero García
T. +34 91 657 62 48
E-mail: accionistas@telepizza.es

For more information, please contact:
TELE PIZZA S.A.
C/Isla Graciosa nº 7
Parque Empresarial La Marina
San Sebastián de los Reyes- 28700 Madrid
T. +34 91 657 62 00
www.telepizza.es

Corporate Communications Department:
Inés Bausa Alonso
T. +34 91 657 62 50
E-mail: comunicacion.externa@telepizza.es

Investors Relations Department:
Rosa Cambero García
T. +34 91 657 62 48
E-mail: accionistas@telepizza.es

Informe Anual Annual Report

2003

telepizza®

Isla Graciosa 7
Parque Empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T. +34 91 657 62 00
www.telepizza.es

Informe Anual de Gobierno Corporativo 2003

TELE PIZZA, S.A.

Annual Report on Corporate Governance 2003

TELE PIZZA, S.A.

telepizza®

INDICE

TABLE OF CONTENTS

1.- CARTA DEL PRESIDENTE DE LA COMISIÓN DE AUDITORIA Y CUMPLIMIENTO.

Estimados Accionistas:

Como venimos haciendo desde el ejercicio 2002, presentamos de nuevo, junto con el Informe de Gobierno Corporativo, que ahora es preceptivo tras la publicación de la Ley 26/2003 de Transparencia de las Sociedades Anónimas Cotizadas, el Informe Anual de Actividades de la Comisión de Auditoria y Cumplimiento que me honro en presidir. Quiero destacar dos tipos de actividades realizadas:

En primer lugar, la Comisión de Auditoria y Cumplimiento ha tenido una extensa labor de preparación de las nuevas informaciones preceptivas establecidas en la citada Ley 26/03 de 17 de Julio, la Orden Ministerial ECO/3722/03 de 26 de Diciembre y la Circular 1/04 de la CNMV de 17 de Marzo, para su aprobación por el Consejo de Administración, su inclusión en su página web y su información a la Junta General de Accionistas.

Entre otros, la Comisión ha elaborado las propuestas al Consejo de Administración del Reglamento de dicho órgano, del Reglamento de funcionamiento de la Junta General de accionistas, del Informe de Gobierno Corporativo y de las informaciones relevantes a incluir en la página web, todas ellas ya aprobadas por dicho Consejo de Administración de la sociedad.

En segundo lugar, la Comisión de Auditoria y Cumplimiento ha preparado la Memoria Anual de sus actividades. Entre ellas, cabe destacar las derivadas de sus atribuciones y funciones que tiene estatutariamente asignadas, tales como el análisis y revisión de las cuentas trimestrales y los estados financieros trimestrales y semestrales, además de las cuentas anuales consolidadas incorporando los estados contables de todas las sociedades participadas nacionales e internacionales de acuerdo con la normativa mercantil y contable que le sea de aplicación. Asimismo, la revisión periódica, de todos los procedimientos y métodos utilizados por la compañía tanto de tipo operativo como de supervisión y contable.

Con objeto de tener un control más riguroso de la información contable y de las prácticas y normas de gobierno corporativo y de conseguir una mayor transparencia, a pesar de no ser preceptivo de acuerdo con las normas vigentes, la Comisión de Auditoria y Cumplimiento ha decidido que el auditor interno, que depende jerárquicamente de dicha Comisión, asista a todas las reuniones de la Comisión, así como el auditor externo y además, los Consejeros independientes miembros de la Comisión mantienen reuniones separadas con el auditor interno y el auditor externo, sin la presencia de los Consejeros ejecutivos de la sociedad.

Guillermo de la Dehesa Romero
Presidente de la Comisión de Auditoria y Cumplimiento

1.- LETTER FROM THE CHAIRMAN OF THE AUDIT AND COMPLIANCE COMMITTEE.

Dear Shareholders,

As we have been doing since the 2002 financial year, once again we present, along with the Report on Corporate Governance, which is now compulsory after the publication of the Law 26/2003 on Transparency of Listed Joint Stock Companies, the Annual Report on Activities of the Audit and Compliance Committee that I have the honour of presiding over. I would like to emphasise two types of activities performed:

In the first place, the Audit and Compliance Committee has put all its efforts into preparing the new compulsory information established in the aforementioned Law 26/03 of the 17th of July, the Ministerial Order ECO/3722/03 of the 26th of December and the Circular 1/04 by the Stock Exchange Commission of the 17th of March, for their approval by the Board of Directors and inclusion on the Web page and informing the Annual General Meeting of Shareholders.

Amongst other points, the Committee has prepared the proposals for the Board of Directors for its Regulations, the Operating Regulation for the Annual General Meeting of Shareholders, of the Corporate Governance Report and for the relevant information to be included on the Web page, all of which has already been approved by the aforementioned Board of Directors of the Company.

In the second place, the Audit and Compliance Committee has prepared its Annual Report on its activities. Amongst other points, the activities derived from its attributions and functions that are assigned by the Articles of Association, such as the analysis and reviewing of the quarterly accounts and the quarterly and half-years financial statements, as well as the consolidated annual accounts incorporating the accounting statements from all the national and international companies that are participated in, in accordance with the applicable mercantile regulation and accounting principles should be highlighted. Likewise, the periodical reviewing of all the procedures and methods used by the company, both of an operational type and for supervision and accountancy.

In order to be able to have greater control over the accounting information and the practices and rules of corporate governance and to obtain greater transparency, in spite of this not being compulsory, in accordance with the regulations in force, the Audit and Compliance Committee has decided that the internal auditor, who depends hierarchically on this Committee, should attend all the Committee's meetings, as well as the external auditor and in addition to this, the independent Board Members who are members of the Committee hold separate meetings with the internal auditor and the external auditor, without the presence of the executive Members of the Company's Board.

Guillermo de la Dehesa Romero
Chairman of the Audit and Compliance Committee

2.- INTRODUCCIÓN

El presente Informe de Gobierno Corporativo relativo al ejercicio 2003 ha sido aprobado por el *Consejo de Administración en pleno en su reunión de fecha* 25 de Mayo de 2004 a propuesta de la Comisión de Auditoria y Cumplimiento, y su contenido se adapta a las disposiciones legales aplicables en concreto la Ley 26/03 de 17 de Julio (Ley de Transparencia), la Orden Ministerial ECO/3722/03 de 26 de Diciembre y la Circular 1/04 de la CNMV de 17 de Marzo.

La atención y preocupación del Consejo de Administración de TELE PIZZA, S.A. respecto a las materias propias del gobierno corporativo y del buen gobierno de las sociedades cotizadas se puso de manifiesto ya desde el ejercicio 2001 en el que la Comisión de Auditoria y Cumplimiento de TELE PIZZA, S.A. presentó una Memoria separada sobre sus actividades durante el último ejercicio y sobre el grado de cumplimiento de las prácticas de "Gobierno Corporativo", práctica esta que se repitió en relación con el ejercicio 2002.

Durante el último año 2003 se han promulgado dos disposiciones de especial relevancia sobre el régimen de transparencia de las sociedades anónimas cotizadas, la Ley 26/2003 de 17 de Julio y la Orden ECO/3722/2003 de 26 de Diciembre, complementadas por la Circular 1/2004 de 17 de Marzo de la Comisión Nacional del Mercado de Valores.

La Ley 26/2003 incluía como novedades relativas al fomento y mejora de la transparencia y seguridad en los mercados y sociedades cotizadas, entre otras las siguientes:

- La obligación de aprobar sendos Reglamentos para la Junta General de Accionistas y para el Consejo de Administración.
- La prohibición (para los Administradores que hubieran formulado solicitud pública de representación de acciones) de ejercitar el derecho de voto correspondiente a las acciones representadas en aquellos puntos del Orden del Día en los que se encontraren en situación de *conflicto de interés*.
- La obligación de hacer público con carácter anual un Informe de Gobierno Corporativo.
- La obligación a cargo de las sociedades anónimas cotizadas de disponer de una página web para atender el ejercicio, por parte de los Accionistas, del derecho de *información y para difundir la información relevante*.
- La previsión de que el voto de las propuestas sobre los puntos comprendidos de los Ordenes del Día de las Juntas Generales pueda delegarse o ejercitarse mediante correspondencia postal, electrónica o cualquier otro medio de comunicación a distancia.
- La ampliación del régimen del derecho de información de los accionistas en el sentido de poder solicitar (hasta el séptimo día anterior al previsto para la celebración de la Junta) informaciones o aclaraciones a los administradores sobre los asuntos comprendidos en el Orden del Día, información ésta que debe facilitársele por escrito hasta el día de la celebración de dicha Asamblea.
- El reforzamiento de los deberes de los Administradores (deber de fidelidad, deber de lealtad y deber de secreto).

La Orden Ministerial 3722/03 establecía:

- El contenido mínimo del informe anual de Gobierno Corporativo de las sociedades anónimas cotizadas.
- El contenido de la información que las tales sociedades anónimas cotizadas habrían de incluir en su página web.

Por último la Circular 1/2004 de la CNMV completaba tanto la regulación del contenido del citado informe anual de Gobierno Corporativo, diseñando el formato en el que habría de comunicarse la información objeto del mismo como la relativa a las características técnicas y contenidos de las informaciones a incluir en la página web.

2.- INTRODUCTION

This Corporate Governance Report for the 2003 financial year was approved by *the Board of Directors in plenum at its meeting held on the 25th of May 2004* at the Audit and Compliance Committee's request and its contents are adapted to the applicable legal provisions, specifically Law 26/03 of the 17th of July (The Transparency Act), the Ministerial Order ECO/3722/03 of the 26th of December and the Circular 1/04 by the Stock Exchange Commission of the 17th of March.

The Board of Directors of TELE PIZZA, S.A. has shown its concern on the subject of corporate governance and good governance of listed companies since 2001 when the Audit and Compliance Committee of TELE PIZZA, S.A. presented a separate Report both on its activities over the last financial year and on the degree of compliance with the practices of "Corporate Governance", a practice that was repeated for the 2002 financial year.

Over the past year, 2003, two particularly relevant provisions have been enacted in relation to the transparency regimes of listed joint stock companies, the Law 26/2003 of the 17th of July and the Order ECO/3722/2003 of the 26th of December, complemented by the Circular 1/2004 of the 17th of March by the Stock Exchange Commission.

Law 26/2003 included amongst other points, the following as new ideas relative to encouraging and improving transparency and security on the markets and in the listed companies:

- The obligation to pass sets of Regulations for the General Board of Shareholders and for the Board of Directors.
- The prohibition (for the Administrators who had formulated a public application of representation to exercise the right of vote corresponding to the shares represented) on those points of the Agenda where a *conflict of interests* could arise.
- The obligation to make public a Corporate Governance Report every year.
- The obligation for list joint stock companies to have a web site to take care of the right for information pertaining to the Shareholders and to circulate *the relevant information*.
- The precaution that the vote of the proposals on the points included on the Agendas of the Annual General Meeting of Shareholders may be delegated or performed by post, electronic mail or any other long-range means of communication.
- The enlarging of the information rights of the shareholders insofar as being able to request (up to the seventh day prior to the one planned for the Board Meeting) information or explanations from the administrators about the matters shown on the Agenda. This information must be provided in writing until the day the aforementioned Meeting is held.
- The strengthening of the Administrators' duties (duties of fidelity, loyalty and secrecy).

The Ministerial Order 3722/03 set forth:

- The minimum content of the annual report on Corporate Governance of listed joint stock companies.
- The contents of the information that these listed joint stock companies must include on their web sites.

Finally, the Circular 1/2004 from the Stock Exchange Commission completed both the regulation of the contents of the abovementioned annual report on Corporate Governance, designing the format to be used to communicate the information and the rules over the technical characteristics and contents of the information to be included on the web site.

El Consejo de Administración de TELE PIZZA, S.A., en el marco de la continua adaptación de sus procedimientos y actuaciones a las mejores prácticas del "buen gobierno", destaca entre sus actividades relativas al pasado ejercicio 2003 y los meses transcurridos del año 2004 relativas a la mejora de la transparencia informativa, las siguientes:

a) Aprobación del Reglamento de Régimen Interno (de aplicación a los Consejeros y a los Directivos del Grupo TelePizza) en su sesión de 27 de Mayo de 2003.

b) Aprobación del Reglamento del Consejo de Administración en su reunión de 30 de Marzo de 2004 y que en cumplimiento de lo dispuesto en la Ley 26/03 será objeto de información a la Junta General de Accionistas.

c) Aprobación del texto del Reglamento de la Junta General de Accionistas en su sesión de 27 de Abril de 2004 texto que será objeto de propuesta para su aprobación a la próxima Junta.

d) Aprobación del presente Informe Anual de Gobierno Corporativo con el contenido reglamentado por la antes reseñada Circular de la CNMV, en su sesión de 25 de Mayo de 2004.

e) Aprobación de los contenidos de las informaciones disponibles a través de la página web.

f) Propuesta a la próxima Junta General de Accionistas de los cambios estatutarios precisos para la inclusión en los Estatutos de la compañía de las adaptaciones exigidas por la legislación antes referenciada.

Todos los anteriores documentos están publicados en la página web de TELE PIZZA, S.A. (www.telepizza.es).

A modo de resumen del contenido del Informe que a continuación se desarrollará, debe destacarse que los principios inspiradores del Gobierno Corporativo de TELE PIZZA, S.A. son los siguientes:

- Impulso y afirmación de la función general de supervisión correspondiente al Consejo de Administración, ejercitando con carácter indelegable las responsabilidades inherentes a aquella misión nuclear.

- Reconocimiento del papel fundamental del accionista, potenciando los cauces de comunicación y relación institucionales entre éste y la Sociedad creando otros que permitan una relación menos formal y más fluida bajo el principio de paridad de trato.

- Apoyo al uso de la página web de la compañía como medio de difusión informativa y cauce de comunicación y diálogo.

- Rotundo compromiso de transparencia con los mercados financieros.

El presente Informe Anual de Gobierno Corporativo se estructura del siguiente modo:

a) En primer lugar se da cumplimiento a lo dispuesto en la Circular 1/2004 de la CNMV ajustando el contenido y estructura del Informe al modelo que como Anexo I se adjuntaba a aquella Circular.

b) En segundo lugar se presenta una información complementaria relativa al grado y forma de cumplimiento de las recomendaciones de "buen gobierno" (Códigos Olivencia y Aldama).

c) Por último se incorpora la Memoria emitida por la Comisión de Auditoria y Cumplimiento en relación con sus actividades durante el ejercicio pasado.

Toda la información que se incorpora al presente Informe está referida a 31 de Diciembre de 2003, aunque se mencionan también determinados hechos significativos que han tenido lugar durante 2004, en cuyo caso se hará mención expresa a la/s fecha/s concretas a la/s que se refiere la información en cuestión.

The Board of Directors of TELE PIZZA, S.A., within the framework of the continuous adaptation of its procedures and actions to improve the "good governance" practices, emphasises the following ones from amongst its activities during the financial year 2003 and the first months of 2004 relative to the improvement in the transparency of information:

a) Approval of the Internal Regime Regulations (applicable to the Board Members and Executives in the Telepizza Group) at its meeting held on the 27th of May 2003.

b) Approval of the Regulations for the Board of Directors at its meeting held on the 30th of March 2004 and that in compliance with that set forth in Law 26/03 will be the object of information to the General Board of Shareholders.

c) Approval of the text of the Regulations of the General Board of Shareholders at its meeting held on the 27th of April 2004, a text that will be put forward for approval at the next Board Meeting.

d) Approval of this Annual Report on Corporate Governance with the contents regulated by the abovementioned Circular sent by the Stock Exchange Commission, at its meeting held on the 25th of May 2004.

e) Approval of the contents of the information available using the web site.

f) Proposal to the next Annual General Meeting of Shareholders for the changes in the articles necessary to include the adaptations demanded by the abovementioned legislation on the company's Articles of Association.

All the documents mentioned above are published on the web site of TELE PIZZA, S.A. (www.telepizza.es).

To summarise the contents of the Report that will developed in this document, the fact that the inspiring principles of the Corporate Governance of TELE PIZZA, S.A. are the following:

- Promotion and affirmation of the general supervising function corresponding to the Board of Directors, exercising the responsibilities inherent to that specific task that may not be delegated.

- Acknowledgement of the fundamental role of the shareholders, promoting communication sources and institutional relationships between shareholders and the company, creating others that allow a less formal and more fluid relationship under the principle of equality.

- Back up to the use of the company's web site as a means to circulate information and as a source of communication and dialogue.

- Firm commitment to transparency with the financial markets.

This Annual Report on Corporate Governance is structured in the following manner:

a) In the first place, it complies with that set forth in the Circular 1/2004 by the Stock Exchange Commission, adapting the contents and structure of the Report to the model shown as Annex I attached to the aforementioned Circular.

b) In the second place, complementary information is presented relative to the degree and manner of compliance with the "good governance" recommendations (Olivencia and Aldama Codes).

c) Finally, it incorporates the Report issued by the Audit and Compliance Committee relating to its activities over the past financial year.

All the information incorporated in this Report refers to the 31st of December 2003, although certain significant events that have taken place during 2004 have also been mentioned, in which case express mention will be made to the specific date/s referring to the information in question.

DATOS IDENTIFICATIVOS DEL EMISOR

C.I.F.: A-78849676

Denominación Social: TELE PIZZA, S.A.

Domicilio Social: C/ Isla Graciosa, nº 7- San Sebastián de los Reyes (28700-Madrid)

A) ESTRUCTURA DE LA PROPIEDAD

A.1. Capital social de la Sociedad.

Fecha última de Modificación	Capital social (€)	Número de acciones
28-02-2000	6.707.922	223.597.400

La última modificación del capital social de TELE PIZZA, S.A. tuvo lugar el 28 de Febrero de 2000, y fue motivada por una operación de ampliación de capital social por importe de 268.167 Euros, mediante la emisión y puesta en circulación de 8.938.900 nuevas acciones, de 0,03 Euros de valor nominal cada una de ellas, y con los mismos derechos políticos y económicos que el resto de las acciones. El contravalor de dichas nuevas acciones consistió íntegramente en la aportación no dineraria de las acciones representativas del 100% del capital social de la sociedad TELECHEF CORPORACIÓN, S.A..

Todas las acciones de TELE PIZZA, S.A. son de 0,03 Euros de valor nominal cada una y se hallan totalmente suscritas y desembolsadas y otorgan los mismos derechos y obligaciones para los accionistas. Las acciones de TELE PIZZA, S.A. no llevan aparejada prestación accesoria alguna. De igual modo, los Estatutos Sociales de TELE PIZZA, S.A. no contienen ninguna previsión sobre privilegios, facultades o deberes especiales dimanantes de la titularidad de las acciones. Asimismo, no existe precepto estatutario alguno que suponga una restricción o limitación a la libre transmisibilidad de las acciones de TELE PIZZA, S.A..

Las acciones en que se divide el capital social de TELE PIZZA, S.A. son ordinarias, de una única serie, y están representadas por anotaciones en cuenta; en la *actualidad cotizan en las cuatro Bolsas Españolas a través del mercado continuo.*

Capital autorizado:

a) En relación con este apartado, con fecha 30 de Junio de 1999, la Junta General Ordinaria de Accionistas de la Sociedad adoptó el acuerdo de autorizar al Consejo de Administración para aumentar el capital social, en una o varias veces, al amparo de lo previsto en el artículo 153.1b de la Ley de Sociedades Anónimas, hasta un importe nominal máximo de 3.219.877 euros (esto es, la emisión de hasta un máximo de 107.329.250 acciones), correspondiente a la mitad del capital de la Sociedad en el momento de la autorización, mediante la emisión de nuevas acciones y durante un plazo de cinco años a contar desde la fecha de adopción del acuerdo por la Junta.

Hasta el momento el Consejo de Administración no ha hecho uso de la referida facultad.

b) Asimismo, la Junta General Ordinaria de Accionistas celebrada el día 24 de Junio de 2003, autorizó al Consejo de Administración de la sociedad para la emisión, en su caso, de obligaciones, bonos o cualesquiera otros valores o instrumentos que creen o reconozcan deuda, incluso convertibles y/o canjeables por acciones de la propia Sociedad.

El Consejo de Administración de fecha 17 de Marzo de 2004, en virtud de la autorización conferida al tal efecto por la Junta citada, adoptó el acuerdo de emisión de obligaciones convertibles y/o canjeables de TELE PIZZA, S.A., en los términos y condiciones que fueron objeto de Folleto Informativo Completo inscrito en la CNMV el 24 de Marzo de 2004, y cuyo contenido puede ser consultado en los registros de dicha entidad y en la página web de la Sociedad.

IDENTIFICATION DETAILS OF THE ISSUER

FISCAL IDENTIFICATION CODE: A-78849676

Company Name: TELE PIZZA, S.A.

Registered Address: C/ Isla Graciosa, nº 7- San Sebastián de los Reyes (28700-Madrid)

STRUCTURE OF THE PROPERTY

A.1. Capital Stock of the Company.

Date of the last Modification	Capital stock (€)	Number of shares
28-02-2000	6.707.922	223.597.400

The last modification made to the capital stock of TELE PIZZA, S.A. took place on the 28th of February 2000 and was due to a widening operation of the capital stock for the sum of 268,167 Euros, using the issuing and bringing into circulation of 8,938,900 new shares, with a nominal value of 0.03 Euros each and with the same political and economic rights as the other shares. The exchange value of these new shares consisted integrally in the non-monetary contribution of the representative shares of 100% of the capital stock of the company TELECHEF CORPORACION, S.A.

All the shares in TELE PIZZA, S.A. have a nominal value of 0.03 Euros each and they are totally subscribed and paid up and they grant the same rights and duties for all the shareholders. The shares in TELE PIZZA, S.A. do not include any extra benefits. Furthermore, the Articles of Association of TELE PIZZA, S.A. do not contain any clauses on privileges, authorities or special duties radiating from the ownership of the shares. Likewise, there are no mandatory articles that restrict or limit the free transferability of the shares of TELE PIZZA, S.A..

The shares that the capital stock of TELE PIZZA, S.A. is divided up into are ordinary, in a single series and they are represented by notes on account; they are currently listed on the four Spanish Stock Exchanges using the electronic stock market.

Authorised capital:

a) Relating to this heading, on the 30th of June 1999, the Ordinary Annual General Meeting of Shareholders of the Company adopted the agreement to authorise the Board of Directors to increase the capital stock, once or several times, under the protection of that set forth in article 153.1b of the Corporations Law, up to maximum nominal amount of 3,219,877 Euros (that is to say, the issuing of up to a maximum of 107,329,250 shares), corresponding to half of the Company's capital stock at the moment of the authorisation, by way of the issuing of new shares and during a period of five years from the date the agreement was adopted by the Annual General Meeting of Shareholders.

To date the Board of Directors has not made use of the referred to authorisation.

b) Likewise, the Ordinary Annual General Meeting of Shareholder held on the 24th of June 2003, authorised the Company's Board of Directors to issue, if such were the case, bonds, debentures or any other securities or instruments that it believes or acknowledges as debt, including those that are convertible and/or exchangeable for shares in the Company itself.

In virtue of the authorisation conferred for this purpose by the abovementioned Annual General Meeting of Shareholders, on the 17th of March 2004 the Board of Directors adopted the agreement to issue convertible and/or exchangeable bonds for TELE PIZZA, S.A., under the terms and conditions that were included in the Complete Informative Prospectus inscribed at the Stock Market Commission on the 24th of March 2004 and the contents of which may be consulted on the aforementioned organisation's registers and on the Company's web page.

El Consejo de Administración de 27 de Abril de 2004, aprobó la suscripción incompleta y cierre de la citada emisión de obligaciones, resultando suscritas finalmente un total de 4.180.452 obligaciones.

On the 27th of April 2004, the Board of Directors approved the incomplete subscription and closed the aforementioned issue of bonds, finally, a total of 4,180,452 bonds having been subscribed.

A.2. Detalle de los titulares directos e indirectos de participaciones significativas a la fecha de cierre del ejercicio, excluidos los Consejeros.

A.2. Detail of the direct and indirect holders of significant participations on the date of closure of the financial year, excluding the Board Members.

En la medida en la que las acciones de TELE PIZZA, S.A. están representadas mediante anotaciones en cuenta y no existe, en su consecuencia, un registro de accionistas mantenido por la propia compañía, no es posible conocer con exactitud la estructura de propiedad de la misma si bien en cualquier caso, y de conformidad con la información existente, puede afirmarse que no existe ninguna persona física o jurídica que, directa o indirectamente, aislada o conjuntamente, pueda ejercer control sobre TELE PIZZA, S.A. en los términos establecidos en el Art. 4 de la Ley del Mercado de Valores.

Insofar as the shares in TELE PIZZA, S.A. are represented by notes on account and therefore there is no register of shareholders held by the company itself, it is not possible to discover with accuracy its property structure although, in any event and in accordance with the existing information, it may be affirmed that there is no individual or corporate body that, directly or indirectly, on its own or jointly, may exercise control over TELE PIZZA, S.A. in the terms established in Article 4 of the Law on the Securities Market.

Los titulares, directos o indirectos, de participaciones significativas (superiores al 5% del capital social de TELE PIZZA, S.A.) a 31 de Diciembre de 2003, excluidos los miembros del Consejo de Administración, eran los siguientes:

The holders, direct or indirect of significant participations (above 5% of the capital stock of TELE PIZZA, S.A.) on the 31st of December 2003, excluding the members of the Board of Directors, were the following:

NIF o CIF **FIN or FIC**	**Nombre o denominación social del accionista** **Name or Company Name of the Shareholder**	**Número de acciones directas** **Number of direct shares**	**Número de acciones indirectas** **Number of indirect shares**	**% Total sobre el capital social** **% Total of the capital stock**
A-78071396	CARBAL, S.A.[1]	832.959	19.370.929 **(1)**	8,67%
	D. Javier Tallada García de la Fuente	-	11.629.145 **(2)**	5,201%

(1) CARBAL, S.A. a través de:

(1) CARBAL, S.A. through:

NIF o CIF **FIN or FIC**	**Nombre o denominación social del titular directo de la participación** **Name or Company Name of the holder of the participation**	**Número de acciones directas** **Number of direct shares**	**% sobre el capital social** **% Total of the capital stock**
B-95041240	BITONCE, S.L.	18.537.970	8,29%
B-80061484	BETONICA 91, S.L.	832.959	0,38%

(2) D. Javier Tallada García de la Fuente a través de :

(2) Javier Tallada Garcia de la Fuente through:

NIF o CIF **FIN or FIC**	**Nombre o denominación social del titular directo de la participación** **Name or Company Name of the direct holder of the participation**	**Número de acciones directas** **Number of direct shares**	**% sobre el capital social** **% Total of the capital stock**
	RUSTRADUCTUS, S.L	11.629.145	5,201%

La única variación significativa en el accionariado de TELE PIZZA, S.A. durante 2003, fue la entrada en el accionariado de la sociedad RUSTRADUCTUS, S.L., quién adquirió su participación mediante compra de todas sus acciones en el mercado continuo.

The only significant variation in the shareholders of TELE PIZZA, S.A. during 2003 was the company RUSTRADUCTUS, S.L. becoming a shareholder. It acquired its participation by the purchase of all its shares on the continuous market.

A.3. Miembros del Consejo de Administración de la Sociedad, que posean acciones de la Sociedad:

A.3. Members of the Company's Board of Directors who hold shares in the Company:

A 31 de Diciembre de 2003, la titularidad de acciones de TELE PIZZA, S.A. por parte de los miembros del Consejo de Administración de la Sociedad, es la que resulta del cuadro siguiente:

The table below indicates the ownership of the shares in TELE PIZZA, S.A. by the members of the Company's Board of Directors on the 31st of December 2003:

[1] CARBAL, S.A., BITONCE, S.L. y BETÓNICA 91, S.L. forman parte de un mismo grupo en el sentido del artículo 42 del Código de Comercio, ostentado CARBAL, S.A. la condición de sociedad dominante del mismo. A 31 de Diciembre de 2003, la participación directa e indirecta de CARBAL, S.A., junto con la participación de KENSAL, S.L. y ARCEBAL FAM,S.L. se imputaba a D. Pedro Ballvé Lantero, en virtud de un compromiso de ejercicio concertado de derechos de voto, referido en el apartado A.6 del presente Informe.

[1] CARBAL, S.A. BITONCE, S.L. A and BETONICA 91, S.L. form part of the same group as shown by article 42 of the Code of Commerce, CARBAL, S.A. holding the condition of parent company. On the 31st of December 2003, the direct and indirect participation of CARBAL, S.A., together with the participation of KENSAL, S.L. and ARCEBAL FAM, S.L. was attributed to Pedro Ballvé Lantero, in virtue of a commitment of concerted exercising of rights to vote, referred to in heading A.6 of this Report.

Consejeros Board Members	Participación directa Direct participation		Participación indirecta Indirect participation		Acciones representadas Represented shares		Total Acciones Total Shares	
	Porcentaje Percentage	Acciones Shares	Porcentaje Percentage	Acciones Shares	Porcentaje Percentage	Acciones Shares	Porcentaje Percentage	Acciones Shares
D. Pedro Ballvé Lantero	0,000%	0	0,000%	0	9,10%	20.367.176[2]	9,10%	20.367.176
D. José Carlos Olcese Santonja	0,000%	0	0,000%	0	0,000%	0	0,000%	0
D. Aldo Olcese Santonja	0,000%	0	0,000%	0	0,000%	0	0,000%	0
D. Fernando Zapater Marqués	0,001%	2.295	0,000%	0	0,000%	0	0,001%	2.295
D. Guillermo de la Dehesa Romero	0,000%	1	0,000%	0	0,000%	0	0,000%	1
D. Alfonso Martínez de Irujo Fitz-James Stuart	0,004%	10.110	0,002%	4.300[3]	0,000%	0	0,006%	14.410
D. Raniero Vanni D´Archifari	0,004%	10.000	0,000%	0	0,000%	0	0,004%	10.000
D. Joaquín Cayuela Verges	0,000%	0	0,003%	6.846[4]	0,000%	0	0,003%	6.846
D. Ignacio Cuesta Martín-Gil	0,000%	100	0,000%	0	4,89%	10.943.900[5]	4,89%	10.944.000
D. Javier Gaspar Pardo de Andrade	0,000%	100	0,000%	0	0,000%	0	0,000%	100
TOTAL TOTAL	**0,009%**	**22.606**	**0,005%**	**11.146**	**13,99%**	**31.311.076**	**14,004%**	**31.344.828**

A.3. (2) Derechos sobre acciones de la Sociedad por parte de los miembros del Consejo de Administración de la Sociedad.

A 31 de Diciembre de 2003, los miembros del Consejo de Administración no eran titulares de derechos de opción sobre acciones de TELE PIZZA, S.A.

No obstante y de acuerdo con la información facilitada a la sociedad, se hace constar que los accionistas cuya participación representan en el Consejo de Administración los Consejeros D. Pedro Ballvé Lantero y D. Ignacio Cuesta Martín Gil, son titulares de los derechos de opción siguientes:

- La sociedad CARBAL, S.A., cuya participación representa en el Consejo D. Pedro Ballvé Lantero, es titular de un derecho de opción de compra sobre 5.375.000 acciones de TELE PIZZA, S.A. (representativas del 2'4%), suscrito con la entidad Caja de Ahorros y Monte de Piedad de Madrid, S.A. y ejercitable en cualquier momento hasta el 30 de Octubre de 2006. CARBAL, S.A. es igualmente titular, directa e indirectamente, de un total de 3.285.734 obligaciones convertibles y/o canjeables de TELE PIZZA, S.A., correspondientes a la emisión registrada en la CNMV con fecha 24 de Marzo de 2004, que de acuerdo con las condiciones de conversión establecidas en la misma, atribuyen el derecho a la suscripción de hasta 33.576.843 acciones, representativas del 12,61% del capital social resultante.
- La sociedad ATENTO SERVICIOS CORPORATIVOS, S.A.U, cuya participación representa en el Consejo D. Ignacio Cuesta Martín Gil, es titular de un total de 218.878 obligaciones convertibles y/o canjeables de TELE PIZZA, S.A., correspondientes a la emisión registrada en la CNMV con fecha 24 de Marzo de 2004, que de acuerdo con las condiciones de conversión establecidas en la misma, atribuyen el derecho a la suscripción de hasta 2.236.709 acciones, representativas del 0,84 % del capital social resultante.

A.4. Indique, en su caso, las relaciones de índole familiar, comercial, contractual o societaria que existan entre los titulares de participaciones significativas, en la medida en que sean conocidas por la Sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

[2] A 31 de diciembre de 2003, D. Pedro Ballvé Lantero representaba en el Consejo la participación accionarial, directa e indirecta de CARBAL, S.A. (19.370.929 acciones) referida en el apartado anterior, así como la participación directa de las sociedades ARCEBAL FAM, S.L. (498.122 acciones) y KENSAL, S.L. (titular de 498.121 acciones), en virtud del compromiso de ejercicio concertado de derechos de voto referido en el apartado A.6 del presente Informe.

[3] D. Alfonso Martínez de Irujo-Fitz James Stuart tiene su participación indirecta a través de Inversiones Princesa, S.A.

[4] D. Joaquín Cayuela Verges tiene su participación indirecta a través de las sociedades We Care, S.A. y D más D, S.A.

[5] D. Ignacio Cuesta Martin-Gil representa la participación accionarial correspondiente a la sociedad ATENTO SERVICIOS CORPORATIVOS S.A.U., sociedad perteneciente al Grupo TELEFÓNICA.

A.3. (2) Rights over shares in the Company by the members of the Company's Board of Directors.

On the 31st of December 2003, the members of the Board of Directors did not hold any option rights over shares in TELE PIZZA, S.A.

Notwithstanding, and in accordance with the information provided by the company, it is recorded that the shareholders represented on the Board of Directors by the Board Members Pedro Ballvé Lantero and Ignacio Cuesta Martín Gil, hold the following option rights:

- The company CARBAL, S.A., the participation of which is represented on the Board by Pedro Ballvé Lantero, is the holder of a purchase option right over 5,375,000 shares in TELE PIZZA, S.A. (representing 2.4%), subscribed with the organisation Caja de Ahorros y Monte de Piedad de Madrid, S.A. and may be exercised at any moment until the 30th of October 2006. CARBAL, S.A. is likewise the holder, directly and indirectly, of a total of 3,285,734 convertible and/or exchangeable bonds in TELE PIZZA, S.A., corresponding to the issue registered at the Stock Exchange Commission dated the 24th of March 2004, which in accordance with the conversion conditions established in this, attribute the right to the subscription of up to 33,576,843 shares, representing 12.61% of the resulting capital stock.
- The company ATENTO SERVICIOS CORPORATIVOS, S.A.U., the representation of which is held on the Board by Ignacio Cuesta Martín Gil, holds a total of 218,878 convertible and/or exchangeable bonds in TELE PIZZA, S.A., corresponding to the issued registered at the Stock Exchange Commission dated the 24th of March 2004, which in accordance with the conversion conditions established in this, attribute the right to the subscription of up to 2,236,709 shares, representing 0.84% of the resulting capital stock.

A.4. Indicate, if such is the case, the relationships of a family, commercial, contractual or company nature that exist between the holders of significant participations, insofar as they are known by the Company, except when they have little relevance or they are derived from the giro or ordinary commercial traffic:

[2] On the 31st of December 2003, Pedro Ballvé Lantero represented on the Board the shareholder participation, direct and indirect of CARBAL, S.A. (19,370, 929 shares) referred to in the previous paragraph, as well as the direct participation of the companies ARCEBAL FAM, S.L. (498,122 shares) and KENSAL, S.L. (holder of 498,121 shares), in virtue of the commitment of concerted exercising of rights to vote referred to in heading A.6 of this Report.

[3] Alfonso Martínez de Irujo-Fitz James Stuart holds his indirect participation through Inversiones Princesa, S.A..

[4] Joaquín Cayuela Verges holds his indirect participation through the companies We Care, S.A. and D más D, S.A..

[5] Ignacio Cuesta Martin-Gil represents the share participation corresponding to the company ATENTO SERVICIOS CORPORATIVOS S.A.U., a company belonging to the TELEFÓNICA Group.

A TELE PIZZA, S.A. no le consta que exista ninguna relación de índole familiar, comercial, contractual o societaria entre los titulares de participaciones significativas.

A.5. Indique, en su caso, las relaciones de índole comercial, contractual o societaria que existan entre los titulares de participaciones significativas, y la Sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario

A TELE PIZZA, S.A. no le consta que exista ninguna relación de índole comercial, contractual o societaria relevante entre los titulares de participaciones significativas y la Sociedad.

A.6. Indique los pactos parasociales celebrados entre accionistas que hayan sido comunicados a la Sociedad.

TELE PIZZA, S.A. no ha recibido comunicación alguna, ni tiene conocimiento de la existencia de pactos parasociales entre sus accionistas, en el sentido previsto en el artículo 112 de la Ley del Mercado de Valores, introducido por la Ley 26/2003, de 17 de Julio.

Indique, en su caso, las acciones concertadas existentes entre los accionistas de su empresa y que sean conocidos por la Sociedad:

A la fecha de emisión del presente informe, TELE PIZZA, S.A. no tiene conocimiento de la existencia de acuerdos de concierto ente sus accionistas, en el sentido previsto en el Artículo 2 del Real Decreto 377/1991, de 15 de Marzo. No obstante, tal y como se ha señalado anteriormente, a 31 de Diciembre de 2003, la participación en TELE PIZZA, S.A. que ostentaban las sociedades CARBAL, S.A., BITONCE, S.L., ARCEBAL FAM, S.L. y KENSAL, S.L. (representativas en conjunto del 9,10% de su capital social), se atribuían a D. Pedro Ballvé Lantero, a efectos y de conformidad con lo previsto en el artículo 2 del Real Decreto 377/1991, de 15 de Marzo, y en virtud de un acuerdo para el ejercicio concertado de los derechos de voto de fecha 22 de Enero de 2001, con sujeción al cual, las partes convinieron en ejercitar los derechos de voto de las acciones de TELE PIZZA, S.A. de conformidad con las instrucciones e indicaciones que en cada momento formulara D. Pedro Ballvé Lantero, sin que el referido acuerdo impusiera ninguna otra restricción o limitación. El referido acuerdo ha quedado sin efecto a la fecha del presente informe según fue comunicado al registro de participaciones significativas de la CNMV con fecha 22 de Marzo de 2004.

En el caso de que durante el ejercicio se haya producido alguna modificación o ruptura de dichos pactos o acuerdos o acciones concertadas, indíquelo expresamente.

TELE PIZZA, S.A. no ha tenido conocimiento de que se haya producido durante el ejercicio 2003 ninguna de las circunstancias mencionadas en el epígrafe. No obstante lo anterior, durante el ejercicio 2004 ha tenido lugar la finalización del acuerdo de ejercicio concertado de derechos de voto referido en el apartado anterior, según así fue comunicado al registro de participaciones significativas de la CNMV con fecha 22 de Marzo de 2004.

A.7. Indique si existe alguna persona física o jurídica que ejerza o pueda ejercer el control sobre la Sociedad de acuerdo con el artículo 4 de la Ley del Mercado de Valores.

No existe ninguna persona o grupo de personas físicas o jurídicas que directa o indirectamente, individual o concertadamente ejerzan o puedan ejercer el control de TELE PIZZA, S.A., según el Artículo 4 de la Ley de Mercados de Valores.

A.8. Complete los siguientes cuadros sobre la autocartera de la Sociedad

A fecha de cierre del ejercicio

Número de acciones Directas	Número de acciones Indirectas	% total sobre capital Social
0	0	0,00

TELE PIZZA, S.A. has no record of any relationship of a family, commercial, contractual or company nature existing between the holders of significant participations.

A.5. Indicate, if such is the case, the relationships of a commercial, contractual or company nature that exist between the holders of significant participations, except when they have little relevance or they are derived from the ordinary commercial traffic or turnover:

TELE PIZZA, S.A. has no record of any relationship of a commercial, contractual or company nature existing between the holders of significant participations and the Company.

A.6. Indicate the parasocial pacts held between shareholders that the Company might have been informed of.

TELE PIZZA, S.A. has had no communication, or any information as to the existence of any parasocial pacts between its shareholders, in the sense set forth in article 112 of the Securities Market Law, introduced by Law 26/2003, of the 17th of July.

Indicate, if such is the case, the concerted actions existing between shareholders of the company and that are known about by the Company:

On the publication date of this report, TELE PIZZA, S.A. has no knowledge of any concerted agreements between its shareholders, in the sense set forth in Article 2 of the Royal Decree 377/1991, of the 15th of March. However, as has been mentioned previously, on the 31st of December 2003, the participation in TELE PIZZA, S.A. held by the companies CARBAL, S.A., BITONCE, S.L. ARCEBAL FAM, S.L. and KENSAL, S.L. (together representing 9.10% of its capital stock), is attributed to Pedro Ballvé Lantero, for the purpose of and in accordance with that foreseen in article 2 of the Royal Decree 377/1991, of the 15th of March, and in virtue of an agreement for the concerted exercising of the rights to vote dated the 22nd of January 2001, subject to which, the parties agreed to exercise the rights to vote for the shares in TELE PIZZA, S.A. in accordance with the instructions and indications that could be given at any moment by Pedro Ballvé Lantero, without the aforementioned agreement imposing any other restriction or limitation. On the date of this report, the referred to agreement has been without effect as was communicated to the significant participations register of the Stock Exchange Commission on the 22nd of March 2004.

If during the financial year any modification or rupture in the aforementioned pacts or agreements or concerted actions has occurred, it must be expressly indicated.

TELE PIZZA, S.A. has no knowledge that any of the circumstances mentioned above occurred during the 2003 financial year. Notwithstanding this, during the 2004 financial year the end of the concerted exercising of rights of votes referred to under the previous heading took place, as was communicated to the significant participations register of the Stock Exchange Commission on the 22nd of March 2004.

A.7. Indicate whether any individual or corporate body exercises or could exercise control over the Company in accordance with article 4 of the Law on the Securities Markets.

There is no individual or corporate body that directly or indirectly, individually or jointly exercises or could exercise control over TELE PIZZA, S.A., according to article 4 of the Law on the Securities Markets.

A.8. Complete the following tables about the Company's own shares

At the closure of the financial year

Number of direct Shares	Number of indirect Shares	% total of Capital Stock
0	0	0,00

A 31 de Diciembre de 2003, y sin perjuicio de lo que se especificará a continuación en relación con determinados derechos de la Sociedad ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L. (filial 100% de TELE PIZZA, S.A.), ninguna Sociedad del Grupo TELEPIZZA mantiene la titularidad de acciones de TELE PIZZA, S.A. ni derechos sobre las mismas, y por lo tanto, no existen derechos políticos ni económicos de autocartera.

Detalle las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Durante el ejercicio 2003, las únicas operaciones que se han llevado a cabo por el Grupo TELEPIZZA en materia de autocartera han sido las operaciones de venta que se especifican a continuación:

On the 31st of December 2003, and without detriment to that specified below in relation to certain rights of the Company, ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L., (100% subsidiary of TELE PIZZA, S.A.) no Company in the TELEPIZZA Group holds ownership of shares in TELE PIZZA, S.A., nor holds any rights over them and therefore there are no political or economic rights for the own shares.

Detail of the significant variations, in accordance with that set forth in the Royal Decree 377/1991, made during the financial year:

During the 2003 financial year, the only operations that have been carried out by the TELEPIZZA Group on the subject of own shares were the sale operations that are specified below:

Fecha de la operación de venta Date of the sale operation	Número de títulos vendidos Number of titles sold	Precio de venta por acción (en Euros) Sale price per share (in Euros)	Importe efectivo de venta Effective amount of sale	Acciones restantes tras operación de venta Remaining shares after sales operation	Beneficio Profit
SALDO INICIAL INITIAL BALANCES			**7.775.063 acciones** **7,775,063 shares**		
22/08/03	50.863	1,39	70.699,57	7.724.200	32.552,32
22/08/03	100.000	1,37	137.000,00	7.624.200	62.000,00
19/09/03	100.000	1,37	137.000,00	7.524.200	62.000,00
18/11/03	160.000	1,37	219.200,00	7.364.200	98.858,35
18/11/03	105.108	1,38	145.049,04	7.259.092	65.989,12
19/11/03	53.940	1,37	73.897,80	7.205.152	33.320,60
02/12/03	7.205.152	1,39	10.015.161,28	0	[6]0
SALDO FINAL END BALANCE	**7.775.063**	**1,39**	**10.798.007,69**	**0**	**354.720,39**

Todas estas operaciones de venta se han realizado directamente en el mercado de valores, a excepción de la última, que forma parte de una operación de "repo" con el BANCO COOPERATIVO ESPAÑOL, S.A.; dicha operación de "repo" consistió en la venta de los títulos fuera de sesión, a un precio igual al del cierre de la misma, con la consiguiente y recíproca obligación de recompra de los mismos dentro de un determinado plazo y a un precio igual al de venta incrementado con el coste financiero, siendo asumida dicha obligación por la Sociedad ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L. (Sociedad participada al 100% por TELE PIZZA, S.A.).

A.9 Detalle las condiciones y el/los plazo/s de la/s autorización/es de la Junta al Consejo de Administración para llevar a cabo las adquisiciones o transmisiones de acciones propias descritas en el apartado A.8.

En relación con la adquisición de acciones propias, la Junta General Ordinaria de Accionistas celebrada el día 24 de Junio de 2003 autorizó al Consejo de Administración a proceder a la adquisición derivativa de acciones propias, de conformidad con lo previsto en el artículo 75 y concordantes de la Ley de Sociedades Anónimas. Hasta la fecha, el Consejo de Administración no ha hecho uso de la referida facultad, que quedará sin efecto a partir del 24 de Diciembre de 2004.

Por lo que respecta a la venta de acciones propias, no es necesario un acuerdo o autorización de la Junta al Consejo de Administración al respecto.

A.10 Indique, en su caso, las restricciones legales y estatutarias al ejercicio de los derechos de voto, así como las restricciones legales a la adquisición o transmisión de participaciones en el capital social.

No existen restricciones estatutarias para el ejercicio de los derechos de voto ni para la libre adquisición o transmisión de participaciones en el capital social.

Conforme a los Estatutos Sociales, la titularidad de cada acción da derecho a un voto.

All these sales operations have been carried out directly on the securities market, with the exception of the last one, which forms part of a "repo" operation with the BANCO COOPERATIVO ESPAÑOL, S.A.; this "repo" operation consisted of the sale of the deeds outside the session, at a price that was the same as that shown at the close of the session, with the consequent and reciprocal obligation of repurchase of them within a specific time period and at a price the same as the sale price plus the financial cost, this obligation being taken on by the Company ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L. (Company in which TELE PIZZA, S.A. holds 100% participation).

A.9 Detail of the conditions and time period/s of the authorisation/s by the Board of Directors Meeting to carry out the acquisitions or transmissions of their own shares described in heading A.8.

Related to the acquisition of own shares, the Ordinary Annual General Meeting of Shareholders held on the 24th of June 2003 authorised the Board of Directors to proceed with the derivative acquisition of own shares, in accordance with that foreseen in article 75 and similar of the Corporations Law. To date, the Board of Directors has not made use of the referred to authorisation, which will become invalid from the 24th of December 2004.

With regard to the sale of own shares, no agreement or authorisation is required by the Annual General Shareholders Meeting for the Board of Directors on this point.

A.10 Indicate, if such is the case, the legal and statutory restrictions to the exercising of the rights of vote, as well as the legal restrictions for the acquisition or transmission of participations in the capital stock.

There are no statutory restrictions for the exercising of rights to vote or for the free acquisition or transmission of participations in the capital stock.

In accordance with the Articles of Association, the ownership of each share entitles the holder to one vote.

---

[6] A 31 de diciembre de 2003, ninguna sociedad del Grupo TELEPIZZA mantiene la titularidad de acciones de TELE PIZZA, S.A. y por lo tanto, no existen derechos políticos ni económicos procedentes de autocartera. Sin embargo, desde el punto de vista contable, se mantienen las acciones vendidas en el balance de la sociedad que tenga la obligación de recompra y la venta se registra como un préstamo a corto plazo garantizado por las acciones y, por tanto, no genera beneficio. Todo ello de acuerdo con la consulta número 7 del BOICAC número 6 de julio de 1991 sobre la forma de contabilizar una cesión temporal de activos financieros o adquisición de activos con pacto de retrocesión no opcional.

[6] On the 31st of December 2003, no company in the TELEPIZZA Group holds the ownership of any shares in TELE PIZZA, S.A. and therefore there are no political or economic rights coming from own shares. However, from the accounting point of view, the shares sold on the company's statement that have the repurchase obligation and the sales is registered as a short term loan guaranteed by the shares are maintained, and therefore, no profit is generated. All of this in accordance with query number 7 of the BOICAC number 6 of July 1991 about the way to account for a temporary transfer of financial assets or the acquisition of assets with a non-optional reassignment pact.

B. ESTRUCTURA DE LA ADMINISTRACIÓN DE LA SOCIEDAD

Las reglas de organización y funcionamiento del Consejo de Administración de TELE PIZZA, S.A. y de sus Comisiones, se encuentran recogidas en los Estatutos Sociales de la Sociedad y en el Reglamento del Consejo de Administración. Ambos documentos se encuentran a disposición de todos los accionistas e inversores en página web de la Sociedad.

B.1. Consejo de Administración

B.1.1. Detalle el número máximo y mínimo de Consejeros previstos en los Estatutos:

Los Estatutos Sociales de TELE PIZZA, S.A. prevén que el Consejo de Administración esté compuesto por un mínimo de cinco y un máximo de once miembros, que serán designados por la Junta General.

Con carácter provisional, el Consejo de Administración, de conformidad con las previsiones contenidas en la Ley de Sociedades Anónimas y en los Estatutos Sociales, puede cubrir las vacantes existentes mediante cooptación.

El Consejo de Administración de TELE PIZZA, S.A. está actualmente compuesto por *diez Consejeros, número que se considera el adecuado para asegurar su eficaz* funcionamiento teniendo en cuenta las dimensiones y complejidad de la Sociedad.

B.1.2. Complete el siguiente cuadro con los miembros del consejo:

B. STRUCTURE OF THE COMPANY'S ADMINISTRATION

The organisation and operation regulations for the Board of Directors of TELE PIZZA, S.A. and of its Committees, are shown in the Company's Articles of Association and in the Board of Directors' Regulations. Both documents are at the disposal of all the shareholders and investors on the Company's web page.

B.1. Board of Directors

B.1.1. Detail the maximum and minimum number of Board Members foreseen in the Articles:

The Articles of Association of TELE PIZZA, S.A. show that the Board of Directors is made up of a minimum of five and a maximum of eleven members, who will be appointed by the Annual General Meeting of Shareholders.

Provisionally, in accordance with the provisions contained in the Corporations Law and in the Articles of Association, the Board of Directors may cover the existing vacancies using co-option.

The Board of Directors of TELE PIZZA, S.A. is currently made up of ten Members, *a number that is considered suitable to ensure its efficient operation taking* into account the Company's size and complexity.

B.1.2. Complete the following table with the members of the board:

NIF O CIF FIN OR FIC	Nombre o denominación social del Consejero Name or company name of the Board Member	Cargo en el consejo Position on the board	Fecha primer nombramiento Date of first appointment	Fecha último nombramiento Date of last appointment	Procedimiento de elección Election procedure
50.407.273-J	D. Pedro Ballvé Lantero	Presidente Chairman	24-10-1999	22-06-2001	Cooptación por el Consejo, ratificado por Junta Co-option by the Board, ratified by the Annual General Meeting of Shareholders
05.408.594-Y	D. José Carlos Olcese Santonja	Vicepresidente Vice-chairman	26-04-2000	26-04-2000	Junta de Accionistas Shareholders Board Meeting
05.206.554-K	D. Aldo Olcese Santonja	Vocal Member	26-04-2000	26-04-2000	Junta de Accionistas Shareholders Board Meeting
51.595.188-R	D. Fernando Zapater Marqués	Consejero Delegado Chief Executive Officer	07-05-2001	22-06-2001	Cooptación por el Consejo, ratificado por Junta Co-option by the Board, ratified by the Annual General Meeting of Shareholders
07.329.873-J	D. Guillermo de la Dehesa Romero	Vocal Member	24-10-1999	28-06-2002	Cooptación por el Consejo, ratificado por Junta Co-option by the Board, ratified by the Annual General Meeting of Shareholders
51.440.019-J	D. Alfonso Martínez de Irujo Fitz-James Stuart	Vocal Member	15-10-1996	28-06-2002	Junta de Accionistas Shareholders Board Meeting
X-2.772.839-M	D. Raniero Vanni D' Archirafi	Vocal Member	03-11-1999	22-06-2001	Cooptación por el Consejo, ratificado por Junta Co-option by the Board, ratified by the Annual General Meeting of Shareholders
46.100.425-F	D. Joaquín Cayuela Vergés	Vocal Member	15-10-1996	28-06-2002	Junta de Accionistas Shareholders Board Meeting
00.697.939-G	D. Ignacio Cuesta Martín-Gil	Vocal Member	22-07-2003	22-07-2003	Cooptación consejo, pendiente de ratificación por Junta Co-option by the Board, pending ratification by the Annual General Meeting of Shareholders
50.412.479-K	D. Javier Gaspar Pardo de Andrade	Secretario y Letrado Asesor Secretary and Legal Advisor	28-05-2002	28-06-2002	Cooptación por el Consejo, ratificado por Junta Co-option by the Board, ratified by the Annual General Meeting of Shareholders

Número total de Consejeros 10

Total number of Board Members 10

De todos los Consejeros con su cargo vigente a fecha 31 de Diciembre de 2003, el único que fue nombrado (por cooptación) durante dicho ejercicio fue D. Ignacio Cuesta Martín-Gil.

Of all the Board Members with their positions validly in force on the 31st of December 2003, the only one who was appointed (by co-option) during the aforementioned financial year was Ignacio Cuesta Martin-Gil.

Indique los ceses que se hayan producido durante el periodo en el Consejo de Administración.

Indicate the resignations that have occurred during the term of the Board of Directors.

NIF o CIF	Nombre o denominación social del Consejero	Fecha de baja
50.808.131-G	D. Alberto Manuel Horcajo Aguirre	22/07/2003

FIN or FIC	Name or company name of the Member	Date of departure
50.808.131-G	D. Alberto Manuel Horcajo Aguirre	22/07/2003

B.1.3. Carácter de los Consejeros.

Por lo que se refiere al carácter de los Consejeros, la composición del Consejo de Administración de TELE PIZZA, S.A. es totalmente respetuosa con las recomendaciones en materia de buen gobierno (y más en concreto, con las recomendaciones de la Comisión Aldama), pues se integran en él un número significativo de Consejeros independientes (cinco), y los Consejeros externos constituyen una amplia mayoría sobre los ejecutivos (ocho frente a dos, esto es, un 80%). Por último, los Consejeros independientes son mayoría respecto a los dominicales (cinco frente a dos, esto es, un 62%); todo lo anterior, sin perjuicio de la facultad soberana de la Junta de Accionistas para nombrar y cesar a los Consejeros, así como, en su caso, el derecho de los accionistas de ejercer su derecho de representación proporcional.

B.1.3. Nature of the Board Members.

Regarding the nature of the Board Members, the composition of the Board of Directors of TELE PIZZA, S.A. totally respects the recommendations on the subject of good governance (and more specifically, with the recommendations made by the Aldama Committee), since it includes a significant number of independent Board Members (five) and the external Board Members form a wide majority over the executive members (eight against two, that is to say, 80%). Finally, the independent Board Members are a majority with respect to the ones who represent core shareholders (five to two, that is to say, 62%); all the above, without detriment to the sovereign authority of the Annual General Meeting of Shareholders to appoint and remove the Board Members, as well as, if such is the case, the right of the shareholders to exercise their right of proportional representation.

Consejeros Ejecutivos

Executive Board Members

NIF o CIF FIN or FIC	Nombre o denominación social del Consejero Name or company name of the Board Member	Comisión que ha propuesto su Nombramiento Committee that proposed the Appointment	Cargo en el organigrama de la Sociedad Position in the Company's flow chart
05.408.594-Y	D. José Carlos Olcese Santonja	Comisión de Nombramientos y Retribuciones Appointments and Earnings Committee	Vicepresidente Ejecutivo Executive Vice-chairman
51.595.188-R	D. Fernando Zapater Marqués	Comisión de Nombramientos y Retribuciones Appointments and Earnings Committee	Consejero Delegado Managing Director

Consejeros Externos Dominicales

External Board Members Representing Core Shareholders

NIF o CIF FIN or FIC	Nombre o denominación del Consejero Name or company Name of the Board Member	Comisión que ha propuesto su nombramiento Committee that Proposed the appointment	Nombre o denominación del accionista significativo a quien representa o que ha propuesto su nombramiento Name or company name of the significant Shareholder who is represented or who has proposed the appointment	NIF o CIF accionista significativo FIN or FIC Significant shareholder
50.407.273-J	D. Pedro Balivé Lantero		CARBAL, S.A.	A-78071396
00.697.939-G	D. Ignacio Cuesta Martin-Gil	Comisión de Nombramientos y Retribuciones Appointments and Earnings Committee	ATENTO SERVICIOS CORPORATIVOS, S.A.U.	A-82261231

Consejeros Externos Independientes

Independent External Board Members

NIF o CIF FIN or FIC	Nombre o Denominación del Consejero Name or Company name of the Board Member	Comisión que ha Propuesto su nombramiento Committee that Proposed the appointment
51.440.019-J	D. Alfonso Martinez de Irujo Fitz James Stuart	
07.329.873-J	D. Guillermo de la Dehesa Romero	
46.100.425-F	D. Joaquin Cayuela Vergés	
X-2.772.839-M	D. Raniero Vanni d`Archirafi	
50.412.479-K	D. Javier Gaspar Pardo de Andrade	Comisión de Nombramientos y Retribuciones Appointments and Earnings Committee

Otros Consejeros Externos

Other External Board Members

NIF o CIF FIN or FIC	Nombre o Denominación del Consejero Name or Company name of the Board Member	Comisión que ha Propuesto su Nombramiento Committee that Proposed the appointment
05.206.554-K	D. Aldo Olcese Santonja	Comisión de Nombramientos y Retribuciones Appointments and Earnings Committee

Perfil de Consejeros Externos incluido en el curriculum o breve perfil biográfico que se acompaña en el siguiente apartado.

Detalle los motivos por los que no se puedan considerar dominicales o independientes:

D. Aldo Olcese Santonja, a día de hoy, no está representando, ni directa ni indirectamente a ningún accionista dentro del Consejo de Administración, por lo que no se le puede considerar como Consejero Dominical pero tampoco se le considera como Consejero Independiente, por su relación familiar (hermano) con el Consejero Ejecutivo, D. José Carlos Olcese Santonja.

A continuación se incluye un breve perfil biográfico de los miembros del Consejo de Administración:

D. Pedro Ballvé Lantero. Madrid, 1953, Licenciado en Derecho. Es Presidente de Campofrío Alimentación, S.A., Consejero Asesor de Grupo Puig, S.A., de Gonzalez Byass, de ING Directo y de Grupo Blackstone. Asimismo, es Consejero Asesor del Gobierno Ruso y miembro de la Comisión Trilateral. Ha sido Presidente del Comité Hispano-Ruso de Cámaras de Comercio, así como Consejero independiente de Telefónica España, S.A., Consejero del Banco Central, Banco Central Hispano y Banco Santander Central Hispano. En la actualidad, Presidente del Consejo de de Administración TELE PIZZA, S.A. (desde 1999).

D. José Carlos Olcese Santonja. Tetuán (Marruecos), 1953, Licenciado en Ciencias Empresariales por la Universidad de Alcalá de Henares. Vicepresidente Ejecutivo de TELE PIZZA, S.A. desde el año 2000. Anteriormente ha desempeñado entre otros el cargo de Consejero y Director General en Uniball, S.A. y Vicepresidente en Proincosta, S.A.

D. Fernando Zapater Marqués. Palma de Mallorca, 1950, Ingeniero Industrial Superior (ETSII Madrid) y Master en Economía y Dirección de Empresas (IESE). Consejero Delegado de TELE PIZZA, S.A. desde 2001. Anteriormente ha desempeñado los siguientes puestos relevantes en las empresas que a continuación se mencionan: Director General en el Grupo AZKAR, Director de División de Fibrocementos y Comercial de URALITA, Director General en Grupo BH y Consejero Delegado en BP SOLAR ESPAÑA.

D. Guillermo de la Dehesa Romero. Madrid, 1941, Técnico Comercial y Economista del Estado. Ha desempeñado puestos en la Administración Pública: Secretaría General de Industria y Energía, Secretario General de Comercio y Secretario de Estado de Economía. En la actualidad es Consejero del Grupo Santander, de Unión Eléctrica FENOSA y de Campofrío. Consejero de TELE PIZZA, S.A. desde 1999.

D. Raniero Vanni D'Archirafi. Ginebra, 1931, Licenciado en Ciencias Jurídicas. Ha prestado servicios como Diplomático en Madrid, Buenos Aires y Bruselas, y ha sido Embajador de Italia en Madrid y Bonn. Asimismo ha participado en la negociación del Tratado de Maastricht y ha sido miembro de la Comisión Europea con competencia para el mercado interior, pequeñas y medianas empresas y servicios financieros. Actualmente ocupa cargo de Consejero en Endesa Italia y Unidad Editorial, S.A., siendo Consejero de TELE PIZZA, S.A. desde 1999.

D. Joaquín Cayuela Verges. Melilla, 1944, Licenciado en Ciencias Económicas. Ha ocupado puestos relevantes en las siguientes empresas: Director de Financiación Internacional en el Banco de Bilbao, Director de la División Internacional y Subdirector General del Banco de Progreso, Director Financiero de la Dirección de Construcción Naval, y Presidente y Consejero delegado de Infoleasing, S.A., de Centro Español de Comunicación e Imagen, de Duplico, S.A., de La Plaza de Golf y de Golf Park Mallorca. Actualmente es Consejero en Ionmed Esterilización, S.A., Golf Park, S.A., La Plaza del Golf, S.A., Golf Park Mallorca, S.L., e Inversiones Alter, S.A.. Es Consejero de TELE PIZZA, S.A. desde 1996.

D. Alfonso Martínez de Irujo Fitz-James Stuart. Madrid, 1950, Licenciado en Ciencias Económicas y Master en Economía Financiera (Instituto de Empresa). Ha ocupado puestos relevantes en las siguientes empresas: Presidente y Director General Adjunto del Colegio de Dirección, Colegio de Información y Tecnologías, Colegio Jurídico; Presidente, Director de Desarrollo Institucional, Subdirector General y Director General Adjunto del Colegio de Dirección del Instituto de Empresa; Subdirector del Departamento de Merchant Banking del Banco Saudí

Profile of the External Members of the Board including in the curriculum or short biographical profile that is attached to the following section.

List the reasons why they cannot be considered independent or core shareholder representatives:

Aldo Olcese Santonja, on today's date, does not represent, either directly or indirectly any shareholder within the Board of Directors, therefore he cannot be considered as a Board Member representing core shareholders, but he also cannot be considered as an Independent Board Member, due to his family ties (brother) with the Executive Board Member, José Carlos Olcese Santonja.

Below a short biographical profile of each of the members of the Board of Directors is included:

Pedro Ballvé Lantero. Madrid, 1953, Law Graduate. He is the Chairman of Campofrío Alimentación, S.A., Advisory Board Member of the Puig, S.A. Group, of Gonzalez Byass, of ING Director and of Blackstone Group. Likewise, he is the Advisory Board Member of the Russian Government and a member of the Trilateral Commission. He has been Chairman of the Spanish-Russian Chambers of Commerce, as well as an Independent Member of the Board of Telefónica España, S.A., Member of the Board of the Banco Central, Banco Central Hispano, and Banco Santander Central Hispano. At present, he holds the position of Chairman of the Board of Directors of TELE PIZZA, S.A. (since 1999).

José Carlos Olcese Santonja. Tetuán (Morocco) , 1953, Business Science Graduate from the University of Alcalá of Henares. Executive Vice-Chairman of TELE PIZZA, S.A. since 2000. Prior to this, amongst others, he has held the position of Director and General Manager in Uniball, S.A. and Vice-Chairman in Proincosta, S.A.

Fernando Zapater Marqués. Palma de Mallorca, 1950, Superior Industrial Engineer (ETSII Madrid) and Masters in Economy and Business Management (IESE). Managing Director of TELE PIZZA, S.A. since 2001. Previously he had held the following relevant positions in the companies mentioned below: General Manager in the AZKAR Group, Fibre-cement ands Sales Division Manager in URALITA, General Manager in the BH Group and Managing Director of BP SOLAR ESPAÑA.

Guillermo de la Dehesa Romero. Madrid, 1941, Commercial Technician and State Economist. He has held positions in the State Government: General Secretary for Industry and Energy, General Secretary for Trade and Secretary of State for the Treasury. He is currently a Member of the Board of the Santander Group, of Union Electrica FENOSA and of Campofrío. He has been a Member of the Board of TELE PIZZA, S.A. since 1999.

Raniero Vanni D'Archirafi. Geneva, 1931. Legal Sciences Graduate. He has given service as a Diplomat in Madrid, Buenos Aires and Brussels and he was the Italian Ambassador in Madrid and Bonn. Likewise he has taken part in the negotiations of the Maastricht Treaty and was a member of the European Commission for the domestic market, small and medium-sized enterprises and financial services. He currently holds the position of a Member of the Board of Endesa Italia and Unidad Editorial, S.A. and has been a Member of the Board of TELE PIZZA, S.A. since 1999.

Joaquín Cayuela Verges. Melilla, 1944, Economic Sciences Graduate. He has held relevant positions in the following companies: International Financing Manager in the Banco de Bilbao, International Division Manager and General Assistant Manager of the Banco de Progreso, Financial Manager for the Management of Construcción Naval, and Chairman and Managing Director of Infoleasing, S.A., of the Centro Español de Comunicación e Imagen, of Duplico, S.A., of La Plaza de Golf and of Golf Park Mallorca. He is currently a Member of the Board of Ionmed Esterilizacacion, S.A., Golf Park, S.A., La Plaza del Golf, S.A., Golf Park Mallorca, S.L. and Inversiones Alter, S.A. He has been a Member of the Board of TELE PIZZA, S.A. since 1996.

Alfonso Martínez de Irujo Fitz James Stuart. Madrid, 1950, Graduate in Economic Sciences and Masters in Financial Economics (Business Institute). He has held relevant positions in the following companies: Chairman and Assistant General Manager of the college of Management, College of Information and Technologies, College of Law; Chairman, Institutional Development Manager, General Assistant Manager and Assistant General Manager of the College of Management of the Business Institute; Assistant Manager of the Merchant Banking Department of the

Español; Officer's assistant en el Departamento de Private Banking en Morgan Guaranty Trist Co. (Nueva York y París). Actualmente es Presidente de Executive Education y miembro del Comité Ejecutivo del Instituto de Empresa y Consejero de la Diputación de la Grandeza de España, de Praga Hipotecaria y de Heath Lambert, así como Consejero Delegado de Eurotecnica Agraria. Es Consejero de TELE PIZZA, S.A. desde 1996.

D. Aldo Olcese Santonja. Tetuán (Marruecos) 1957, Licenciado en Económicas y Empresariales por la Universidad Complutense de Madrid. Académico Numerario de la Real Academia de Ciencias Económicas y Financieras. Profesor Asociado invitado de Economía Aplicada de la Universidad de Navarra. Actualmente es Presidente del Instituto Español de Analistas Financieros y de la Fundación de Estudios Financieros, Presidente de Fincorp Mediación, S.A., Presidente de los Consejos Asesores para España de Bain & Company, T-Systems, S.A. (Grupo Deutsche Telekom), Societé Générale de Banque. Consejero de AC Hoteles, S.A., Ericsson España, S.A., Euroforum Escorial, S.A., Grupo Leche Pascual, S.A., Marco Polo Investments, SCR, y Consejero de TELE PIZZA, S.A. desde 2000. Anteriormente fue Director General del Grupo Leche Pascual y Consejero Delegado de Iberagentes.

D. Ignacio Cuesta Martín-Gil. Madrid, 1962. Licenciado en Ciencias Económicas por la Universidad de Alcalá de Henares. Ha desempeñado cargos en la Compañía Allied Domecq. En la actualidad es Director General Adjunto de Políticas Contables y Planificación Financiera del Grupo Telefónica. En Marzo de 2001 fue nombrado miembro de la Comisión de Expertos para la Elaboración del Libro Blanco para la Reforma de la Contabilidad en España. Es Consejero de TELE PIZZA, S.A. desde 2003.

D. Javier Gaspar Pardo de Andrade. Madrid 1956, Licenciado en Derecho y en Ciencias Políticas y Sociología por la Universidad Complutense de Madrid. Diplomado en Filosofía de Derecho por la Universidad de Estrasburgo. Abogado en ejercicio especializado en Derecho Mercantil y Derecho Civil desde 1979. Secretario del Consejo de Administración de TELE PIZZA, S.A. desde 1999 y Consejero desde 2002.

Indique las variaciones que, en su caso, se hayan producido durante el periodo en la tipología de cada Consejero:

Banco Saudí Español; Officer's Assistant in the Private Banking Department of Morgan Guaranty Trust Co. (New York and Paris). He is currently the Chairman of Executive Education and a member of the Executive Committee of the Business Institute and a Member of the Deputation of La Grandeza de España, of Praga Hipotecaria and of Heath Lambert, as well as being Managing Director of Eurotecnica Agraria. He has been a Member of the Board of TELE PIZZA, S.A. since 1996.

Aldo Olcese Santonja. Tetuan (Morocco), 1957, Graduate in Economics and Business Studies by the Complutense University of Madrid. A Numerical Academic member of the Royal Academy of Economic and Financial Sciences. Guest associated Professor of Applied Economics at the University of Navarra. He is currently Chairman of the Spanish Institute of Financial Analysts and of the Financial Studies Foundation, Chairman of Fincorp Mediación, S.A., Chairman of the Advisory Boards for Spain of Bain & Company, T-Systems, S.A. (Deutsche Telekom Group), Societé Genérale de Banque. A Member of the Board of AC Hoteles, S.A., Ericsson España, S.A., Euroforum Escorial, S.A., Leche Pascual, S.A. Group, Marco Polo Investments, SCR and he has been a Member of the Board of TELE PIZZA, S.A. since 2000. Prior to this he was the General Manager of the Leche Pascual Group and Managing Director of Iberagentes.

Ignacio Cuesta Martín-Gil. Madrid, 1962. Economic Sciences Graduate from the University of Alcala de Henares. He has held positions in the Allied Domecq Company. He is currently Assistant General Manager of Accountancy Policies and Financial Planning for the Telefónica Group. In March 2001 he was appointed as a member of the Committee of Experts for the Preparation of the White Paper for the Accountancy Reform in Spain. He has been a Member of the Board of TELE PIZZA, S.A. since 2003.

Javier Gaspar Pardo de Andrade. Madrid 1956, Graduate in Law and in Political Sciences and Sociology at the Complutense University of Madrid. Diploma in Philosophy of Law by the University of Strasbourg. Practicing lawyer, specialising in Mercantile Law and Civil Law since 1979. Secretary of the Board of Directors of TELE PIZZA since 1999 and Board Member since 2002.

Indicate the variations which, if such is the case, have occurred during the period in the type of each Board Member:

NIF o CIF FIN or FIC	Nombre o denominación social del Consejero *Name or company name of the Board Member*	Fecha del Cambio *Date of the Change*	Condición Anterior *Previous Condition*	Condición Actual *Current Condition*
05.206.554-K	D. Aldo Olcese Santonja	15-10-03	Externo-Dominical External-Core Shareholder Rep.	Externo External

B.1.4. *Indique si la calificación de los Consejeros realizada en el punto anterior* se corresponde con la distribución prevista en el Reglamento del Consejo.

La calificación de los Consejeros realizada en el punto anterior se corresponde con la distribución prevista en el Reglamento del Consejo de Administración.

B.1.5. Indique, en el caso de que exista, las facultades que tienen delegadas el o los Consejero/s Delegado/s:

El Consejero Delegado, D. Fernando Zapater Marqués, y el Vicepresidente Ejecutivo, D. José Carlos Olcese Santonja, tienen delegadas solidariamente, en resumen, las siguientes facultades:

a) Representar a la Sociedad en todos los asuntos y actos administrativos y judiciales, civiles, mercantiles y penales, ante la Administración del Estado y corporaciones públicas de todo orden.
b) Dirigir y administrar los negocios sociales.
c) Celebrar toda clase de contratos sobre cualquier clase de bienes o derechos.
d) Constituir y cancelar hipotecas y otros gravámenes o derechos reales sobre los bienes de la Sociedad con facultades para enajenar, gravar y transigir, todo ello con un límite de 601.012.- euros por operación.
e) Llevar a la firma y actuar en nombre de la Sociedad en toda clase de operaciones bancarias.
f) Nombrar, destinar y despedir a todo el personal de la Sociedad.
g) Conferir y revocar poderes.

B.14. Indicate whether the qualification of the Board Members made in the previous point corresponds to the distribution laid out in the Board's Regulations.

The qualification of the Board Members made in the previous point corresponds to the distribution laid out in the Board of Directors' Regulation.

B.15. Indicate, if such is the case, the powers that the Chief Executive Officer/s have delegated to them:

The Chief Executive Officer, Fernando Zapater Marqués, and the Executive Vice-Chairman, José Carlos Olcese Santonja, have the following summarised powers solidarily delegated to them:

a) To represent the Company in all the administrative and legal, civil, mercantile and penal matters and acts, before the State Government and public corporations of any kind.
b) To manage and administrate the company business.
c) To formalise any kind of contracts over any kind of goods or rights.
d) To establish and cancel mortgages and other liens or real rights over the Company's goods with authority to transfer, levy or settle all of them with a limit of 601,012.- euros per operation.
e) To take for signature and act on behalf of the Company in any kind of banking operations.
f) To appoint, assign and dismiss all the Company's personnel.
g) To confer and revoke powers of attorney.

Las facultades económicas tienen un límite (a excepción del apartado d), que contiene un límite diferente) de 12.020.242.-euros por operación.

The financial authorities have a limit (with the exception of heading d) that has a different limit) of 12,020,242.-euros per operation.

En caso de actuación mancomunada de cualquiera de dichos dos cargos, bien con D. Pedro Ballvé Lantero (Presidente del Consejo de Administración), o bien con D. Javier Gaspar Pardo de Andrade (Consejero-Secretario del Consejo de Administración), y en relación con las actuaciones anteriormente resumidas, no tienen establecido límite económico alguno.

In the case of joint actions of either of the aforementioned two positions, either with Pedro Ballvé Lantero (Chairman of the Board of Directors), or with Javier Gaspar Pardo de Andrade (Member-Secretary of the Board of Directors), and in relation to the actions summarised above, there is no financial limit established at all.

B.1.6 Identifique, en su caso, a los miembros del Consejo que asuman cargos de administradores o directivos en otras Sociedades que formen parte del grupo de la Sociedad cotizada:

B.16 Identify, if such is the case, the members of the Board who hold the positions of administrators or board members in other Companies that form part of the group of the listed Company:

NIF o CIF FIN or FIC	Nombre o denominación social del Consejero Name or company name of the Board Member	Denominación social De la entidad del Grupo Company Name of the organisation in the Group	NIF o CIF de la entidad del Grupo FIN or FIC of the organisation in the Group	Cargo Position
05.408.594-Y	D. Jose Carlos Olcese Santonja	Elaboración y Suministro De Alimentos, S.L.	B-78105061	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. Jose Carlos Olcese Santonja	Luxtor, S.A.	A-80177512	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza Insular, S.A.	A-35301516	Presidente Chairman
51.595.188-R	D. Fernando Zapater Marqués	Telepizza Insular, S.A.	A-35301516	Vocal Board Member
05.408.594-Y	D. José Carlos Olcese Santonja	Mixor, S.A.	A-58161910	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. José Carlos Olcese Santonja	Circol, S.A.	A-08656217	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza 1, S.A.	A-48417547	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. José Carlos Olcese Santonja	Sedes, S.L.	B-20139770	Persona física representante de TELE PIZZA, S.A. (Administrador Único) Individual representative of TELE PIZZA, S.A. (Sole Administrator)
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza France, S.A.	B 421 497 686 (99B00168) (C.I.F. francés) (French F.I.C.)	Consejero Member of the Board
50.412.479-K	D. Javier Gaspar Pardo de Andrade	Telepizza France, S.A.	B 421 497 686 (99B00168) (C.I.F. francés) (French F.I.C.)	Consejero Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza Portugal-Comercio de Produtos Alimentares, S.A.	502796251 (C.I.F. portugués) (Portuguese F.I.C.)	Consejero Member of the Board
50.412.479-K	D. Javier Gaspar Pardo de Andrade	Telepizza Portugal-Comercio de Produtos Alimentares, S.A.	502796251 (C.I.F. portugués) (Portuguese F.I.C.)	Consejero Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza México, S.A. de C.V.	TME 910809 753 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board

NIF o CIF FIN or FIC	Nombre o denominación social del Consejero Name or company name of the Board Member	Denominación social De la entidad del Grupo Company Name of the organisation in the Group	NIF o CIF de la entidad del Grupo FIN or FIC of the organisation in the Group	Cargo Position
51.595.188-R	D. Fernando Zapater Marqués	Telepizza México, S.A. de C.V.	TME 910809 753 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Pizzas del Centro, S.A. de C.V.	PCE 920622 51ª (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Pizzas del Centro, S.A. de C.V.	PCE 920622 51ª (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza Poland, sp zo.o	5270202489 (C.I.F. polaco) (Polish F.I.C.)	Consejero Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza Maroc, S.A.	1004340 (C.I.F. marroquí) (Moroccan F.I.C.)	Consejero Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Lubasto Holding, B.V.	33284016 (C.I.F. holandés) (Dutch F.I.C.)	Administrador Único Sole Administrator
05.408.594-Y	D. José Carlos Olcese Santonja	Telepizza Chile, S.A.	96639920-1 (C.I.F. chileno) (Chilean F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Todo Pizza, S.A. de C.V.	TPI 920406 37A (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Todo Pizza, S.A. de C.V.	TPI 920406 37A (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Asumex, S.A. de C.V.	AUS 971107 K12 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Asumex, S.A. de C.V.	AUS 971107 K12 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Pizza Corporativo, S.A. de C.V.	PCO 990322 8B9 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Pizza Corporativo, S.A. de C.V.	PCO 990322 8B9 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Servicios Feca, S.A. de C.V.	SFE 920214 3Q4 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Servicios Feca, S.A. de C.V.	SFE 920214 3Q4 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Pizza Servicios Administrativos, S.A. de C.V.	PSA 920525 NP6 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
51.595.188-R	D. Fernando Zapater Marqués	Pizza Servicios Administrativos, S.A. de C.V.	PSA 920525 NP6 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Suplente Deputy Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Grupo C&T de Iberoamérica, S.A. de C.V.	GCI 010927 K77 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board
05.408.594-Y	D. José Carlos Olcese Santonja	Prestadora de Servicios C&T de Iberoamérica, S.A. de C.V.	PSC 010927 DW4 (C.I.F. mexicano) (Mexican F.I.C.)	Consejero Member of the Board

B.1.7. Detalle, en su caso, los Consejeros de su Sociedad que sean miembros del Consejo de Administración de otras entidades cotizadas en mercados oficiales de valores en España distintas de su grupo, que hayan sido comunicadas a la Sociedad:

B.1.7. List, if such is the case, of the Company's Members of the Board who are members of the Board of Directors of other organisations listed on the official stock markets in Spain, other than their group, that have been communicated to the Company:

NIF o CIF Consejero FIN or FIC Member	Nombre o denominación social Consejero Name or company Name of Board member	Entidad cotizada Listed organisation	Cargo Position
50.407.273-J	D. Pedro Ballve Lantero	Campofrío Alimentación, S.A.	Presidente Chairman
07.329.873-J	D. Guillermo de la Dehesa Romero	Campofrío Alimentación, S.A.	Vocal Board Member
		Banco Santander Central Hispano, S.A.	Vocal Board Member
		Unión Fenosa, S.A.	Vocal Board Member

B.1.8. Complete los siguientes cuadros respecto a la remuneración agregada de los Consejeros devengada durante el ejercicio:

B.1.8. Complete the following tables with respect to the aggregate payment of the Members of the Board accrued during the financial year:

a) En la Sociedad objeto de presente informe:

a) In the Company that is the object of this report:

Concepto retribuido Payment concept	Datos en miles de euros Data in thousands of euros
Retribución fija de los Consejeros Ejecutivos Fixed payment for Executive Members of the Board	541
Retribución variable de los Consejeros Ejecutivos Variable payment for Executive Members of the Board	249
Retribución en especie de los Consejeros Ejecutivos Payment in kind for Executive Members of the Board	4
Dietas de los Consejeros Expenses for Members of the Board	430
Atenciones Estatutarias Statutory Attentions	0
Opciones sobre acciones y/o otros instrumentos financieros Options on shares and/or other financial instruments	0
Otros Others	0
TOTAL TOTAL	1.225

Otros Beneficios Other Benefits	Datos en miles de euros Data in thousands of euros
Anticipos Advances	0
Créditos concedidos Credits granted	0
Fondos y planes de pensiones: Aportaciones Pension plans and funds: Contributions	0
Fondos y planes de pensiones: Obligaciones contraídas Pension plans and funds: Contracted obligations	0
Primas de Seguros de Vida Life Insurance Premiums	2
Garantías constituidas por la Sociedad a favor de los Consejeros Guarantees drawn up by the Company in favour of the Members of the Board	0

Desglose individualizado del pago de las dietas por asistencia a Consejos y Comisiones:

Las dietas que devengan los Consejeros por su asistencia a las reuniones del Consejo de Administración y de las Comisiones son las siguientes:

Órgano de Gobierno	Euros
Consejo de Administración	3.750
Comisión Ejecutiva	3.335
Comisión de Auditoría y Cumplimiento	1.202
Comisión de Nombramientos y Retribuciones	1.202
Comisión de Estrategia e Inversiones	1.202

Individualised breakdown of the payment of expenses for attendance at Board Meetings and Committee Meetings:

The expenses accrued by the Members of the Board due to their attendance at Board of Directors Meetings and Meetings of the Committees are the following:

Governing Body	Euros
Board of Directors	3,750
Executive Committee	3,335
Audit and Compliance Committee	1,202
Appointments and Earnings Committee	1,202
Strategy and Investment Committee	1,202

(Datos en Euros) (Data in Euros)	Consejo de Administración / Board of Directors Committee		Comisión Ejecutiva / Executive Committee Committee		Comisión de Auditoria y Cumplimiento / Audit and Compliance Committee		Comisión de Nombramientos y Retribuciones / Appointments and Earnings		Comisión de Estrategia e Inversiones / Strategy and Investment		TOTALES / TOTALS
	Nº / Nº	Cuantía / Amount	Nº / Nº	Cuantía / Amount	Nº / Nº	Cuantía / Amount	Nº / Nº	Cuantía / Amount	Nº / Nº	Cuantía / Amount	Cuantía / Amount
D. Pedro Ballvé Lantero	7	26.250	6	20.010	0	0	0	0	0	0	46.260
D. José Carlos Olcese Santonja	7	26.250	6	20.010	0	0	0	0	0	0	46.260
D. Fernando Zapater Marqués	7	26.250	6	20.010	0	0	0	0	0	0	46.260
D. Joaquín Cayuela Vergés	7	26.250	6	20.010	0	0	3	3.606	2	2.404	52.270
D. Guillermo de la Dehesa Romero	7	26.250	5	16.675	3	3.606	0	0	2	2.404	48.935
D. Alfonso Martínez de Irujo Fitz-James Stuart	6	22.500	0	0	4	4.808	0	0	2	2.404	29.712
D. Raniero Vanni D'Archirafi	7	26.250	0	0	0	0	3	3.606	2	2.404	32.260
D. Aldo Olcese Santonja	7	26.250	5	16.675	4	4.808	3	3.606	2	2.404	53.743
D. Ignacio Cuesta Martín-Gil[7]	2	7.500	0	0	2	2.404	0	0	1	1.202	11.106
D. Javier Gaspar Pardo de Andrade	7	26.250	6	20.010	4	4.808	3	3.606	2	2.404	57.078
D. Alberto Manuel Horcajo Aguirre[8]	1	3.750	0	0	1	1.202	0	0	1	1.202	6.154
Total reuniones **Total meetings**	**7**		**6**		**4**		**3**		**2**		
Totales **Totals**		**243.750**		**133.400**		**21.636**		**14.424**		**16.828**	**430.038**

b) Por la pertenencia de los Consejeros de la Sociedad a otros consejos de administración y/o a la alta dirección de Sociedades del Grupo:

Los Consejeros no perciben ningún tipo de retribución por ningún concepto de las Sociedades filiales.

b) For the Members of the Board of the Company belonging to other boards of directors and/or to the top management of Companies in the Group:

The Members of the Board do not receive any payment for any concept from subsidiary companies.

[7] D. Ignacio Cuesta Martín-Gil es Consejero de TELE PIZZA, S.A. desde el 22 de Julio de 2003.

[8] D. Alberto Manuel Horcajo Aguirre dejó de ser Consejero de TELE PIZZA, S.A. el 22 de Julio de 2003.

[7] Ignacio Cuesta Martín-Gil has been a Board Member of TELE PIZZA, S.A. since the 22nd of July 2003.

[8] Alberto Manuel Horcajo Aguirre stopped being a Board Member of TELE PIZZA, S.A. on the 22nd of July 2003.

c) Remuneración total por tipología de Consejero:

c) Total payment for type of Member of the Board:

(Datos en Euros)

(Data in Euros)

Tipología Consejeros Type of Member of the Board	Por Sociedad For Company	Por resto filiales grupo For other subsidiaries in the group
Ejecutivos por desempeño de función directiva Executives for carrying out management tasks	794.768	0
Ejecutivos por pertenencia al Consejo Executives for belonging to the Board	92.520	0
Externos Dominicales External Core Shareholder Representatives	63.520	0
Externos Independientes External Independent	220.255	0
Otros Externos Other Externals	53.743	0
Total **Total**	1.224.806	0

La retribución que perciben los dos Consejeros Ejecutivos por el desempeño de sus funciones ejecutivas se desglosa del siguiente modo:

Vicepresidente Ejecutivo	465.908,2 €
Consejero Delegado	328.859,3 €

The payment received by the two Executive Members of the Board for carrying out their executive functions may be broken down in the following way:

Executive Vice-chairman	465,908.2 €
Chief Executive Officer	328,859.3 €

d) Respecto al beneficio atribuido a la Sociedad dominante:

d) With respect to the profit attributed to the parent Company:

Remuneración total Consejeros (en miles de euros) **Total payment Members of the Board (in thousands of euros)**	1.225
Remuneración total Consejeros/beneficio atribuido a la Sociedad dominante (expresado en %) **Total payment Members of the Board/ Profit attributed to the parent Company (expressed in %)**	5,5% de las pérdidas del ejercicio 2003 (Pérdidas 2003: -22.166) 5.5% of the losses from the 2003 financial year (Losses 2003: -22,166)

B.1.9. Identifique a los miembros de la alta dirección que no sean a su vez Consejeros ejecutivos, e indique la remuneración total devengada a su favor durante el ejercicio:

B.1.9. Identify the members of top management who are not in turn executive Members of the Board and indicate the total payment accrued in their favour during the financial year:

NIF o CIF FIN or FIC	Nombre o denominación social Name or company name	Cargo Position
05.393.429-K	D. Gustavo Durán San Román	Director General Desarrollo Estratégico Strategic Development General Manager
35.115.148-J	D. Arturo Ascaso Gonçalvez	Subdirector General Operaciones España Spain Operations General Deputy Manager
30.526.822-A	D. Victor Guerrero Ferrer	Subdirector General Internacional y Nuevos Negocios International and New Business General Deputy Manager
05.365.193-Y	D. Manuel Capelo García	Subdirector General de División Industrial y Compras Industrial Division and Supplies Deputy Manager
02.524.664-T	D. Ignacio Illán García	Subdirector General de Recursos y Servicios Corporativos Resources and Corporate Services General Deputy Manager
01.828.218-V	D. Felix Diez Triguero	Subdirector General de Franquicias, Control de Calidad, I+D y Sistemas Franchises, Quality Control, R+D and Systems General Deputy Manager

Remuneración total alta dirección (en miles de euros): 973.

Total payment for top management (in thousands of euros): 973

B.1.10. Identifique de forma agregada si existen cláusulas de garantía o blindaje, para casos de despido o cambios de control a favor de los miembros de la alta dirección, incluyendo los Consejeros ejecutivos, de la Sociedad o de su grupo. Indique si estos contratos han de ser comunicados y/o aprobados por los órganos de la Sociedad o de su grupo.

Hay tres casos en los que se ha establecido una cláusula de indemnización a favor de tres altos directivos de la Sociedad para los supuestos de despido improcedente o desistimiento de la empresa, por un importe igual a dos anualidades de salario fijo.

La inclusión de este tipo de cláusulas han sido aprobadas por el Consejo de Administración, a propuesta de la Comisión de Nombramientos y Retribuciones, y no hay obligación de comunicarlas a ningún otro órgano.

Número de beneficiarios:

Tres.

¿Se informa a la Junta General sobre las cláusulas?

No.

B.1.11. Indique el proceso para establecer la remuneración de los miembros del Consejo de Administración y las cláusulas relevantes al respecto.

Los Estatutos Sociales de TELE PIZZA, S.A. regulan la retribución del cargo de Consejero en su artículo nº 25 y 25 bis, tal y como se refleja a continuación:

"Artículo 25 º. - Retribución del cargo.

El cargo de los Administradores es remunerado. Dicha remuneración consistirá en una asignación fija, en dietas por asistencia a las reuniones del Consejo y en una participación en los beneficios líquidos de la Sociedad. En lo que respecta a la remuneración por participación en beneficios, su porcentaje tendrá un máximo de hasta un 10 por 100 de los beneficios líquidos según balance, y siempre y cuando se hallen cubiertas las atenciones de la reserva legal y se haya atribuido a los accionistas un dividendo no inferior al 25 por 100. La cuantía exacta de dicho porcentaje, sin sobrepasar nunca el máximo establecido, será fijada anualmente por la Junta General Ordinaria.

Artículo 25 bis. - Retribución referenciada al valor de las acciones.

Se prevé expresamente que con carácter acumulativo respecto de lo previsto en el Art 25 anterior, los Administradores sean retribuidos mediante la entrega de obligaciones convertibles y/o canjeables, acciones, derechos y opción sobre éstas u otro sistema referenciado al valor de las acciones. De conformidad con lo previsto en el Art 130.2 de la Ley de Sociedades Anónimas, el acuerdo de la Junta que adopte la aplicación de este sistema expresará, en su caso, el número de acciones u obligaciones convertibles/canjeables a entregar, el precio de ejercicio de los derechos de opción, conversión o canje, el valor de las acciones que se tome como referencia y el plazo de duración de este sistema de retribución."

Asimismo, el Reglamento del Consejo de Administración regula, en su artículo 22, el proceso para fijar la retribución a los Consejeros, así como la publicidad que se dará a dichos datos:

"Artículo 22. -. Retribución del Consejo.

1. *Los Consejeros tendrán derecho a obtener la retribución que se fije por el Consejo de Administración con arreglo a las previsiones estatutarias y de conformidad con el informe previo emitido por la Comisión de Nombramientos y Retribuciones.*

2. *El Consejo procurará que la retribución de los Consejeros sea moderada en función de las exigencias del mercado conforme a los Estatutos Sociales, y que sea adecuada en su naturaleza y criterios a los fines de la Sociedad y a las funciones atribuidas al Consejo y a cada una de las distintas categorías de Consejeros referidas en el artículo 7 del presente Reglamento.*

B.1.10. Identify in an aggregate manner whether there are guarantee or protection clauses, for cases of dismissal or changes in control in favour of the members of top management, including the Executive Members of the Board, of the Company or of their group. Indicate whether these contracts have to be communicated and/or approved by the governing bodies of the Company or of its group.

There are three cases where a compensation clause has been established in favour of three top executives of the Company for the cases of unfair dismissal or abandonment of the company, for a sum that is equal to two years fixed salary.

The inclusion of this type of clause was approved by the Board of Directors, at the proposal of the Appointments and Earnings Committee and there is no obligation to inform any other organisation about it.

Number of beneficiaries:

Three.

The Annual General Meeting of Shareholders has been informed about the clauses?

No.

B.1.11. Indicate the process to establish the payment of the members of the Board of Directors and the relevant clauses on this point.

The Articles of Association of TELE PIZZA, S.A. regulate the payment of the position of Member of the Board in its articles 25 and 25 bis, as is reflected below:

"Article 25. - Payment for the position.

The position of the Administrators is paid for. This payment will consist of a fixed assignment, in expenses for attending the Board Meetings and in a participation in the cash profits of the Company. Regarding the payment by profit sharing, it will have a maximum of up to 10 percent of the cash profits according to the statement of account and whenever the attentions to the legal reserve have been covered and a dividend of no less than 25 percent has been attributed to the shareholders. The Ordinary Annual General Meeting of Shareholders will fix the exact amount of this percentage, never exceeding the established maximum, annually.

Article 25 bis. - Payment referred to the value of the shares.

It is expressly foreseen that accumulatively with respect to that set forth in the previous Article 25, the Administrators will be paid by way of the handing over of convertible and/or exchangeable bonds, shares, rights and option over these or any other system referring to the value of the shares. In accordance with that set forth in Article 130.2 of the Corporations Law, the agreement of the Board Meeting that adopts the application of this system will express, if such is the case, the number of convertible/exchangeable shares or bonds to be handed over, the price of the exercising of the option, conversion or exchange rights, the value of the shares that are taken as a reference and the time period of this payment system."

Likewise, the Board of Directors Regulation regulates, in its article 22, the process to fix the payment of the Members of the Board, as well as the advertising that will be given to this information:

"Article 22. -. Payment of the Board.

1. *The Members of the Board will have the right to be paid by the amount fixed by the Board of Directors in agreement with the statutory provisions and in accordance with the prior report issued by the Appointments and Earnings Committee.*

2. *The Board will try to ensure that the payment of the Members of the Board is moderated in terms of the demands of the market in accordance with the Articles of Association, and that it is adequate in its nature and criteria to the Company's purposes and to the functions attributed to the Board and to each of the different categories of Members of the Board referred to in article 7 of this Regulation.*

3. *El Consejo procurará que la retribución de los Consejeros se rija en todo momento por las normas y criterios en materia de información y transparencia que resulten de aplicación. En concreto, se publicarán las retribuciones obtenidas por los Consejeros en el Informe Anual de Gobierno Corporativo, que será difundido en la página web de la Sociedad."*

El Consejo de Administración, a propuesta de la Comisión de Nombramientos y Retribuciones, y dentro del marco estatutario y reglamentario antes transcrito, es quién determina el importe y la modalidad de retribuciones de los Consejeros.

De hecho, una de las funciones de la Comisión de Nombramientos y Retribuciones es la de proponer al Consejo de Administración el sistema y la cuantía de las retribuciones anuales de los Consejeros, revisando periódicamente los programas de retribución, ponderando sus resultados y velando por la transparencia de dichas retribuciones.

En concreto y durante el ejercicio 2003 la retribución de los Consejeros ha tenido lugar exclusivamente a través del pago de dietas por asistencia a las reuniones del Consejo y de las Comisiones toda vez que el Plan de Opciones sobre Acciones del que eran beneficiarios finalizó sin poder ser ejercitado a 31 de Diciembre del indicado año.

B.1.12. indique, en su caso, la identidad de los miembros del Consejo que sea, a su vez, miembros del Consejo de Administración o directivos de Sociedades que ostenten participaciones significativas en la Sociedad cotizada y/o en entidades de su grupo:

3. *The Board will try to ensure that the payment of the Members of the Board is governed at all times by the applicable rules and criteria on the subject of information and transparency. Specifically, the payment given to the Members of the Board will be published in the Annual Report on Corporate Governance, which will be shown on the Company's web page."*

The Board of Directors, at the Appointments and Earnings Committee's proposal and within the abovementioned statutory and regulation framework, is the organ that determines the amount and the method of payments to the Members of the Board.

In fact, one of the functions of the Appointments and Earnings Committee is to propose the system and amount of the annual payments to the Members of the Board to the Board of Directors, periodically reviewing the payment programmes, evaluating the results and monitoring the transparency of the aforementioned payment.

Specifically, during the 2003 financial year, the payment of the Members of the Board exclusively consisted of the payment of expenses for attending the Board Meetings and Committee Meetings since the Share Options Plan of which they were beneficiaries ended without having been used on the 31st of December of the abovementioned year.

B.1.12. Indicate, if such is the case, the identity of the Members of the Board who are, in turn, members of the Board of Directors or Executives of Companies that hold significant participations in the listed Company and/or in organisations in its group:

NIF o CIF Consejero FIN or FIC Board Member	Nombre o denominación social del Consejero vinculado Name or company name of the linked Board Member	NIF o CIF del accionista Significativo FIN or FIC of the significant shareholder	Nombre o denominación social del accionista significativo Name or company name of the significant shareholder	Descripción relación Description of the relationship
50.407.273-J	Pedro Ballvé Lantero	A-78071396	CARBAL, S.A.	Administrador Mancomunado Joint Administrator
		B-95041240	BITONCE, S.L.	Administrador Solidario Solidary Administrator

Detalle, en su caso las relaciones relevantes distintas de las contempladas en el epígrafe anterior, de los miembros del Consejo de Administración que les vinculen con los accionistas significativos y/o en entidades de su grupo:

Detail, if such is the case, the relevant relationships other than those shown in the previous paragraph, of the members of the Board of Directors that link them to the significant shareholders and/or in organisations in the group:

NIF o CIF Consejero FIN or FIC Board Member	Nombre o denominación social del Consejero vinculado Name or company name of the linked Board Member	NIF o CIF del accionista Significativo FIN or FIC of the significant shareholder	Nombre o denominación social del accionista significativo Name or company name of the significant shareholder	Descripción relación Description of the relationship
50.407.273-J	Pedro Ballvé Lantero	A-78071396	CARBAL, S.A.	Accionista, titular del 50% del Capital Social Shareholder, holder of 50% of the Capital Stock

B.1.13. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el Reglamento del Consejo:

Con fecha 30 de Marzo de 2004 se aprueba, por primera vez, el Reglamento del Consejo de Administración de TELE PIZZA, S.A., que fue presentando a la Comisión Nacional del Mercado de Valores, y cuyo contenido se presentará a la próxima Junta General de Accionistas. Su contenido íntegro se puede consultar en la página web de la Sociedad y en los registros oficiales de la CNMV.

B.1.14. Indique los procedimientos de nombramiento, reelección, evaluación y remoción de los consejeros. Detalle los órganos competentes, los trámites a seguir y los criterios a emplear en cada uno de los procedimientos.

B.1.13. Indicate, if such is the case, the modifications introduced during the financial year in the Board's Regulations:

Dated the 30th of March 2004, for the first time the Regulation of the Board of Directors of TELE PIZZA, S.A. was approved. It has been presented to the Stock Exchange Commission and the contents of which will be presented at the next General Shareholders Meeting. Its complete contents may be consulted on the Company's web page and on the official registers at the Stock Exchange Commission.

B.1.14. Indicate the procedures for appointment, re-election, evaluation and removal of the members of the board. Detail the competent organs, the transactions to be followed and the criteria to be used in each of the procedures.

Los principios fundamentales de organización y funcionamiento del Consejo de Administración están contenidos en los Estatutos Sociales y en el Reglamento del propio Consejo, aprobado el 30 de Marzo de 2004, que se haya disponible para su consulta en la página web de la Sociedad. En dichos Estatutos y Reglamento se regula, igualmente, la organización de las Comisiones del Consejo.

Como ya se ha mencionado, según los Estatutos Sociales, el Consejo de Administración estará compuesto por un mínimo de cinco y un máximo de once miembros.

Según el artículo 23 de los Estatutos Sociales en su punto 3:

"Para ser nombrado administrador, se requiere poseer, al menos, el 5 por 100 de las acciones de la Sociedad con derecho a voto, con una antelación de, al menos, dos años al momento de la designación, quedando a salvo lo dispuesto en el artículo 137 de la Ley de Sociedades Anónimas. La mencionada antelación de, al menos, dos años en la posesión de las acciones y el requisito de poseer al menos el 5% del capital de la Sociedad no serán precisos cuando la designación o ratificación del administrador se lleve a cabo por la Junta General con el voto favorable de, al menos, el 66 por 100 del capital presente o representado en la Junta General.".

Igualmente se contempla el nombramiento de Consejeros en el artículo 14 del Reglamento del Consejo de Administración, que se remite a los Estatutos Sociales y a la normativa vigente.

Es la Comisión de Nombramientos y Retribuciones quien propone al Consejo de Administración el nombramiento de Consejeros, para que sea este órgano quien lo proponga a la Junta General.

En este sentido, hay que señalar que el nombramiento de Consejeros en TELE PIZZA, S.A. se somete a la decisión de la Junta General, tal y como prevé la Ley de Sociedades Anónimas; no obstante, en los casos en que se producen vacantes desde la celebración de la Junta General de Accionistas, cabe proceder, de conformidad con lo establecido en la Ley de Sociedades Anónimas, a su nombramiento por cooptación, a propuesta de la Comisión de Nombramientos y Retribuciones, y siendo propuesta la ratificación de esta decisión en todo caso a la primera Junta General que posteriormente se celebre.

El nombramiento por cooptación realizado por el Consejo de Administración antes de la celebración de la Junta General Ordinaria de Accionistas de 2003 (en concreto, el de D. Alberto Manuel Horcajo Aguirre) fue sometido por el Consejo a la ratificación de dicha Junta, y contó con el informe favorable de la Comisión de Nombramientos y Retribuciones.

Por otro lado, el nombramiento por cooptación realizado durante el año 2003 con posterioridad a dicha Junta General Ordinaria de Accionistas de 2003 (en concreto, el de D. Ignacio Cuesta Martin-Gil, nombrado por cooptación el 22 de Julio de 2003), será sometido por el Consejo de Administración a la ratificación y aprobación de la próxima Junta General Ordinaria de Accionistas que tendrá lugar en 2004. Dicho nombramiento también fue efectuado por el Consejo de Administración a propuesta de la Comisión de Nombramientos y Retribuciones.

Es de resaltar que el Artículo 15 del Reglamento del Consejo de Administración regula la designación de Consejeros externos independientes tal y como se transcribe a continuación:

"Artículo 15. DESIGNACIÓN DE CONSEJEROS EXTERNOS INDEPENDIENTES.

1. *El Consejo de Administración, dentro del ámbito de sus competencias, procurará que la elección de candidatos recaiga sobre personas de reconocida solvencia, competencia y que puedan aportar su experiencia y conocimientos al gobierno de la Sociedad, debiendo extremar el rigor en relación a aquéllas destinadas a cubrir los puestos de Consejero Externo Independiente previstos en este Reglamento.*

2. *Sin perjuicio de lo señalado en el artículo 7 anterior, no podrán ser propuestos o designados como Consejeros Externos Independientes, las personas que reúnan cualquiera de los siguientes requisitos:*

The basic principles of organisation and operation of the Board of Directors are contained in the Articles of Association and in the Regulations of the Board itself, approved on the 30th of March 2004, which are available for consultation on the Company's web page. These Articles and Regulations likewise regulate the organisation of the Board's Committees.

As has already been mentioned, according to the Articles of Association, the Board of Directors will be made up of a minimum of five and a maximum of eleven members.

According to article 23 of the Articles of Association in its point 3:

"To be appointed as an administrator, it is necessary to hold at least 5 percent of the shares in the Company with a right to vote, at least two years prior to the moment of the appointment, except for that set forth in article 137 of the Corporations Law. The abovementioned minimum of two years notice of holding the shares and the requirement of holding at least 5% of the Company's capital will not be necessary when the appointment or ratification of the administrator is carried out by the Annual General Meeting of Shareholders with the favourable votes of at least 66 percent of the capital present or represented at the Annual General Meeting of Shareholders."

Likewise, the appointment of Members of the Board is contemplated in article 14 of the Board of Directors' Regulation, which refers to the Articles of Association and to the regulations in force.

The Appointments and Earnings Committee proposes the appointment of Members of the Board to the Board of Directors, so that they may be proposed to the Annual General Meeting of Shareholders.

On this point, it should be mentioned that the appointment of Members of the Board of TELE PIZZA, S.A. is subjected to the decision of the Annual General Meeting of Shareholders, as is set forth in the Corporations Law. Notwithstanding this, in the cases of vacancies after the holding of the General Shareholders Meeting, the appointment may be made using co-option, as is laid down in the Corporations Law, at the proposal of the Appointments and Earnings Committee and this decision being ratified by the first Annual General Meeting of Shareholders that is held afterwards.

The appointment by co-option carried out by the Board of Directors before the holding of the Ordinary Annual General Meeting of Shareholders of 2003 (specifically, that of Alberto Manuel Horcajo Aguirre) was submitted by the Board for the Meeting's ratification and it obtained the favourable report of the Appointments and Earnings Committee.

Furthermore, the appointment by co-option carried out during 2003 after the aforementioned Ordinary General Shareholders Meeting of 2003 (specifically, that of Ignacio Cuesta Martin-Gil, appointed by co-option on the 22nd of July 2003), will be submitted by the Board of Directors for ratification and approval at the next Ordinary General Shareholders Meeting that will take place in 2004. This appointment was also made by the Board of Directors at the proposal of the Appointments and Earnings Committee.

It should be emphasised that Article 15 of the Board of Director's Regulation regulates the appointment of independent external Members of the Board as is transcribed below:

"Article 15. APPOINTMENT OF EXTERNAL INDEPENDENT MEMBERS OF THE BOARD.

1. *The Board of Directors, within its field, will try to ensure that the choice of candidates falls on people who are acknowledged as solvent, competent and who can contribute their experience and knowledge to the governance of the Company, the strictest care having to be taken in terms of those who will cover the positions of External Independent Member of the Board foreseen in this Regulation.*

2. *Notwithstanding that shown in the previous article 7, people who combine any of the following requirements may not be proposed or appointed as External Independent Members of the Board:*

a) Mantengan una relación de trabajo, comercial o contractual, directa o indirecta, y de carácter significativo, con la Sociedad, sus directivos, los Consejeros Dominicales o Sociedades del Grupo, entidades de crédito con una posición destacada en la financiación de la Sociedad u organizaciones que reciban subvenciones significativas de la Sociedad.

b) Sea Consejero de otra Sociedad cotizada que tenga Consejeros Dominicales en la Sociedad.

En caso de que existiera alguna de las circunstancias anteriormente mencionadas, ésta deberá ser puesta en conocimiento y evaluada por el Consejo, previo informe de la Comisión de Nombramientos y Retribuciones."

El propio Reglamento del Consejo en su artículo 16, regula la reelección de Consejeros, tal y como se transcribe a continuación:

"Artículo 16. REELECCIÓN DE CONSEJEROS

Las propuestas de reelección de Consejeros que el Consejo de Administración decida someter a la Junta General, previo informe de la Comisión de Nombramientos y Retribuciones, habrán de sujetarse a un proceso formal de elaboración, en el que se evaluarán las circunstancias de titularidad y la calidad del trabajo y la dedicación al cargo de los Consejeros propuestos durante el mandato precedente".

Los Consejeros son nombrados por un periodo máximo de cinco años, y podrán ser reelegidos una o más veces por iguales periodos de duración máxima.

El cese de los Consejeros se producirá cuando haya transcurrido el periodo para el que fueron nombrados sin que se haya producido reelección en la Junta de Accionistas.

Los Consejeros podrán ser separados de su cargo por la Junta General de Accionistas, a propuesta, en su caso, del Consejo de Administración, que actuará, a su vez, a propuesta de la Comisión de Nombramientos y Retribuciones, propuesta que siempre tendrá que ir acompañada de un informe justificativo de las causas necesarias o convenientes de la separación. (Artículo 18 del Reglamento del Consejo de Administración).

B.1.15. Indique los supuestos en los que están obligados a dimitir los Consejeros.

Los Consejeros deberán dimitir si incumplen las obligaciones legales y estatutarias inherentes a su condición y en particular las obligaciones asumidas en el Reglamento del Consejo de Administración y especialmente las especificadas en el artículo 24 de dicho Reglamento.

B.1.16. Explique si la función de primer ejecutivo de la Sociedad recae en el cargo de Presidente del Consejo. En su caso, indique las medidas que se han tomado para limitar los riesgos de acumulación de poderes en una única persona.

SI ☐ NO ☒

El Presidente del Consejo de Administración no es el primer ejecutivo de la Sociedad.

Las facultades otorgadas al Vicepresidente Ejecutivo están limitadas económicamente y su actuación por encima de dicha limitación será necesaria conjuntamente con el Presidente o el Secretario del Consejo de Administración de la Sociedad.

B.1.17. ¿Se exigen mayorías reforzadas, distintas de las legales, en algún tipo de decisión?

SI ☒ NO ☐

Existen mayorías reforzadas para la adopción de determinados acuerdos por parte de la Junta General de Accionistas, tal y como reflejan los artículos 15, 22 y 23 de los Estatutos Sociales que se transcriben a continuación:

a) They hold a work, commercial or contractual relationship, directly or indirectly and of a significant nature, with the Company, its executives, the Members of the Board representing core shareholders or Companies in the Group, credit organisations with an outstanding position in the Company's financing or organisations that receive significant subsidies from the Company.

b) Someone who is a Member of the Board of another listed Company that has Members of the Board representing core shareholders in the Company.

In the case of there being any of the abovementioned cases, the Board must be informed in order to evaluate them, after a report has been made by the Appointments and Earnings Committee."

The Board's actual Regulation in its article 16 regulates the re-election of Members of the Board, as is transcribed below:

"Article 16. RE-ELECTION OF MEMBERS OF THE BOARD

The re-election proposals for Members of the Board that the Board of Directors decides to submit to the Annual General Meeting of Shareholders, after a report made by the Appointments and Earnings Committee, must be subjected to a formal preparation process, where the ownership circumstances and the work quality and the dedication to the position of the Members of the Board proposed during the preceding mandate will be evaluated".

The Members of the Board are appointed for a maximum period of five years and they may be re-elected once or more times for equal periods of maximum length.

Members of the Board will be removed when the period for which they were appointed has come to an end, without any re-election having taken place at the Annual General Meeting of Shareholders.

The Members of the Board may be removed from their position by the Annual General Meeting of Shareholders, at the proposal, if such is the case, of the Board of Directors, which will act, in turn, at the proposal of the Appointments and Earnings Committee, a proposal that must always be accompanied by a report justifying the necessary or advisable reasons for the removal. (Article 18 of the Board of Directors Regulation).

B.1.15. Indicate the cases in which the Members of the Board are obliged to resign.

The Members of the Board must resign if they do not comply with the legal and statutory obligations inherent to their condition and particularly the obligations taken on in the Board of Directors Regulation and especially those specified in article 24 of the aforementioned Regulation.

B.1.16. Explain whether the job of first executive of the Company coincides with the position of the Chairman of the Board. If this is the case, indicate the measures that have been taken to limit the risks of accumulation of authority in a single person.

YES ☐ NO ☒

The Chairman of the Board of Directors is not the first executive of the Company.

The powers granted to the Executive Vice-chairman are financially limited and to act above this limit he will have to act jointly with the Chairman or the Secretary of the Board of Directors of the Company.

B.1.17. Do some types of decision require reinforced majorities, other than the legal ones?

YES ☒ NO ☐

There are reinforced majorities for the adoption of certain agreements by the General Shareholders Meeting, as is reflected in articles 15, 22 and 23 of the Articles of Association that are transcribed below:

"Artículo 15°. - Constitución de la Junta General.

1. La Junta General quedará válidamente constituida, en primera convocatoria, cuando los accionistas, presentes o representados, posean, cuando menos, el 25 por 100 del capital social suscrito con derecho a voto. En segunda convocatoria, será válida la constitución de la Junta General cualquiera que fuese el capital concurrente a la misma.

2. Sin perjuicio de lo dispuesto en el apartado 3 siguiente del presente artículo de estos Estatutos, para que la Junta General Ordinaria o Extraordinaria, pueda acordar válidamente la emisión de obligaciones, el aumento o reducción del capital y, cualquier modificación de los Estatutos Sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el 50 por 100 del capital suscrito con derecho a voto. En segunda convocatoria será suficiente la concurrencia del 25 por 100 de dicho capital.

Cuando concurran accionistas que representen menos del 50 por 100 del capital suscrito con derecho a voto, los acuerdos a que se refiere el apartado anterior solo podrán adoptarse válidamente con el voto favorable de los dos tercios (2/3) del capital presente o representado en la Junta.

3. No obstante lo dispuesto en los apartados anteriores, para que la Junta General Ordinaria o Extraordinaria pueda acordar válidamente la transformación, fusión, escisión y disolución de la Sociedad, así como para que pueda acordarse la modificación de los artículos 15, 22, 23 y 26 de estos Estatutos, habrán de concurrir a la Junta en primera convocatoria, presentes o representados, los accionistas titulares de, al menos, el 51 por 100 del capital social suscrito con derecho a voto. En segunda convocatoria, será necesaria la concurrencia a la Junta General, presentes o representados, de accionistas titulares de, al menos, el 45 por 100 del capital suscrito con derecho a voto".

"Artículo 22°. - Régimen de adopción de acuerdos.

1. Salvo lo dispuesto en el párrafo 2 del presente artículo y en el artículo 15.2, los acuerdos de la Junta General habrán de adoptarse con el voto favorable de la mayoría del capital con derecho a voto presente o representado en la Junta, confiriendo cada acción un voto.

2. No obstante lo dispuesto en el apartado anterior, para la válida adopción de los acuerdos relativos a la transformación, fusión, escisión y disolución de la Sociedad, así como para la modificación de los Artículos 15, 22, 23 y 26 de los Estatutos, será necesario el voto favorable del 75 por 100 del capital presente o representado en la Junta, tanto constituida en primera como en segunda convocatoria.

3. Una vez sometido un asunto a votación, el Presidente proclamará el resultado, declarando, en su caso, válidamente adoptado el acuerdo.

4. El acta de la Junta General podrá ser aprobada por la propia Junta a continuación de haberse celebrado ésta y, en su defecto, dentro del plazo de 15 días, por el Presidente de la Junta y dos Interventores, uno en representación de la mayoría y otro por la minoría. El acta aprobada en cualquiera de estas dos formas tendrá fuerza ejecutiva a partir de la fecha de su aprobación."

"Artículo 23°. - Estructura del órgano de administración.

1. El Consejo de Administración es el Órgano encargado de dirigir, administrar y representar a la Sociedad.

2. El Consejo de Administración estará integrado por un mínimo de cinco (5) miembros y un máximo de once (11) miembros.

3. Para ser nombrado administrador, se requiere poseer, al menos, el 5 por 100 de las acciones de la Sociedad con derecho a voto, con una antelación de, al menos, dos años al momento de la designación, quedando a salvo lo dispuesto en el artículo 137 de la Ley de Sociedades Anónimas. La mencionada antelación de, al menos, dos años en la posesión de las acciones y el requisito de poseer al menos el 5% del capital de la Sociedad no serán precisos cuando la designación

"Article 15. - Establishment of the Annual General Meeting of Shareholders.

The Annual General Meeting of Shareholders will be validly established in the first session, when the shareholders, present or represented hold at least 25 percent of the subscribed capital stock with a right to vote. In the second session, the Annual General Meeting of Shareholders will be validly established whatever the capital stock attending it might be.

Without detriment to that set forth under heading 3 of this article of the Articles of Association, in order that the Ordinary or Extraordinary Annual General Meeting of Shareholders may validly agree on the issuing of bonds, the increase or reduction in capital stock and any modification in the Articles of Association, the attendance of shareholders present and represented holding at least 50 percent of the subscribed capital stock with a right to vote will be necessary in the first session. In the second session, the attendance of 25 percent of the aforementioned capital will be sufficient.

When shareholders representing less than 50 percent of the subscribed capital with a right to vote attend, the agreements that the previous heading refer to may only be validly adopted with the favourable vote of two thirds (2/3) of the capital that is present or represented at the Board Meeting.

Notwithstanding that set forth in the previous headings, in order that the Ordinary or Extraordinary Annual General Meeting of Shareholders may validly agree on the transformation, merger, split and winding up of the Company, as well as for agreeing on the modification of articles 15, 22, 23 and 26 of these Articles of Association, shareholders holding at least 51 percent of the subscribed capital stock with a right to vote must be present or represented at the first session of the Annual General Meeting of Shareholders. In the second session, shareholders holding at least 45 percent of the subscribed capital with a right to vote must be present or represented at the Annual General Meeting of Shareholders."

"Article 22. - Agreement adoption regime

1. With the exception of that set forth in paragraph 2 of this article and in article 15.2, the agreements made by the Annual General Meeting of Shareholders must be adopted with the favourable vote of the majority of the capital stock with a right to vote, present or represented at the Board Meeting, each share entitling the holder to one vote.

2. Notwithstanding that set forth in the previous heading, for the valid adoption of the agreements relative to the transformation, merger, split and winding up of the Company, as well as to modify Articles 15, 22, 23 and 26 of the Articles of Association, the favourable vote of 75 percent of the capital stock present or represented at the Annual General Meeting of Shareholders will be necessary, both in first or second session.

3. Once a matter has been submitted to vote, the Chairman will announce the result, declaring, if such is the case, the agreement to be validly adopted.

4. The minutes of the Annual General Meeting of Shareholders may be approved by the Board Meeting itself after it has been held and in the absence of this, within a period of 15 days, by the Chairman of the Board and two Inspectors, one representing the majority and the other, the minority. The minutes approved by either procedure will have executive powers from the date of their approval."

"Article 23. - Structure of the administration organisation.

1. The Board of Directors is the Organisation in charge of managing, administrating and representing the Company.

2. The Board of Directors will be formed by a minimum of five (5) members and a maximum of eleven (11) members.

3. To be appointed as an administrator, the person must hold at least 5 percent of the shares in the Company with a right to vote, and to have held these for at least two years before the appointment, except for that set forth in article 137 of the Corporations Law. The aforementioned minimum of two years holding the shares and the requirement of holding at least 5% of the capital stock of the Company will not be necessary when the appointment or ratification of the

o ratificación del administrador se lleve a cabo por la Junta General con el voto favorable de, al menos, el 66 por 100 del capital presente o representado en la Junta General."

"Artículo 26°. - Cargos del Consejo de Administración.

1. El Consejo de Administración designará a su Presidente y, potestativamente, a uno o varios Vicepresidentes. En caso de pluralidad de Vicepresidentes, cada una de las Vicepresidencias irá numerada. La prioridad de número determinará el orden en que los Vicepresidentes sustituirán al Presidente en casos de ausencia, incapacidad o vacante.

2. Para que un administrador pueda ser designado Presidente del Consejo de Administración, será necesaria la concurrencia en el mismo de, al menos, una de las siguientes circunstancias:

> *a) Haber formado parte del Consejo de Administración durante, al menos, los tres (3) últimos años anteriores a dicha designación, o*
>
> *b) Haber ostentado anteriormente la Presidencia del Consejo de Administración de la Sociedad cualquiera que fuera su antigüedad en el cargo de administrador.*

No será necesaria la concurrencia de ninguna de las circunstancias anteriores en el administrador a designar Presidente cuando tal designación se lleve a cabo por acuerdo de cuatro quintas partes (4/5) de todos los administradores que integran el Consejo de Administración.

3. El Consejo de Administración designará un Secretario y, potestativamente, un Vicesecretario, pudiendo recaer el nombramiento en quienes no sean administradores, en cuyo caso actuaran con voz pero sin voto. El Vicesecretario sustituirá al Secretario en los casos de ausencia, incapacidad o vacante."

Indique como se adoptan los acuerdos en el Consejo de Administración, señalando al menos, el mínimo quórum de asistencia y el tipo de mayorías para adoptar los acuerdos:

El Artículo 29.1 de los Estatutos Sociales prevé expresamente:

"El Consejo se considerará válidamente constituido cuando concurran a la reunión, presentes o representados, la mitad más uno de los miembros en ejercicio".

Y el Artículo 31.3 de dichos Estatutos regula la forma de adopción de acuerdos:

"Los acuerdos del Consejo de Administración se adoptarán por mayoría absoluta de los miembros del mismo, presentes o representados, salvo excepción legal o estatutaria."

Asimismo, los Artículos 12 y 13 del Reglamento del Consejo de Administración regulan la convocatoria y la adopción de acuerdos en las reuniones del Consejo, tal y como se transcribe a continuación:

"Artículo 12. REUNIONES DEL CONSEJO DE ADMINISTRACIÓN

1. *El Consejo de Administración se reunirá cuando los intereses sociales lo aconsejen y obligatoriamente como mínimo seis veces al año, y, a iniciativa del Presidente, cuantas veces éste lo estime oportuno para el buen funcionamiento de la Sociedad o lo solicite alguna de las Comisiones, o la mayoría de los Consejeros.*
2. *La convocatoria de las sesiones ordinarias se efectuará por carta, fax, telegrama o correo electrónico, y estará autorizada con la firma del Presidente o la del Secretario por orden del Presidente. La convocatoria se cursará con una antelación mínima de cinco días siendo válida la convocatoria al comienzo de cada ejercicio de todas las reuniones que hayan de celebrarse durante el año en cuestión, mediante entrega del calendario de las mismas sin más requisito adicional que la confirmación de cada reunión por el secretario por fax, telegrama o correo electrónico con al menos tres días de antelación.*

administrator is carried out by the Annual General Meeting of Shareholders with the favourable votes of at least 66 percent of the capital present or represented at the Annual General Meeting of Shareholders".

"Article 26. - Positions on the Board of Directors.

1. The Board of Directors will appoint its Chairman and discretionally, one or several Vice-chairmen. In the case of there being several Vice-chairmen, each of the Vice-chairmen will be numbered. The numerical priority will determine the order in which the Vice-chairmen will substitute the Chairman in cases of absence, incapacity or vacancy.

2. For an administrator to be appointed as Chairman of the Board of Directors, at least one of the following circumstances will be necessary:

> *a) Having formed part of the Board of Directors for at least the three (3) previous years before this appointment, or*
>
> *b) Having previously held the Chairmanship of the Board of Directors of the Company however long he had held the position of administrator.*

Neither of these circumstances will be necessary for an administrator to be appointed as Chairman when this appointment is carried out by the agreement of four fifths (4/5) of all the administrators forming the Board of Directors.

3. The Board of Directors will appoint a Secretary and discretionally, a Vice-secretary. This appointment may be held by people who are not administrators, in which case they may act, but not vote. The Vice-secretary will substitute the Secretary in the cases of absence, incapacity or vacancy."

Indicate how agreements are adopted in the Board of Directors, stating the minimum quorum of assistance and the type of majorities required to adopt the agreements:

Article 29.1 of the Articles of Association expressly state:

"The Board will be considered to be validly established when half plus one of the exercising members attend the meeting, present or represented".

And article 31.3 of the aforementioned Articles of Association regulate the way to adopt agreements:

The Board of Directors will adopt agreements by the absolute majority of its members, present or represented, except for legal or statutory exceptions."

Likewise, articles 12 and 13 of the Board of Directors Regulation regulate the session and adoption of agreements at the Board Meetings, as is transcribed below:

"Article 12. MEETINGS OF THE BOARD OF DIRECTORS

1. *The Board of Directors will meet when the company's interest advises it and obligatorily at least six times a year and, at the Chairman's initiative, as many times as he deems it advisable for the smooth running of the Company or whenever any of the Committees or the majority of the Members of the Board request it.*
2. *Ordinary sessions will be called by letter, fax, telegram or electronic mail and they will be authorised by the signature of the Chairman or that of the Secretary at the Chairman's request. The call will be made with a minimum of five days notice; all the meetings that will be held during the year in question may be called simultaneously by handing out a calendar at the first meeting of the year, without any other additional requirements than the confirmation of each meeting by the secretary by fax, telegram or electronic mail with at least three days notice.*

La convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información relevante debidamente resumida y preparada.

Sin perjuicio de lo anterior, cada Consejero tendrá derecho a disponer de toda la información que resulte razonablemente necesaria para el mejor y más eficaz ejercicio del cargo, a cuyo efecto podrá cursar sus requerimientos en tal sentido, con la antelación que en cada caso recomienden las circunstancias, al Presidente o al Secretario del Consejo.

3. *Las sesiones extraordinarias del Consejo podrán convocarse por teléfono y no será de aplicación el plazo de antelación y los demás requisitos que se indican en el apartado anterior, cuando a juicio del Presidente las circunstancias así lo justifiquen.*

4. *El Consejo dedicará al menos una sesión al año a evaluar su funcionamiento y la calidad de sus trabajos. Asimismo, previo informe de la Comisión de Auditoria y de Cumplimiento, el Consejo de Administración elaborará anualmente, para su puesta a disposición de los accionistas con ocasión de la Junta General Ordinaria, un Informe sobre Gobierno Corporativo, en el que se evaluará desde ese ámbito el funcionamiento del propio Consejo de Administración, incluidas sus Comisiones, todo ello con sujeción a las disposiciones legales en cada momento de aplicación.*

Artículo 13. DESARROLLO DE LAS SESIONES Y ADOPCIÓN DE ACUERDOS

1. *El Consejo quedará válidamente constituido cuando concurran al menos la mitad más uno de sus miembros, presentes o representados.*

   Los Consejeros harán todo lo posible para acudir a las sesiones del Consejo y, cuando no puedan hacerlo personalmente, procurarán conferir la representación a favor de otro miembro del Consejo, en su caso, con las oportunas instrucciones.

   El Consejo de Administración podrá celebrarse asimismo en varios lugares conectados por sistemas de multiconferencia, videoconferencia o cualquier otra técnica o procedimiento que permita el reconocimiento e identificación de los asistentes y la permanente comunicación entre los concurrentes, independientemente del lugar en que se encuentren, así como la intervención y emisión del voto. Los asistentes a cualquiera de los lugares se considerarán, a todos los efectos relativos al Consejo de Administración, como asistentes a la misma y única reunión. La reunión se entenderá celebrada en donde se encuentre la mayoría de los Consejeros y, a igualdad de número, en donde se encuentre el Consejero que presida la reunión.

2. *El Presidente organizará el debate procurando y promoviendo la participación de todos los Consejeros en las deliberaciones del Órgano.*

3. *Salvo en los casos en que específicamente se hayan establecido otros quórum de aprobación, los acuerdos se adoptarán por mayoría absoluta de los Consejeros asistentes, presentes o representados."*

B.1.18. Explique si existen requisitos específicos, distintos de los relativos a los Consejeros, para ser nombrado Presidente.

SI ☒ NO ☐

Descripción de los requisitos:

Según el artículo 26.2 de los Estatutos Sociales, para que un administrador pueda ser designado Presidente del Consejo de Administración, será necesaria la concurrencia en el mismo de, al menos, una de las siguientes circunstancias:

a) haber formado parte del Consejo de Administración durante, al menos, los tres (3) últimos años anteriores a dicha designación, o

b) haber ostentado anteriormente la Presidencia del Consejo de Administración de la Sociedad cualquiera que fuera su antigüedad en el cargo de administrador.

The call will always include the agenda of the session and will be accompanied by the relevant information, correctly summarised and prepared.

Notwithstanding the above, each Member of the Board will have the right to all the information that is reasonably necessary for the best or most efficient exercising of his position, for which he may apply to the Chairman or to the Secretary of the Board for his requirements, with the notice that the circumstances recommend in each case.

3. *Extraordinary sessions of the Board may be called by telephone and the notice period and other requirements indicated in the previous paragraph will not be applicable, when in the Chairman's opinion the circumstances justify it.*

4. *The Board will devote at least one session a year to evaluating its operation and the quality of its work. Likewise, after a report made by the Audit and Compliance Committee, the Board of Directors will annually prepare a Report on the Corporate Governance, in which the operation of the Board of Directors itself will be evaluated from this area, including its Committees, all of this subjected to the legal provisions that are applicable at all times, to be placed at the shareholders' disposal at the Ordinary Annual General Meeting of Shareholders.*

Article 13. DEVELOPMENT OF THE SESSIONS AND ADOPTION OF AGREEMENTS

1. *The Board of Directors will be validly formed when at least half plus one of its members are present or represented at the meeting.*

   The Members of the Board will make the greatest effort to attend the Board Meetings and when they cannot do so personally, they will try to confer their representation to another member of the Board, if such is the case, with the appropriate instructions.

   The Board of Directors may likewise hold their meetings in several places at once connected by multi-conference systems, video-conference or any other technique or procedure that allows the recognition and identification of those attending and the permanent communication between them, regardless of where they are physically, as well as for interventions and vote issuing. Those attending any of the places will be considered, for all purposes relative to the Board of Directors, as attending the same, single meeting. The meeting will be understood to have been held where the majority of the Members of the Board are, and when there is an equal number in various places, the place where the Member of the Board who is presiding over the meeting is present.

2. *The Chairman will organise the debate ensuring and promoting the participation of all the Members of the Board in the Body's deliberations.*

3. *Except in the cases where other approval quorums have been specifically established, the agreements will be adopted by the absolute majority of the attending Members of the Board, present or represented."*

B.1.18. Explain whether there are specific requirements, other than those relative to the Members of the Board, to be appointed as Chairman.

YES ☒ NO ☐

Description of the requirements:

According to article 26.2 of the Articles of Association, in order for an administrator may be appointed as Chairman of the Board of Directors, the following circumstances, at least, will be necessary:

a) Having formed part of the Board of Directors for at least three (3) years prior to the aforementioned appointment, or

b) Having previously held the Chairmanship of the Board of Directors of the Company, however long they had been an administrator for.

No será necesaria la concurrencia de ninguna de las circunstancias anteriores en el administrador a designar Presidente cuando tal designación se lleve a cabo por acuerdo de cuatro quintas partes (4/5) de todos los administradores que integran el Consejo de Administración.

Neither of the previous circumstances will be necessary for the administrator to be appointed as Chairman when this appointment is carried out by the agreement of four fifths (4/5) of all the administrators forming the Board of Directors.

B.1.19 Indique si el Presidente tiene voto de calidad:

B.1.19 Indicate whether the Chairman holds the casting vote:

SI ☐ NO ☒

YES ☐ NO ☒

B.1.20. Indique si los Estatutos o el Reglamento del Consejo establecen algún límite a la edad de los Consejeros:

B.1.20. Indicate whether the Articles of Association or the Board's Regulation establish any age limit for the Members of the Board:

SI ☐ NO ☒

YES ☐ NO ☒

El Consejo de Administración comparte el criterio de la Comisión Aldama sobre la inexistencia de razones objetivas para establecer un límite de edad para ocupar el cargo de Consejero.

The Board of Directors shares the criteria given by the Aldama Committee about the lack of objective reasons to establish an age limit for holding the position of Member of the Board.

Sin perjuicio de lo anterior, se reflejan a continuación los años de nacimiento de todos los Consejeros, en línea con las más generalizadas recomendaciones sobre los contenidos informativos a facilitar en relación con los integrantes del Consejo:

Notwithstanding the above, below the years of birth of all the Members of the Board are shown, in line with the most general recommendations about the information contents to be provided in relation to the members of the Board:

Nombre del Consejero Board Member's Name	Año de Nacimiento Year of Birth
D. Pedro Ballvé Lantero	1953
D. José Carlos Olcese Santonja	1953
D. Aldo Olcese Santonja	1957
D. Fernando Zapater Marqués	1950
D. Guillermo de la Dehesa Romero	1941
D. Alfonso Martínez de Irujo Fitz-James Stuart	1950
D. Raniero Vanni D' Archirafi	1931
D. Joaquín Cayuela Vergés	1944
D. Ignacio Cuesta Martín-Gil	1962
D. Javier Gaspar Pardo de Andrade	1956

B.1.21. Indique si los Estatutos o el Reglamento del Consejo establecen un mandato limitado para los Consejeros independientes:

B.1.21. Indicate whether the Articles of Association or the Board's Regulation establish a limited mandate for Independent Members of the Board:

SI ☐ NO ☒

YES ☐ NO ☒

Además de no existir una limitación específica para el mandato de los Consejeros independientes, el Artículo 17.3 del Reglamento del Consejo de Administración establece expresamente que:

In addition to there not being a specific limitation for the mandate of the independent Members of the Board, Article 17.3 of the Board of Directors Regulation expressly establishes that:

"Se procurará que se mantengan en el cargo los Consejeros Externos Dominicales e Independientes hasta el cumplimiento del periodo estatutario para el que fueron nombrados, salvo por causas excepcionales y justificadas aprobadas por el Consejo de Administración, previo informe de la Comisión de Nombramientos y Retribuciones."

"It will be attempted for the External members representing core shareholders and the Independent Members of the Board to remain in their positions until the statutory time period for which they were appointed has ended, except for exceptional and justified reasons, approved by the Board of Directors, after a report by the Appointments and Earnings Committee."

B.1.22. Indique si existen procesos formales para la delegación de votos en el Consejo de Administración. En su caso detállelos brevemente.

B.1.22. Indicate whether there are formal processes for the delegation of votes in the Board of Directors. If such is the case, briefly describe them.

El Artículo 29.2 de los Estatutos Sociales establece que:

Article 29.2 of the Articles of Association establishes that:

"Cualquier administrador puede conferir por escrito su representación a otro administrador. La representación habrá de conferirse por escrito y con carácter especial para cada sesión".

"Any administrator may confer his representation to another administrator in writing. The representation must be conferred in writing and in particular for each session".

Y el Artículo 13.1 del Reglamento del Consejo de Administración se refiere a la delegación de votos en el Consejo en caso de ausencia en los siguientes términos:

And article 13.1 of the Board of Directors Regulation refers to the delegation of votes on the Board in the case of absence in the following terms:

"Los Consejeros harán todo lo posible para acudir a las sesiones del Consejo y, cuando no puedan hacerlo personalmente, procurarán conferir la representación a favor de otro miembro del Consejo, en su caso, con las oportunas instrucciones."

"Members of the Board will make the greatest effort to attend the Board Meetings and when they cannot be there personally, they will try to confer their representation to another member of the Board, if such is the case, with the appropriate instructions."

B.1.23. Indique el número de reuniones que ha mantenido el Consejo de Administración durante el ejercicio. Asimismo, señale, en su caso, las veces que se ha reunido el Consejo sin la asistencia de su Presidente

B.1.23. Indicate the number of meetings that the Board of Directors has held over the financial year. Likewise, state, if such is the case, the times the Board has met without its Chairman being present

Número de reuniones del Consejo **Number of meetings of the Board**	7
Número de reuniones del Consejo sin asistencia del Presidente **Number of meetings of the Board without the Chairman being present**	0

El Consejo de Administración en el transcurso del ejercicio 2003 ha conocido, debatido y adoptado acuerdos en relación con diversos asuntos de su competencia, entre los que deben resaltarse como más destacados los siguientes:

a) *Resultados.* En todas las reuniones se presentan detalladamente al Consejo información financiera sobre ventas y resultados (del mes y acumulados del ejercicio) incluyendo la comparativa con el mismo periodo del ejercicio anterior y con el Presupuesto.

b) *Información financiera periódica.* Cada trimestre se presenta al Consejo la información financiera (trimestral, semestral o anual, según el caso) antes de su presentación a los mercados y a los organismos reguladores, información esta que es previamente analizada y estudiada por la Comisión de Auditoria y Cumplimiento.

c) *Presupuesto.* El Consejo aprueba, habitualmente durante el último trimestre de cada ejercicio, el presupuesto del ejercicio siguiente.

d) *Seguimiento de la evolución de las actividades en México y Francia.* Durante el ejercicio 2003 el Consejo efectuó un seguimiento especial y detallado sobre la evolución de los negocios en aquellos dos países, hasta finalmente adoptar el acuerdo en su sesión de 19 de Diciembre de discontinuar las mismas, tal y como se comunicó a través del preceptivo Hecho Relevante a la CNMV.

e) *Reglamento de Régimen Interno.* Aprobación del Reglamento de Régimen Interno (de aplicación a los Consejeros y a los Directivos del Grupo TELEPIZZA) en su sesión de 27 de Mayo de 2003.

f) *Nombramiento de Consejero por cooptación.* El Consejo, ante la baja del Consejero D. Alberto Horcajo Aguirre, nombró nuevo Consejero por cooptación en su reunión de 22 de Julio de 2003 a Don Ignacio Cuesta Martin Gil en representación del accionista ATENTO SERVICIOS CORPORATIVOS, S.A.U..

g) *Auto-evaluación.* El Consejo como todos los años y siguiendo con el mandato estatutario realizó en su sesión de 19 de Diciembre de 2003 el ejercicio de auto-evaluación del cumplimiento de sus cometidos durante el indicado ejercicio.

h) *Aspectos y objetivos estratégicos.* El Consejo ha deliberado y adoptado decisiones sobre aspectos estratégicos del grupo en su conjunto en la mayoría de sus reuniones a lo largo del año, siguiendo las propuestas de la Comisión de Estrategia e Inversiones.

i) *Emisión de obligaciones convertibles en acciones.* Ya en el año 2004 (reseñándose en este apartado por su relevancia) en concreto en su reunión de 17 de Marzo, el Consejo de Administración acordó la emisión de obligaciones convertibles en acciones, en concreto, un total máximo de 4.471.948 obligaciones por un importe nominal máximo de 62.607.272 € con la finalidad de re-estructurar el endeudamiento de la emisora y permitir a ésta, en su caso, reforzar su estructura de fondos propios en el momento de la conversión de dichas obligaciones, sin perjuicio de la facultad de rescate y amortización anticipada.

j) *Registro de Folleto Informativo Completo.* Con motivo de la indicada emisión de obligaciones convertibles, el Consejo en la misma reunión de 17 de Marzo de 2004 aprobó el texto del Folleto Informativo Completo que

During 2003, the Board of Directors has known about, debated and adopted agreements in relation to the different matters within their field, amongst which the following should be highlighted as the most important:

a) *Results.* At all the meetings financial information about sales and results (for the month and accumulated for the financial year) are presented in detail to the Board, including the comparison with the same period from the previous financial year and with the Budget.

b) *Periodical financial information.* Every quarter the financial information (quarterly, half-yearly and annually, according to the case) is presented to the Board, before it is presented to the markets and to the regulating organisms, this information having been previously analysed and studied by the Audit and Compliance Committee.

c) *Budget.* The Board passes, normally during the last quarter of each financial year, the budget for the following financial year.

d) *Follow up of the evolution of the activities in Mexico and France.* During 2003, the Board carried out a special, detailed follow up on the evolution of the business in these two countries, until finally adopting the agreement at its session on the 19th of December to discontinue them, as was communicated through the compulsory Relevant Facts to the Stock Market Commission.

e) *Internal Regime Regulation.* Approval of the Internal Regime Regulation (applicable to the Members of the Board and to the Executives of the TELEPIZZA Group) at its session on the 27th of May 2003.

f) *Appointment of a Member of the Board by co-option.* The Board, in view of the departure of the Member of the Board, Alberto Horcajo Aguirre, appointed Ignacio Cuesta Martín Gil as a new Member of the Board by co-option at its meeting on the 22nd of July 2003 representing the shareholder ATENTO SERVICIOS CORPORATIVOS, SAU.

g) *Self-evaluation.* Every year and following the statutory mandate, at its session of the 19th of December 2003, the Board carried out its self-evaluation in compliance with its undertakings during the abovementioned financial year.

h) *Strategic aspects and targets.* The Board has deliberated and adopted decisions on strategic aspects of the group as a whole in most of its meetings throughout the year, following the Strategy and Investment Committee's proposals.

i) *Issuing of bonds convertible into shares.* In the 2004 (described under this heading due to its relevance) specifically at its meeting held on the 17th of March, the Board of Directors agreed on the issuing of bonds convertible into shares, and in particular, a maximum total of 4,471,948 bonds for a maximum nominal sum of 62,607,272 € with the aim of restructuring the issuer's debt and to allow it, if such is the case, to reinforce its equity structure at the moment of the conversion of the aforementioned bonds, without detriment to the redemption and early repayment facility.

j) *Registration of the Complete Informative Prospectus.* Due to the indicated issue of convertible bonds, at the same meeting of the 17th of March 2004, the Board approved the text of the Complete Informative Prospectus

resultó inscrito en el Registro Oficial de la Comisión Nacional del Mercado de Valores el 24 de Marzo de 2004 (susceptible de consulta en la página Web de la compañía y en la propia de la CNMV).

k) *Acuerdo sobre suscripción incompleta y cierre de la emisión de obligaciones.* El Consejo de Administración de 27 de Abril de 2004, aprobó la suscripción incompleta y cierre de la citada emisión de obligaciones, resultando suscritas finalmente un total de 4.180.452 obligaciones convertibles y/o canjeables, por un importe total de 58.526.328.- Euros, que ha sido debidamente desembolsado.

l) *Reglamento de Consejo y Reglamento de Junta.* También en este año 2004, se aprobaron por parte del Consejo el Reglamento de Consejo (con fecha 27 de Marzo de 2004) y el Reglamento de Junta (con fecha 27 de Abril de 2004), textos ambos que habían sido propuestos por la Comisión de Auditoria y Cumplimiento.

that was inscribed on the Official Register of the Stock Exchange Commission on the 24th of March 2004 (this may be consulted on the Company's Web page and on the Stock Exchange Commission's Web page).

k) *Agreement about incomplete subscription and close of the issue of bonds.* On the 27th of April 2004 the Board of Directors approved the incomplete subscription and closure of the aforementioned issue of bonds, finally a total of 4,180,452 convertible and/or exchangeable bonds having been subscribed, for a total sum of 58, 526,328 Euros, which have been correctly paid up.

l) *Regulation of the Board and Regulation of the Annual General Meeting of Shareholders.* Also in 2004, the Board approved the Regulation of the Board (dated the 27th of March 2004) and the Regulation of the Annual General Meeting of Shareholders (dated the 27th of April 2004), the texts of which had both been proposed by the Audit and Compliance Committee.

Indique el número de reuniones que han mantenido en el ejercicio las distintas Comisiones del Consejo.

Indicate the number of meetings held for the different Committees dependent on the Board.

Número de reuniones de la Comisión Ejecutiva Number of meetings of the Executive Committee	6
Número de reuniones del Comisión de Auditoria y Cumplimiento Number of meetings of the Audit and Compliance Committee	4
Número de reuniones de la Comisión de Nombramientos y Retribuciones Number of meetings of the Appointments and Earnings Committee	3
Número de reuniones de la Comisión de Estrategia e Inversiones Number of meetings of the Strategy and Investments Committee	2
Número de reuniones de todas las Comisiones Number of meetings of all the Committees	15

B.1.24. Indique si las Cuentas Anuales individuales y consolidadas que se presentan para su aprobación al Consejo están previamente certificadas:

SI ☒ NO ☐

B.1.24. Indicate whether the individual and consolidated Annual Accounts that are presented for their approval by the Board have been certified prior to this:

YES ☒ NO ☐

Identifique, en su caso, a la/s persona/s que ha o han certificado las cuentas anuales individuales y consolidadas de la Sociedad, para su formulación al Consejo:

If such is the case, identify the person/s who certify the individual and consolidated annual accounts of the Company, for their formulation to the Board:

NIF FIN	Nombre Name	Cargo Position
02.524.664-T	D. Ignacio Illán García	Subdirector General de Recursos y Servicios Corporativos Deputy Manager for Resources and Corporate Services
51.400.477-P	D. Fernando Echecopar Florez	Dirección Financiera y de Personal Financial and Personnel Management
29.802.351-D	D. Igor Albiol Gutierrez	Dirección de Planificación y Control Planning and Control Management
00.265.823-N	D. Carlos Rodrigo San José	Auditor Interno Internal Auditor
51.595.188-R	D. Fernando Zapater Marqués	Consejero Delegado Chief Executive Officer
05.408.594-Y	D. José Carlos Olcese Santonja	Vicepresidente Ejecutivo Executive Vice-Chairman
	Comisión de Auditoria Audit Committee	
	Auditores de Cuentas Accounts Auditors	

B.1.25. Explique, si los hubiera, los mecanismos establecidos por el Consejo de Administración para evitar que las Cuentas Individuales y Consolidadas por él formuladas se presenten en la Junta General con salvedades en el informe de auditoria.

El Consejo de Administración, a propuesta de la Comisión de Auditoria y Cumplimiento, vela para que se atienda en todo momento el cumplimiento de la normativa de aplicación, todo ello con el objeto de evitar la inclusión de salvedades en el informe de auditoria.

B.1.26. Detalle las medidas adoptadas para que la información difundida a los mercados de valores sea transmitida de forma equitativa y simétrica.

El Reglamento Interno de Conducta en materias relacionadas con el Mercado de Valores regula las normas de actuación en relación con la información privilegiada y la comunicación de los hechos relevantes.

Todos los hechos relevantes son puestos en conocimiento de la CNMV de forma inmediata y con carácter previo a su comunicación o difusión al mercado y medios de comunicación, procurando en la medida de lo posible que dicha comunicación y difusión tenga lugar al cierre del mercado a fin de asegurar su correcta difusión y conocimiento generalizado y evitar distorsiones en la negociación.

De la misma manera las personas responsables de la comunicación procuran que la política informativa que se sigue con posterioridad a la comunicación no difiera de los contenidos públicamente registrados en la CNMV.

Siempre se observa un deber de diligencia, de forma que la información que se difunda sea veraz, clara, cuantificada y completa y no resulte confusa o engañosa. *En particular se observan las reglas siguientes:*

(i) Las personas Responsables de los Departamentos de Relación con Inversores y de Comunicación procuran planificar con suficiente antelación las reuniones con analistas, accionistas o inversores, así como las conferencias y entrevistas en los medios de comunicación, absteniéndose de desvelar cualquier Información Reservada si previamente no ha sido objeto de *comunicación a la CNMV.*
(ii) La persona Responsable del Departamento de Comunicación procura planificar con suficiente antelación las reuniones con analistas, accionistas o inversores, así como las conferencias y entrevistas en los medios de comunicación, absteniéndose de desvelar cualquier Información Reservada si previamente no ha sido objeto de comunicación a la CNMV.
(iii) Las informaciones que incluyen mención a expectativas de futuro que deriven de hechos relevantes, y que fueran a comunicarse a analistas financieros, inversores o medios de comunicación, son también incluidas en la comunicación de hecho relevante.

B.1.27. ¿El Secretario del Consejo tiene la condición de Consejero?

SI ☒ NO ☐

B.1.28. Indique, si los hubiera, los mecanismos establecidos por la Sociedad para preservar la independencia del auditor, de los analistas financieros, de los bancos de inversión y de las agencias de calificación.

TELE PIZZA, S.A. cuenta con mecanismos internos que tienen como objetivo facilitar una información veraz, concisa y clara, tanto a auditores, como a analístas financieros, bancos de inversión y agencias de clasificación, todo ello con el objetivo de preservar la independencia de todos ellos.

La independencia del auditor es una cuestión especialmente relevante, y vela por su mantenimiento la Comisión de Auditoria y Cumplimiento, tal y como se regula expresamente en el propio Reglamento del Consejo de Administración:

"Artículo 36. RELACIONES CON LOS AUDITORES

El Consejo de Administración, a través de la Comisión de Auditoria y Cumplimiento, establecerá con el Auditor de Cuentas una relación de carácter estable y profesional, con respeto, en todo caso, de su independencia."

B.1.25. Explain, if there are any, the mechanisms established by the Board of Directors to prevent the Individual and Consolidated Accounts formulated by the Board being presented at the Annual General Meeting of Shareholders with qualifications in the audit report.

At the Audit and Compliance Committee's proposal, the Board of Directors monitors the compliance of the applicable rules at all times, to prevent qualifications being included in the audit report.

B.1.26. Describe the measures adopted to ensure the information given to the securities markets is transmitted fairly and symmetrically.

The Internal Conduct Regulation on subjects related to the Securities Market regulates the rules for acting in relation to the privileged information and the communication of the relevant facts.

All the relevant facts are communicated to the Stock Exchange Commission immediately and prior to their communication or transmission to the market and to the Media, as far as possible trying to ensure that this communication takes place at the close of the market to ensure its correct circulation and generalised knowledge and to prevent distortions in the negotiation.

In the same way, the people in charge of the communication must try to ensure that the information policy followed after the communication does not differ from the contents publicly registered at the Stock Exchange Commission.

Great care is always observed, in such a way that the information circulated is true, clear, quantified and complete and it does not seem confused or deceptive. *The following rules will be observed in particular:*

(i) The People in charge of the Investor Relations Department and the Communication Department must try to plan with sufficient notice the meetings with analysts, shareholders or investors, as well as the conferences and interviews with the Media, not revealing any Reserved Information if it has not been communicated to the Stock Exchange *Commission beforehand.*
(ii) The Person in Charge from the Communication Department must try to plan with sufficient notice the meetings with analysts, shareholders or investors, as well as the conferences and interviews with the Media, not revealing any Reserved Information if it has not been communicated to the Stock Exchange Commission beforehand.
(iii) The information that includes mentions of future expectations that are derived from relevant facts and that were communicated to financial analysts, investors or the media, are also included in the communication of relevant facts.

B.1.27. Is the Secretary of the Board also a Member of the Board?

YES ☒ NO ☐

B.1.28. Indicate, if there are any, the mechanisms established by the Company to preserve the independence of the auditor, of the financial analysts, of the investment banks and of the qualification agencies.

TELE PIZZA, S.A. has internal mechanisms to help provide true, concise and clear information both for auditors and for financial analysts, investment banks and classification agencies, all of this with the aim of preserving their independence.

The auditor's independence is a particularly relevant question and the Audit and Compliance Committee looks after this, as is expressly regulated in the Board of Directors own Regulation:

"Article 36. RELATIONS WITH THE AUDITORS

The Board of Directors, through the Audit and Compliance Committee, will establish a stable and professional relationship with the Auditor of Accounts, respecting their independence at all times."

Respecto a accionistas, inversores y analistas, la Sociedad tiene un departamento específico, cuyo objetivo prioritario es ser un canal de comunicación fluida, tanto con los inversores institucionales como con los accionistas individuales.

Los procedimientos de comunicación son:

a) Atención personalizada y directa a través de teléfono y dirección de e-mail específicos;
b) Remisión a la CNMV y publicación en nuestra web de presentaciones trimestrales de resultados;
c) Y realización de conferencias telefónicas trimestrales con analistas bursátiles.

En todo caso, la Compañía únicamente se relaciona con las entidades y agencias financieras que dispongan de un código de ética y buen gobierno que evite los conflictos de interés y las situaciones de abuso en el mercado.

B.1.29. Indique si la firma de auditoria realiza otros trabajos para la Sociedad y/o su grupo distintos de los de auditoria y en ese caso declara el importe de los honorarios recibidos por dichos trabajos y el porcentaje que supone sobre los honorarios facturados a la Sociedad y a su grupo.

SI ☒ NO ☐

With respect to shareholders, investors and analysts, the Company has a specific department, the main aim of which is to be a fluid communication channel, both with the institutional investors and with the individual shareholders.

The communications procedures are:

a) Personal, direct attention by telephone and specific email address;
b) Referral to the Stock Exchange Commission and publication on our web page of quarterly results presentations;
c) And the holding of quarterly telephone conferences with stock exchange analysts.

In any event, the Company is only associated with the financial bodies and agencies that have an ethical and good governance code that prevents conflicts of interests and situations of abuse on the market.

B.1.29. Indicate whether the auditor company carries out other work for the Company and/or its group than auditing work and in this case declare the amount of the fees received for these jobs and the percentage it means out of the fees invoiced to the Company and to its group.

YES ☒ NO ☐

AÑO 2003 **YEAR 2003**	**Sociedad TELE PIZZA, S.A.** **Company TELEPIZZA SA**	**Grupo TELEPIZZA** **TELEPIZZA Group**	**Total** **Total**
Importe de otros trabajos distintos de los de auditoria (miles de euros) **Amount for work other than auditing (thousands of euros)**	19	22	41
Importe trabajos distintos de los de auditoria/importe total facturado por la firma de auditoria (en %) **Amount for work other than Auditing/total amount invoiced by the auditing company (in %)**	17,27%	10,57%	12,89%

B.1.30. Indique el número de años que la firma actual de auditoria lleva de forma ininterrumpida realizando la auditoria de las cuentas anuales de la Sociedad y/o su Grupo. Asimismo, indique el porcentaje que representa el número de años auditados por la actual firma de auditoria sobre el número total de años en los que las cuentas anuales han sido auditadas:

	Sociedad	**Grupo**
Número de años ininterrumpidos	3	3

	Sociedad	**Grupo**
Nº de años auditados por la firma actual de auditoria/	3	3
Nº años que la Sociedad ha sido auditada (%)	33,3%	33,3%

B.1.30. Indicate the number of years that the current company has been carrying out the Company's auditing of the annual accounts and/or its Group continuously. Likewise, indicate the percentage that the number of years audited by the current auditing firm represents over the total number of years when the annual accounts have been audited:

	Company	**Group**
Number of years continuously	3	3

	Company	**Group**
No. of years audited by the Current auditing firm/	3	3
No. of years that the Company has been audited (%)	33.3%	33.3%

B.1.31. Indique las participaciones de los miembros del Consejo de Administración de la Sociedad en el capital de entidades que tengan el mismo, análogo o complementario género de actividad del que constituyan el objeto social, tanto de la Sociedad como de su grupo, y que hayan sido comunicadas a la Sociedad. Asimismo, indique los cargos o funciones que en estas Sociedades ejerzan:

La Sociedad no tiene conocimiento de que ningún Consejero tenga participaciones en el capital de ninguna Sociedad con el mismo, análogo o complementario género de actividad del que constituye el objeto social tanto de TELE PIZZA, S.A. como del Grupo.

B.1.32. Indique y en su caso detalle si existe un procedimiento para que los Consejeros puedan contar con asesoramiento externo:

SI ☒ NO ☐

B. 1.31. Indicate the participations of the Company's Members of the Board of Directors in the capital of bodies that have the same, similar or complementary activities as the one that makes up the corporate aim, both of the Company and of its group and that have been communicated to the Company. Likewise, indicate the positions or tasks that they undertake in these Companies:

The Company has no knowledge of any Member of the Board having participations in the capital of any Company with the same, similar or complementary activities as the one that makes up the corporate aim both of TELE PIZZA, S.A. and of its Group.

B.1.32. Indicate, and if such is the case describe, whether there is a procedure for the Members of the Board to be able to rely on external assessment:

YES ☒ NO ☐

El Reglamento del Consejo de Administración, en su artículo 21, regula que, con el fin de ser auxiliado en el ejercicio de sus funciones, el Consejo de Administración podrá solicitar la asistencia a sus reuniones de asesores legales, contables, financieros u otros expertos.

Asimismo, los Consejeros tienen la facultad de proponer al Consejo de Administración la contratación, con cargo a la Sociedad, de asesores legales, contables, técnicos, financieros, comerciales o cualesquiera otros que consideren necesarios para los intereses de la Sociedad, para ser auxiliados en el ejercicio de sus funciones, cuando se trate de problemas con cierta complejidad o importancia ligados al ejercicio de su cargo.

La propuesta de contratación deberá tener lugar a través de la Comisión correspondiente y ser comunicada al Presidente del Consejo de Administración, pudiendo, el propio Consejo, vetar su aprobación, teniendo en cuenta la innecesariedad de la contratación, porque dicha asistencia técnica pueda ser prestada adecuadamente por expertos de la Sociedad o bien por su cuantía desproporcionada en relación con el problema y los ingresos de la Sociedad.

The Board of Directors Regulation, in its article 21, rules that, with the aim of being aided in the exercising of their functions, the Board of Directors may request the attendance at their meetings of legal advisors, accountants, financial experts or other specialists.

Likewise, the Members of the Board have the authority to propose to the Board of Directors, the hiring, charged to the company, of legal advisors, accountants, technicians, financial experts, salesmen or any others that they consider necessary for the Company's interests, to help in the exercising of their functions, when dealing with problems of a certain complexity or importance linked to the exercising of their job.

The hiring proposal must take place through the corresponding Committee and be communicated to the Chairman of the Board of Directors, the Board itself being able to veto the approval, taking into account the lack of necessity of the hiring, because the aforementioned technical assistance may be given suitably by experts from the Company or because their amount is disproportionate in relation to the problem and the Company's earnings.

B.1.34. Indique si existe un seguro de responsabilidad a favor de los Consejeros de la Sociedad.

SI ☒ NO ☐

B.1.34. Indicate whether there is a responsibility insurance policy in favour of the Members of the Board of the Company.

YES ☒ NO ☐

B.2. Comisiones del Consejo de Administración

B.2. Committees of the Board of Directors

B.2.1. Enumere los Órganos de Administración

B.2.1. List the Administration Bodies

Nombre del órgano	Nº miembros	Funciones
Comisión Ejecutiva	6	Todas las funciones delegables del Consejo de Administración excepto las que por ley o estatutos sean indelegables.
Comisión de Auditoria y Cumplimiento	4	a) Informar en la Junta sobre las cuestiones que en ella planteen los accionistas en materias de su competencia. b) Proponer al Consejo, para su consentimiento a la Junta, el nombramiento, la separación y la reelección de los auditores de cuentas externos. c) Supervisar los servicios de auditoria interna, en el caso de que exista dicho órgano dentro de la organización empresarial. d) Conocer de los procesos de información financiera y de los sistemas de control interno de la Sociedad. e) Entender las relaciones y servir de canal de comunicación con los auditores de cuentas externos para, en particular, recibir información sobre aquellas cuestiones que pueden poner en riesgo la independencia de éstos y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoria de cuentas, así como sobre aquellas otras comunicaciones previstas en la legislación de auditoria de cuentas y en las normas técnicas de auditoria. f) Vigilar la observancia de las reglas que componen el sistema de gobierno de la Sociedad, revisar periódicamente sus resultados y elevar al Consejo las propuestas de reforma, incluyendo la propuesta al Consejo del Informe Anual de Gobierno Corporativo y del texto de los Folletos Informativos a registrar en la CNMV. g) Cualesquiera otras funciones o tareas que le fuesen específicamente asignadas por el Consejo en relación con los procesos contables y financieros y de auditoria de cuentas de la Sociedad o con el régimen de gobierno corporativo de la misma. h) Cualesquiera otras expresamente previstas en los Estatutos, en el Reglamento Interno de la Junta General y en las restantes disposiciones sobre Gobierno Corporativo de la Sociedad.
Comisión de Nombramiento y Retribuciones	3	a) Velar por la integridad del proceso de selección de Consejeros y Altos Ejecutivos, elevando al Consejo propuestas sobre sus nombramientos y ceses, así como proponer al Consejo los miembros que deban de formar parte de cada una de las Comisiones. b) Auxiliar al Consejo en la determinación y supervisión de la política de remuneración y proponer la retribución variable de la Alta Dirección de la Sociedad. c) Proponer al Consejo la política de retribuciones a través de prestaciones accesorias. d) Proponer al Consejo el sistema y la cuantía de las retribuciones anuales de los Consejeros, revisando periódicamente los programas de retribución, ponderando sus resultados y velando por la transparencia de dichas retribuciones. e) Informar sobre las transacciones que impliquen o puedan implicar conflictos e Intereses.
Comisión de Estrategia e Inversiones	6	a) Elevar propuestas e informes al Consejo sobre el plan estratégico de la Sociedad y las decisiones que en el marco del desarrollo del mismo debieran adoptarse. b) Elevar propuestas e informes al Consejo en relación con las decisiones sobre inversiones y desinversiones que fueran relevantes en relación con los planes Estratégicos. c) Desarrollar el control, análisis y seguimiento de los riesgos del negocio

Name of the body	No. of members	Functions
Executive Committee	6	All the functions of the Board of Directors that may be delegated except those that may not be delegated by law or by statute
Audit and Compliance Committee	4	a) Informing at the General Meeting on the questions set forth by shareholders on subjects within their field b) Proposing to the Board, for its consent to the Annual General Meeting of Shareholders, the appointment, removal and re-election of external accounts auditors c) Supervising the internal auditing services, in the case of this body existing within the business organisation. d) Knowing about the financial information processes and the internal control Systems of the Company e) Understanding the relationships and being a communication link with the External accounts auditors to, in particular, receive information about the questions that could put their independence in danger and any other risks related to the development of the accounts auditing process, as well as about other Communications foreseen in the accounts auditing legislation and in the technical auditing regulations f) Monitoring the observance of the rules that make up the Company's governance System, periodically reviewing its results and taking the reform proposals to the Board, including the proposal to the Board of the Annual Corporate Governance Report and the text for the Informative Booklets to be registered at the Stock Exchange commission. g) Any other functions or tasks that are specifically assigned by the Board in Relation to the Company's accounting and financial and auditing of accounts processes or with its corporate governance regime h) Any others expressly foreseen in the Articles of Association, in the Internal Regulation of the Annual General Meeting of Shareholders and in the other provisions for the Company's Corporate Governance
Appointments and Earnings	3	a) Monitoring the integrity of the selection process for Members of the Board and Top Executives, bringing before the Board proposals about appointments and removals, Committee as well as proposing the members who should form part of each of the Committees to the Board b) Aiding the Board in the determination and supervision of the Company's payment policy and proposing the variable payment of the Company's Top Management. c) Proposing the payment policy to the Board through accessory services d) Proposing the system and amount of the annual payments for the Members of the Board Of the Board to the Board, periodically reviewing the payment programmes Contrasting their results and monitoring the transparency of these payments e) Informing on the transactions that involve or could involve conflicts of interests
Strategy and Investment	6	a) Bringing proposals and reports to the Board about the Company's strategic plan Committee And the decisions within its development that should be adopted b) Bringing proposals and reports to the Board in relation to the decisions about Investments and disinvestments that were relevant in relation to the Strategic Plans c) Developing the control, analysis and follow up of the business risks.

Las anteriores funciones de cada una de las Comisiones, reguladas tanto en los Estatutos Sociales (artículo 33, h)) como en el Reglamento del Consejo de Administración (artículos 37 a 40), coinciden con las recomendaciones realizadas por la Comisión Aldama al respecto.

The abovementioned functions of each of the Committees, regulated both in the Articles of Association (article 33, h) and in the Board of Directors' Regulations (articles 37 to 40), coincide with the recommendations made by the Aldama Committee on this point.

B.2.2. Detalle todas las Comisiones del Consejo de Administración y sus miembros:

B.2.2. Describe all the Committees belonging to the Board of Directors and their members:

Comisión Ejecutiva

Executive Committee

NIF o CIF FIN or FIC	Nombre Name	Cargo Position
50.407.273-J	D. Pedro Ballvé Lantero	Presidente Chairman
05.408.594-Y	D. José Carlos Olcese Santonja	Vocal Board Member
51.595.188-R	D. Fernando Zapater Marqués	Vocal Board Member
07.329.873-J	D. Guillermo de la Dehesa Romero	Vocal Board Member
46.100.425-F	D. Joaquin Cayuela Vergés	Vocal Board Member
05.206.554-K	D. Aldo Olcese Santonja	Vocal Board Member

Siguiendo las recomendaciones de la Comisión Aldama, la participación proporcional de Consejeros ejecutivos y externos, y entre estos últimos independientes y dominicales, responde a criterios semejantes a los de la composición del Consejo de Administración. Es decir, hay dos Consejeros ejecutivos y cuatro Consejeros externos (66%), y dentro de éstos últimos, uno dominical y dos independientes.

Following the Aldama Committee's recommendations, the proportional participation of executive and external Members of the Board and amongst the latter, independent and those representing core shareholders, responds to criteria similar to that of the composition of the Board of Directors. That is to say, there are two executive Members of the Board and four external Members of the Board (66%) and within the latter, one who represents core shareholders and two independent ones.

Comisión de Auditoria y Cumplimiento

Audit and Compliance Committee

NIF o CIF FIN or FIC	Nombre Name	Cargo Position
07.329.873-J	D. Guillermo de la Dehesa Romero	Presidente Chairman
05.206.554-K	D. Aldo Olcese Santonja	Vocal Board Member
51.440.019-J	D. Alfonso Martinez de Irujo Fitz-James Stuart	Vocal Board Member
00.697.939-G	D. Ignacio Cuesta Martin-Gil	Vocal Board Member

Continuando con el seguimiento de las recomendaciones de la Comisión Aldama, esta Comisión está integrada, desde Diciembre de 2002, por Consejeros externos, correspondiendo la presidencia a un Consejero Independiente.

Continuing to follow the Aldama Committee's recommendations, this Committee is made up of External Members of the Board, since December 2002, the chairmanship corresponding to an Independent Member of the Board.

Comisión de Nombramientos y Retribuciones

Appointments and Earnings Committee

NIF o CIF FIN or FIC	Nombre Name	Cargo Position
X-2.772.839-M	D. Raniero Vanni D`Archirafi	Presidente Chairman
05.206.554-K	D. Aldo Olcese Santonja	Vocal Board Member
46.100.425-F	D. Joaquin Cayuela Verges	Vocal Board Member

También en este caso, y dando cumplimiento a las recomendaciones de la Comisión Aldama, todos los miembros de la Comisión son Consejeros externos y está presidida por un Consejero independiente.

Also in this case, and complying with the Aldama Committee's recommendations, all the Committee members are external Members of the Board and it is presided over by an independent Member of the Board.

Comisión de Estrategia e Inversiones

Strategy and Investment Committee

NIF o CIF FIN or FIC	Nombre Name	Cargo Position
46.100.425-F	D. Joaquin Cayuela Verges	Presidente Chairman
07.329.873-J	D. Guillermo de la Dehesa Romero	Vocal Board Member
X-2.772.839-M	D. Raniero Vanni D´Archirafi	Vocal Board Member
51.440.019-J	D. Alfonso Martinez de Irujo Fitz-James Stuart	Vocal Board Member
05.206.554-K	D. Aldo Olcese Santonja	Vocal Board Member
00.697.939-G	D. Ignacio Cuesta Martín Gil	Vocal Board Member

También en cumplimiento de las recomendaciones de la Comisión Aldama, la Comisión de Estrategia e Inversiones está integrada exclusivamente por Consejeros externos, siendo su Presidente un Consejero independiente.

Also in compliance with the Aldama Committee's recommendations, the Strategy and Investment Committee is exclusively made up of external Members of the Board, the Chairman being an independent Member of the Board.

Secretario de las Comisiones

Secretary of the Committees

El Secretario del Consejo de Administración, D. Javier Gaspar Pardo de Andrade, lo es también de todas las Comisiones, aunque no es miembro de las mismas.

The Secretary of the Board of Directors, Javier Gaspar Pardo de Andrade, is also the Secretary of all the Committees, although he is not a member of them.

B.2.3. Realice una descripción de la reglas de organización y funcionamiento, así como las responsabilidades que tienen atribuidas cada una de las Comisiones del Consejo:

B.2.3. Describe the organisation and operation rules, as well as the responsibilities that each of the Board's Committees has attributed to it:

Tanto las reglas de organización y funcionamiento como las responsabilidades atribuidas a cada una de las Comisiones del Consejo vienen expresamente establecidas en los Estatutos Sociales y en el Reglamento del Consejo de Administración.

Both the organisation and operation rules and the responsibilities attributed to each of the Board's Committees are expressly established in the Articles of Association and in the Board of Directors' Regulation.

Comisión Ejecutiva

Executive Committee

La operatividad fue el motivo principal por el cuál se constituyó esta Comisión, en la cuál el Consejo ha delegado la totalidad de sus facultades, excepto las legal, estatutaria o institucionalmente indelegables. El Consejo se apoya en esta Comisión de tal forma que actúan de Presidente y Secretario de la misma los mismos titulares que dichos cargos ostentan en el Consejo.

Operativity was the main reason this Committee was established, where the Board has delegated all its powers, except for the ones that legally, statutorily or institutionally may not be delegated. The Board is supported by this Committee in such a way that the Chairman and the Secretary are the same people who hold these positions on the Board.

Durante el ejercicio 2003 la Comisión Ejecutiva mantuvo seis reuniones en fechas 17 de Mayo, 30 de Abril, 27 de Mayo, 24 de Junio, 30 de Septiembre y 4 de Diciembre,

During 2003, the Executive Committee held six meetings on the 17th of may, the 30th of April, the 27th of May, the 24th of June, the 30th of September

siendo los asuntos más relevantes objeto de información, debate y acuerdo en las mismas los siguientes:

a) Operaciones en España.
b) Aprobación de la operación de compra de hasta el 99 % en Tele Pizza Chile, S.A.
c) Seguimiento de las operaciones en México y Francia.
d) Seguimiento de las operaciones relacionadas con la autocartera.
e) Información y acuerdos en relación con la re-financiación del Grupo.

Comisión de Auditoria y Cumplimiento

Todos sus miembros ostentan la condición de Consejeros externos no ejecutivos (independientes o dominicales).

Esta Comisión se reúne a convocatoria de su Presidente, a propia iniciativa o a petición de al menos dos de sus miembros o del Consejo de Administración, debiendo esta petición ir dirigida al Presidente, con indicación de los asuntos a tratar.

La convocatoria de la Comisión se realizará por el Presidente o, a su instancia, por el Secretario, con, al menos, dos días de antelación a la fecha de la reunión, por carta, fax, telegrama o correo electrónico, con indicación de los asuntos a tratar en la misma.

Las sesiones extraordinarias de la Comisión podrán convocarse por teléfono y no será de aplicación el plazo de antelación y los demás requisitos establecidos en el párrafo anterior cuando, a juicio del Presidente, las circunstancias así lo justifiquen.

Las reuniones se celebrarán en el domicilio social, o en cualquier otro lugar de la localidad donde la Sociedad tenga su domicilio, que determine el Presidente o, a su instancia, el Secretario, que se señale a tal efecto en la convocatoria.

La Comisión quedará constituida cuando concurran a la reunión, presentes o válidamente representados, la mitad más uno de sus componentes, debiendo la representación conferirse a favor de otro miembro de la Comisión por escrito, siendo válido a tal efecto el fax o correo electrónico dirigido al Presidente o al Secretario.

Corresponde al Presidente dirigir los debates y deliberaciones, concediendo los turnos de intervención que considere pertinentes.

Los miembros del equipo directivo de la Sociedad y los demás empleados tienen obligación de asistir e informar a la Comisión de Auditoria, a instancias de su Presidente o, por delegación de éste, de su Secretario, en las materias propias de la competencia de este órgano.

El Auditor Interno tiene la obligación de asistir a todas las reuniones de esta Comisión.

Los acuerdos se adoptarán por mayoría de los miembros presentes o representados. En caso de empate, el Presidente tendrá voto de calidad.

El Secretario levantará acta de las sesiones, que serán aprobadas al finalizar las mismas o en la inmediatamente siguiente. Las actas, aprobadas y firmadas por el Secretario con el visto bueno del Presidente, se transcribirán en un Libro de Actas especial para los acuerdos y decisiones de la Comisión de Auditoria y Cumplimiento.

La Comisión de Auditoria y Cumplimiento podrá regular su propio funcionamiento, en todo lo no expresamente previsto en estos Estatutos Sociales.

En el apartado 5 del presente informe se incluye una Memoria específica relativa a las actividades de esta Comisión de Auditoria y Cumplimiento durante el ejercicio 2003.

Comisión de Nombramientos y Retribuciones

Se rige por las mismas reglas de funcionamiento que la Comisión de Auditoria y Cumplimento.

and the 4th of December, the most relevant matters dealt with being the following:

a) Operations in Spain.
b) Approval of the purchase operation of up to 99 % in Tele Pizza Chile, S.A.
c) Following of the operations in Mexico and France.
d) Following of the operations related to the own shares.
e) Information and agreements relating to the re-financing of the group.

Audit and Compliance Committee

All its members hold the positions of external non-executive Members of the Board (independent or those representing core shareholders).

This Committee meets at its Chairman's request, on its own initiative or at the request of at least two of its members or of the Board of Directors, this request having to be addressed to the Chairman, indicating the agenda to be dealt with.

The Committee is called by the Chairman, or at his instance, by the Secretary, with at least two days notice before the date of the meeting, by letter, fax, telegram or electronic mail, indicating the agenda to be dealt with at the meeting.

The Committee's extraordinary meetings may be called by telephone and the notice and other requirements established in the previous paragraph will not be necessary when, in the Chairman's opinion, the circumstances justify it.

The meetings will be held at the registered offices, or in any other place where the Company has its offices, determined by the Chairman or at his request, the Secretary, that is stated for this purpose on the document calling the meeting.

The Committee will be formed when present or validly represented, half plus one of its components come to the meeting, the representation having to be conferred to another member of the Committee in writing, the fax or electronic mail addressed to the Chairman or the Secretary being valid for this purpose.

The Chairman must direct the debates and deliberations, granting the floor to speakers when he deems it pertinent.

The members of the Company's management team and the other employees are obliged to attend and to inform the Audit Committee, at its Chairman's request, or by delegation of this person, his Secretary, on the subjects that are within this body's field.

The Internal Auditor is obliged to attend all the meetings held by the Committee.

The agreements will be adopted by majority of the members present or represented. In the case of a draw, the Chairman will hold the casting vote.

The Secretary will write the minutes of the meetings, which will be approved at the end of the meetings or at the one immediately afterwards. The minutes, approved and signed by the Secretary with the Chairman's approval will be transcribed into a special Minutes Book for the agreements and decisions made by the Audit and Compliance Committee.

The Audit and Compliance Committee may regulate its own operation on all points not expressly foreseen in these Articles of Association.

Under heading 5 of this report there is a specific Report relative to the activities of this Audit and Compliance Committee during the 2003 financial year.

Appointments and Earnings Committee

It is governed by the same operation rules as the Audit and Compliance Committee.

La Comisión de Nombramientos y Retribuciones informará periódicamente, a través de su Presidente, al Consejo de Administración sobre sus actividades y propondrá aquellas medidas que considere conveniente dentro del ámbito de sus competencias.

Durante el ejercicio 2003 la Comisión de Nombramientos y Retribuciones mantuvo tres reuniones en fechas 27 de Enero, 27 de Mayo y 20 de Noviembre, siendo los asuntos más relevantes debatidos y tratados en el transcurso de las mismas los siguientes:

a) Aprobación de la retribución variable correspondiente al ejercicio 2002 y de la propuesta de la retribución variable para el ejercicio 2003, en relación con toda la plantilla del grupo.
b) Aprobación de la retribución variable correspondiente al ejercicio 2002 del Vicepresidente Ejecutivo y del Consejero Delegado y fijación de objetivos a estos efectos para el ejercicio 2003.
c) Aprobación de cambios en el organigrama de la compañía.
d) Informe y análisis sobre el clima laboral en el grupo.
e) Aprobación de nueva política de retribución en el área de operaciones.
f) Información sobre la firma de nuevo Convenio Colectivo.

Comisión de Estrategia e Inversiones

Igualmente se rige por las mismas reglas de funcionamiento que el resto de las Comisiones de la Sociedad.

La Comisión de Estrategia e Inversiones informará periódicamente, a través de su Presidente, al Consejo de Administración sobre sus actividades y propondrá aquellas medidas que considere conveniente dentro del ámbito de sus competencias.

Durante el ejercicio 2003 la Comisión de Estrategia e Inversiones mantuvo dos reuniones en fechas 14 de Mayo y 30 de Septiembre, siendo los asuntos más relevantes debatidos y tratados en el transcurso de las mismas los siguientes:

a) Definición de atribuciones, funciones y procedimientos de la Comisión.
b) Presentación y aprobación de informe sobre estrategia del grupo.
c) Presentación y aprobación de informe sobre políticas de franquicias y alianzas estratégicas.

B.2.4. Indique, en su caso, las facultades de asesoramiento, consulta y en su caso, delegaciones que tienen cada una de las comisiones:

Ha quedado detallado en el desarrollo de las funciones de cada Comisión.

B.2.5. Indique, en su caso, la existencia de reglamentos de las Comisiones del Consejo, el lugar en que están disponibles para su consulta, y las modificaciones que se hayan realizado durante el ejercicio. A su vez, se indicará si de forma voluntaria se ha elaborado algún informe anual sobre las actividades de cada Comisión.

En la actualidad no existen reglamentos de las Comisiones del Consejo, aunque está prevista su elaboración en próximas fechas.

La Comisión de Auditoria y Cumplimiento elabora informes anuales sobre sus actividades desde el ejercicio 2001 (inclusive).

B.2.6. En el caso de que exista Comisión Ejecutiva, explique el grado de delegación y de autonomía de la que dispone en el ejercicio de sus funciones, para la adopción de acuerdos sobre la administración y gestión de la Sociedad.

Como ha quedado reflejado en el apartado B.2.3. anterior, el Consejo de Administración ha delegado a favor de la Comisión Ejecutiva la totalidad de sus facultades, excepto las legal, estatutaria o institucionalmente indelegables.

B.2.7. Indique si la composición de la Comisión Ejecutiva refleja la participación en el Consejo de los diferentes Consejeros en función de su condición:

SI ☒ NO ☐

The Chairman of the Appointments and Earnings Committee will periodically inform the Board of Directors about its activities and it will propose the measures it deems appropriate within its field.

During the 2003 financial year, the Appointments and Earnings Committee held three meetings on the 27th of January, the 27th of May and the 20th of November, the most relevant matters debated and dealt with during these meetings being the following:

a) Approval of the variable income corresponding to the 2002 financial year and of the proposal for the variable income for the 2003 financial year, in relation to the staff of the entire group.
b) Approval of the variable income corresponding to the 2002 financial year of the Executive Vice-Chairman and the Chief Executive Officer and fixing the targets for these purposes for the 2003 financial year.
c) Approval of changes in the company's flow chart.
d) Report and analysis of the working climate in the group.
e) Approval of the new income policy in the area of operations.
f) Information about the signing of the new Collective Wage Agreement.

Strategy and Investment Committee

It is also governed by the same operation rules as the other Committees in the Company.

The Chairman of the Strategy and Investment Committee will periodically inform the Board of Directors about its activities and it will propose the measures it deems appropriate within its field.

During the 2003 financial year, the Strategy and Investment Committee held two meetings on the 14th of May and the 30th of September, the most relevant matters debated and dealt with during these meetings being the following:

a) Definition of attributions, functions and procedures of the Committee.
b) Presentation and approval of the report on strategy for the group.
c) Presentation and approval of the report on franchise policies and strategic alliances.

B.2.4. Indicate, if such is the case, the powers of assessment, consultation and if such is the case, delegations that each of the committees has:

This is described in the development of the functions of each Committee.

B.2.5. Indicate, if such is the case, the existence of regulations of the Board's Committees, where they may be consulted and the modifications that have been carried out during the financial year. In turn, whether a voluntary report on each Committee's activities has been prepared should be indicated.

Currently there are no regulations of the Board's Committees, although the preparation of these is planned for the near future.

The Audit and Compliance Committee has been preparing annual reports on its activities since the 2001 financial year (inclusive).

B.2.6. In the case of there being an Executive Committee, explain the degree of delegation and autonomy it has when exercising its functions, to adopt agreements about the Company's administration and management.

As has been shown under heading B.2.3., the Board of Directors has delegated all its powers to the Executive Committee, except for the ones that may not be legally, statutorily or institutionally delegated.

B.2.7. Indicate whether the composition of the Executive Committee reflects the participation in the Board of the different Members of the Board in terms of their condition:

YES ☒ NO ☐

Tal y como se ha explicado con anterioridad, y siguiendo las recomendaciones de la Comisión Aldama, la participación proporcional de Consejeros ejecutivos y externos, y entre estos últimos independientes y dominicales, responde a criterios semejantes a los de la composición del Consejo de Administración. Es decir, hay dos Consejeros ejecutivos y cuatro Consejeros externos (66%), y dentro de éstos últimos, uno dominical, dos independientes y uno externo propiamente.

As has been explained previously, and following the Aldama Committee's recommendations, the proportional participation of executive and external Members of the Board and amongst the latter, independent and those representing core shareholders, responds to criteria similar to that of the composition of the Board of Directors. That is to say, there are two Executive Members of the Board and four External Members of the Board (66%) and within the latter, one representing core shareholders, two independent and one external.

B.2.8. En el caso de que exista la Comisión de Nombramiento, indique si todos sus miembros son Consejeros Externos:

SI ☒ NO ☐

Tal y como ya se ha mencionado con anterioridad, se siguen los criterios de la Comisión Aldama, siendo todos los miembros de esta Comisión externos y siendo su Presidente un Consejero externo independiente.

B.2.8. In the case of there being the Appointment Committee, indicate whether all its members are External Members of the Board:

YES ☒ NO ☐

As has already been mentioned, the Aldama Committee's criteria are followed, all the members of this Committee being external and its Chairman being an external independent Member of the Board.

C) OPERACIONES VINCULADAS

C.1. Detalle las operaciones relevantes que supongan una transferencia de recursos y obligaciones entre la Sociedad o entidades de su Grupo, y los accionistas significativos de la Sociedad:

No existen operaciones relevantes que supongan una transferencia de recursos y obligaciones entre TELE PIZZA, S.A. o entidades de su Grupo y los accionistas significativos de la Sociedad.

C.2. Detalle las operaciones relevantes que supongan una transferencia de recursos y obligaciones entre la Sociedad o entidades de su Grupo, y los administradores o directivos de la Sociedad:

No existen operaciones relevantes que supongan una transferencia de recursos y obligaciones entre TELE PIZZA, S.A. o entidades de su Grupo y los administradores o directivos de la Sociedad.

C.3. Detalle las operaciones relevantes realizadas por la Sociedad con otras Sociedades pertenecientes al mismo Grupo, siempre y cuando no se eliminen en el proceso de elaboración de estados financieros consolidados y no formen parte del tráfico habitual de la Sociedad en cuanto a su objeto y condiciones:

No existen operaciones relevantes realizadas por la Sociedad con otras Sociedades pertenecientes al mismo Grupo que no se eliminen en el proceso de elaboración de estados financieros consolidados o que no formen parte del tráfico habitual de la Sociedad en cuanto a su objeto y condiciones.

C.4. Identifique, en su caso, la situación de conflictos de interés en que se encuentran los Consejeros de la Sociedad, según lo previsto en el artículo 127 ter de la LSA.

No existen estas situaciones de conflicto. Independientemente de lo que se especifica en el artículo 127 de la LSA, el deber de mantener el secreto sobre determinado tipo de información queda contemplado en el Reglamento Interno de Conducta y en el Reglamento de Consejo de la Sociedad.

C.5. Detalle de los mecanismos establecidos para detectar, determinar y resolver los posibles conflictos de intereses entre la Sociedad y/o su Grupo, y sus Consejeros, directivos o accionistas significativos.

En general, la Sociedad trata, en la medida de lo posible, evitar que haya cualquier conflicto de interés entre la Sociedad y/o su Grupo y sus Consejeros, directivos o accionistas significativos.

Con el objetivo de tener en todo momento controlados los posibles conflictos de intereses, los Estatutos Sociales y el Reglamento del Consejo han regulado, como una de las funciones de la Comisión de Auditoria y Cumplimiento, la de informar sobre las transacciones que impliquen o puedan implicar conflictos e intereses.

C) LINKED OPERATIONS

C.1. Detail the relevant operations that mean a transfer of resources and obligations between the Company or organisations in its Group and the significant shareholders in the Company:

There are no relevant operations that mean a transfer of resources and obligations between TELE PIZZA, S.A. or organisations in its Group and the significant shareholders in the Company.

C.2. Detail the relevant operations that mean a transfer of resources and obligations between the Company or organisations in its Group and the administrators or executives of the Company:

There are no relevant operations that mean a transfer of resources and obligations between TELE PIZZA, S.A. or organisations in its Group and the administrators or executives in the Company.

C.3. Detail the relevant operations carried out by the Company with other Companies belonging to the same Group, whenever they are not eliminated in the preparation process of consolidated financial statements and they do not form part of the Company's normal traffic as regards their object and conditions:

There are no relevant operations carried out by the Company with other Companies belonging to the same Group that are not eliminated in the preparation process of consolidated financial statements or that they do not form part of the Company's normal traffic as regards their object and conditions.

C.4. Identify, if such is the case, the situation of conflicts of interest that the Company's Members of the Board are involved in, according to that foreseen in article 127 third of the CL.

There are no situations of conflict. Regardless of that specified in article 127 of the CL, the duty of upholding confidentiality over certain types of information is shown in the Company's Internal Conduct Regulations and in the Company's Regulations for the Board.

C.5. Detail the mechanisms established to detect, determine and resolve the possible conflicts of interest between the Company and/or its Group, and its Members of the Board, executives or significant shareholders.

Generally, the Company tries, as far as possible, to prevent any conflict of interest between the Company and/or its Group and its Members of the Board, executives or significant shareholders.

To keep the possible conflicts of interest under control at all times, the Articles of Association and the Board's Regulation have regulated, as one of the Audit and Compliance Committee's functions, that of informing of the transactions that involve or could involve conflicts of interest.

Independientemente de lo anterior, el Reglamento del Consejo de Administración regula, expresamente, los siguientes extremos, todo ello en orden a preservar y regular la mayor objetividad ante los posibles conflictos de intereses que puedan surgir entre la Sociedad y/o su Grupo y sus Consejeros:

"Artículo 24. DEBERES DEL CONSEJERO:

24.1. Deber de Fidelidad:

Los Administradores deberán cumplir los deberes impuestos por las leyes y los Estatutos con fidelidad al interés social, entendido como interés de la Sociedad.

24.2. Deber de Lealtad:

1) *Los Administradores no podrán utilizar el nombre de la Sociedad ni invocar su condición de Administradores de la misma para la realización de operaciones por cuenta propia o de personas a ellos vinculadas.*

2) *Ningún Administrador podrá realizar, en beneficio propio o de personas a él vinculadas, inversiones o cualesquiera operaciones ligadas a los bienes de la Sociedad, de las que haya tenido conocimiento con ocasión del ejercicio del cargo, cuando la inversión o la operación hubiera sido ofrecida a la Sociedad o la Sociedad tuviera interés en ella, siempre que la Sociedad no haya desestimado dicha inversión u operación sin mediar influencia del Administrador.*

3) *El Consejero deberá evitar las situaciones de conflicto de intereses entre el mismo y sus familiares más directos y la Sociedad, comunicando en todo caso su existencia, de no ser evitables, al Consejo de Administración. En particular:*

    a) *El Consejero deberá abstenerse de asistir e intervenir en las deliberaciones que afecten a asuntos en los que se halle interesado personalmente, de forma directa o indirecta.*
    b) *El Consejero no podrá realizar directa o indirectamente transacciones profesionales o comerciales con la Sociedad a no ser que informe anticipadamente de la situación de conflicto de intereses, y el Consejo, apruebe la transacción.*

4) *En todo caso, las situaciones de conflicto de intereses en que se encuentren los Administradores de la Sociedad serán objeto de información en el Informe Anual de Gobierno Corporativo.*

5) *Los Administradores deberán comunicar la participación que tuvieran en el capital de una Sociedad con el mismo, análogo o complementario género de actividad al que constituya el objeto social, así como los cargos o las funciones que en ella ejerzan, así como la realización por cuenta propia o ajena, del mismo, análogo, o complementario género de actividad del que constituya el objeto social. Dicha información se incluirá en la Memoria.*

6) *A efectos del presente artículo, tendrán la consideración de personas vinculadas a los Administradores:*

    a) *El cónyuge del Administrador o las personas con análoga relación de afectividad.*

    b) *Los ascendientes, descendientes y hermanos del Administrador o del cónyuge del Administrador.*

    c) *Los cónyuges de los ascendientes, de los descendientes y de los hermanos del Administrador.*

    d) *Las Sociedades en las que el Administrador, por sí o por persona interpuesta, se encuentre en alguna de las situaciones contempladas en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores.*

Regardless of the abovementioned, the Board of Directors Regulation expressly regulates all of this in order to preserve and regulate the greatest objectivity in the face of the possible conflicts of interest that could arise between the Company and/or its Group and its Members of the Board:

"Article 24. DUTIES OF THE MEMBER OF THE BOARD:

24.1. Duty of Fidelity:

The Administrators must fulfil the duties imposed by the laws and by the Articles of Association with fidelity to the interests of the Company.

24.2. Duty of Loyalty:

1) *The Administrators may not use the Company's name, or invoke their condition as Administrators in it to carry out operations on their own account or for people linked to them.*

2) *No Administrator may carry out, for his own benefit or for the benefit of people linked to him, investments or any operations linked to the Company's goods, of which he has been informed as part of his job, when the investment or the operation had been offered to the Company or the Company were to be interested in it, whenever the Company has not abandoned the aforementioned investment or operation without the Administrator's influence intervening.*

3) *The Member of the Board must avoid situations of conflict of interests between himself and his most direct family members and the Company. In any event, the existence of such a conflict, when it cannot be avoided, must be communicated to the Board of Directors. In particular:*

    a) *The Member of the board must abstain from attending or intervening in the deliberations that affect matters in which he has a personal interest, directly or indirectly.*
    b) *The Member of the Board may not carry out directly or indirectly professional or commercial transactions with the Company unless he informs the Board of the situation of conflict of interests beforehand and the Board approves the transaction.*

4) *In any event, the situations of conflict of interests that the Company's Administrators are involved in will be informed about in the Annual Report on Corporate Governance.*

5) *The Administrators must communicate their participation in the capital stock of a Company with the same, similar or complementary activity to the one that forms the corporate aim, as well as the position or functions he carries out in it, in addition to carrying out on his own account or for third parties, of the same, similar or complementary activity as the one that forms the corporate aim. This information will be included in the Report.*

6) *For the purpose of this article, the following people will be considered to be linked to the Administrators:*

    a) *The Administrator's spouse or the people holding a similar emotional relationship with him.*

    b) *The parents, children and brothers or sisters of the Administrator or of the Administrator's spouse.*

    c) *The spouses of the parents, of the children and of the brothers or sisters of the Administrator.*

    d) *The Companies in which the Administrator, himself or through an interposed person, in found to be in any of the situations contemplated in article 4 of the Law 24/1988, of the 28th of July, of the Securities Market.*

7) Respecto del Administrador, persona jurídica, se entenderán que son personas vinculadas las siguientes:

a) Los socios que se encuentren, respecto del Administrador persona jurídica, en alguna de las situaciones contempladas en el artículo 4 de la Ley 24/1988, de 28 de Julio, del Mercado de Valores.

b) Los Administradores, de derecho o de hecho, los liquidadores y los apoderados con poderes generales, del Administrador persona jurídica.

c) Las Sociedades que formen parte del mismo Grupo, tal y como éste se define en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, y sus socios.

d) Las personas que respecto del representante del Administrador persona jurídica tengan la consideración de personas vinculadas a los Administradores de conformidad con lo que se establece en el párrafo anterior.

24.3. Deber de Secreto:

1) El Consejero, aún después de cesar en sus funciones, deberá guardar secreto de las informaciones de carácter confidencial, estando obligado a guardar reserva de las informaciones, datos, informes o antecedentes que conozca como consecuencia del ejercicio del cargo, sin que las mismas puedan ser comunicadas a terceros o ser objetos de divulgación cuando pudiera tener consecuencias perjudiciales para el interés social.

2) Se exceptúan del deber al que se refiere el apartado anterior los supuestos en que las leyes permitan su comunicación o divulgación a tercero o que, en su caso, sean requeridos o hayan de remitir a las respectivas autoridades de supervisión, en cuyo caso la cesión de información deberá ajustarse a lo dispuesto por las leyes.

3) Cuando el Consejero sea persona jurídica, el deber de secreto recaerá sobre el representante de ésta, sin perjuicio del cumplimiento de las obligaciones que tenga de informar a aquélla.

Artículo 25. OBLIGACIÓN DE NO COMPETENCIA

El Consejero no puede desempeñar cargos en Sociedades que sean directamente competidoras de TELE PIZZA, S.A. o de cualquier empresa de su Grupo, ni prestar a favor de las mismas servicios de representación o asesoramiento, salvo autorización expresa del Consejo de Administración. Quedan a salvo los cargos que pueden desempeñarse en Sociedades del Grupo.

Artículo 26. USO DE ACTIVOS SOCIALES

El Consejero no podrá hacer uso de los activos de la Sociedad ni valerse de su posición en la misma para obtener, sin contraprestación adecuada, una ventaja patrimonial.

En todo caso, de las relaciones económicas o comerciales entre el Consejero y la Sociedad, deberá conocer el Consejo de Administración.

Artículo 27. INFORMACIÓN NO PÚBLICA

El Consejero no podrá usar información no pública de la Sociedad con fines privados, debiendo prestar el máximo cuidado cuando la información pueda redundar en:

a) Operaciones de adquisición o venta de valores de la Sociedad o sus Filiales.

b) Cuando su utilización pueda causar perjuicio a la Sociedad o a terceros con ella relacionados.

With respect to the Administrator, the legal individual, the following will be understood to be linked to him:

a) The associates who are found to be in, with respect to the legal individual Administrator, any of the situations contemplated in article 4 of the Law 24/1988, of the 28th of July, of the Securities Market.

b) The Administrators, in right or in fact, the receivers and those holding general powers of attorney of the legal individual Administrator.

c) The Companies forming part of the same Group, as is defined in article 4 of the Law 24/1988, of the 28th of July, of the Securities Market, and their associates.

d) The people who, with respect to the legal individual Administrator's representative have the consideration of people linked to the Administrators in accordance with that established in the previous paragraph.

24.3. Duty of Secrecy:

1) The Member of the Board, even after stopping his functions, must keep secret all the information of a confidential nature, being obliged to keep quiet all the information, data, reports or background histories that he knows as a result of exercising his position, without being able to communicate them to third parties or to circulate them when they could have detrimental consequences for the Company's interests.

2) The cases when the laws allow their communication or circulation to third parties or which, if such is the case, are required or must be sent to the respective supervising authorities are exceptions to the duty referred to in the previous paragraph, in which case the transfer of information must be adapted to that set forth in the laws.

3) When the Member of the Board is a legal individual, the duty of secrecy falls on his representative, without detriment to the fulfilment of the obligations that he has to inform the Member of the Board.

Article 25. OBLIGATION OF NON-COMPETITION

The Member of the Board cannot hold positions in Companies that are direct competitors of TELE PIZZA, S.A. or of any company in its Group, nor can he provide services of representation or assessment in favour of them, except with express authorisation by the Board of Directors. Positions that could be held in other Companies in the Group are excepted from this ruling.

Article 26. USE OF COMPANY ASSETS

The Member of the Board may not make use of the Company's assets nor use his position to obtain a patrimonial advantage without suitable compensation.

In any event, the Board of Directors must know about the economic or commercial relations between the Member of the Board and the Company.

Article 27. NON-PUBLIC INFORMATION

The Member of the Board may not use non-public information from the Company for private purposes, the greatest care having to be taken when the information could concern:

a) Acquisition or sale operations of the Company's or its Subsidiaries' securities.

b) When its use could cause damage to the Company or to third parties related to it.

Artículo 28. OPORTUNIDADES DE NEGOCIOS

1) *El Consejero no puede aprovechar en beneficio propio o de un allegado, una oportunidad de negocio de la Sociedad, a no ser que previamente la misma haya desistido de explotarla y que el desarrollo del negocio por el Consejero sea autorizado por el Consejo.*

2) *A los efectos del apartado anterior, se entiende por oportunidad de negocio cualquier posibilidad de realizar una inversión u operación industrial, de servicios o comercial que haya surgido o se haya descubierto en conexión con el ejercicio del cargo por parte del Consejero, o mediante la utilización de medios e información de la Sociedad.*

Artículo 29. OPERACIONES INDIRECTAS

El Consejero infringe sus deberes de fidelidad para con la Sociedad si, sabiéndolo con antelación, permite o no revela la existencia de operaciones contrarias al desarrollo de la Sociedad, realizadas por familiares suyos o por Sociedades en las que tiene intereses significativos.

Artículo 30. DEBERES DE INFORMACIÓN DEL CONSEJERO

1) *El Consejero deberá informar a la Sociedad de las acciones de la misma, opciones sobre acciones, o derivados referidos al valor de la acción, de que sea titular, directamente o a través de Sociedades en las que tenga una participación significativa, así como de las modificaciones que sobrevengan en dicha participación accionarial o derechos relacionados, con independencia del cumplimiento de la normativa del mercado de valores. Asimismo deberá informar de aquellas otras que estén en posesión, directa o indirecta, de sus familiares más allegados, todo ello de conformidad con lo previsto en la legislación vigente.*

2) *El Consejero deberá notificar a la Sociedad, los cambios significativos en su situación profesional, y los que afecten al carácter o condición en cuya virtud hubiera sido designado como Consejero.*

3) *Asimismo, deberá el Consejero informar a la Sociedad de cualquier tipo de reclamación judicial, administrativa o de cualquier otra índole en la que se encuentre implicado que, por su importancia pudiera incidir gravemente en la reputación de la Sociedad.*

Artículo 31. TRANSACCIONES CON ACCIONISTAS SIGNIFICATIVOS

El Consejo de Administración se reserva formalmente la facultad de adoptar acuerdos en relación con cualquier transacción de la Sociedad con un accionista significativo.

Artículo 32. ABSTENCIÓN DE INTERVENCIÓN EN DELIBERACIONES Y VOTACIONES.

Los Consejeros se abstendrán de intervenir en las deliberaciones y votaciones que traten de cualquier cuestión en la que tengan un interés particular."

Article 28. BUSINESS OPPORTUNITIES

1) *The Member of the Board may not take advantage for his own benefit or for that of a relation, a business opportunity of the Company, unless the Company had previously stopped developing it and that the development of the business by the Member of the Board is authorised by the Board.*

2) *For the purposes shown in the previous paragraph, a business opportunity is understood to be any possibility of making an investment or industrial operation, of services or commercial that has arisen or has been discovered in connection with the exercising of his position by the Member of the Board, or by way of using the Company's means and information.*

Article 29. INDIRECT OPERATIONS

The Member of the Board infringes his duties of fidelity to the Company if, with foreknowledge, he allows or does not reveal the existence of operations that are contrary to the development of the Company, carried out by members of his family or by Companies in which he has significant interest.

Article 30. INFORMATION DUTIES OF THE MEMBER OF THE BOARD

1) *The Member of the Board must inform the Company of his shares, options over shares, or derivatives referring to the value of the share, which he holds, directly or through Companies in which he has a significant participation, as well as the modifications that occur in the aforementioned share participation or related rights, regardless of the fulfilment of the regulations of the securities market. Likewise, he must inform of those others that are held, directly or indirectly, by his closest family members, all of which in accordance with that foreseen in the legislation in force.*

2) *The Member of the Board must notify the Company of the significant changes in his professional situation and those that affect the nature or condition in virtue of which he had been appointed as a Member of the Board.*

3) *Likewise, the Member of the Board must inform the Company of any kind of claim, be it legal, administrative or of any nature in which he is involved which, due to its importance could have a serious influence on the Company's reputation.*

Article 31. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

The Board of Directors formally reserves the right to adopt agreements in relation to any transaction of the Company with a significant shareholding.

Article 32. ABSTENTION OF INTERVENTION IN DELIBERATIONS AND VOTES.

The Members of the Board will abstain from intervening in the deliberations and votes that deal with any question in which they have a private interest."

D) SISTEMAS DE CONTROL DE RIESGOS

D.1. Descripción general de la política de riesgos de la Sociedad y/o su Grupo, detallando y evaluando los riesgos cubiertos por el sistema, junto con la justificación de la adecuación de dichos sistemas al perfil de cada tipo de riesgo.

TELE PIZZA, S.A. desarrolla actividades en el sector de la alimentación y en varios países; como consecuencia, incurre en los siguientes riesgos:

- Riesgos de mercado derivados de las características propias del sector de la alimentación en el que se encuentra enmarcada su actividad principal y en especial de las fluctuaciones de los precios de las materias primas que se emplean para la fabricación de los productos que el Grupo produce y comercializa.

D) RISK CONTROL SYSTEMS

D.1. General description of the risk policy of the Company and/or its Group, detailing and evaluating the risks covered by the system, along with the justification of the suitability of the aforementioned systems to the profile of each type of risk.

TELE PIZZA, S.A. develops activities in the food sector, in several different countries; therefore it incurs in the following risks:

- Market risks derived from the actual characteristics of the food sector in which its main activity is involved and particularly in the price fluctuations in the raw materials that are used for the manufacturing of the products that the Group produces and markets.

- Riesgos de contraparte derivados de los contratos financieros y de los compromisos comerciales con proveedores y clientes.

- Riesgo de liquidez y de solvencia.

- Riesgos legales y regulatorios (incluidos los riesgos de cambios en los regímenes fiscales, regulaciones sectoriales y sanitarias, regímenes cambiarios, etc.).

- Riesgos operativos (incluidos los riesgos de accidentes y de catástrofes naturales, incertidumbres relacionadas con los gustos y preferencias de los consumidores, riesgos sanitarios y riesgos de reputación).

- Riesgos de entorno económico (derivados del ciclo económico mundial y de los países en los que está presente).

La Sociedad considera como riesgos más relevantes aquellos que pudieran comprometer la consecución de los objetivos de su plan estratégico.

TELE PIZZA, S.A. lleva a cabo una gestión prudente de sus activos y negocios. Sin embargo, muchos de los riesgos mencionados son connaturales al desarrollo de las actividades de la Sociedad, y quedan fuera del control de la Sociedad, no siendo posible eliminarlos completamente.

D.2. Indique los sistemas de control establecidos para evaluar, mitigar o reducir los principales riesgos de la Sociedad y de su Grupo.

La Comisión de Estrategia e Inversiones es la encargada de velar por el control y reducción de los riesgos, teniendo encomendada por parte de los Estatutos Sociales y del Reglamento del Consejo de Administración, como una de sus funciones, la de desarrollar el control, análisis y seguimiento de los riesgos del negocio.

En cuanto a los sistemas de control establecidos para la evaluación, mitigación y reducción de los riesgos deben destacarse los siguientes:

a) Desarrollo y seguimiento continuo tanto del Presupuesto Anual como del Plan Estratégico, lo cual permite detectar y en su caso corregir, las desviaciones significativas que puedan poner de manifiesto la materialización o el incremento de los riesgos del negocio.
b) Existencia de Normas y Procedimientos Internos que regulan las pautas de conducta y actividad en orden a una reducción y en todo caso control de los factores de riesgo.
c) Sistemas de Información debidamente integrados que garantizan la fiabilidad de la información, tanto económico-financiera como de otro tipo que emite el Grupo y que permite el debido control del riesgo.
d) Actividad del Auditor Interno.
e) En relación con el área de prevención de riesgos laborales, la Sociedad tiene plenamente implantado un Servicio de Prevención Mancomunado para las empresas del Grupo en España y cuenta con un modelo de Prevención adaptado a las características de cada país.

D.3. En el supuesto de que se hubiesen materializado algunos de los riesgos que afectan a la Sociedad y/o su Grupo, indique las circunstancias que lo han motivado y si han funcionado los sistemas de control establecidos.

No se ha materializado ninguno de los riesgos que afectan a la Sociedad y/o su Grupo.

D.4. Indique si existe alguna comisión u otro órgano de gobierno encargado de establecer y supervisar estos dispositivos de control y detalle cuales son sus funciones.

Como ya se ha reflejado en el apartado D.2. anterior, es la Comisión de Estrategia e Inversiones quién se encarga de supervisar y establecer los dispositivos de control ante los posibles riesgos, siendo este cometido una de sus funciones reguladas estatutariamente y en el Reglamento del Consejo de Administración.

Independientemente de lo anterior, TELE PIZZA, S.A. dispone de una organización, procedimientos y sistemas que le permiten identificar, medir, evaluar, priorizar y controlar los riesgos a los que está expuesto el Grupo, y decidir en qué medida

- Counterpart risks derived from the financial contracts and from the commercial commitments with suppliers and customers.

- Cash flow and solvency risk.

- Legal and regulation risks (including the risks of changes in the fiscal regimes, sectorial and sanitary regulations, exchange regimes, etc.).

- Operational risks (including the risks of accidents and natural disasters, uncertainties related to the consumers' tastes and preferences, health risks and reputation risks).

- Risks of a financial nature (derived from the world economic cycle and that of the countries where it is present).

The Company considers as the most relevant risks those that could compromise the achieving of the targets set forth in its strategic plan.

TELE PIZZA, S.A. carries out a cautious management of its assets and business. However, many of the risks mentioned are inherent to the development of the Company's activities and they are out of the Company's control and cannot be completely eliminated.

D.2. Indicate the control systems established to evaluate, mitigate or reduce the main risks of the Company and of its Group.

The Strategy and Investments Committee is in charge of looking after the control and reduction of the risks, the Articles of Association and the Board of Directors' Regulations, entrusting the developing the control, analysis and follow up of the risks involved in the business.

Regarding the control systems established for the evaluation, mitigation and reduction of the risks, the following should be mentioned:

a) Development and continuous follow up both of the Annual Budget and of the Strategic Plan, which allows the detection and if such is the case, the correction, of the significant deviations that could be shown to materialise or increase the risks involved in the business.
b) Existence of Rules or Internal Procedures that regulate the behaviour guidelines and activity in order to reduce and in any event, control the risk factors.
c) Correctly integrated Information Systems that guarantee the reliability of the information, both economic-financial and of any other kind that the Group issues and that allow the correct risk control.
d) Activity by the Internal Auditor.
e) In relation to the prevention of risks at work area, the Company has fully implanted a Joint Prevention Service for the companies in the Group in Spain and it has a Prevention model adapted to each country's characteristics.

D.3. In the case that some of the risks that affect the Company and/or its Group had materialised, indicate the circumstances that have caused this and whether the control systems established have worked.

None of the risks that affect the Company and/or its Group have materialised.

D.4. Indicate whether there is any committee or other governing body in charge of establishing and supervising these control devices and detail their functions.

As has already been shown under heading D.2., the Strategy and Investments Committee is in charge of supervising and establishing the control devices in the face of the possible risks, this undertaking being one of its functions that is regulated by the Articles of Association and in the Board of Director's Regulations.

Regardless of the above, TELE PIZZA, S.A. has an organisation, procedures and systems that allow it to identify, measure, evaluate, give priority to and control the risks that the Group is exposed to and to decide to what extent these risks

tales riesgos son asumidos, gestionados, mitigados o evitados. El análisis de los riesgos es un elemento integral de los procesos de toma de decisión del Grupo.

TELE PIZZA, S.A. tiene una estructura organizativa orientada al buen gobierno corporativo, basada en:

1) Comisiones del Consejo de Administración:
   a) Comisión Ejecutiva.
   b) Comisión de Auditoria y Control.
   c) Comisión de Nombramientos y Retribuciones.
   d) Comisión de Estrategia e Inversiones.

La composición, facultades y funciones se estas Comisiones han sido ya descritas en el presente documento.

2) Comité de Dirección: es el órgano que, por delegación del Consejo de *Administración y de su Comisión Ejecutiva, lleva a cabo el seguimiento y* coordinación de las áreas de negocio y las funciones corporativas. Además, entre otras, sus funciones serán las de analizar y proponer los objetivos, el plan estratégico y el presupuesto anual, y aprobar las políticas e iniciativas de las Subdirecciones Generales y de las Direcciones Corporativas.

3) *Comité de Crisis: adicionalmente a todo lo anterior, y con el objeto de* asegurar una adecuada gestión ante una situación de crisis relacionada con el producto, su fabricación, su distribución y su consumo, existe un Comité de Crisis, regulado expresamente, en cuanto a su composición, dinámica y forma de actuar, por un manual de "Procedimiento de Gestión Coordinada y Eficaz ante Situaciones de Crisis Alimentaria".

4) Comité Interno de Prevención: que trata los asuntos relacionados con prevención de riesgos laborales; está formado por el Consejero Delegado y tres Subdirectores Generales de la Compañía, que tiene capacidad ejecutiva y que asume desde la alta Dirección la importancia de la prevención, lo que facilita su integración en los distintos niveles del Grupo.

5) Auditor Interno, dependiente jerárquica y exclusivamente de la Comisión de Auditoria y Cumplimiento.

D.5. Identificación y descripción de los procesos de cumplimiento de las distintas regulaciones que afectan a su Sociedad y/o a su Grupo.

Los Estatutos Sociales y el Reglamento de Consejo de Administración han regulado especialmente este aspecto, estableciendo, como una de las funciones de la Comisión de Auditoria y Cumplimiento, la de vigilar la observancia de las reglas *que componen el sistema de gobierno de la Sociedad, revisar periódicamente sus* resultados y elevar al Consejo de Administración las propuestas de reforma.

E) JUNTA GENERAL

E.1. Enumere los quórum de constitución de la Junta General establecidos en los Estatutos. Describa en qué se diferencian del régimen de mínimos previsto en la Ley de Sociedad Anónima (LSA).

Según el artículo 15 de los Estatutos Sociales, que regula la constitución de la Junta General, se especifica lo siguiente:

"Artículo 15°. - Constitución de la Junta General.

1. La Junta General quedará válidamente constituida, en primera convocatoria, cuando los accionistas, presentes o representados, posean, cuando menos, el 25 por 100 del capital social suscrito con derecho a voto. En segunda convocatoria, será válida la constitución de la Junta General cualquiera que fuese el capital concurrente a la misma.

2. Sin perjuicio de lo dispuesto en el apartado 3 siguiente del presente artículo de estos Estatutos, para que la Junta General Ordinaria o Extraordinaria, pueda

are assumed, managed, mitigated or avoided. The analysis of the risks is an integral element of the decision-taking process in the Group.

TELE PIZZA, S.A. has an organisational structure aimed at good corporate governance, based on:

1) Board of Directors' Committees:
   a) Executive Committee.
   b) Audit and Compliance Committee.
   c) Appointments and Earnings Committee.
   d) Strategy and Investments Committee.

The composition, powers and functions of these Committees have already been described in this document.

2) Management Committee: this is the body which, by delegation of the Board of Directors and its Executive Committee, carries out the follow up and coordination of the business areas and the corporate functions. In addition to this, amongst other points, its functions will be those of analysing and proposing the targets, the strategic plan and the annual budget and to approve the policies and initiatives put forward by the General Assistant Management Departments and the Corporate Management.

3) *Crisis Committee: in addition to all the abovementioned, in order to* ensure a suitable management in the face of a crisis related to the product, its manufacturing, its distribution and its consumption, there is a Crisis Committee, expressly regulated, as regards it composition, dynamics and action methods, by a manual of "Coordinate and Efficient management Procedures in the face of Food Crisis Situations".

4) Internal Prevention Committee: that deals with the matters related to prevention of risks at work; it is formed by the Chief Executive Officer and three General Deputy Directors of the Company has it holds executive powers and it takes on the importance of the prevention from the Top Management , which aids its integration into the different levels of the Group.

5) Internal Auditor, hierarchically and exclusively dependent on the Audit and Compliance Committee.

D.5. Identification and description of the compliance processes for the different regulations that affect the Company and/or its Group.

The Articles of Association and the Board of Directors' Regulations have particularly regulated this aspect, establishing as one of the Audit and Compliance Committee's functions, the monitoring of the observance of the rules that make up the *Company's governance system, periodically reviewing the results and bringing* reform proposals before the Board of Directors.

E) ANNUAL GENERAL MEETING OF SHAREHOLDERS

E.1. List the establishment quorum of the Annual General Meeting of Shareholders set forth in the Articles of Association. Describe how it differs from the minimum regime set forth in the Corporations Law (CL).

According to article 15 of the Articles of Association, regulating the establishment of the Annual General Meeting of Shareholders, the following is specified:

"Article 15. - Establishment of the Annual General Meeting of Shareholders.

1. The Annual General Meeting of Shareholders will be validly established, in the first session, when the shareholders, present or represented, hold at least 25 percent of the subscribed capital stock with a right to vote. In the second session, the Annual General Meeting of Shareholders will be validly established however much capital stock attends it.

2. Without detriment to that set forth under the following heading 3 of this article of these Articles of Association, in order that the Ordinary or Extraordinary Annual

acordar válidamente la emisión de obligaciones, el aumento o reducción del capital y, cualquier modificación de los Estatutos Sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el 50 por 100 del capital suscrito con derecho a voto. En segunda convocatoria será suficiente la concurrencia del 25 por 100 de dicho capital.

Cuando concurran accionistas que representen menos del 50 por 100 del capital suscrito con derecho a voto, los acuerdos a que se refiere el apartado anterior solo podrán adoptarse válidamente con el voto favorable de los dos tercios (2/3) del capital presente o representado en la Junta.

3. No obstante lo dispuesto en los apartados anteriores, para que la Junta General Ordinaria o Extraordinaria pueda acordar válidamente la transformación, fusión, escisión y disolución de la Sociedad, así como para que pueda acordarse la modificación de los artículos 15, 22, 23 y 26 de estos Estatutos, habrán de concurrir a la Junta en primera convocatoria, presentes o representados, los accionistas titulares de, al menos, el 51 por 100 del capital social suscrito con derecho a voto. En segunda convocatoria, será necesaria la concurrencia a la Junta General, presentes o representados, de accionistas titulares de, al menos, el 45 por 100 del capital suscrito con derecho a voto"

El artículo 102 de la LSA refleja los mismos quórum de asistencia, a excepción de los requeridos para:

- La modificación de los artículos 15, 22, 23 y 26 de los Estatutos Sociales.
- Acordar la transformación, fusión, escisión y disolución de la Sociedad.

En ambos casos, que requiere un quórum reforzado de 51% en primera convocatoria y 45% en segunda.

E.2. Explique el régimen de adopción de acuerdos sociales. Describa en qué se diferencia del régimen previsto en la LSA.

Igualmente en el artículo 15 mencionado anteriormente, se regulan expresamente determinadas mayorías cualificadas para la adopción de determinados acuerdos, que son las mismas reguladas en el artículo 103 de la LSA.

Sólo se excepciona de la regulación de dicho precepto legal la adopción de los siguientes acuerdos:

1) Por una parte, regulado en el artículo 22 de los Estatutos Sociales, la adopción de los acuerdos relativos a la transformación, fusión, escisión y disolución de la Sociedad, así como para la modificación de los artículos 15, 22, 23 y 26 de los Estatutos Sociales, se requerirá el voto favorable del 75% del capital presente o representado en la Junta, tanto constituida en primera como en segunda convocatoria.

2) Por otra, regulado en el artículo 23.3 de los Estatutos Sociales, el nombramiento de los administradores se regula de la forma siguiente:

   "Para ser nombrado administrador, se requiere poseer, al menos, el 5 por 100 de las acciones de la Sociedad con derecho a voto, con una antelación de, al menos, dos años al momento de la designación, quedando a salvo lo dispuesto en el artículo 137 de la Ley de Sociedades Anónimas. La mencionada antelación de, al menos, dos años en la posesión de las acciones y el requisito de poseer al menos el 5 % del capital de la Sociedad no serán precisos cuando la designación o ratificación del administrador se lleve a cabo por la Junta General con el voto favorable de, al menos, el 66 por 100 del capital presente o representado en la Junta General."

E.3. Relacione los derechos de los accionistas en relación con las Juntas Generales, que sean distintos a los establecidos en la LSA.

En los Estatutos Sociales artículo 16 se detalla todo lo relacionado con la representación en la Junta General y el derecho de los accionistas a esta representación de la misma manera que se refleja en el artículo 106 y 108 de la LSA:

General Meeting of Shareholders may validly agree upon the issuing of bonds, the increase or decrease in the capital stock and any modification to the Articles of Association, in the first session, the attendance of shareholders, present or represented, holding at least 50 percent of the subscribed capital stock with a right to vote will be necessary. In the second session, the attendance of 25 percent of the aforementioned capital stock will be sufficient.

When shareholders representing less than 50 percent of the subscribed capital stock with a right to vote attend, the agreements referred to in the previous heading may only be validly adopted with the favourable vote of two thirds (2/3) of the capital stock present or represented at the Annual General Meeting of Shareholders.

3. Notwithstanding that set forth in the previous headings, in order that the Ordinary or Extraordinary Annual General Meeting of Shareholders may validly agree on the transformation, merger, split and winding up of the Company, as well as to agree on the modification of articles 15, 22, 23 and 26 of these Articles of Association, shareholders holding at least 51 percent of the subscribed capital stock with a right to vote must attend the Annual General Meeting of Shareholders at its first session, either present or represented. At the second session, the attendance at the Annual General Meeting of Shareholders, present or represented, holding at least 45 percent of the subscribed capital stock with a right to vote is necessary."

Article 102 of the CL reflects the same attendance quorums, except for those required for:

- The modification of articles 15, 22, 23 and 26 of the Articles of Association.
- Agreeing on the transformation, merger, split and winding up of the Company.

In both cases, a reinforced quorum is required of 51% at the first session and 45% at the second.

E.2. Explain the adoption regime for company agreements. Describe how they differ from the regime foreseen in the CL.

As in the abovementioned article 15, certain qualified majorities are expressly regulated for the adopting of certain agreements, which are the same ones regulated in article 103 of the CL.

Only the adoption of the following agreements are excepted from this legal dictate:

1) On the one hand, regulated in article 22 of the Articles of Association, the adoption of the agreements relative to the transformation, merger, split and winding up of the Company, as well as for the modification of articles 15, 22, 23 and 26 of the Articles of Association, for which the favourable votes of 75% of the capital stock present or represented at the Annual General Meeting of Shareholders, both in its first and in its second session will be required.

2) On the other hand, regulated in article 23.3 of the Articles of Association, the appointment of administrators is regulated in the following way:

   "To be appointed as an administrator, you have to have held at least 5 percent of the shares in the Company with a right to vote for at least two years before the moment of the appointment, with the exception of that set forth in article 137 of the Corporations Law. The aforementioned minimum of two years of holding the shares and the requirement of holding at least 5 % of the Company's capital stock will not be necessary when the appointment or ratification of the administrator is carried out by the Annual General Meeting of Shareholders with the favourable vote of at least 66 percent of the capital stock, present or represented at the Annual General Meeting of Shareholders."

E.3. List the shareholders' rights in relation to the Annual General Meeting of Shareholders, which are different to those established in the CL.

In the Articles of Association, article 16 details everything related to the representation at the Annual General Meeting of Shareholders and the shareholders' right to this representation in the same way that it is reflected in article 106 and 108 of the CL:

"Artículo 16º.- Representación en la Junta General.

1) *Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona aunque ésta no sea accionista. La representación se conferirá por escrito y con carácter especial para cada Junta.*

2) *Los documentos en los que conste la representación conferida se adjuntarán al acta de la Junta General, salvo que la representación se hubiera otorgado en escritura pública en cuyo caso se reseñará en la lista de asistentes la fecha de otorgamiento, el Notario autorizante y su número de protocolo.*

3) *Lo dispuesto en los apartados anteriores no será de aplicación cuando el representante sea el cónyuge, ascendiente o descendiente del representado, ni tampoco cuando aquél ostente poder general conferido en documento público con facultades para administrar todo el patrimonio que tuviere el representado en territorio nacional. Tales circunstancias se acreditaran mediante la presentación de documentación que acredite suficientemente la relación de parentesco o mediante la exhibición del documento público. En la lista de asistentes, se reseñarán los documentos acreditativos de dicha relación o, en su caso, la fecha de otorgamiento del documento público, el Notario autorizante y el número de protocolo."*

El Consejo de Administración propondrá a la siguiente Junta de Accionistas la modificación del citado Artículo 16 de los Estatutos Sociales, con el objeto de dar cabida a la representación mediante medios de comunicación a distancia.

En línea con lo anterior, en el Reglamento de la Junta de Accionistas se contemplan las facultades de los accionistas en relación con el orden del día de la Junta General así como el derecho de información que les asiste, sin perjuicio de lo dispuesto en la LSA y en la Ley 26/2003 de 17 de julio y su desarrollo reglamentario.

En este mismo Reglamento se reflejan todos los derechos que asisten al accionista durante la Junta General sobre la información a facilitar durante la misma Junta y con posterioridad a ella.

E.4. Indique, en su caso, las medidas adoptadas para fomentar la participación de los accionistas en la Juntas Generales.

Toda la información societaria relacionada con las Juntas Generales se puede consultar en el domicilio y en la página web de la Sociedad, facilitándose al accionista las distintas vías de comunicación con la Sociedad.

Es interés de la Sociedad fomentar la participación de los accionistas en la Junta General. A tal efecto, el Consejo de Administración adoptará las medidas que estime, en cada caso, oportunas para facilitar e incentivar la asistencia personal de los accionistas a la Junta General, sin perjuicio de las previsiones incluidas en el Reglamento de la Junta y en las modificaciones estatutarias que se propondrán a la próxima Junta de Accionistas.

En la medida en que ello resulte legal y técnicamente viable, y en la medida en que sea compatible con los Estatutos Sociales y con los Reglamentos de aplicación, la Comisión de Auditoria y Cumplimiento revisará periódicamente la oportunidad de reconocer la posibilidad de ejercitar el derecho de voto por correspondencia postal o electrónica.

E.5. Indique si el cargo de Presidente de la Junta General coincide con el cargo de Presidente del Consejo de Administración. Detalle, en su caso, qué medidas se adoptan para garantizar la independencia y buen funcionamiento de la Junta General:

SI ☒ NO ☐

Detalle las medidas:

Los Estatutos Sociales regulan expresamente el funcionamiento de la Junta General (artículo 10 y siguientes) con el objetivo de garantizar su buen funcionamiento.

"Article 16.- Representation at the Annual General Meeting of Shareholders.

1) *Any shareholder who has the right to attend may be represented at the Annual General Meeting of Shareholders by another person although this person is not a shareholder. The representation will be conferred in writing and especially for each Annual General Meeting of Shareholders.*

2) *The documents where the conferred representation is stated will be attached to the minutes of the Annual General Meeting of Shareholders, except when the representation has been granted by public deed in which case, the authorising Notary and his protocol number and the date it was granted will be stated on the list of people attending.*

3) *That set forth in the previous headings will not be applicable when the representative is the spouse, parent or child of the represented person, nor when the representative holds a general power of attorney conferred by public document with powers to administrate all the patrimony the represented person holds in the national territory. Such circumstances will be accredited by way of the presentation of documents that sufficiently accredit the family relationship or by way of showing the public document. The accrediting documents of the aforementioned relationship or, if such is the case, the date of the granting of the public document, the authorising Notary and his number of protocol will be shown on the list of people attending."*

The Board of Directors will propose the modification of the aforementioned Article 16 of the Articles of Association at the following Annual General Meeting of Shareholders, in order to give way to representation using long distance means of communication.

In line with the above, in the Annual General Meeting of Shareholders' Regulation, the shareholders rights in relation to the agenda of the Annual General Meeting of Shareholders as well as the right of information that attends them is all contemplated, without detriment to that set forth in the CL and the Law 26/2003 of the 17th of July and the development of its regulation.

In this same Regulation, all the rights held by the shareholders during the Annual General Meeting of Shareholders about the information to be provided during the same Annual General Meeting of Shareholders and after it are reflected.

E.4. Indicate, if such is the case, the measures adopted to encourage the participation of the shareholders at the Annual General Meeting of Shareholders.

All the company information related to the Annual General Meeting of Shareholders may be consulted at the registered address and on the web page of the Company, providing the shareholders with different ways of communicating with the Company.

It is in the Company's interest to encourage the participation of the shareholders in the Annual General Meeting of Shareholders. For this purpose, the Board of Directors will adopt the measures it deems appropriate, in each case, to aid and motivate the personal attendance of the shareholders at the Annual General Meeting of Shareholders, without detriment to the provisions included in the Annual General Meeting of Shareholders's Regulations and in the modifications in the Articles of Association that will be proposed at the next Annual General Meeting of Shareholders.

Insofar as it is legally and technically feasible and insofar as it is compatible with the Articles of Association and with the applicable Regulations, the Audit and Compliance Committee will periodically review the idea of recognising the possibility of exercising the right to vote by post or electronic mail.

E.5. Indicate whether the position of Chairman of the Annual General Meeting of Shareholders coincides with the position of Chairman of the Board of Directors. Detail, if such is the case, what steps are adopted to guarantee the independence and smooth running of the Annual General Meeting of Shareholders:

YES ☒ NO ☐

Detail the steps:

The Articles of Association expressly regulate the operation of the Annual General Meeting of Shareholders (article 10 and the following ones) in order to guarantee its smooth running.

En especial, y con el objetivo de garantizar la independencia, el artículo 20.3 de dichos Estatutos establece que:

"Toda persona con derecho de asistencia podrá intervenir en la deliberación, al menos una vez, en relación con cada uno de los puntos del orden del día, si bien el Presidente de la Junta General podrá establecer el orden de las intervenciones y limitar en cualquier momento la duración máxima de cada una de ellas."

Y el artículo 32.3, f) de los Estatutos Sociales, establece, como una de las funciones del Secretario del Consejo de Administración la de:

"Actuar como Secretario de las Juntas Generales de la Compañía, velando por el cumplimiento de todos los trámites relacionados con su convocatoria, provisión de información, y legalidad formal y material del contenido y acuerdo de dichas Juntas".

Asimismo, el Reglamento de la Junta también regula determinadas medidas encaminadas a garantizar la independencia y buen funcionamiento de la Junta.

E.6. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el Reglamento de la Junta General.

El Consejo de Administración, en su sesión de 27 de Abril de 2004, aprobó el primer Reglamento de Junta de la Sociedad, cuyo texto había sido propuesto por la Comisión de Auditoria y Cumplimiento.

Dicho Reglamento de Junta será presentado, para su aprobación, a la próxima Junta General de Accionistas.

E.7. Indique los datos de asistencia en la Juntas Generales celebradas en el ejercicio al que se refiere el presente informe:

Los quorums de constitución de las Juntas de los últimos tres años han sido los siguientes:

	2001	2002	2003
Quórum	23,23%	26,58%	26,86%

En relación con la Junta General de Accionistas del año 2003 se pone de manifiesto la siguiente información:

In particular, and to guarantee the independence, article 20.3 of these Articles of Association establishes that:

"Any person who holds the right to attend may intervene in the deliberations, at least once, on each of the points on the agenda, although the Chairman of the Annual General Meeting of Shareholders may establish the order of the interventions and limit the maximum length of each of them whenever he wishes."

And article 32.3, f) of the Articles of Association establishes as one of the functions of the Secretary of the Board of Directors as:

"Acting as Secretary of the Company's Annual General Meetings of Shareholders, taking care of the compliance with all the steps related to their calling, provision of information and formal and material legality of the contents and agreements of the aforementioned Annual General Meetings of Shareholders".

Likewise, the Regulation of the Annual General Meeting of Shareholders also regulates certain steps aimed at guaranteeing the independence and smooth running of the Annual General Meeting of Shareholders.

E.6. Indicate, if such is the case, the modifications introduced during the financial year in the Annual General Meeting of Shareholders's Regulations.

At its meeting on the 27th of April 2004, the Board of Directors approved the first set of Regulations for the Company's Annual General Meeting of Shareholders, the text of which had been proposed by the Audit and Compliance Committee.

This Regulation of the Annual General Meeting of Shareholders will be presented, for approval, at the next Annual General Meeting of Shareholders.

E.7. Indicate the attendance figures at the Annual General Meeting of Shareholders held during the financial year to which this report refers:

The establishment quorums of the Annual General Meeting of Shareholders for the past three years have been the following:

	2001	2002	2003
Quorum	23.23%	26.58%	26.86%

In relation to the Annual General Meeting of Shareholders for the year 2003, the following information may be shown:

	Datos de asistencia Attendance figures	Datos de asistencia Attendance figures		
Fecha Junta General **Date of General Board Meeting**	**% de presencia** **% of physical presence**	**% en representación** **% represented**	**% voto a distancia** **% long distance vote**	**Total** **Total**
24-06-2003	13,24%	86,76%	0%	100%

Se aclara que los porcentajes indicados en el cuadro anterior se refieren al porcentaje de accionistas presentes y/o representados en dicha Junta, que ascendió al 26,86% del total accionariado.

A la Junta General Ordinaria de Accionistas de TELE PIZZA, S.A. celebrada el 24 de Junio de 2003 asistieron, entre presentes y representados, un total de 2.382 accionistas (91 presentes y 2.292 representados), representantes de 60.066.377 acciones (de ellas 7.952.665 estaban representadas por accionistas presentes y 52.113.712 estaban representadas por accionistas representados).

Las acciones que TELE PIZZA, S.A. tenía en ese momento en autocartera (un total de 7.775.063 acciones) fueron contabilizadas a efectos de quórum de asistencia (como accionista presente) pero no tuvieron derecho a voto.

En su consecuencia el quórum de constitución de dicha Junta que se celebró en segunda convocatoria fue del 26,86%.

It should be clarified that the percentages indicated in the previous table refer to the percentage of shareholders present and/or represented at the aforementioned Annual General Meeting of Shareholders, which rose to 26.86% of the total shareholders.

Between present and represented, a total of 2,382 shareholders (91 present and 2,292 represented) attended the Ordinary Annual General Meeting of Shareholders of TELE PIZZA, S.A. held on the 24th of June 2003, representing 60,066,377 shares (of them 7,952,665 were represented by shareholders who were present and 52,113,712 were represented by represented shareholders).

The shares that TELE PIZZA, S.A. held at this moment as own shares (a total of 7,775,063 shares) were counted for the purpose of the attendance quorum (as a shareholder who was present), but they had no right to vote.

As a result of this, the establishment quorum for the aforementioned Annual General Meeting of Shareholders that was held in its second session was 26.86%.

E.8. Indique brevemente los acuerdos adoptados en las Juntas Generales celebrados en el ejercicio al que se refiere el presente informe y porcentajes de votos con los que se ha adoptado cada acuerdo.

En la página web de la Sociedad constan los textos íntegros de los acuerdos adoptados en la Junta General Ordinaria de Accionistas celebrada el 24 de Junio de 2003. A continuación se procede a resumir dichos acuerdos:

1. - Examen y aprobación de las Cuentas Anuales (Balance, Cuentas de Pérdidas y Ganancias y Memoria) e Informe de Gestión, propuesta de Aplicación de Resultados así como de la Gestión Social referidos al ejercicio cerrado al 31 de Diciembre de 2002, de la Sociedad y de su Grupo Consolidado.

Acuerdo aprobado con el voto a favor del 99,99% del capital social presente o representado en la Junta.

2. - Ratificación de nombramiento del Consejero efectuado por cooptación, D. Alberto Manuel Horcajo Aguirre.

Acuerdo aprobado con el voto a favor del 99,98% del capital social presente o representado en la Junta.

3. - *Autorización para la adquisición derivativa de acciones propias de* conformidad con lo previsto en el Art. 75 y concordantes de la Ley de Sociedades Anónimas dejando sin efecto por el plazo de seis meses y cuatro días no transcurridos el acuerdo tercero adoptado por la Junta General Ordinaria de Accionistas de 28 de Junio de 2002.

Acuerdo aprobado con el voto a favor del 99,97% del capital social presente o representado en la Junta.

4. - Autorización al Consejo de Administración para la emisión, en su caso, de obligaciones, bonos o cualesquiera otros valores o instrumentos que creen o reconozcan deuda, incluso convertibles y/o canjeables por acciones de la propia Sociedad, con facultad de excluir el derecho de suscripción preferente, aprobando las reglas de su colocación y delegando su ejecución en el Consejo de Administración. Determinación de las bases y modalidades de la conversión y/o canje. Acuerdo de ampliación de capital así como delegación en el Consejo de Administración de las facultades precisas para su completa ejecución, de conformidad y con los límites previstos en el Art. 153.1 a) y concordantes de la Ley de Sociedades Anónimas, así como para la ejecución del presente acuerdo hasta su inscripción en los registros correspondientes. Validez de la suscripción aunque fuera incompleta, conforme a lo establecido en el artículo 161 de la Ley de Sociedades Anónimas. Otorgamiento de facultades al Consejo de Administración para la modificación del artículo 5° de los Estatutos Sociales, conforme al artículo 153.2 de la Ley de Sociedades Anónimas, acomodándolo a la cifra en que, en su caso, quede fijado el capital social.

Acuerdo aprobado con el voto a favor del 80,34% del capital social presente o representado en la Junta.

5. - *Modificación del artículo 33 de los Estatutos Sociales con el objeto de dar* cumplimiento a lo previsto en el artículo 47 de la Ley de Medidas de Reforma del Sistema Financiero y a las recomendaciones del Informe Aldama.

Acuerdo aprobado con el voto a favor del 99,99% del capital social presente o representado en la Junta.

6. - Delegación de facultades en favor del Consejo de Administración para la interpretación, aplicación, ejecución, formalización, desarrollo y, en su caso, subsanación de los anteriores acuerdos.

Acuerdo aprobado con el voto a favor del 99,99% del capital social presente o representado en la Junta.

E.9. Indique, en su caso, el número de acciones que son necesarias para asistir a la Junta General y si al respecto existe alguna restricción estatutaria.

Se podrá asistir a la Junta General de Accionistas siendo titular de una sola acción de la Sociedad. No existe ninguna restricción estatutaria al respecto.

E.8. Indicate briefly the agreements adopted at the Annual General Meeting of Shareholders held during the financial year referred to in this report and the percentages of votes with which each agreement has been adopted.

The complete texts of the agreements adopted at the Ordinary Annual General Meeting of Shareholders held on the 24th of June 2003 are shown on the Company's web page. Below these agreements are summarised:

1. — Inspection and approval of the Annual Accounts (Statement of Account, Profits and Losses Account and Report) and the Management Report, proposal for the Application of Results as well as the Company Management referring to the financial year that closed on the 31st of December of 2002, for the Company and for its Consolidated Group.

Agreement approved with the favourable vote of 99.99% of the capital stock present or represented at the Annual General Meeting of Shareholders.

2. — Ratification of the appointment of the Member of the Board carried out by co-option, Alberto Manuel Horcajo Aguirre.

Agreement approved with the favourable vote of 99.98% of the capital stock present or represented at the Annual General Meeting of Shareholders.

3. — *Authorisation for the derivative acquisition of own shares in accordance with* that foreseen in Article 75 and similar of the Corporations Law, leaving without effect for the period of six months and four days that have not passed, the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 28th of June 2002.

Agreement approved with the favourable vote of 99.97% of the capital stock present or represented at the Annual General Meeting of Shareholders.

4. — Authorisation of the Board of Directors to issue, if such is the case, bonds, debentures or any other securities or instruments that they believe or acknowledge as debt, including those convertible and/or exchangeable for shares in the Company itself, with power to exclude the right of preferential subscription, approving the rules of their placement and delegating their performance to the Board of Directors. Determination of the bases and methods of conversion and/or exchange. Agreement to extend the capital stock as well as delegating to the Board of Directors the powers necessary for its complete performance, in accordance and with the limits foreseen in Article 153.1 a) and similar of the Corporations Law, as well as for the performance of this agreement until it is inscribed on the corresponding registers. Validity of the subscription although it were incomplete, in accordance with that established in article 161 of the Corporations Law. Granting of the powers to the Board of Directors for the modification of the 5th article of the Articles of Association, in accordance with article 153.2 of the Corporations Law, accommodating it to the figure in which, if such is the case, the capital stock is fixed.

Agreement approved with the favourable votes of 80.34% of the capital stock present or represented at the Annual General Meeting of Shareholders.

5. — *Modification of article 33 of the Articles of Association with the aim of* complying with that foreseen in article 47 of the Law on Reform Measures for the Financial System and the Aldama Report's recommendations.

Agreement approved with the favourable votes of 99.99% of the capital stock present or represented at the Annual General Meeting of Shareholders.

6. — Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and, if such is the case, correction of the previous agreements.

Agreement approved with the favourable votes of 99.99% of the capital stock present or represented at the Annual General Meeting of Shareholders.

E.9. Indicate, if such is the case, the number of shares that are necessary to attend the Annual General Meeting of Shareholders and whether there is any statutory restriction on this point.

A shareholder may attend the Annual General Meeting of Shareholders whilst holding only one share in the Company. There are no statutory restrictions on this point.

Será requisito para asistir a la Junta General el que el accionista tenga inscrita la titularidad de sus acciones en el correspondiente registro contable de anotaciones en cuenta, con, al menos, cinco (5) días de antelación a aquél en que haya de celebrarse la Junta.

Cada acción da derecho a un voto.

E.10. Indique y justifique las políticas seguidas por la Sociedad referente a las delegaciones de voto en la Junta General.

No existe una política específica sobre la delegación de voto de los accionistas en las Juntas Generales. Como ha quedado especificado en el apartado E.3. del presente documento, en los Estatutos Sociales, artículo 16 se detalla la representación en la Junta.

E.11. Indique si la Sociedad tiene conocimiento de la política de los inversores institucionales de participar o no en las decisiones de la Sociedad.

SI ☐ NO ☒

E.12. Indique la dirección y modo de acceso al contenido del gobierno corporativo en su página web.

La dirección es la siguiente:

www.telepizza.es/ Información legal para el accionista.

Cabe destacar que la web de TELE PIZZA, S.A. se ha potenciado como medio de difusión informativa y cauce de comunicación y diálogo. Dicha web incluye un apartado específico para informar a los accionistas, donde se publica toda aquella información legalmente exigida y aquélla que se considera relevante para el inversor. Con el objetivo de establecer un canal de comunicación transparente y completo con el accionista, este apartado se ha ido actualizando y adaptando a la regulación que sobre este aspecto se ha venido desarrollando y está previsto que se desarrolle en 2004.

En todo caso, a continuación se incluye el Índice de Contenidos de la citada página web, en relación con la Información para Accionistas e Inversores::

1. INFORMACION GENERAL SOBRE LA SOCIEDAD

- 1. 1. Cauces de comunicación
- 1. 2. La Acción y su Capital Social
- 1. 3. Agenda del Inversor
- 1. 4. Dividendos
- 1. 5. Emisiones
- 1. 6. Estatutos
- 1. 7. Hechos relevantes
- 1. 8. Participaciones significativas y Autocartera

2. INFORMACION ECONÓMICO-FINANCIERA

- 2. 1. Información pública periódica
- 2. 2. Presentaciones trimestrales
- 2. 3. Informes anuales

3. GOBIERNO CORPORATIVO

- 3. 1. Reglamento de la Junta
- 3. 2. Reglamento del Consejo
- 3. 3. Informe anual de Gobierno Corporativo
- 3. 4. Reglamento interno de conducta
- 3. 5. Pactos parasociales
- 3. 6. Consejo de Administración
- 3. 7. Comisiones del Consejo

The shareholder must have the ownership of his shares inscribed on the corresponding accounting register of notes on account, at least five (5) days before the day the Meeting is to be held to be able to attend the Annual General Meeting of Shareholders.

Each share entitles the holder to one vote.

E.10. Indicate and justify the policies followed by the Company referring to the delegations of votes at the Annual General Meeting of Shareholders.

There is no specific policy about the delegation of votes by shareholders at the Annual General Meetings of Shareholders. As has been specified under heading E.3 of this document, in the Articles of Association, article 16 details the representation at the Annual General Meeting of Shareholders.

E.11. Indicate whether the Company knows about the institutional investors' policy of taking part or not in the Company's decisions.

YES ☐ NO ☒

E.12. Indicate the address and access method to the contents of the corporate governance on the web page.

The address is the following:

www.telepizza.es/ Legal information for shareholders.

It should be emphasised that the web page of TELE PIZZA, S.A. has been promoted as the means to spread information and as a source of communication and dialogue. This web page includes a specific heading to inform the shareholders, where all the information legally required and that which might be considered relevant for investors is published. This heading has been updating and adapting to the regulations that have been being developed on this aspect and that are foreseen to be developed in 2004 in order to establish a transparent, complete communication channel with the shareholders.

In any event, below the Table of Contents of the aforementioned web page may be found, in relation with the Information for Shareholders and Investors::

1. GENERAL INFORMATION ABOUT THE COMPANY

- 1.1. Communication sources.
- 1.2. The Action and its Capital Stock.
- 1.3. The Investor's Agenda.
- 1.4. Dividends.
- 1.5. Issues.
- 1.6. Articles of Association.
- 1.7. Relevant facts.
- 1.8. Significant participations and own shares.

2. ECONOMIC-FINANCIAL INFORMATION

- 2.1. Periodic public information.
- 2.2. Quarterly presentations.
- 2.3. Annual reports.

3. CORPORATE GOVERNANCE

- 3.1. Regulations of the Board.
- 3.2. Regulations of the Annual General Shareholders Meeting.
- 3.3. Annual Report on Corporate Governance.
- 3.4. Regulation for internal conduct.
- 3.5. Parasocial pacts.
- 3.6. Board of Directors.
- 3.7. Board Committees.

4. JUNTAS GENERALES DE ACCIONISTAS

4. 1. Derecho de información y cauces de comunicación entre la sociedad y el accionista.
4. 2. Delegación de voto
4. 3. Voto a distancia en las Juntas Generales
4. 4. Junta General de Accionistas del ejercicio 2002:
    4. 4. 1. Convocatoria y Orden del Día
    4. 4. 2. Informes de administradores y de auditores.
    4. 4. 3. Quórum de constitución
    4. 4. 4. Acuerdos adoptados, votación y sentido del voto

4. ANNUAL GENERAL MEETING OF SHAREHOLDERS

4.1. Right of information and communication sources between the company and the shareholders.
4.2. Delegation of votes.
4.3. Distance voting at Annual General Meetings.
4.4. Annual General Meeting of Shareholders for the financial year 2002:
    4.4.1. Calling and Agenda.
    4.4.2. Report by the administrators and by the auditors.
    4.4.3. Establishment quorum.
    4.4.4. Agreements adopted, voting and manner of voting.

4.- GRADO DE SEGUIMIENTO DE LAS RECOMENDACIONES DE "BUEN GOBIERNO".

Recomendación 1. Funciones del Consejo de Administración.- *Que el Consejo asuma expresamente como núcleo de su misión la función general de supervisión, ejerza con carácter indelegable las responsabilidades que comporta y establezca un catálogo de las materias reservadas a su conocimiento.*

El Consejo de Administración es el máximo órgano de representación y dirección de la sociedad excepto en aquellas materias reservadas a la competencia de la Junta General de Accionistas y regula en su Reglamento las funciones que con carácter indelegable debe desarrollar.

Recomendación 2. Consejeros Independientes.- *Que se integre en el Consejo un número razonable de Consejeros Independientes cuyo perfil responda a personas de prestigio profesional no vinculadas con el equipo de gestión ni con los núcleos accionariales de control.*

De los diez miembros que integran el Consejo de Administración de TELE PIZZA, S.A., cinco son Consejeros Externos Independientes.

Recomendación 3. Composición del Consejo de Administración.- *Que en la composición del Consejo los Consejeros externos Dominicales e Independientes constituyan amplia mayoría sobre los Ejecutivos, y que la proporción entre Dominicales e Independientes se establezca teniendo en cuenta la relación existente entre el capital integrado por paquetes significativos y el resto.*

Los Consejeros se agrupan en las siguientes categorías:

a).- **Consejeros ejecutivos (2):**

D. José Carlos Olcese Santonja
D. Fernando Zapater Marqués.

b).- **Consejeros externos (8)**, de los cuales se consideran **externos dominicales (2), externos independientes (5) y externos (1):**

Consejeros externos dominicales (2):

D. Pedro Ballvé Lantero
D. Ignacio Cuesta Martín-Gil

Consejeros externos independientes (5):

D. Guillermo De La Dehesa Romero
D. Joaquín Cayuela Verges
D. Alfonso Martínez de Irujo Fitz-James Stuart
D. Raniero Vanni D'Archirafi
D. Javier Gaspar Pardo de Andrade

Consejeros externos (1):

D. Aldo Olcese Santonja

Esta composición del Consejo refleja una notable mayoría de Consejeros **externos** frente a Consejeros **ejecutivos** y de Consejeros **externos independientes** frente a Consejeros **externos dominicales.**

Recomendación 4. Número de Consejeros.- *Que el Consejo ajuste su tamaño para lograr un funcionamiento más eficaz y participativo. A título orientativo, el número máximo de Consejeros que se recomienda es de quince.*

El Consejo se encuentra actualmente integrado por diez Consejeros considerándose que es este un número adecuado teniendo en cuenta las características de la Sociedad, y considerando que la media del número de Consejeros en las compañías cotizadas es en España de 14,5 y en la Unión Europea de 12,5.

4.- DEGREE OF FOLLOWING OF THE "GOOD GOVERNANCE" RECOMMENDATIONS.

Recommendation 1. Functions of the Board of Directors.- *Whereby the Board expressly assumes the general function of supervision, exercising the responsibilities that cannot be delegated, that contribute and establish a catalogue of the confidential subjects as is main aim..*

The Board of Directors is the highest body of representation and management of the company except on those subjects that are reserved for the scope of the Annual General Meeting of Shareholders and it regulates the functions that must be developed without any possibility of delegation in its Regulations.

Recommendation 2. Independent Members of the Board.- *Whereby a reasonable number of Independent Members of the Board whose profile corresponds to people with professional prestige not linked to the management team or to the controlling shareholder groups are incorporated on the Board.*

Of the ten members forming the Board of Directors of TELE PIZZA, S.A., five are Independent External Members of the Board.

Recommendation 3. Composition of the Board of Directors.- *Whereby the External Members who represent core shareholders and Independent Members of the Board form a wide majority over the Executives in the composition of the Board and that the proportion between core shareholder representatives and Independents is established taking into account the relationship existing between the capital stock integrated by significant packages and the rest.*

The Members of the Board are grouped into the following categories:

a).- **Executive members of the Board (2):**

José Carlos Olcese Santonja
Fernando Zapater Marqués.

b).- **External members of the Board (8)**, of which the following are considered **external members who represent core shareholders (2), external independents (5) and externals (1):**

External members of the Board who represent core shareholders(2):

Pedro Ballvé Lantero
Ignacio Cuesta Martín-Gil

External independent members of the Board (5):

Guillermo De La Dehesa Romero
Joaquín Cayuela Verges
Alfonso Martínez de Irujo Fitz James Stuart
Raniero Vanni D'Archirafi
Javier Gaspar Pardo de Andrade

External members of the Board (1):

Aldo Olcese Santonja

This composition of the Board reflects an appreciable majority of **external** Members of the Board as opposed to **executive** Members of the Board and of **external independent** Members of the Board as opposed to **external** Members of the Board who represent core shareholders.

Recommendation 4. Number of Members of the Board.- *Whereby the Board adjusts its size to achieve a more efficient and participative operation. As a guideline, the maximum number of Members of the Board that is recommended is fifteen.*

The Board is currently formed by ten Members, this being considered as a suitable number, taking the Company's characteristics into account and considering that the average number of Board Members in listed companies in Spain is 14.5 and in the European Union is 12.5.

Recomendación 5. El Presidente del Consejo de Administración.- *Que en el caso de que se acumulen los cargos de Presidente del Consejo y de Primer Ejecutivo, se adopten las cautelas necesarias para reducir los riesgos de la concentración de poder en una sola persona.*

No es este el caso de la Sociedad ya que personas diferentes ocupan los cargos de Presidente y de Primer Ejecutivo.

Recomendación 6. El Secretario del Consejo de Administración. - *Que se dote de mayor relevancia a la figura del Secretario del Consejo, reforzando su independencia y estabilidad y destacando su función de velar por la legalidad formal y material de las actuaciones del Consejo.*

En cumplimiento de esta Recomendación, el Secretario del Consejo participa de la condición de Consejero desde el año 2002 y sus funciones y atribuciones gozan de especial protección a través de su reflejo estatutario, desarrollando asimismo desde el presente ejercicio 2004 el cargo de Letrado Asesor.

Recomendación 7.- La Comisión Ejecutiva.- *Que la composición de la Comisión Ejecutiva, cuando exista, refleje el mismo equilibrio que mantenga el Consejo entre los distintos tipos de Consejeros y que exista transparencia o fluidez de información con el Consejo respecto de las decisiones de aquélla.*

La Comisión Ejecutiva está integrada por seis miembros de los cuales dos son Consejeros Ejecutivos y cuatro son Consejeros Externos (dos Externos Independientes, uno Externo Dominical y otro Externo), reflejando de esta manera una proporción similar a la del Consejo. Todos los acuerdos de la Comisión Ejecutiva son objeto de información en la siguiente sesión del Consejo.

Recomendación 8. Comisiones delegadas de control.- *Que el Consejo constituya en su seno Comisiones o Comités de control, compuestos exclusivamente por Consejeros externos, en materia de información y control contable (Auditoria); selección de Consejeros y Altos Directivos (Nombramientos); determinación y revisión de la política de retribuciones (Retribuciones); y evaluación del sistema de cumplimiento (Cumplimiento).*

Existen constituidas en el seno del Consejo las siguientes Comisiones:

Comisión Ejecutiva.
Comisión de Auditoria y Cumplimiento.
Comisión de Nombramientos y Retribuciones.
Comisión de Estrategia e Inversiones.

Excepción hecha de la primera, todas las demás Comisiones están integradas (y presididas) por Consejeros Externos Independientes, salvo uno de los miembros de la Comisión de Auditoria y Cumplimiento, D. Ignacio Cuesta Martín-Gil, que ostenta la condición de Consejero Externo Dominical, y otro de los miembros de todas las comisiones, D. Aldo Olcese Santonja, que es Consejero Externo.

Recomendación 9. Información a los Consejeros. - *Que se adopten las medidas necesarias para asegurar que los Consejeros dispongan con la antelación precisa de la información suficiente, específicamente elaborada y orientada para preparar las sesiones del Consejo, sin que pueda eximir de su aplicación, salvo en circunstancias excepcionales, la naturaleza reservada de la información.*

El Reglamento del Consejo vela y protege el régimen de acceso de los Consejeros a la información precisa así como la posibilidad de contar con asesores externos. La existencia de un calendario anual de sesiones facilita, asimismo, su tarea y asistencia a las reuniones.

Recomendación 10. Funcionamiento del Consejo.- *Que, para asegurar el adecuado funcionamiento del Consejo, sus reuniones se celebren con la frecuencia necesaria para el cumplimiento de su misión, que se fomente por el Presidente la intervención y libre toma de posición de todos los Consejeros; que se cuide la redacción de las actas; y que el Consejo evalúe, al menos una vez al año, la calidad y eficacia de sus trabajos.*

Recommendation 5. The Chairman of the Board of Directors.- *Whereby in the case of the positions of Chairman of the Board and First Executive coinciding, the necessary precautions are adopted to reduce the risks of the concentration of power in a single person.*

This is not the case for the Company since different people hold the positions of Chairman and First Executive.

Recommendation 6. The Secretary of the Board of Directors. - *Whereby the figure of the Secretary to the Board is given greater relevance, strengthening his independence and stability and emphasising his task of looking after the formal and material legality of the Board's actions.*

In compliance with this Recommendation, the Secretary to the Board has participated in the capacity of Member of the Board since 2002 and his functions and attributions enjoy special protection through the statutory reservations, likewise, since this financial year of 2004, he also carries out the position of Legal Advisor.

Recommendation 7.- The Executive Committee.- *Whereby the composition of the Executive Committee, when it exists, reflects the same balance that the Board maintains between the different types of Members of the Board and that there is transparency or flow of information with the Board with respect to its decisions.*

The Executive Committee is formed by six members of which two are Executive Members of the Board and four are External Members of the Board (two External Independent, one External Core Shareholder Representative and another External), in this way reflecting a proportion similar to that of the Board. All of the agreements made by the Executive Committee must be informed about at the next Board Meeting.

Recommendation 8. Delegated control committees.- *Whereby the Board must form from its centre control Commissions or Committees, exclusively made up of external Members of the Board, on the subject of information and accounting control (Auditing); selection of Members of the Board and Top Executives (Appointments); determination and reviewing of earnings policy (Earnings); and evaluation of the compliance system (Compliance).*

Within the Board there are the following Committees:

Executive Committee.
Audit and Compliance Committee.
Appointments and Earnings Committee.
Strategy and Investments Committee.

With the exception of the first one, all the other Committees are made up of (and presided over) by External Independent Members of the Board, except one of the members of the Audit and Compliance Committee, Ignacio Cuesta Martín-Gil, who holds the position of External Member of the Board representing core shareholders, and another of the members of all the committees, Aldo Olcese Santonja, who is an External Member of the Board.

Recommendation 9. Information to the Members of the Board. — *Whereby the necessary steps are taken to ensure that the Members of the Board have sufficient information with the necessary advance notice, specifically prepared and aimed at preparing the Board's meetings, without this being able to free the confidential nature of the information from its application, except under exceptional circumstances.*

The Board's Regulation looks after and protects the access of the Members of the Board to the necessary information as well as the possibility of being able to use external advisors. The existence of an annual calendar of sessions likewise helps in this task and in the attendance of the meetings.

Recommendation 10. Operation of the Board.- *Whereby, to ensure the suitable operation of the Board, its meetings are held with the frequency necessary for it to fulfil its job, whereby the Chairman promotes the intervention and free position-taking of all the Members of the Board; whereby the drafting of the minutes is taken care of; and whereby the Board evaluates, at least once a year, the quality and efficiency of its work.*

Las reuniones del Consejo a lo largo del año 2003 ascendieron a siete sesiones y en el transcurso de las mismas intervienen habitualmente de forma activa todos los Consejeros, constituyendo práctica habitual instituida por el Presidente el que cada uno de ellos deba de pronunciarse expresamente y manifestar su opinión en relación con aquellas cuestiones objeto de debate de especial trascendencia e importancia.

Respecto a la **auto evaluación** de sus trabajos, (estatutariamente prevista) tuvo lugar en la reunión del Consejo de Administración de fecha 19 de Diciembre de 2003.

Recomendación 11. Selección y re-elección de Consejeros.- *Que la intervención del Consejo en la selección y reelección de sus miembros se atenga a un procedimiento formal y transparente, a partir de una propuesta razonada de la Comisión de Nombramientos.*

La Comisión de Nombramientos y Retribuciones tiene la obligación de informar y proponer los nombramientos y renovaciones de los Consejeros tal y como recoge el Reglamento del Consejo y tal y como ha ocurrido desde que dicha Comisión fue constituida.

Recomendación 12. Dimisión de Consejeros.- *Que se incluya una norma que obligue a los Consejeros a dimitir en los casos que puedan afectar negativamente al funcionamiento del Consejo y al crédito y reputación de la Sociedad.*

El Reglamento del Consejo regula con detalle las causas del cese de los Consejeros, en especial en los supuestos en los que haya existido quiebra de los deberes que el propio Reglamento establece a su cargo.

Recomendación 13. Edad de los Consejeros.- *Que se establezca una edad límite para el desempeño del cargo de Consejero, que podría ser de sesenta y cinco a setenta años para los Consejeros ejecutivos y el Presidente, y algo más flexible para el resto de los miembros.*

El Consejo de Administración comparte el criterio de la Comisión Aldama sobre la innecesariedad de existencia de límite de edad para ocupar el cargo de Consejero y así lo recoge el propio Reglamento del Consejo.

Recomendación 14. Información para los Consejeros.- *Que se reconozca formalmente el derecho de todo Consejero a recabar y obtener la información y el asesoramiento necesarios para el cumplimiento de las funciones de supervisión, y se establezcan los cauces adecuados para el ejercicio de este derecho.*

El Consejo tiene expresamente reconocido este derecho a favor de los Consejeros, encomendándose a la Secretaría del mismo el cumplimiento de su ejercicio y además es objeto de regulación específica en el Reglamento del Consejo.

Recomendación 15. Remuneración de los Consejeros.- *Que la política de remuneración de los Consejeros, cuya propuesta, evaluación y revisión debe atribuirse a la Comisión de Retribuciones, se ajuste a los criterios de moderación, relación con los resultados de la Sociedad e información detallada e individualizada.*

La Comisión de Nombramientos y Retribuciones tiene atribuida la función de elevar propuestas al Consejo en relación con remuneración de los Consejeros, que tiene lugar a través de:

a) dietas por asistencia a las sesiones (solo devengadas en caso de efectiva asistencia), y,
b) participación en los planes de opciones sobre acciones de la Sociedad,
c) además de la remuneración salarial en lo que respecta a los dos Consejeros Ejecutivos.

Durante el ejercicio 2003 los Consejeros sólo percibieron remuneración en concepto de dietas por su asistencia a las reuniones del Consejo y de las Comisiones, por los importes que se detallan en el Informe de Gobierno Corporativo.

Debe reseñarse que el importe de dichas dietas, debidamente desglosadas en el Informe adjunto, responde al mandato del artículo 22.2 del Reglamento del Consejo cuyo tenor literal es el siguiente:

There were seven Board Meetings over the year 2003 and all the Members of the Boar regularly intervened actively in them, the Chairman having instituted the practice of each of them having to expressly speak and give his opinion in relation to the questions under debate that were particularly significant and important.

With respect to the **self-evaluation** of their work, (foreseen in the articles of association) this took place at the Board of Directors Meeting on the 19th of December 2003.

Recommendation 11. Selection and re-election of Members of the Board.- *Whereby the intervention of the Board in the selection and re-election of its members follows a formal, transparent procedure, using a justified proposal put forward by the Appointments Committee.*

The Appointments and Earnings Committee is obliged to inform and propose the appointments and renewal of the positions of the Members of the Board as is shown in the Board's Regulation and as has happened since this Committee was formed.

Recommendation 12. Resignation of Members of the Board.- *Whereby a rule is included that obliges the Members of the Board to resign in cases that could have a negative effect on the Board's operation and on the Company's credit and reputation.*

The Board's Regulation regulates in detail the reasons for resignation of the Members of the Board, particularly in the cases where there has been a breach of the duties that the Regulation itself establishes for the position.

Recommendation 13. Age of the Members of the Board.- *Whereby an age limit is established to hold the position of Member of the Board, that could be from sixty-five to seventy years old for Executive Members of the Board and the Chairman and a little more flexible for the other members.*

The Board of Directors shares the Aldama Committee's criteria as to the unnecessary point of an age limit to hold the position of a Member of the Board and this is shown in the Board's Regulations.

Recommendation 14. Information for the Members of the Board.- *Whereby the right of any Member of the Board is formally acknowledged to collect and obtain the information and advice necessary to fulfil their functions of supervision, and the suitable sources are established to exercise this right.*

The Board expressly acknowledges this right in favour of the Members of the Board, entrusting the Board's Secretary to fulfil this exercise and it is also specifically regulated in the Board's Regulation.

Recommendation 15. Payment of the Members of the Board.- *Whereby the payment policy for the Members of the Board, the proposal, evaluation and reviewing of which must be attributed to the Earnings Committee, is adjusted to the moderation criteria, related to the Company's results and detailed and individualised information.*

The Appointments and Earnings Committee has the function of bringing proposals before the Board on the subject of the payment of the Members of the Board, related to:

a) Expenses for attending the sessions (only accrued in the case of effective attendance), and
b) participation in the option plans over the Company's shares,
c) in addition to the payment of wages regarding the two Executive Members of the Board.

During the 2003 financial year the Members of the Board only received payment for the concept of expenses for attending the meetings of the Board and of the Committees, for the amounts that are detailed in the Corporate Governance Report.

It should be emphasised that the amount of these expenses, correctly broken down in the attached Report, responds to the mandate of article 22.2 of the Regulation of the Board, the literal contents is the following:

"El Consejo procurará que la retribución de los Consejeros sea moderada en función de las exigencias del mercado conforme a los Estatutos Sociales, y que sea adecuada en su naturaleza y criterios a los fines de la Sociedad y a las funciones atribuidas al Consejo"

Recomendación 16. Deberes generales de los Consejeros y conflictos de interés. - *Que la normativa interna de la Sociedad detalle las obligaciones que dimanan de los deberes generales de diligencia y lealtad de los Consejeros, contemplando, en particular, la situación de conflictos de intereses, el deber de confidencialidad, la explotación de oportunidades de negocio y el uso de activos sociales.*

El Reglamento Interno de Conducta y el Reglamento del Consejo de Administración regulan con detalle estas obligaciones.

Recomendación 17. Transacciones con accionistas significativos.- *Que el Consejo promueva la adopción de las medidas oportunas para extender los deberes de lealtad a los accionistas significativos, estableciendo, en especial, cautelas para las transacciones que se realicen entre éstos y la Sociedad.*

Una vez más debe efectuarse remisión tanto al Reglamento Interno de Conducta como al Reglamento del Consejo que regulan con detalle el régimen de las operaciones a las que se refiere este epígrafe. En todo caso debe reflejarse que no han existido transacciones de ningún tipo entre los accionistas significativos y la sociedad durante el ejercicio 2003.

Recomendación 18. Comunicación con accionistas.- *Que se arbitren medidas encaminadas a hacer más transparente el mecanismo de delegación de votos y a potenciar la comunicación de la Sociedad con sus accionistas, especialmente con los inversores institucionales.*

La propuesta de Reglamento de Junta que se presentará para su aprobación a la próxima que deba celebrarse regula con especial atención el régimen de comunicación entre la sociedad y sus accionistas, siempre con estricto respeto al principio de igualdad entre los mismos.

Por otra parte durante el ejercicio 2003, la compañía ha dado entrada en su página web a toda la información societaria exigida por las recientes regulaciones así como a aquella otra que de forma complementaria se ha considerado adecuada para facilitar la fluidez de la comunicación con sus accionistas.

Recomendación 19. Transparencia.- *Que el Consejo, más allá de las exigencias impuestas por la normativa vigente, se responsabilice de suministrar a los mercados información rápida, precisa y fiable, en especial cuando se refiera a la estructura del accionariado, a modificaciones substanciales de las reglas de gobierno, a operaciones vinculadas de especial relieve o a la autocartera.*

En relación con estas recomendaciones, la información que la sociedad transmite a los mercados reúne siempre los requisitos de rapidez, precisión y fiabilidad a los que se refiere la recomendación, tal y como por otra parte exige tanto el Reglamento de Régimen Interno como el Reglamento del Consejo de Administración.

Recomendación 20. Información financiera. - *Que toda la información financiera periódica que, además de la anual, se facilite a los mercados, se elabore conforme a los mismos principios y criterios contables utilizados para la elaboración de las cuentas anuales, siendo verificada por la Comisión de Auditoria antes de ser difundida.*

En efecto la Comisión de Auditoria y Cumplimiento de la compañía desempeña las funciones a las que se refiere esta Recomendación en los términos en los que la propuesta de ésta está redactada, siendo que además la última modificación estatutaria recoge expresamente esta atribución de aquella Comisión.

Recomendación 21. - Auditores externos. *Que el Consejo y la Comisión de Auditoria vigilen las situaciones que puedan suponer riesgo para la independencia de los auditores externos y, en concreto, que verifiquen el porcentaje que representan los honorarios satisfechos por todos los conceptos sobre el total de los ingresos de la firma auditora, y que se informe públicamente de los correspondientes a servicios profesionales de naturaleza distinta a los de Auditoria.*

"The Board will attempt to make the payment of the Members of the Board moderate, in terms of the market demands in accordance with the Articles of Association and that is suitable in nature and criteria to the Company's purpose and to the functions attributed to the Board".

Recommendation 16. General duties of the Members of the Board and conflicts of interest. - *Whereby the Company's internal rules describes the obligations radiate from the general duties of care and loyalty of the Members of the Board, in particular contemplating the situation of conflicts of interest, the duty of confidentiality, the exploitation of business opportunities and the use of company assets.*

The Internal Regulations on Conduct and the Board of Directors' Regulation regulate these obligations in detail.

Recommendation 17. Transactions with significant shareholders.- *Whereby the Board promotes the adoption of the appropriate steps o extend the duties of loyalty to the significant shareholders, particularly establishing cautionary measures for the transactions that are carried out between these and the Company.*

Once more, the Internal Conduct Regulation and the Board of Directors' Regulation must be consulted, which regulate in detail the regime of the operations referred to under this heading. In any event, it should be noted that there have been no transactions of any kind between the significant shareholders and the company during the financial year of 2003.

Recommendation 18. Communication with shareholders.- *Whereby steps are taken aimed at making the vote delegation mechanism more transparent and to promote communication between the Company and its shareholders, particularly with the institutional investors.*

The proposal for the Annual General Meeting of Shareholders' Regulation that will be presented for approval at the next meeting to be held regulates with particular care the communication regime between the company and its shareholders, always taking care to show complete equality between all of them.

Furthermore, during the 2003 financial year, the company has put all the company information requested by recent regulations as well as any other additional information that has been considered to be suitable to aid the communication flow with its shareholders on its Web page.

Recommendation 19. Transparency.- *Whereby the Board, beyond the requirements imposed by the regulations in force, is responsible for supplying the markets with fast, accurate and reliable information, particularly when referring to the structure of the shareholders, to substantial modifications in the governance rules, to linked operations that are particularly important or to the own shares.*

In relation to these recommendations, the information that the company transmits to the markets always unites the requirements of speed, accuracy and reliability referred to in the recommendation, as is also required both by the Internal Regime Regulations and the Board of Directors' Regulation.

Recommendation 20. Financial information. - *Whereby all the periodical financial information which, in addition to the annual information, is provided to the markets, is prepared in accordance with the same accounting principles and criteria used to prepare the annual accounts, and the Audit Committee must check it before being circulated.*

In fact, the Company's Audit and Compliance Committee carries out the functions referred to by this Recommendation under the terms in which the proposal is drafted, in addition to this the last modification of the articles of association expressly states this attribution of that Committee.

Recommendation 21. - External Auditors. *Whereby the Board and the Audit Committee monitor the situations that could mean a risk for the independence of the external auditors and specifically, they check the percentage that the fees paid for all the concepts represents out of the total of the earnings of the auditor company, and that they publicly inform of those corresponding to professional services of another nature than those of Auditing.*

La Comisión de Auditoria y Cumplimiento tiene atribuidas expresamente estas funciones y el Informe Anual de Gobierno Corporativo informa detalladamente sobre los honorarios de la firma auditora especificando aquellos que correspondan a servicios distintos a los de la actividad de auditoria.

Recomendación 22. Salvedades en la Auditoria.- *Que el Consejo procure evitar que las cuentas por él formuladas se presenten a la Junta con reservas y salvedades en el informe de auditoria y que, cuando ello no sea posible, se expliquen a los accionistas y a los mercados el contenido y el alcance de las discrepancias.*

Sin perjuicio de que las cuentas de la compañía correspondientes al ejercicio 2003 no presentan salvedad alguna por parte de los Auditores, corresponde especialmente a la Comisión de Auditoria y Cumplimiento la necesidad de valorar la necesidad de adaptar las cuentas anuales a las salvedades o reparos puestos de manifiesto por los auditores externos, cuando ello tuviere lugar.

Recomendación 23. Informe sobre Gobierno Corporativo.- *Que el Consejo de Administración incluya en su informe público anual información sobre sus reglas de gobierno, razonando las que no se ajusten a las recomendaciones del Código de Buen Gobierno.*

El Informe de Gobierno Corporativo se incorpora al presente documento con el formato y requisitos exigidos por la reciente Circular 1/04, de 17 de Marzo de la CNMV.

The Audit and Compliance Committee has been expressly given these functions and the Annual Report on Corporate Governance gives detailed information about the auditing company's fees, specifying those that correspond to services other than those of auditing.

Recommendation 22. Qualifications in the Audit.- *Whereby the Board must try to avoid the accounts they formulate being presented to the Annual General Meeting of Shareholders with qualifications and exceptions in the audit report and that, when this is not possible, the contents and scope of the discrepancies are explained to the shareholders and to the markets.*

Notwithstanding the fact that the company's accounts corresponding to the 2003 financial year do not include any qualifications by the Auditors, it is the Audit and Compliance Committee's particular responsibility to evaluate the need to adapt the annual accounts to the qualifications or objections shown by the external auditors, whenever they occur.

Recommendation 23. Corporate Governance Report.- *Whereby the Board of Directors includes in its annual public report information about its governance rules, justifying the ones that are not adapted to the recommendations shown in the Good Governance Code.*

The Corporate Governance Report is incorporated in this document with the format and requirements requested in the recent Circular 1/04, of the 17th of March from the Stock Exchange Commission.

5.- MEMORIA DE ACTIVIDADES DE LA COMISION DE AUDITORIA Y CUMPLIMIENTO.

Durante el ejercicio 2003 la Comisión ha desarrollado las atribuciones y funciones que le vienen asignadas estatutariamente y que se engloban en las siguientes siete áreas:

a) Información económico-financiera.
b) Gobierno corporativo.
c) Control interno.
d) Actividad del auditor de cuentas.
e) Métodos y procedimientos.
f) Publicidad y transparencia de sus actividades.
g) Conflictos de interés.

a) Información económico-financiera: la Comisión con periodicidad trimestral revisa y analiza dicha información para su posterior traslado al Consejo de Administración y consiguiente comunicación a los mercados y organismos reguladores, y muy especialmente la correspondiente al ejercicio completo tras su cierre, y así ha ocurrido puntualmente a lo largo del ejercicio pasado. Asimismo la Comisión ha velado especialmente por las siguientes cuestiones (objeto de especial atención en el apartado 7, del capítulo IV del Informe de la Comisión Aldama):

- Que en las cuentas anuales consolidadas se incorporen los estados contables de todas las sociedades participadas tanto nacional como internacionalmente que integren el perímetro de consolidación de acuerdo con la normativa aplicable.
- Que los principios contables aplicados en la formulación de las cuentas y en la elaboración de los estados financieros trimestrales y semestrales sean absolutamente respetuosos con la normativa mercantil y contable de aplicación.
- Que cualquier eventual cambio de criterio contable sea objeto de informe especial y detallado al Consejo.

b) Gobierno corporativo: en relación con el ejercicio 2003, la Comisión ha propuesto al Consejo de Administración el contenido del Informe Anual de Gobierno Corporativo que se incluye en este documento, y asimismo ha desarrollado las actividades relacionadas en los apartados a), b), c), y d) de la Introducción.

c) Control interno: la actividad se despliega a través de la figura del auditor interno el cual asiste a todas las reuniones de esta Comisión y depende jerárquica (y únicamente) de la misma.

d) Auditoria de cuentas: la Comisión de Auditoria ha mantenido relación continuada con los auditores externos de la Compañía y en concreto, en su sesión de 18 de Febrero de 2004 fue informada con detalle por los auditores externos de la compañía sobre sus opiniones, comentarios y sugerencias en relación con la Auditoria de Cuentas del ejercicio 2003 relativa tanto a la sociedad matriz como al Grupo Consolidado.

e) Métodos y procedimientos: periódicamente la Comisión actualiza y revisa las directrices y normas sobre métodos y procedimientos de la compañía.

f) Publicidad y transparencia: desde el ejercicio 2002 esta Comisión elabora la presente memoria anual (separada de la Memoria de la compañía) en la que informa sobre sus actividades durante el ejercicio y sobre el cumplimiento de las prácticas y normas de Gobierno Corporativo.

g) Conflictos de Interés: No se ha suscitado ninguno durante el ejercicio objeto del presente Informe.

Complementariamente a lo anterior, la Comisión de Auditoria y Cumplimiento ha realizado las siguientes actuaciones que por su importancia son objeto de reseña separada:

a) La redacción del Folleto Informativo Completo para su propuesta al Consejo, registrado ante la Comisión Nacional del Mercado de Valores en fecha 24 de Marzo de 2004 relativo a la Primera Emisión de Obligaciones Convertibles y/o Canjeables de Tele Pizza, S.A.

5.- REPORT ON THE ACTIVITIES OF THE AUDIT AND COMPLIANCE COMMITTEE

During the 2003 financial year, the Committee has performed the tasks and functions statutorily assigned to it that are included in the following seven areas:

a) Economic and financial information.
b) Corporate governance.
c) Internal monitoring.
d) Activities of the accounts auditor.
e) Methods and procedures.
f) Advertising and transparency of its activities.
g) Conflicts of interest.

a) Economic-financial information: every quarter the Committee reviews and analyses this information for later passing onto the Board of Directors and the consequent revelation to the markets and to the regulatory bodies and, very particularly that corresponding to the complete year after its closure and this occurred punctually throughout the past year. Furthermore, the Committee took special care over the following matters (object of special attention in section 7, of chapter IV of the Aldama Committee Report):

- That the consolidated statements of accounts should be included in the accounting statements of all the companies participated in, both nationally and internationally, that form the consolidation perimeter in accordance with the applicable regulations.
- That the accounting principles applied when formulating the accounts and in the preparation of the quarterly and half-yearly financial statements should absolutely respect the applicable mercantile and accounting regulations.
- That any possible change of accounting criterion should be the object of a special, detailed report to the Board of Directors.

b) Corporate governance: with regard to the 2003 financial year, the Committee has proposed to the Board of Directors the contents of the Annual Report on Corporate Governance that is included in this document, and likewise it has developed the activities listed under sections a), b), c), and d), of the Introduction.

c) Internal monitoring: the activities deployed through the figure of the internal auditor who attends all the meetings of this Committee and is dependent hierarchically (and solely) on it.

d) Accounts auditing: the Audit Committee has maintained a continuous relationship with the external auditors of the company and specifically, at their meeting of the 18th of February 2004, the Committee was informed in depth by the company's external auditors about their opinions, comments and suggestions regarding the Accounts Auditing for the 2003 financial year relative both to the parent company and to the Consolidated Group.

e) Methods and procedures: periodically the Committee updates and reviews the directives and rules on the methods and procedures used by the company.

f) Advertising and transparency: This Committee has been preparing this annual report since 2002 (separate from the Company Report) in which it gives information on its activities during the year and on compliance with the practices and rules on Corporate Governance.

g) Conflicts of Interest: None has arisen during the financial year that is the subject of this Report.

In addition to the abovementioned, the Audit and Compliance Committee has carried out the following actions that due to their importance should be stated separately:

a) The drafting of the Complete Information Prospectus for its proposal to the Board, registered before the Stock Exchange Commission on the 24th of March 2004 relative to the First Issue of Convertible and/or Exchangeable Bonds in Tele Pizza, S.A.

b) La propuesta al Consejo de Administración del contenido de las bases y condiciones de la indicada emisión de Obligaciones.

c) La propuesta al Consejo de Administración del texto del Reglamento de Régimen Interno de la compañía que resultó aprobado en la sesión de aquel órgano de 27 de Mayo de 2003.

b) The proposal to the Board of Directors of the contents of the bases and conditions of the aforementioned issue of Bonds.

c) The proposal to the Board of Directors of the text of the Company's Internal Regime Regulation that was approved at the Board Meeting on the 27th of May 2003.

ANEXO I

Relación de reuniones y orden del día de la Comisión de Auditoria y Cumplimiento

1.- Reunión de 26 de Febrero de 2003.

Orden del Día

- Presentación de resultados del ejercicio 2002 para su aprobación previa formulación de cuentas por el Consejo de Administración.
- Comunicación de resultados semestrales.

2.- Reunión de 14 de Mayo de 2003.

Orden del Día

- Información económico-financiera del primer trimestre.
- Informe anual sobre actividades de la Comisión y prácticas de gobierno corporativo.
- Nuevo Reglamento Interno de Conducta, Reglamento del Consejo y Reglamento de Junta.

3.- Reunión de 1 de Septiembre de 2003.

Orden del Día

- Información económico-financiera del primer semestre.

4.- Reunión de 28 de Octubre de 2003.

Orden del Día

- Resultados tercer trimestre del ejercicio.

5.- Reunión de 16 de Febrero de 2004.

Orden del Día

- Presentación de los resultados anuales de 2.003 para su propuesta al Consejo a efectos de formulación.
- Intervención del Auditor Externo.

6.- Reunión de 17 de Marzo de 2004.

Orden del Día

- Propuesta al Consejo de Administración sobre las bases y condiciones definitivas de la emisión de obligaciones convertibles y/o canjeables en acciones.
- Aprobación del texto del Folleto Informativo Completo.

7.- Reunión de 12 de Abril de 2004.

Orden del Día

- Presentación y, en su caso, aprobación de los resultados del primer trimestre de 2004.

El Auditor Interno de la Sociedad durante todas estas reuniones se ha encontrado permanentemente a disposición de la Comisión de Auditoria y Cumplimiento para asistir a todas las reuniones de la misma en las que su presencia sea requerida.

ANNEX I

List of meetings and agendas of the Audit and Compliance Committee

1.- Meeting of 26th of February 2003.

Agenda

- Presentation of the results for the 2002 financial year for approval before the Board of Directors draws up the accounts.
- Communication of half-yearly results.

2.- Meeting of 14th of May 2003.

Agenda

- Economic and financial information for the first quarter.
- Annual report on the activities of the Committee and on Corporate Governance.
- New Internal Regulations on Conduct, Regulations of the Board of Directors and Regulations for the Annual General Meeting of Shareholders.

3.- Meeting of 1st of September 2003.

Agenda

- Economic and financial information for the first half of the year.

4.- Meeting of 28th of October 2003.

Agenda

- Results from the third quarter of the financial year.

5.- Meeting of 16th of February 2004.

Agenda

- Presentation of the annual results for 2003 to be proposed to the Board for formulation purposes.
- Intervention of the External Auditor.

6.- Meeting of 17th of March 2004.

Agenda

- Proposal about the final bases and conditions for the issue of convertible and/or exchangeable bonds to the Board of Directors.
- Approval of the text of the Complete Informative Prospectus.

7.- Meeting of 12th of April 2004.

Agenda

- Presentation and, if such is the case, approval of the results from the first quarter of 2004.

Throughout all these meetings, the Company's Internal Auditor has been at the complete disposal of the Audit and Compliance Committee to attend all its meetings where his or her presence might be required.

telepizza®

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28700 Madrid
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